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08005475

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AMEC PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 22 2008
THOMSON REUTERS

FILE NO. 82- 34881 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 10/20/08





**AMEC plc** annual report and accounts 2007

# Aspiring to Excellence

## Power and Process

% 2007 divisional revenues



50% Process
25% Power
25% Nuclear

We design, deliver, enhance and maintain electricity and gas infrastructure in the UK, and industrial plant and power facilities in the UK and Americas.

AMEC has leading positions in the supply of engineering services to the gas transmission and storage and electricity transmission sectors in the UK and selected segments of the North American industrial process market (e.g. cement).

### Nuclear

AMEC is one of the leading providers of technical consultancy, engineering services and programme and asset management to the nuclear industry.

We are well positioned in the UK and Canada, and also provide services in the Americas, Central and Eastern Europe and South Africa.

## Earth and Environmental

% 2007 divisional revenues



40% Environmental
13% Geotechnical
10% Materials
6% Water
25% Government Program Management
6% Infrastructure

We provide consultancy, engineering and project management services for public and private sector customers, primarily in the Americas.

AMEC has a leading position in the Canadian market for environmental services and is a major supplier to the US Air Force in locations around the world.

## AMEC

% 2007 group revenues*



44% Natural Resources
44% Power and Process
12% Earth and Environmental

% 2007 group EBITA*



61% Natural Resources
25% Power and Process
14% Earth and Environmental

% 2007 group average employees*#



48% Natural Resources
34% Power and Process
18% Earth and Environmental

* Excluding the Investments and other activities division

# Full-time equivalents including agency staff

Transportation Aventis Crop Science AWE BIOX Corporation BP British Energy Bruce Power Canadian Department of National
Phillips CSXT De Beers EDF Enbridge Eskom ExxonMobil Fairfield Energy FEMA GE Imperial Oil Kimberly-Clark
National Grid Ontario Power Generation PetroChina PotashCorp SABIC Scottish Power Sellafield Shell Southern Company
Metals Corp. Total TXI US Air Force US Army US National Guard Wales and West Utilities Woodside Energy

# AMEC at a glance

## About us

AMEC is a FTSE 100 company, whose shares are traded on the London Stock Exchange, where the company is listed in the Oil Equipment and Services sector (LSE: AMEC.L).

With annual revenues of over £2.3 billion, the company is a focused supplier of high-value consultancy, engineering and project management services to the world's energy, power and process industries.

## Our services

We provide total life of asset services including the design, delivery and maintenance of strategic and complex assets, ranging from oil and gas production facilities to nuclear power stations.



CAPITAL EXPENDITURE
OPERATING EXPENDITURE
CONSULT
ENGINEER
PROCURE
CONSTRUCT
OPERATE
MAINTAIN
DECOMMISSION
PROJECT MANAGEMENT
Blue shading denotes AMEC's focus


We have major operations in the UK and Americas and work internationally for customers from the Arctic to Australia, employing approximately 20,000 people in more than 30 countries worldwide.





Geographical analysis of revenue 2007
40% UK
26% Canada
24% US
10% Rest of world


**Our customers range from national and local governments to blue chip companies on both sides of the Atlantic, with our largest customer accounting for some 10 per cent of total revenues.**

For further details of our activities, visit our website at www.amec.com

## Natural Resources



% 2007 divisional revenues
67% Oil and Gas Services
18% Oil Sands
15% Minerals and Metals Mining


### Oil and Gas (including Oil Sands)

We design, manage delivery of, maintain and upgrade production assets for a broad range of oil and gas companies worldwide.

With strong, long-term customer relationships, we are a leading supplier in the UK North Sea and upstream Canadian oil sands and have strong positions in frontier regions including the Caspian.

### Minerals and Metals Mining

We advise on, design and manage delivery of mining infrastructure for customers, mainly in the Americas.

We have a leading position in North America, where we have strong, long-term relationships with customers that value our experience working on large scale projects, often in extreme climatic conditions.

**Albian Sands Energy Arizona Department of Defence Cargill Chevron CMPC Cono... Koch (Georgia Pacific) Kuwait Oil Company Suncor Syncrude Teck Cominco Terrane...**

**AMEC's vision** is to be a **leading** supplier of **high-value consultancy, engineering** and **project management services** to the world's **energy, power** and **process industries**



believing in **people**, **teamwork** and **diversity**
delivering in a **safe** and **sustainable** way
acting with **integrity** and **respect**
aspiring to **excellence**; passionate about **success**

## Contents

# Highlights




Revenue
£m
1,724
1,581
1,788
2,122
2,356
03
04
05
06
07


Pre-tax profit*
£m
11.8
44.2
80.6
79.7
126.5
03
04
05
06
07


Diluted earnings per share#
p
1.2
10.4
17.8
16.6
28.0
03
04
05
06
07


Dividends per share
p
10.5
11.0
11.5
12.2
13.4
03
04
05
06
07

- Strong performance by the group's three core divisions
- Adjusted pre-tax profit* £126.5 million, up 59%
- Profit for the year £344.4 million (2006: £219.2 million)
- 5.1% EBITA margin** (2006: 4.1%); on track to deliver 2008 margin target of 6%
- Diluted earnings per share# from continuing operations 28.0 pence, up 69%
- Dividends per share up 10% to 13.4 pence
- Average net cash 2007 £435 million; 2008 expected to be c.£600 million##

| | 2007 £ million | 2006 £ million | |
|---|---|---|---|
| Continuing operations: | | | |
| Revenue | **2,356.2** | 2,121.6 | +11% |
| Profit before intangible amortisation, exceptional items and income tax* | **126.5** | 79.7 | +59% |
| Profit/(loss) before income tax | **151.6** | (27.0) | nm |
| Profit from discontinued operations – including profit on disposals | **222.9** | 261.4 | -15% |
| Diluted earnings per share from continuing operations before intangible amortisation and exceptional items | **28.0p** | 16.6p | +69% |
| Diluted earnings/(loss) per share – continuing operations | **36.1p** | (13.3p) | nm |
| Dividends per share | **13.4p** | 12.2p | +10% |

nm Not meaningful.

* For continuing operations before intangible amortisation of £2.5 million (2006: £3.6 million) and pre-tax exceptional income of £28.2 million (2006: charges of £102.8 million) but including joint venture profit before tax of £1.8 million (2006: £0.2 million).

** For continuing operations before net financing income/(costs), intangible amortisation, pre-tax exceptional items and £12.4 million one-off costs of STEP Change (2006: £nil) but including joint venture profit before tax, as a percentage of revenue.

# For continuing operations before intangible amortisation and exceptional items.

## Before acquisitions and share buybacks.

**Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors, some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.**

# Chairman's statement



A transformational year, with record results, record levels of cash, and inclusion in the FTSE 100 index.

**10%**
**growth**
in dividends per share

**Jock Green-Armytage**
Chairman

# On track
to deliver our 2008 margin target of 6%



Twelve months ago, I said that we expected to see the new AMEC well established by the end of 2007. We set out to achieve a transformation of the company and I am pleased to report that we have delivered, exceeding our own expectations.

AMEC achieved record results in 2007, and following the successful divestment of our non-core businesses, we now have a record cash balance available to fund future growth.

Our market capitalisation has increased by more than £1 billion since January 2007, to £2.5 billion. I am particularly proud that this success was marked by AMEC's inclusion in the FTSE 100 index in December 2007. This is a tribute to the hard work of Samir Brikho, his management team and AMEC's 20,000 employees around the world.

The board is recommending a final dividend of 8.8 pence per share (2006: 8.0 pence), which results in a total dividend of 13.4 pence per share (2006: 12.2 pence), a 10 per cent increase on 2006. At 2.1 times dividend cover, this achieves our stated aim of having a sustainable dividend cover of more than two times.

During the year, James Dallas and John Early retired from the board, James in May and John in July. Both have been long-serving board members and their support over the years has been much appreciated.

Creating a successful, sustainable company is about more than just improving the results. AMEC has a presence in more than 30 countries and in many more communities within those countries. Our employees are enthusiastic contributors to their local neighbourhoods, giving their time and raising money to support local initiatives. In 2007, for the fourth year running, AMEC was awarded number one position in our sector in the Dow Jones Sustainability Index. We continue to be ranked in the Top 100 'Companies that Count' index, published annually in the UK's Sunday Times.

2007 was a transformational year for AMEC, and one of outstanding financial performance. The identity of the company has been successfully changed to that of a major force in the world of energy, power and process. I am proud of our achievements and have enormous confidence in the management team.

AMEC's prospects have never been better. The outlook in our end markets continues to be strong and I remain confident that we will achieve our stated margin targets of six per cent in 2008 and eight per cent in 2010.

11 March 2008

Adjusted pre-tax profit up 59% to

**£126.5 million**

Stuart Siddall, Finance Director, resigned on 17 March 2008 and will step down from the board after the annual general meeting. Stuart has seen many changes since he first joined AMEC in 2000 and will leave with the company well positioned for an exciting future. The board is grateful to Stuart for his considerable contribution to the company.

# Chief Executive's review



Building an army of the best engineers, project managers and consultants in the world; we aspire to excellence in everything we do.

**Record**
results and cash position

**Samir Brikho**
Chief Executive

2007 was a year in which AMEC achieved outstanding success, both in terms of transforming the business and in delivering record results.

Strong growth in both the Natural Resources and Power and Process divisions drove underlying growth of 21 per cent in revenues*, this being almost entirely organic. Adjusted pre-tax profit was up 59 per cent at a record level of £126.5 million, with our year-end net cash position standing at £733 million, also a record. By any measure, these are outstanding results.

After a year in which we delivered on and exceeded the promises we made in late 2006, AMEC is now a company with a clear vision, a common sense of direction and a culture of performance and delivery. AMEC employees understand what we need to do to achieve our performance improvement targets and create a truly world class company. We are united in our desire to achieve our goals.

## A year of outstanding **success**

AMEC's people are our most important asset. It is the skills of our people that our customers value; in particular, our ability to deliver complex projects safely, on time, and on budget. We need to create the best army of engineers in the world; the best army of project managers and the best army of consultants. We need to make sure they are provided with the skills and tools they need to deliver outstanding performance. We want AMEC to set the standards against which performance is measured in our industry. That is what our Operational Excellence programme is all about.

Operational Excellence was launched in September 2007 and is a two to three year programme which will be a major contributor to the achievement of our eight per cent EBITA margin target in 2010. Taking a good company and turning it into a great company is about much more than merely short-term profit improvement. We want to operate to the highest standards in every area of our business and for continuous improvement to become a way of life for everyone at AMEC.

So what does this mean to the way in which we run our business? We want to be the supplier of choice to our selected customers and the customer of choice to our selected suppliers. AMEC's end markets were strong in 2007 and we expect them to remain so in 2008. Our customers are increasing their capital expenditure plans and continue to look to AMEC to support them in achieving their growth. Operational Excellence is helping us choose the markets in which we should operate, the customers we should be working with and the projects on which we can add the greatest value. We are also reviewing our processes and procedures, ensuring they are efficient and effective in support of our goals.

We want to attract, retain and develop the best people in the business. We continue to work with schools and universities to develop the next generation of world class engineers and also look more widely into our local communities to attract the best employees. Through Operational Excellence, we are looking at new ways to train and develop our employees, providing them with the skills and experience they need to do their job and advance their careers. Providing a healthy and safe working environment for our employees is of paramount importance to AMEC, just as the safe delivery of projects is important to our customers. Despite achieving an improvement in lost time injuries during 2007, tragically, an AMEC employee was killed following a fall from height. No accident is acceptable to us and we will continue to strive for excellence in safety.

We want to create a business which is sustainable for the long term. In 2007, we took the first crucial steps in transforming AMEC into a world class company. I have been humbled by what AMEC employees achieved, setting stretching goals and exceeding them. Going forward, we are aspiring to excellence in everything we do, seeking to raise the bar of best in class performance in our industry and ensure a safe, successful and sustainable future for AMEC.

11 March 2008

* Continuing revenues excluding oil and gas lump-sum contracting (now ceased), and the Investments and other activities division (where various businesses were sold or closed during 2007).



Left to right: Nick Walters, Maintenance Manager, AMEC; Daren Smith, UK Maintenance Services Manager, SABIC

AMEC has a three year contract with SABIC (Saudi Basic Industries Corporation) for the maintenance of three major chemical process plants on Teesside, north east England. The contract commenced on 1 January 2007.



"AMEC's first year of operations has been an overwhelming success, with continued safety performance improvement and minimal disruption to ongoing maintenance service delivery. A very promising start to what I trust will be a long and mutually beneficial relationship."

Daren Smith, UK Maintenance Services Manager, SABIC

# Our people

AMEC is nothing without its people. We are not big spenders on heavy machinery or proprietary technology. Instead, we have highly qualified, highly experienced consultants, engineers and project managers. Their knowledge and expertise is valued by our customers and our ability to attract, develop and retain such exceptional talent underpins our success. Here, we share with you some of the energy and enthusiasm from our people around the world...



"I guess the thing I'm most proud of in the way AMEC works is the fact that they don't compromise on anything. They've got set core values and principles and those are fairly fixed in the way that we do our business and the way we do our work, and those principles aren't dropped when we go into a new country or a new region. Those core values are seen throughout the whole of the business, which is really, really important in terms of a company that you can trust and a company that you're proud to work for. A very trustworthy and reliable company which has values and principles.

What excites me about my job is that it varies day to day. I deal with a whole host of different people from different countries and different cultures and that's a really exciting thing to do."

**Frances Allan,** Sustainability Programme Manager, Natural Resources.
Honours degree in Chemistry with Environmental Science (University of Kent at Canterbury, 1996); Diploma in Environmental Management (British Safety Council, 2000). Since joining AMEC in 2000, Frances has been supported in gaining her Masters in Sustainable Development (Staffordshire University, 2006).

" It's much more fun being part of Manchester United than a team that's in relegation "

**Frances Allan**
Sustainability Programme Manager

**“** I’m part of a motivated team of people that’s making it happen **”**

**“** Every one of us has an opportunity to make a difference in AMEC **”**

"Clients require and demand competent, qualified people on their projects. Within Azerbaijan, AMEC is recognised as a company that puts the development and professional growth of local employees first. AMEC, from my experience, is a company that provides opportunities for people and cares about people, their development, growth and competency. Certainly for me that makes it a good company to work for. It's an opportunity that I have to make a difference and change, improve health and safety in the workplace... It's being able to contribute to the overall success of the project and operation."

**Sevil Ismailova,** Caspian Health and Safety and Environmental Manager, Natural Resources.
Graduate of Azerbaijan Baku Institute of Political Science, Faculty of Department of International Relations.
Since joining AMEC in August 2000, Sevil has been supported in becoming a chartered member of the UK's Institution of Occupational Safety and Health (2008), as well as gaining Diploma Parts 1 (2004) and 2 (2005) from the National Examination Board in Occupational Safety and Health.

"One of the things that I'm proud of about the way AMEC works is the way that we go about our business in terms of listening to stakeholders and customers, and then delivering our projects and services, meeting and exceeding customer expectations. Strong delivery like that builds our track record and that's something to be proud of."

**Andrew Pennington,** Business Development Manager, Power and Process Nuclear.
Since joining AMEC in 1991 as a graduate (Mechanical Engineering B. Eng. (Hons), University of Surrey), Andrew has been supported in becoming a Chartered Engineer (Institution of Mechanical Engineers, 1995); and has also been sponsored by AMEC through an Executive MBA at Cranfield School of Management.

"The quality of the expertise that we have is very good. It has to be, because of the type of projects that we deliver. They are complex projects, and therefore to carry out this type of work you have to have good people, across the company, whether it's in engineering or it's in project management."

**Ted Barker,** Project Manager, Power and Process UK and Europe.
First joined AMEC in 1973 as a trainee, and after leaving in 1991 rejoined in 1995. Ted was supported by AMEC in gaining Higher National Certificate (Darlington College of Technology, 1977) and a Master of Science degree at UMIST University in 2003.

# World class engineering

We employ approximately 20,000 people across the world, providing high-value consultancy, engineering and project management services. We have long-term relationships with our customers, who value our skills and ability to deliver projects safely, on time and on budget. They recognise our expertise in working on complex assets, in often harsh conditions. Here, we take a look at just some of the things that make AMEC a leading force in engineering...

## Natural Resources

In 2007, AMEC celebrated ten years of being in Baku, Azerbaijan. We are proud of the story of our involvement in the country, where we have worked with local companies and transferred technology and skills to the local workforce to deliver long-term benefits to the local economy.

In September 2007, AMEC celebrated the sail-away, ahead of schedule, of the Azerbaijan International Oil Company's 12,700 tonne process, compression, water injection and utilities facility. Azerbaijan is an emerging market, in a remote location with limited resources, and extreme climate. By bringing together our international expertise with the local capabilities that we have developed with joint venture partners, we are able to achieve world class standards in build quality and project management. We have helped to develop a sustainable oil and gas services business in Azerbaijan, which in future will be able to supply engineering services and skilled resources to oil companies throughout this growth region.

## Power and Process

AMEC has been providing engineering support to the UK's nuclear reactor programme over the last 40 years. Many of these reactors have now exceeded their original design lives. It is both of national interest and good business practice that these reactors continue safely to generate electricity into the future and we are proud that our world class skills in reactor services are making an important contribution.

For irreplaceable components such as the graphite cores, we have developed analytical models to substantiate continued safe functionality, validated by extensive test work in our facilities.

During 2007, we developed a world class strategy for life extension and lifetime planning for the advanced gas cooled reactors ('AGRs') owned and operated by British Energy. This has applied the guidelines developed by the US Electric Power Research Institute (mainly for light water reactors) to the specifics of the AGR technology. Through the alliance with AMEC, British Energy expects to see year on year measurable improvement in AGR performance.

## Earth and Environmental

AMEC has been selected to perform environmental impact analyses (EIAs) in some of the most challenging and sensitive areas of the world. Examples during 2007 include a liquefied natural gas deepwater port proposed 30 miles off the Southern California coast; a proposed tungsten and molybdenum mining operation in South Korea and an unprecedented 17 state environmental impact statement for a proposed 17,000 mile network of natural gas pipelines in the US.

AMEC has also provided world class consultancy services to enable the clean up of former military firing ranges in difficult and dangerous locations. In Hawaii, our work has resulted in the removal of around 13 tonnes of lead from ranges located in the crater of Diamond Head volcano, whilst at Brown's Island, a saltwater marshland on the North Carolina coast, developmental aerial techniques have been employed to identify locations most likely containing surface or buried unexploded ordnance ('UXO'). This methodology also can be used to safely survey areas littered with landmines to guide reacquisition ground crews, thereby reducing risk to UXO technicians and the public.



"It's how we put those project management skills, those engineering skills to use that makes us different. The people that we have working for us, the skills, the knowledge that's been built up over the years is second to none."

**Neil Wem,** Operational Excellence Programme Director, based in the UK.
Joined AMEC 1978.

"I think AMEC's expertise is with its people and its professionalism, its experience and track record, its ability to deliver and deliver consistently and reliably to customers."

**Nick Walters,** Operations Manager, based in the UK.
Joined AMEC 1997.

"Clients aren't expecting us to be perfect. What they're expecting though is competency, consistency, honesty, an ethical approach and if we do happen to make mistakes, which everybody does, we don't run from them, we turn them into wins."

**Michael Davies,** Vice President, based in Canada.
Joined AMEC 1998.

"We have one client who still speaks our praises for one of our projects, and I think he's the best salesman we have."

**Isabel Cellis,** Graduate Engineer, based in Canada.
Joined AMEC 2004.

**Neil Wem**
Operational Excellence Programme Director

# Operational Excellence

We want AMEC to be a successful, sustainable company for the long term: one that our employees are proud to work for; that our customers and suppliers want to partner with; that local communities welcome; that shareholders want to invest in...



### What is Operational Excellence?

Operational Excellence is about tackling continuous improvement in a consistent way and having consistent practices and procedures to work from. Across AMEC, we want to have world class operating systems and procedures. We want to work for the right customers and with the right suppliers – as the supplier of choice to our chosen customers, and the customer of choice to our chosen suppliers. We want to employ and retain the best people – people that want to develop their skills for the future. We want our culture to be one of delivery and performance.

The Operational Excellence programme will have an effect right across AMEC over the next couple of years and will become a way of life for AMEC employees thereafter.

Operational Excellence will be a major contributor to delivering our margin target of eight per cent by 2010.

"You need to think excellence to deliver excellence. I've seen what a lot of really excellent people we've got in the business. If we can unlock their potential and get everybody working to the high standards of the best, we'll be head and shoulders above our competition. I've learnt through my career that overcoming challenges is extremely rewarding. I get excited by challenge now rather than afraid of challenge. And I think that when AMEC and its employees come together to overcome challenges for our customers, we really deliver. I think that we shouldn't be frightened of challenges, we should look forward to challenge and we should embrace challenge."

**Neil Wem,** Operational Excellence Programme Director.

**Garry Dryburgh**
Operational Excellence Director, Natural Resources

“ It's like each one of the tools in our toolbox is a little better tuned ”

“ Making a good company great ”

“I think Operational Excellence is about honing our capabilities to take the organisation forward to an excellent future. It's about strengthening an organisation to work at a higher level to deliver the levels of performance that we want and expect to achieve in the future. That can only be good for our employees; they get a consistent message, they see a consistency to the way we do things, and new employees quickly feel part of the organisation.”

**Nina Schofield,** Security, Safety, Health, Environment, and Quality Director for Natural Resources; Head of Safety, Health and Environmental.

“ If we're successful, our customers are successful and vice versa ”

“I'm hugely excited to be part of the Operational Excellence programme.

We're working really hard to equip ourselves to meet the needs of customers into the future and the combination of employee development plans and our recently developed project academy are going to make us an employer of choice.

I think the thing I'm most proud of in the way AMEC works is our honesty when it comes to discussing performance and our steely commitment to do better tomorrow than we do today. We know we're not perfect, and there's a concerted effort and a professional will to do something constructive about it.

Operational Excellence has been fundamental to us: creating a culture of high value delivery for the long term, sustainably; meeting our eight per cent margin for 2010; attracting, developing and retaining the best people; creating world class operating systems and procedures; and becoming the supplier of choice to our chosen customers. It's also about embedding a performance based culture and there's nothing there that is not going to benefit our future delivery on our projects and contracts. Will it be tough? Yes. Will it require the engagement of thousands of our people? You bet. Will it have the commitment from the top? Absolutely, and that's demonstrable now. Will it help us manage a scarce resource and become the project management and engineering services employer of choice? I have every confidence it will propel us a long way down that path.

Will we ever be finished? I certainly hope not because continuous improvement's going to become the way we do things around here.”

**Garry Dryburgh**
Operational Excellence Director, Natural Resources.

“ You need to think excellence to deliver excellence ”

"Cortez Gold Mines and the people at AMEC have enjoyed a strong working relationship for more than a decade. Cortez is grateful for the professionalism, technical acumen, and positive service-oriented attitude of the AMEC people that work with us, and we look forward to working with them in the future."

George Fennemore, Environmental Manager, Barrick Cortez Gold Mines



Left to right: Michael Rupe, Heap Leach General Supervisor and Project Manager, Barrick Cortez Gold Mines, Paul Kaplan, Client Manager, AMEC, Maria Anderson, HR Coordinator, Cortez



AMEC is providing the Cortez Gold Mine, Nevada, US, with engineering and environmental services focused on gold extraction processes, spent ore disposal, and final reclamation and closure – areas critical not only to the mine's financial performance, but also to the reputation of Cortez with public and regulatory agencies.

# Business and financial review



## Introduction

This business and financial review sets out descriptions of each of the group's business segments, their markets, strategy, significant factors affecting performance for the year ended 31 December 2007 including comments on movements in the income statement, balance sheet and cash flow statement and on matters that may have an impact on the group's future financial performance.

The review provides a broader perspective of AMEC's businesses to enable a more informed judgement to be made of the group's financial performance and prospects. Certain forward-looking statements with respect to the financial condition, operations and results of AMEC's businesses are contained in the review. These statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual performance or developments to differ materially from those expressed or implied by these forward-looking statements.

The review is provided solely to provide additional information to assist in the assessment of the group's strategy and future prospects. It should not be relied on for any other purpose.

## Strategy

AMEC's vision is to be a leading supplier of high-value consultancy, engineering and project management services to the world's energy, power and process industries.

Services are focused on consulting, designing, managing the delivery of, and maintaining strategic and complex assets such as offshore oil and gas production facilities, mineral or metals mines, or power infrastructure.

Diluted earnings per share from continuing operations*
28.0p
up 69%

*before intangible amortisation and exceptional items

**Stuart Siddall**
Finance Director

The group's core divisions comprise:

- Natural Resources: Oil and Gas Services; Oil Sands (project management, engineering and infrastructure); Minerals and Metals Mining
- Power and Process: Power; Process; Nuclear
- Earth and Environmental.

Important goals for AMEC are adjusted EBITA margin* targets of six per cent in 2008 and eight per cent in 2010.

Investment opportunities have been identified which would grow and develop the core divisions, details of which are set out in the segmental review on pages 19 to 44. A number of acquisitions consistent with these opportunities have been made over the last 15 months, details of which are set out on pages 66 to 67 of the report of the directors.

## STEP Change

STEP Change, a programme of change in the structure and culture of the company, was completed ahead of schedule in September 2007 and exceeded original expectations. Net savings of £11 million were delivered in 2007, and with further incremental savings of at least £29 million in 2008, recurring net benefits of £40 million per annum are expected compared with the 2006 baseline.

The total cost of the programme in 2007 was £12 million, compared with the original estimate of £18 million.

## Operational Excellence

Following the successful completion of STEP Change, AMEC is proceeding with 'Operational Excellence', a two to three year programme to radically improve the group's operating performance.

The programme is packaged into 12 focus areas identified as those most important to achieving high performance across AMEC:

- Business controls
- Cash management
- Commercial management
- Employee development
- Engineering
- Health and safety
- Information technology
- Project management
- Strategic marketing
- Strategic relationship management and business acquisition
- Supply chain management
- Sustainability.

Time based management is being used as a tool to co-ordinate these activities and achieve common and optimised processes and procedures.

Expected average net cash* for 2008

**c.£600 million**

*before acquisitions and share buybacks

* Profit for continuing operations before net financing income/costs, intangible amortisation, pre-tax exceptional items, but including joint venture profit before tax, as a percentage of revenues.

# Business review

## Strong EBITA growth
in all three core divisions

Through Operational Excellence, AMEC intends to improve the quality of the business portfolio and service delivery to customers; and to simplify and optimise internal controls and processes.

Operational Excellence will be a major contributor to AMEC delivering its target EBITA margin of eight per cent in 2010. Target margins for 2008 and 2010 are summarised below:

| | Actual EBITA margin | EBITA margin target range | |
|---|---|---|---|
| | 2007 | 2008 | 2010 |
| Natural Resources | 9.4% | 9-10% | 10-11% |
| Power and Process | 4.3%* | 5-6% | 6-7% |
| Earth and Environmental | 7.4% | 8-9% | 9-10% |
| **Group margin†** | **5.1%*** | **6%** | **8%** |

Operational Excellence is expected to incur costs of up to £10 million in 2008. Further costs, both revenue and capital expenditure, are expected in 2009.

### Results

Revenue for the year increased by 11 per cent to £2,356.2 million (2006: £2,121.6 million), reflecting strong growth in both the Natural Resources and Power and Process divisions. Underlying growth in revenues, excluding oil and gas lump-sum contracting (now ceased), and the Investments and other activities division (where various businesses were sold or closed during the 2007) was 21 per cent in 2007, being almost entirely organic.

Adjusted pre-tax profit* of £126.5 million was up £46.8 million (2006: £79.7 million), with all core divisions performing strongly.

There was pre-tax exceptional income of £28.2 million (2006: charge of £102.8 million), intangible amortisation of £2.5 million (2006: £3.6 million) and joint venture tax of £0.6 million (2006: £0.3 million), resulting in a pre-tax profit of £151.6 million (2006: loss of £27.0 million).

Profit for the year (including profit on disposal of discontinued businesses) was £344.4 million (2006: £219.2 million).

### Basis of preparation and discontinued activities

The business and financial review is based on the reported results for continuing operations before intangible amortisation and pre-tax exceptional items but including joint venture profit before tax. The results as presented in the business and financial review are reconciled on pages 51 to 53 of this review to those presented in note 2 to the consolidated accounts.

As previously disclosed, the Built Environment businesses, now sold, have been treated as discontinued operations in the 2007 accounts. The comparative segmental results for the year ended 31 December 2006 have been restated to reflect this change and some minor business restructuring. These restatements are consistent with those disclosed on 25 June 2007, except for a change in classification of the Wind Developments business, which has been transferred out of the Power and Process division and into the Investments and other activities segment.

In accordance with IFRS 5**, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement, with the 2006 consolidated income statement being restated for the same presentation.

The cash flows of discontinued businesses are fully consolidated within AMEC up to the date of sale and the assets and liabilities of discontinued operations that have not been sold at the year end are shown separately on the consolidated balance sheet.

* Before one-off costs of STEP Change.

† EBITA margin after corporate costs.

* For continuing operations before intangible amortisation of £2.5 million (2006: £3.6 million) and pre-tax exceptional income of £28.2 million (2006: charges of £102.8 million) but including joint venture profit before tax of £1.8 million (2006: £0.2 million).

** International Financial Reporting Standard 5 'Non-current assets held for sale and discontinued operations'.

In accordance with IFRS 5, the consolidated balance sheet for 2006 has not been restated to exclude discontinued operations. The consolidated cash flow has also not been restated.

As noted above, this review is based on continuing operations only and reconciliations to the reported results are provided where appropriate.

The table below analyses the results for the year ended 31 December 2007 between continuing and discontinued operations. Discontinued operations generated a post-tax loss of £4.7 million in 2007 (2006: profit of £0.5 million).

| | | | **Year ended 31 December 2007** |
|---|---|---|---|
| | **Continuing operations £ million** | **Discontinued operations £ million** | **Total group £ million** |
| Pre-tax profit/(loss) before intangible amortisation and joint venture tax* | **126.5** | **(4.5)** | **122.0** |
| Joint venture tax | **(0.6)** | **-** | **(0.6)** |
| Income tax | **(30.9)** | **(0.2)** | **(31.1)** |
| Post-tax profit/(loss) before intangible amortisation* | **95.0** | **(4.7)** | **90.3** |
| Intangible amortisation | **(2.5)** | **-** | **(2.5)** |
| Post-tax profit/(loss)* | **92.5** | **(4.7)** | **87.8** |
| Exceptional items | **29.0** | **227.6** | **256.6** |
| Profit for the year | **121.5** | **222.9** | **344.4** |

| | | | Year ended 31 December 2006 |
|---|---|---|---|
| | Continuing operations £ million | Discontinued operations £ million | Total group £ million |
| Pre-tax profit before intangible amortisation and joint venture tax* | 79.7 | 9.2 | 88.9 |
| Joint venture tax | (0.3) | – | (0.3) |
| Income tax | (22.5) | (6.1) | (28.6) |
| Post-tax profit before intangible amortisation* | 56.9 | 3.1 | 60.0 |
| Intangible amortisation | (3.6) | (2.6) | (6.2) |
| Post-tax profit* | 53.3 | 0.5 | 53.8 |
| Exceptional items | (95.5) | 260.9 | 165.4 |
| (Loss)/profit for the year | (42.2) | 261.4 | 219.2 |

* Profit/(loss) is stated before exceptional items.

## Segmental review

Segmental analysis is provided for the group's continuing activities in the Natural Resources, Power and Process and Earth and Environmental divisions. The Investments and other activities division includes past activities in Rail (now sold), Hong Kong (now substantially reduced), US Construction Management (all projects now completed) and a plant hire business (sold in February 2008), together with two ongoing PPP activities in Korea and the UK. It also now includes the Wind Developments business (formerly reported in the Power and Process division).

Commentary for each of AMEC's divisions is set out on pages 22 to 44 of this review. Amounts and percentage movements relating to continuing segmental earnings before net financing income/costs, tax and intangible amortisation ('EBITA') are stated before corporate costs of £36.5 million (2006: £21.4 million) and pre-tax exceptional profits of £28.2 million (2006: charges of £102.8 million), but including joint venture profit before tax of £1.8 million (2006: £0.2 million).

The average number of employees for the years ended 31 December 2007 and 31 December 2006 stated in this review include agency staff. A reconciliation of this position to the employee numbers included in note 6 to the consolidated accounts is included on page 53 of this review.

Amounts relating to segmental net assets / (liabilities) are stated before intangible assets and net cash, but including interests in joint ventures and associates.

**Dividend cover**
rebuilt to over two times

李主任说：能够得到3千万安全工时，这样一个世界一流的安全记录，是阿美科安全专家团队的杰出业绩，同样也是一个独山子安全管理的达到世界水平的标志，并将成为阿美科和中石油在今后决定要继续保持的安全业绩。

AMEC is the Integrated Project Management Team contractor for the management of health, safety and environment ('HSE') and quality assurance and control on Petrochina's Dushanzi Refinery and Ethylene Technical Reformation project, western China.



"AMEC has helped ensure Dushanzi's excellent safety levels, with the project having passed the 30 million man hours safety record, a world class achievement. The project is a great example of HSE management, which both AMEC and Petrochina are determined to continue for a long time to come."

**Li Kunsheng,** HSE Director, PetroChina Dushanzi Petrochemical Company


amec

# Natural Resources



## Description of business

**Principal activities:** Natural Resources comprises AMEC's activities in Oil and Gas Services, Oil Sands (project management, engineering and infrastructure) and Minerals and Metals Mining. Asset development ('Capex') and asset support ('Opex') services are provided in the upstream sector, which accounts for some 85 per cent of revenues, with the balance being in the midstream and downstream sectors. EBITA margins vary according to the nature of activities, ranging from around six per cent on average for Opex services in mature markets to 12 per cent or more with good performance on Capex contracts with performance incentives. Some 50 per cent of revenues in 2007 were generated by each of Capex and Opex services.

**Principal locations:** Aberdeen, London (UK); Aksai (Kazakhstan); Baku (Azerbaijan); Calgary, Vancouver (Canada); Houston (US); Kuala Lumpur (Malaysia); Kuwait; Perth (Australia); Shanghai (China).

**Customers include:** BP, Chevron, ConocoPhillips, De Beers, ExxonMobil, Fairfield Energy, Imperial Oil, Kuwait Oil Company, PetroChina, PotashCorp, Shell, Suncor, Syncrude, Teck Cominco, Total, Woodside Energy.

**Significant contracts in 2007 included:** ConocoPhillips Australia: 15 month extension to the joint venture operations and maintenance contract on the Bayu-Undan development in the Timor Sea; Kuwait National Petroleum Company: refurbishment and modifications on Kuwait's three existing refineries; PotashCorp, Canada: engineering, procurement and construction management services on the Cory mine expansion and Picadilly project; Shenhua Ningxia Coal Group, China: initial engineering design on a coal-to-chemical production complex in northwest China.

**Neil Bruce**
Chief Operating Officer, Natural Resources

Increasing proportion of
# higher value services

**% 2007 group EBITA***


61% Natural Resources

*Excluding the Investments and other activities division.

**Principal activities**

**% 2007 divisional revenues**


67% Oil and Gas Services
18% Oil Sands¹
15% Minerals and Metals Mining

¹Oil Sands Engineering and Infrastructure.

| £ million | 2007 | 2006 | Change |
|---|---|---|---|
| Revenue | **1,014.8** | 818.0* | +24% |
| EBITA | **95.5** | 59.1* | +62% |
| EBITA margin | **9.4%** | 7.2%* | +31% |
| Net assets | **28.8** | 71.3 | -60% |
| Order book | **£1.21bn** | £1.03bn | +17% |
| Average number of employees** | **9,715** | 8,317 | +17% |

* Excluding lump-sum fabrication, now ceased (2007: revenue and EBITA £nil, 2006: revenue £102.9 million, EBITA £nil).
** Full time equivalents, including agency staff.

## Oil and Gas Services

AMEC offers a range of Capex and Opex services to International Oil Companies ('IOCs'), National Oil Companies ('NOCs') and independent operators in Europe, Americas and frontier regions around the world:

| | Services | Facilities |
|---|---|---|
| Capex | ☐ Construction management<br>☐ Consultancy<br>☐ Design engineering<br>☐ Front end engineering<br>☐ Hook up and commissioning<br>☐ Installation | ☐ Offshore fixed platforms<br>☐ Offshore floating production units<br>☐ Onshore booster stations, gathering centres, tank farms, gas-oil separation plants |
| Opex | ☐ Brownfield engineering and project management<br>☐ Duty holder<br>☐ Facilities engineering<br>☐ Operations and maintenance support<br>☐ Production operations | ☐ Offshore platforms and infrastructure<br>☐ Onshore oil and gas fields |

# Leading market positions in mature markets, frontier regions and unconventional oil

Demand for AMEC's services is linked to the level of spending on new production facilities, together with operations, maintenance, extending the life and increasing production from existing infrastructure. The business does not operate in early cycle exploration, drilling or sub-sea sectors.

AMEC completed all lump-sum fabrication activity in this area of Natural Resources during 2006, with oil and gas services contracts now being cost reimbursable or cost plus and often performance-based. Contracts in oil sands infrastructure include fixed price elements. Being largely services-based, capital employed reflects mainly current trading assets.

With centres of excellence in Aberdeen and London (UK), Calgary and Vancouver (Canada), Houston (US), and Kuala Lumpur (Malaysia), the division is supported by a growing network of high-value engineering centres around the world. Strategic investments in Kazakhstan and Malaysia in 2008 have provided an increase in resources, together with improved access to customers in these regions.

AMEC has global experience of delivering large and complex projects, with capabilities in deep water and hostile conditions including Arctic environments and earthquake-prone regions. It has developed a strong position in frontier regions including the Caspian, South East Asia and West Africa. In the Opex arena, AMEC is a leading international asset support provider, servicing more than 200 facilities daily. It is the market leader in UK North Sea brownfield services and is developing its position as a provider of duty holder services to new entrant operators in the region.

### Markets

A major study carried out during the year by the National Petroleum Council in the US found that "powering the world's growing population and economy could require 50 per cent to 60 per cent more energy by the year 2030. That means more use of fossil fuels, biomass, nuclear power and alternative energy."

Over half of the world's oil today comes from mature assets requiring facilities upgrades, life extensions and extended oil recovery applications and technology (source: Oil & Money Conference, October 2007). New discoveries are increasingly found in harsh environments such as the Arctic, deep water areas and in reservoirs with high temperatures and pressures.

**Projected global energy supply**
1980-2030



140
120
100
80
60
40
20
0
Billions of barrels of oil equivalent
1980
1985
1990
1995
2000
2005
2010
2015
2020
2025
2030
Oil
Natural gas
Coal
Nuclear
Renewables


Source: International Energy Outlook 2007 – Washington, DC, US Department of Energy, Energy Information Administration

High oil prices in 2007 maintained strong levels of exploration drilling, with, for the second year in succession, more than 100,000 wells drilled. Several significant discoveries have been made, resulting in an overall increase in global oil and gas reserves (source: World Oil, September 2007).

Research by investment banks has found that the major oil and gas exploration players plan to increase spending by 11 per cent to an estimated US$369 billion in 2008, driven by continued spending on exploration and related services (source: Lehman Brothers).

With leading market positions in mature markets and frontier regions, AMEC expects to see continued strong organic growth in this business in 2008 and beyond.

### Strategy

- Build on AMEC's position as a leading supplier of asset development and asset support services to targeted customers (IOCs, NOCs and independents) in selected geographies
- Focus on complex solutions and frontier regions
- Maintain balanced portfolio of services (margin, risk, volume)
- Build capability organically, through alliances and by acquisitions.

## Oil Sands

AMEC is the market leader in project management, engineering services and the provision of infrastructure to the upstream surface mining oil sands sector. From helping to build the world's first oil sands plant in 1967 to the world's largest plant in 1978, AMEC's operations have matured along with the industry, with participation in 12 out of 15 recent (surface mining) oil sand developments. In early 2008, AMEC is working on various stages of seven major oil sands projects.

The large number and size of oil sands projects have placed huge demands on technical resources across North America. These demands provide significant opportunities for 'distributed engineering' in which multiple offices combine to meet the needs of the industry. For example, the Kearl Oil Sands Project in Canada is being run from AMEC's Calgary offices, with significant contributions from Vancouver, Toronto and Houston engineering resources and expertise.

Services in 2007 were provided on a reimbursable basis other than for some activities within the Oil Sands Infrastructure business.

### Markets

The Canadian oil sands represent the world's second largest reserves of oil after Saudi Arabia. The oil sands deposits contain approximately 1.7 trillion barrels of bitumen in-place, of which 173 billion barrels are proven reserves that can be removed using current technology (source: Alberta Energy and Utilities Board – now the Alberta Energy Resources Conservation Board).

Development of the oil sands has been historically tied to oil prices. With high current and projected oil prices, large scale, geographical proximity to the major US market, security of supply and more efficient extraction methods, the region is undergoing rapid development.

The oil sands continue to be viewed as one of the best oil opportunities in the world, with foreign companies buying into the sector during 2007. Examples include Marathon Oil Corp's acquisition of Western Oil Sands, and BP's entry into the sector through the acquisition of a half share in Husky Energy's Sunrise field.

**Oil sands production**
1980 – 2020


Oil sands production
2006 = 1.1million b/d
2015 = 3.0-3.4 mm b/d
2020 = 3.8-4.4 mm b/d
Actual
Forecast
Thousand barrels per day
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1980
1985
1990
1995
2000
2005
2010
2015
2020
Western Canadian conventional oil
Oil sands
Offshore
Source: Canadian Association of Petroleum Producers – Canadian Oil Sands Outlook 12 Sep 2007

Two main extraction techniques are used in the oil sands: surface mining, which currently accounts for some 65 per cent of production, and in-situ, which is expected to increase its share of the market over the next 10 years. Mineable bitumen extraction plants receive ore from the mine and separate the bitumen from the sands, through water separation, before it is transferred to the upgrader. The extraction plants have five principal areas; crushing and conveying, hydrotransport, extraction and tailings, froth treatment and supporting infrastructure and utilities. In-situ methods, used to extract deeper reserves, utilise steam injected into reservoirs to mobilise the oil. Development of the oil sands creates environmental challenges, and here, AMEC's Earth and Environmental division is well equipped to provide customers with solutions.

### Strategy

- Maintain AMEC's leading position in the surface mining sector, expand capability in froth treatment
- Acquire further in-situ mining capability
- Strengthen construction management capabilities and expand EPCM* service
- Expand the customer base.

* Engineering, Procurement and Construction Management.

## Minerals and Metals Mining

AMEC offers mining consultancy (including ore resource estimation and feasibility studies), design and project management services to customers producing commodities including gold, diamonds, base metals, potash and uranium.

The business operates from strategic mining locations including Saskatoon, Toronto and Vancouver (Canada) and Santiago (Chile). It has a strong track record in the execution of large and complex projects and is a recognised leader in northern and Arctic environments where projects have significant logistical challenges associated with remote location and difficult access. AMEC occupies a top-tier position in international consulting; a leading position in the North American EPCM market and is developing its position in South America.

AMEC has provided EPCM services at some of the most prestigious mining projects in the world, including Andacollo Copper and BHP Billiton's Escondida project in Chile; Snap Lake and Victor, De Beers' first two diamond mines in Canada; PotashCorp's Cory and Picadilly potash mills in Canada; Barrick's Donlin Creek property in Alaska, and the New Afton copper project in Canada.

### Markets

Increasing demand for raw materials from countries including China and India have driven sharp increases in mineral commodity prices in recent years as the diagram above right shows.

**Metals price indices**
1998 – 2007


3,000
2,500
2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Uranium
Lead
Zinc
Nickel
Tin
Iron ore
Aluminium
Copper

Source: International Money Fund, World Economic Outlook Database, October 2007

Strength of global demand has driven exploration for new deposits, new mine development and redevelopment of older mines worldwide. As exploration and production ramp up, environmentally responsible remediation is becoming increasingly critical to the industry's sustainability.

### Strategy

- Maintain AMEC's top tier position in consulting (globally) and as EPCM contractor in North America
- Strengthen this leadership position by increasing market share organically, through the addition of consulting and EPCM personnel and capabilities in North American offices
- Increase market share in South America by adding EPCM personnel and capabilities
- Acquire a presence in the fast growing market in Australasia.

## Resource constraints

Natural Resources operates in a resource constrained environment and all parts of the business suffer from some degree of overheating. This is most pronounced in the Canadian oil sands, where double-digit labour cost inflation was evident during 2007. AMEC's contracting model for engineering services takes this into account.

**#1** in design and project management services in the oil sands surface mining sector

AMEC **is leading** the only two diamond mines currently under construction in Canada, the Snap Lake and Victor mines for De Beers



AMEC has a well developed strategy to recruit, develop and retain engineers from a wide range of sources around the world, and as a result was able to increase the average number of employees in Natural Resources by 17 per cent in 2007. AMEC's strategic resourcing programme includes the following initiatives:

- AMEC Project Academy
- Apprentice partnerships
- Graduate recruitment
- Industry initiatives
- Internal development
- Schools partnering
- Technician trainees
- University liaison.

In addition, AMEC has successfully developed, in locations such as Baku (Azerbaijan), a sustainable approach to business through working with local stakeholders and supply chains which it is able to adopt in new areas of operation around the world.

## Financial performance 2007

Natural Resources performance in 2007 was strong in each of its principal areas of activity but was strongest in North America (Oil and Gas Services, Canadian Oil Sands Infrastructure and Minerals and Metals Mining).

Revenues in 2006 included £102.9 million in respect of lump-sum fabrication activities in the Oil and Gas Services business from which AMEC has now withdrawn. Commentary below excludes this activity from the comparative data.

Revenue for the period was £1,014.8 million (2006: £818.0 million) with the 24 per cent increase for the year being entirely organic. EBITA increased by 62 per cent to £95.5 million (2006: £59.1 million). EBITA margin of 9.4 per cent (2006: 7.2 per cent) comfortably exceeded the 2008 target range of seven to eight per cent originally set in December 2006 and reflected strength in Natural Resources end markets together with improvements in both Capex and Opex margins during the year.

The Natural Resources order book increased despite strong growth in revenues during 2007, and at £1.21 billion was 17 per cent up on the position at the end of 2006.

During the year, new awards included a five year consultancy and engineering services contract with the Kuwait National Petroleum Company covering upgrades, refurbishment and modifications on Kuwait's three existing refineries; front-end engineering design and management of the winter drilling programme for Imperial Oil at their Kearl Oil sands project in Canada and contracts from PotashCorp for engineering, procurement and construction management services on the Cory mine expansion and Picadilly project in Canada.

In January 2008, AMEC announced major contracts, awarded in December 2007, in the UK North Sea and Nigeria. In the North Sea, AMEC was awarded a contract by Fairfield Energy to be the duty holder on the Dunlin cluster of oilfield production facilities. The contract will run for the life of the field, which is estimated to be between 10 and 15 years. In Nigeria, Mobil Nigeria awarded AMEC a contract for project/construction management services on the 'Major Integrity Projects' programme.

## Outlook 2008

Natural Resources end markets remain buoyant and the board expects the division to make strong progress in 2008.

In Oil and Gas Services, activity levels are expected to remain high in all regions. In the UK North Sea, existing brownfield and operations and maintenance services will be augmented by increasing levels of higher margin duty holder activity, which represents a growth opportunity for AMEC.

The Canadian oil sands market for engineering and infrastructure services is expected to remain particularly strong, being driven by continued high levels of investment. During 2008, AMEC expects to expand its activities in the in-situ sector through acquisition.

The Minerals and Metals Mining business is expected to remain strong, with ramping up of contracts in South America and continued high levels of activity in Canada.

Given the strength of both margin performance in 2007 and the outlook for 2008, the margin target range for Natural Resources in 2008 was increased to 9-10 per cent in December 2007. The division is targeting an EBITA margin of 10-11 per cent in 2010.


amec
biox

Left to right: Kelly Horvath, Environmental Engineer, AMEC; Neil Van Knotsenburg, Vice President, Projects, BIOX Corporation

AMEC has provided BIOX Corporation with permitting, site assessment and compliance services to support the construction and operation of the first commercial biodiesel production facility in Canada. BIOX will continue to rely on AMEC's due diligence expertise as it builds and operates additional biodiesel facilities throughout the world.

"AMEC has gone above and beyond expectations by providing BIOX with the tools and information required to become a strong contender in the biodiesel market. These are values we at BIOX treasure and look forward to in working with AMEC on future projects."

**Neil Van Knotsenburg**, Vice President, Projects, BIOX Corporation

# Power and Process



## Description of business

**Principal activities:** This division is focused on the power and process markets, principally in the UK and the Americas, and the nuclear market globally. The business designs, delivers, enhances and maintains infrastructure for a broad range of customers in the public and private sectors. 20-30 per cent of Power and Process revenues in 2007 were generated by fixed price contracting work. Lump-sum Engineer Procure Construct ('EPC') contracts are only entered into in selected markets where the balance of risk and reward is acceptable.

**Principal locations:** Atlanta (US); Darlington, Knutsford (UK); Santiago (Chile); Toronto, Vancouver (Canada).

**Customers include:** AWE, BIOX Corporation, British Energy, Bruce Power, Cargill, CMPC, EDF, Enbridge, Kimberly-Clark, Koch (Georgia Pacific), National Grid, Ontario Power Generation, RWE, SABIC, Scottish Power, Southern Company, TXI, and Wales and West Utilities.

**Significant contracts in 2007 included:** Long-term contracts with National Grid for replacement of UK gas and electricity infrastructure and with Bruce Power, Canada, for nuclear reactor restarts; installation of clean-air systems on coal-fired power plants for both Southern Company and Nevada Power in the US and Scottish Power and RWE in the UK; engineering and project management services on three nuclear power plants in the UK for British Energy; and a long-term framework contract for turnaround management for SABIC in the UK.

**Didier Pfleger**
Chief Operating Officer, Power and Process

# Focus
on margin
improvement
– not revenues

Power and Process

**% 2007 group EBITA***



25% Power and Process


**Principal activities**

**% 2007 divisional revenues**



50% Process
25% Power
25% Nuclear


*Excluding the Investments and other activities division.

| £ million | 2007 | 2006 | Change |
|---|---|---|---|
| Revenue | **1,009.1** | 794.7 | +27% |
| EBITA | **38.9** | 22.8 | +71% |
| EBITA margin* | **4.3%** | 2.9% | +48% |
| Net liabilities | **(57.0)** | (55.4) | -3% |
| Order book | **£1.36bn** | £1.40bn | -3% |
| Average number of employees** | **6,753** | 5,766 | +17% |

* Excludes one-off costs of STEP Change of £4.6 million (2006: £nil).
** Full time equivalents, including agency staff

## Power

This sector comprises the generation of electricity from all sources other than nuclear, together with electricity transmission and distribution..Here, AMEC provides consulting and feasibility studies through to detailed engineering, project management, construction, EPC contracting and commissioning services.

These services are performed in the following segments:

- Fossil fuel power generation, including clean-up of emissions
- Renewables power generation, including wind and hydro
- High voltage power transmission services, including refurbishment of aging infrastructure
- Low voltage power distribution services, including sub-station design, installation and inter-connections.

The majority of services are performed for regulated utilities and industrial companies, primarily in the UK and Americas. Customers value AMEC's familiarity with their assets and the ability to provide innovative solutions.

The UK business is based in Darlington and has locations across the UK. In the Americas, AMEC operates from over a dozen offices across North and South America. A range of projects are entered into, from low risk reimbursable through to higher risk lump-sum. The business is focused on pursuing growth through lower risk projects, with fixed price work being undertaken on a selective basis, where the overall balance of risk and return is attractive.

# Leading market positions
on both sides of the Atlantic

### Markets

Higher spending over the period 2007-2012 is anticipated in fossil and renewable power generation and electricity transmission. As indicated in the chart below, annual growth rates range from 10 per cent in power generation and air quality control systems ('AQCS') and 12 per cent in power transmission, to five per cent in the power distribution market.

**Power: accessible market**


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
£ million
CAGR*
5%
12%
10%
2007
2008
2009
2010
2011
2012
Generation and AQCS (air quality control systems)
Transmission
Distribution
*Compound annual growth rate

Source: AMEC

This investment in power infrastructure reflects:

- Overall demand growth for electricity and shifts between generation fuel types
- Aged assets/safety concerns
- A drive to meet national and international emissions controls and pollution control legislation
- Increasing grid interconnection and the requirement to connect new renewable generation assets.

In 2008, the total accessible market in AMEC's chosen power sectors is estimated to be £4.4 billion, principally in the UK and the Americas (source: AMEC estimates). AMEC has leading market positions in certain segments such as the high voltage transmission line and AQCS market in the UK, the Canadian wind engineering and construction market, and AQCS regionally in the Americas.

### Strategy

Power and Process strategy in the power sector over the next two years will focus on the following actions:

- Substantially expand activities in the renewables segment of power generation (particularly wind farms), and other higher growth markets such as AQCS and transmission
- Expand service offerings with existing power customers and partners through dedicated key account management
- Leverage environmental and feasibility studies into the execution phases of projects.

## Process

Process covers a broad range of industries, but principally gas processing and transmission, pulp and paper, petrochemicals, cement and biofuels.

The business has major locations in Atlanta and Minneapolis (US), Darlington (UK), St John's, Toronto and Vancouver (Canada), Santiago (Chile) and operates from over a dozen offices across North and South America and locations across the UK. Most contracts are based either on framework, cost plus or target price. Lump-sum EPC contracts are only entered into for selected customers as part of a broader portfolio of services.

### Gas

The gas sector includes AMEC's activities in high pressure gas import terminals, storage and transmission, and low pressure gas distribution. AMEC is the UK market leader in high pressure gas transmission and storage services, and occupies a top three position in low pressure gas distribution.

## #1 in UK high pressure gas transmission and storage



AMEC's centre of excellence for gas is in Darlington, UK, with project offices throughout the country. Services include front-end as well detailed engineering, project and programme management and construction management.

The outlook for the gas sector is strong, driven primarily by the issues of security of supply and the drive to increase UK storage capacity in line with EU counterparts.

The prime growth strategy is to expand the gas storage business in the EU with selected customers.

### Pulp and paper

The pulp and paper sector covers various grades of printing and writing paper, tissue, boxboard, container board, and other specialty products. AMEC is a market leader in the Americas for consulting and design services, and has a strong position in the construction and EPC segment in the US as well as in South America.

Distributed engineering centres include Vancouver (Canada), Greenville (US), Santiago (Chile) while Atlanta (US) is the company's centre of excellence for construction and projects. Services include economic feasibility studies, detailed engineering, project management and full project completion services.

The market outlook for South America is strong, influenced by the pricing cycle of the commodity pulp business and mill expansions. North America remains a mature market, however tissue and new paper plant conversions continue to support levels of spending.

AMEC's strategy is to expand in the high growth regions, using the Santiago office as a springboard for expansion in Peru and Brazil.

### Other processes

AMEC is active in a variety of sectors and services including:

- refinery shutdown and maintenance
- cement, biofuels and pharmaceutical plant design, project management and construction.

In downstream process AMEC has a leading position in the UK for turnaround projects, managing complicated shutdowns of petrochemical and refinery plants. The company's capability to manage the full scope of such projects is recognised by major oil and gas companies such as SABIC, BP and Shell. The strategy in this sector is to continue expanding internationally, particularly in Europe.

The cement sector for AMEC includes both large brownfield (expansion) as well as greenfield projects, primarily in North America. Detailed engineering and project management/construction management services are provided to this sector, and, with partners, AMEC can provide up to full EPC services. AMEC is a leader in cement plant design and construction, where our customers' levels of capital expenditure are expected to remain high.

The strategy for this part of the business is to retain market position while being selective in new contracts taken on.

Capital spending in AMEC's targeted segments is expected to show steady growth over the next five years, as shown in the diagram below:

**Process: accessible market**



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
£ million
CAGR*
5%
8%
6%
5%
2007
2008
2009
2010
2011
2012
Pulp and paper
Other process
Gas transmission
Gas distribution
*Compound annual growth rate


Source: AMEC

## Nuclear

AMEC is a leading private sector supplier of project management, consultancy and engineering services to the nuclear industry in the UK and Canada, and also provides services in the Americas, Central and Eastern Europe and South Africa. Principal activities in 2007 were focused on:

- Reactor support
  - Improving operational efficiency to increase output
  - Safely extending the operational life of reactors
- Clean up
  - Decommissioning and remediation of nuclear liabilities
  - Environmental restoration
  - Solutions to legacy waste disposal
- New build
  - Bruce 1&2 Reactor restarts in Canada
  - General design assessment and technical support to EDF together with AREVA for the next generation of UK nuclear power plants.

The Nuclear business has principal locations at Knutsford and West Cumbria, (UK) and Toronto, (Canada), as well as regional offices in Eastern Europe and South Africa. Major customers include: British Energy, EDF, Sellafield, AWE (all UK), Bruce Power (Canada), Eskom (South Africa) and Ontario Power Generation (Canada).

In Canada and UK, AMEC has a leading position in the consultancy business, as well as providing project management, specialist engineering, technical and safety support services.

AMEC continues to develop its strong technical, programme and asset management capability. The focus of the business is to continuously strengthen existing client relationships and build new ones across the nuclear life cycle, from new power generation and reactor restart, through operational reactor support, to clean up.

### Markets

**Nuclear: accessible market**


2,500
2,000
1,500
1,000
500
0
£ million
2007
2008
2009
2010
2011
2012
CAGR*
4%
14%
2%
Reactor support
New build
Clean up
*Compound annual growth rate

Source: AMEC

Whilst the graph indicates the accessible market over the next five years, even higher market growth rates are likely in the period 2012 to 2020. The longevity of the nuclear market is a key attribute and AMEC is targeting to be a major player. For example, the long-term UK market for decommissioning is valued at over £73 billion (source: National Audit Office Report, January 2008).

AMEC has formed two strategic partnerships to target opportunities for long-term Parent Body Organisation ('PBO') contracts being competed by UK Nuclear Decommissioning Authority ('NDA'). In January 2006, AMEC formed an alliance with the UKAEA and CH2M HILL, to help improve performance at the UKAEA's decommissioning sites and prepare for the upcoming NDA PBO competitions. This alliance has made a significant contribution to the improved performance at the NDA's Dounreay, Harwell and Winfrith sites.

In March 2007, AMEC announced that a joint venture comprising AMEC, Washington Group and AREVA is bidding to become the NDA PBO for the Sellafield Site Licence Company in Cumbria, UK. AMEC is also supporting major decommissioning work in Central and Eastern Europe.

The UK Government has announced its intention to replace the current UK fleet of nuclear power stations with a new build programme. Over the next 15 years, AMEC will be actively supporting EDF in the UK to build a number of nuclear power plants, the first of which is expected to be commissioned by 2017.

**Strategy**
Life cycle asset management:

- New build
  - Establish AMEC as the utilities' independent nuclear technology partner to assure the licensing, delivery and safe operation of the reactor and associated systems
- Reactor support
  - Strengthen AMEC's leading position as the independent nuclear expert for the existing reactors in current geographic markets
- Clean up
  - Establish AMEC as a major (Tier 1) UK nuclear clean up contractor and long-term partner to the NDA. Pursue international growth priorities.

## Financial performance 2007

Performance in the Power and Process division was strong, reflecting strength of end markets and the ramp-up of major contracts in the UK. As a result of the continued strength in trading during 2007 and increased selectivity in new work taken on, the division has increased its minimum gross margin on all new contracts to nine per cent, from eight per cent.

Revenue for the period was £1,009.1 million (2006: £794.7 million), with the 27 per cent increase for the year being almost entirely organic. The UK and Americas Power and Process businesses reported strong growth in 2007. During the year, activity increased on long-term contracts to improve gas and electricity infrastructure in the UK, whilst in North America, activity levels in the power generation, cement and alternative fuels markets were particularly high.

In Nuclear, activity levels remained high on the major project to restart two reactors for Bruce Power in Canada, whilst in the UK, a five year contract was awarded by British Energy for engineering and project management services on three of its fleet of nuclear power plants.

EBITA in 2007 increased by 71 per cent to £38.9 million (2006: £22.8 million), principally reflecting strength of end markets and greater management focus on higher margin contracts. EBITA margin, before one-off costs of STEP Change, showed strong improvement, being up by 48 per cent at 4.3 per cent (2006: 2.9 per cent).

The Power and Process order book declined by three per cent to £1.36 billion as at 31 December 2007 (2006: £1.40 billion), reflecting increased selectivity in this division during the course of 2007.

## Outlook 2008

The focus for this division in 2008 remains margin improvement. Although the business is operating in a strong market environment, it is being more selective in new work taken on and revenue growth is not a priority for 2008. The STEP Change and Operational Excellence programmes are expected to improve performance during 2008 and beyond.

In 2007, the UK businesses achieved an EBITA margin within the five to six per cent range targeted for the Power and Process division in 2008. The Americas business is expected to achieve the margin target in 2008.

The quality of the order book was improved during 2007, with a higher gross margin threshold on all new contracts, as described above. This, coupled with higher profit-take on contracts as they pass key milestones, is expected to lead to improved margin performance in 2008.

The board is confident that performance will be comfortably within the revised (as at December 2007) 2008 margin target range of five to six per cent. The Power and Process division is targeting an EBITA margin of six to seven per cent in 2010.



"AMEC's knowledge and expertise in geotechnical and dam engineering have been extremely valuable to the design team and project stakeholders. Their personnel have been very responsive and a pleasure to work with throughout the project."

Jim Windsor, P.E. – Resident Engineer, Arizona Department of Transportation

Left to right. Jim Windsor, Professional Engineer ("P.E."), Resident Engineer, Arizona Department of Transportation; Brett Howey, P.E., Unit Manager – Geotechnical Services, AMEC; Gary Melita, P.E., Senior Project Manager, Stanley Consultants; Daniel Fréchette, Ph.D., P.E., Senior Geotechnical Engineer, AMEC



AMEC has provided geotechnical investigation and design services for the rehabilitation of the existing Spook Hill Flood Retarding Structure and construction of the Red Mountain Freeway Levee Dam, Maricopa County, Arizona, US.

# Earth and Environmental



## Description of business

**Principal activities:** Earth and Environmental provides specialist environmental, geotechnical, programme management and consultancy services to a broad range of clients in the public and private sectors. This business operates from a regional network and is characterised by a large number of small value contracts.

**Locations:** Over 100 locations, mainly across North America but including Afghanistan, Chile, Germany, Iraq, Italy, Peru, Romania, Russia, and the UK.

**Customers include:** Albian Sands Energy, Arizona Department of Transportation, Aventis Crop Science, Canadian Department of National Defence, CSXT, De Beers, ExxonMobil, FEMA, GE, National Grid, Suncor, Syncrude, Terrane Metals Corp., US Air Force, US Army, US National Guard.

**Significant contracts in 2007 included:** Flood Control District of Maricopa County, US: two-year dam safety geotechnical services contract; Imperial Oil: geotechnical engineering work on the Kearl Oil Sands project, Canada; National Grid, Grain LNG Terminal, UK: geotechnical investigations and environmental impacts assessment; US Air Force Center for Environmental Excellence: multiple projects at bases in countries including Iraq, Afghanistan, Guam and the UK; US Fish and Wildlife Service: environmental impact statement covering 17 states in the US.

**Strong growth**
in EBITA and margin

**Roger Jinks**
President, Earth and Environmental

Over **100** locations, mainly across North America



**% 2007 group EBITA***


14% Earth and Environmental

*Excluding the Investments and other activities division.

**Principal activities**


% 2007 divisional revenues
40% Environmental
13% Geotechnical
10% Materials
6% Water
25% Government Program Management
6% Infrastructure

| € million | 2007 | 2006 | Change |
|---|---|---|---|
| Revenue | **288.4** | 304.4 | -5% |
| EBITA | **21.2** | 17.7 | +20% |
| EBITA margin | **7.4%** | 5.8% | +28% |
| Net assets | **33.2** | 19.0 | +75% |
| Average number of employees* | **3,576** | 3,119 | +15% |

*Full time equivalents, including agency staff.

## Services

Earth and Environmental operates a 'seller-doer' business model employing specialist consultants in fields including engineering, biology, toxicology, sociology, chemistry, meteorology and planning. The following are examples of services provided by Earth and Environmental, principally in North America:

- Clean up planning and execution
- Ecological studies
- Engineering design
- Environmental and geotechnical site characterisation
- Environmental impact studies and permitting
- Materials and environmental testing
- Oceanography and meteorology
- Programme management
- Socio-economic studies
- Waste management
- Water and air quality
- Water management, development and protection.

# Fragmented market

provides continued opportunities for acquisitions

## Earth and Environmental continued

Earth and Environmental works for customers common to the Natural Resources and Power and Process divisions, providing services from environmental impact assessments at the earliest stages of the project life cycle right through to advising on clean up following decommissioning.

**Markets**

Earth and Environmental operates in a large and highly fragmented market. In 2007, the North American environmental consulting and engineering market segment was valued in excess of US$50 billion (source: AMEC). Whilst AMEC's overall market share is small, due to the nature of the market, the business has strong positions in certain end market sectors, notably natural resources, water, and defence. AMEC provides services including environmental consulting and construction to the US Federal Government, which is the largest procurer of environmental services in the world. Other major market segments include waste, air/noise, remediation, and industrial services.

The European market for environmental services is smaller than in North America, and is also fragmented. The market is faster growing than the more mature market in North America, being driven by increasing regulatory pressures.

Market drivers for this division include growth in environmental legislation; increasing corporate social responsibility; increasing use of brownfield sites and exploration of increasingly environmentally sensitive regions by natural resources companies.

Earth and Environmental has many small contracts with some fixed price commitments in respect of certain federal activities.

**Strategy**

- Continued growth in selected sectors both organically, and by way of acquisitions which will enhance capabilities and facilitate selective regional expansion
- Continued development of the Federal business, balancing the broader requirements of defence customers to complement AMEC's environmental and engineering activities.

---

AMEC regularly helps clients to

**protect threatened species**

such as the red-legged frog, Delhi Sands fly and the desert tortoise

---

## Financial performance 2007

Underlying revenues before currency fluctuations were up around four per cent during the year. Increased revenues in both Canada and the US were offset by reduced US Federal activities outside North America and weakness of the US dollar.

During the year, significant contracts included the preparation of a major environmental impact statement covering 17 states for the US Fish and Wildlife Service, a two year dam safety geotechnical services contract from the Flood Control District of Maricopa County (US) and environmental services for clients in the Canadian oil sands including Imperial Oil.

EBITA increased by 20 per cent to £21.2 million (2006: £17.7 million), with growth principally reflecting strong end markets in Canada. EBITA margin increased to 7.4 per cent (2006: 5.8 per cent).

AMEC is a
leading provider
in the US of flood-hazard identification and mapping, multi-hazard mitigation, and post disaster recovery services to state and local governments and FEMA

## Outlook 2008

Earth and Environmental end markets are expected to remain strong, with the division expected to make further progress in 2008.

Given the strength of margin performance in 2007, the margin target range for Earth and Environmental in 2008 was increased to eight to nine per cent in December 2007, up from the six to eight per cent range set in December 2006. The division is targeting an EBITA margin of nine to ten per cent in 2010.



AMEC is developing four wind farms totalling some 350 MW of electricity generating capacity on the Forest Enterprise Scotland ('FES') estate. AMEC works closely with FES to design and create the most appropriate wind farm at each location. The work is diverse and demanding; it requires AMEC to have a clear understanding of all the relevant engineering, environmental and forestry issues.



"AMEC has been working with Forestry Commission Scotland on renewable energy proposals since 2000. We have enjoyed working closely with AMEC's people on exciting and challenging sites such as Aultmore in Moray. We've often worked quite visibly as AMEC's partners, which has helped to build credibility with local communities."

Hugh Insley, Chief Executive, Forest Enterprise Scotland

Left to right: Dr. Robert East, Development Director, AMEC; Hugh Insley, Chief Executive, Forest Enterprise Scotland

# Investments and other activities

| £ million | 2007 | 2006 | change |
|---|---|---|---|
| Revenue | **64.4** | 125.7 | -49% |
| EBITA | **(11.0)** | 8.5 | nm |

nm Not meaningful.

## Description of business

This division includes past activities in Rail (now sold), Hong Kong (now substantially reduced), US Construction Management (all projects now completed) and a plant hire business (sold in February 2008), together with two ongoing PPP activities in Korea and the UK. It also now includes the Wind Developments business (formerly reported in the Power and Process division).

## Wind Developments

AMEC has a full service wind development company in the UK that undertakes work for customers as well as supporting AMEC's own development project portfolio consisting of onshore developments of over 1,000MW. Here, capabilities include identifying sites, undertaking environmental studies and developing planning applications, site engineering and design, wind resource assessment, economic modelling, stakeholder management, procurement, construction management, operation and maintenance services and decommissioning.

AMEC remains committed to wind as a source of renewable energy and continues to invest in the Wind Developments business. The relative shortage of new capacity in the market, coupled with UK Government targets for renewable energy and investors keen to participate in the sector gives confidence that, overall, the prognosis for value and marketability of successful wind projects remains good.

In early 2008, AMEC received planning consent for the 23MW development at Edinbane, Scotland. AMEC anticipates building out the development at a cost of c.£40 million.

## Financial performance 2007

Revenues in this division declined by 49 per cent to £64.4 million (2006: £125.7 million) reflecting the lower level of activities following business disposals. 2007 revenues primarily reflected the last remaining construction management project in the US, successfully completed in the latter part of the year.

The loss of £11.0 million in 2007 stems largely from the costs of developing the group's Wind Developments portfolio, where a loss of £6.7 million was reported (2006: £4.3 million) and the result of a realignment of profit-take policies for the retained PPP portfolio.

## Outlook 2008

The Wind Developments business is expected to make progress in 2008, but will continue to incur costs of progressing development opportunities. The UK PPP project is fully operational and the business will be working to optimise the value of this investment during 2008. AMEC is a shareholder and project manager of the Incheon Bridge project in Korea, which is scheduled to open in late 2009.

The overall outcome for the division in 2008 is expected to be a small loss, assuming that the Edinbane wind development is built-out.

# Financial review

## Changes arising from corporate activity

### Divestments

The divestment of the Built Environment businesses was completed during the year.

Five peripheral non-core businesses were also divested during 2007, being AMEC SPIE Rail, Dynamic Structures, AMEC SPIE Capag, Buchan Concrete Solutions and Midwest Pipelines.

Additionally, in February 2008, the AMEC UK Logistics and Support Services business was sold to Speedy Hire Plc for £12.5 million.

In total, the divestments of the Built Environment and peripheral businesses generated overall cash proceeds in 2007 of £279.2 million before tax and a post-tax gain of £243.3 million.

### Acquisitions

AMEC made several acquisitions during the period, including Cade-Idepe, based in Santiago, one of the largest independent Chilean engineering services companies, from its owner-managers for £12 million.

The Earth and Environmental division acquired four small environmental consultancy businesses during 2007.

For further details on changes arising from corporate activity please refer to the directors' report on pages 66 and 67.

## Basis of preparation of the accounts

The 2007 annual report and accounts have been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted for use in the EU ('adopted IFRSs') as at 31 December 2007.

The directors have identified the policies for accounting for construction contracts, retirement benefits and provisions for litigation matters and liabilities related to the sale of businesses, as the most critical because they involve high levels of judgement and estimation.

### Construction and services contracts

A significant amount of the group's activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 'Construction contracts' and IAS 18 'Revenue' which require estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period.

Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in these accounting estimates is then reflected in the ongoing results.

### Retirement benefits

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, inflation, investment returns and member longevity that underpin their valuations. For AMEC, these assumptions are important given the relative size of the scheme that remains open.

During 2007 IFRIC 14 on defined benefit pension scheme assets was issued. This interpretation is effective from 1 January 2008, but has yet to be adopted for use in the EU. In view of this it has not been applied by the group in the consolidated accounts. On adoption this is not expected to have an impact on the group's consolidated accounts as, following a review of the basis of recoverability, the surplus has been recognised net of deferred tax on the balance sheet in 2007.

### Provisions for litigation matters and liabilities related to the sale of businesses

When accounting for provisions for litigation and other items the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which in the view of management are unlikely to succeed.

## Key performance indicators

The board and executive management monitor a range of financial and non-financial performance indicators, reported periodically, to measure the group's performance over time. Of these, the key performance indicators ('KPIs') are shown in the table above, right.

- Safety KPIs show how successful AMEC has been in protecting its employees from harm
- Operational KPIs indicate the volume of work for which orders have been received and the profitability of activity undertaken
- Balance sheet indicators focus on the financial efficiency and balance sheet strength of the business.

| | Target | 2007 | 2006 |
|---|---|---|---|
| **Safety (continuing operations)** | | | |
| Number of fatalities at work | 2008: 0 | **1** | 0 |
| Lost time incident frequency rate (per 200,000 exposure hours) | 2008: 0.16 | **0.18** | 0.32 |
| Total recordable case frequency rate (per 200,000 exposure hours) | 2008: 1.04 | **1.11** | 1.08 |
| **Operational** | | | |
| Order intake as a percentage of revenue | >100% | | |
| Natural Resources | | **118%** | 105% |
| Power and Process | | **96%** | 151% |
| Adjusted margin – group | 2008: 6%; 2010: 8% | | |
| Natural Resources | 2008: 9-10% | **9.4%** | 7.2% |
| Power and Process* | 2008: 5-6% | **4.3%** | 2.9% |
| Earth and Environmental | 2008: 8-9% | **7.4%** | 5.8% |
| **Balance sheet** | | | |
| Profit to cash conversion** | 100% | **123%** | nm |
| Days sales in stock/wip and receivables*** | 2008 – average c. 70 | **72 Average c. 80** | 82 |
| Average net debt: EBITDA*** | <2 | **Net cash** | 1.1 |

nm Not meaningful.

## Results

Revenue for the year increased by 11 per cent to £2,356.2 million (2006: £2,121.6 million), reflecting strong growth in both the Natural Resources and Power and Process divisions.

Underlying growth in revenues, excluding Oil and Gas lump-sum contracting (now ceased), and the Investments and other activities division (where various businesses were sold or closed during 2007), was 21 per cent in 2007, being almost entirely organic.

Adjusted pre-tax profit of £126.5 million was up £46.8 million (2006: £79.7 million), with all core divisions performing strongly.

* 2007 excludes one-off costs of STEP Change of £4.6 million.
** Cash flow from operations for the continuing businesses as a percentage of profit before net financing income (before gain on disposals for continuing businesses).
*** Including discontinued operations in 2006.

There was pre-tax exceptional income of £28.2 million (2006: charge £102.8 million), intangible amortisation of £2.5 million (2006: £3.6 million) and joint venture tax of £0.6 million (2006: £0.3 million), resulting in a pre-tax profit of £151.6 million (2006: loss £27.0 million).

Profit for the year (including profit on disposal of discontinued businesses) was £344.4 million (2006: £219.2 million).

Diluted earnings per share from continuing operations, before intangible amortisation and exceptional items were 11.4 pence higher than in 2006 at 28.0 pence (2006: 16.6 pence). Basic earnings per share from continuing operations, before intangible amortisation and exceptional items, were 28.7 pence (2006: 17.1 pence).

The board is recommending a final dividend of 8.8 pence per share (2006: 8.0 pence) which, together with the interim dividend of 4.6 pence per share (2006: 4.2 pence), results in a total dividend of 13.4 pence per share (2006: 12.2 pence), an increase of 10 per cent. This represents a dividend cover* of 2.1 times and is in line with the board's stated policy of rebuilding sustainable dividend cover to a level of over two times.

## Geograpical analysis

Some 60 per cent of 2007 revenues were generated outside the UK, with the group's largest overseas market being Canada, driven by Minerals and Metals Mining and Oil Sands.

The board's expectations for 2008 reflect current Sterling rates of exchange with principal currencies, being Canadian dollars and US dollars.

## Administrative expenses

Administrative expenses increased by £32.0 million to £203.7 million (2006: £171.7 million). During 2007, there was an increased charge for share-based payments, together with a reduction in sales generated by activities which have now ceased and where overheads were minimal in both 2006 and 2007 (US Construction Management and Oil and Gas lump-sum fabrication). After taking these factors into account, administrative costs declined to 8.9 per cent of revenue in 2007 from 9.4 per cent in 2006.

Corporate costs, which represent the costs of operating the head office of AMEC and certain regional overheads, were £36.5 million (2006: £21.4 million). Costs for 2007 included increased year on year share-based payment charges (£6 million), and one-off costs of STEP Change (£5 million). Corporate costs for 2008, including share-based payments, are expected to be c.£30 million. This includes some costs previously reflected within the operating divisions.

## Net financing income/costs

The group's net cash balances have increased throughout 2007 upon the divestment of non-core and specialist businesses, with the weekly average level of net cash being £435 million (1 August – 31 December 2006: £190 million). Consequently, the net financing income for the year increased by £25.4 million to £18.4 million (2006: charge £7.0 million).

Net financing income in 2008 will benefit from the expected increase in average net cash for the year.

## Taxation

### Continuing operations

The group's effective tax rate in 2007 for the continuing businesses before exceptional items (including tax attributable to joint venture interests) was 25.4 per cent (2006: 30.0 per cent). After excluding intangible amortisation, the underlying tax rate was 25.4 per cent (2006: 28.6 per cent). The reduction in overall tax rate is due to the use of overseas tax losses and the recognition of a deferred tax asset in respect of overseas tax losses and short-term timing differences on provisions which are now expected to generate a current tax benefit in future periods.

The underlying tax rate in 2008 is expected to be c. 34 per cent. This would reduce to c. 31 per cent if the group is able to make use of tax attributes brought forward which have not been reflected within the deferred tax asset.

* Based on adjusted diluted earnings per share before intangible amortisation and exceptional items.

A total net tax credit of £0.8 million (2006: credit £7.3 million) is attributable to total exceptional income of £28.2 million (2006: charges £102.8 million) in respect of continuing activities. There are two parts to this net credit. The first is the net £1.0 million tax credit on exceptional profits from litigation and separation costs of £4.5 million. This arises on the recognition of a deferred tax asset in respect of short-term timing differences on US provisions, which are expected to generate a current tax benefit in future periods. The second is a £0.2 million tax charge on exceptional profits of £23.7 million on exiting businesses and markets. This is low due to the benefit of capital losses and tax exemptions on the sale of trading companies.

### Discontinued operations

A tax charge of £67.8 million (2006: credit £20.1 million) is attributable to profits of £290.7 million (2006: £241.3 million) from discontinued operations. Included within this tax charge is a credit for the release of consortium relief payable and a charge for the write-off of deferred tax balances both of which are no longer required. The overall tax charge also reflects the benefit of capital losses and tax exemptions on sale of trading companies.

### Deferred tax

At 31 December 2007, the group had deferred tax assets of £58.9 million (2006: £16.4 million) primarily arising from employee share schemes, overseas tax losses and short-term timing differences. At year end the continuing businesses had c. £43.0 million of carried forward tax losses in respect of which a deferred tax asset of £1.5 million had been recognised.

The group also had a deferred tax liability of £86.7 million which in 2007 had been netted against the pension scheme surplus to which it relates.

The 2006 comparatives include deferred tax assets and liabilities relating to the discontinued Built Environment operations which were released/written off in 2007.

## Intangible amortisation

Intangible amortisation relates to capitalised software and intangible assets acquired as part of the acquisitions of NNC and Paragon in 2005. The 2007 charge of £2.5 million is £1.1 million lower than in 2006 with the reduction being due to the timing of the write off of certain assets related to the acquisition of Paragon.

In line with IAS 36 'Impairment of assets' annual impairment reviews have been performed on the goodwill carried on the balance sheet. The results of these reviews confirmed that no impairment charge is necessary.

## Exceptional items

### Divestments

Divestment of the four non-core Built Environment businesses was successfully completed during the fourth quarter of 2007. This, combined with the profit on disposal of peripheral businesses in the first half of the year, resulted in an aggregate post-tax exceptional gain of £243.3 million, slightly above the board's expectations.

### Legacy issues

In December 2006, AMEC announced that following a review of projects where it was involved in litigation and/or where material final account settlements were outstanding, the board had decided to change its strategy and seek to settle the disputes where reasonable to do so.

During 2007, AMEC has made good progress in settling disputes, where reasonable to do so. In its 2006 accounts, AMEC noted six major contingent liabilities. The following significant progress has been made:

- Settlement reached on the Jordan Magnesia Company Ltd. (Jordan), and Thelwall Viaduct (UK) disputes during the first half of 2007. Settlement was within the provisions previously made
- Settlement on the San Francisco Jail case agreed, subject to documentation, and within the provisions previously made
- Major issues resolved on the Florida Project (US)
- There have been a number of court hearings on the Courthouses (US) dispute but there remains no immediate conclusion to this long-running case
- As previously indicated, the World Trade Center (US) remains a contingent liability.

No new significant contingent liabilities were added in 2007.

Provisions currently held for future costs of litigation total £71.5 million (2006: £85.3 million). Given the progress made, the board's confidence has increased in the overall level of provisioning for these items. A net pre-tax exceptional release of £13.3 million has been made during the year in respect of exceptional items arising from litigation issues.

Details of material legal actions are set out in note 28 to the accounts on page 113. The balance sheet includes no debtors or work in progress related to these contracts.

## Balance sheet highlights

In line with IFRS 5, the 2006 balance sheet is not restated to exclude discontinued operations, accordingly, movements in balance sheet captions need additional explanations.

Key movements in the balance sheet are discussed below:

### Fixed assets

The fall in net book value of fixed assets as at 31 December 2007 to £57.6 million (2006: £73.3 million) reflects mainly the sale of non-core businesses.

Additions of £18.8 million were slightly below the depreciation charge for the year of £21.7 million.

### Intangible assets

The net book value of intangible assets as at 31 December 2007 is £223.8 million (2006: £197.6 million), including goodwill £215.4 million, software £1.7 million and other intangibles £6.7 million.

The increase in goodwill relates to the impact of foreign exchange and acquisitions during the year. Other intangibles and software have reduced from £9.7 million as at 31 December 2006 to £8.4 million reflecting amortisation of £2.5 million, partially offset by the impact of acquisitions during the year.

### Interests in joint ventures and associates

Interests in joint ventures at £22.7 million are significantly below 2006 (£85.2 million) as a result of the divestment of non-core businesses.

### Working capital

Days sales in stock/wip and receivables are as follows:

| | 2007 Days | 2006* Days |
|---|---|---|
| Group | 72 | 82 |

Days sales in stock/wip and receivables have continued to decline in 2007, as contract settlements have been secured and cash management has been strengthened.

### Derivative financial instruments

As at 31 December 2007, there were derivative financial instruments with a net value of £2.2 million liability on the balance sheet. This net liability represents the fair value of foreign exchange contracts used to hedge the cash flows of foreign currency contracts, and cross currency swaps used to hedge the net investment in overseas subsidiaries.

### Distributable reserves

As at 31 December 2007, distributable reserves of AMEC plc stood at £575.0 million (2006: £454.6 million), an increase of £120.4 million. The increase in reserves mainly reflects the profit on disposal of non-core businesses:

| | £ million |
|---|---|
| As at 1 January 2007 | 454.6 |
| Profit on disposal of non-core businesses | 144.6 |
| Dividends received from subsidiaries on disposal of non-core businesses | 66.0 |
| Dividends approved during 2007 | (41.3) |
| Acquisition of treasury shares | (21.5) |
| Impairment provision | (15.0) |
| Other movements | (12.4) |
| As at 31 December 2007 | 575.0 |

The impairment provision reflects the full write down of the investment in a UK subsidiary.

### Pensions

The IAS19 pre-tax surplus of principal UK pension schemes at the end of 2007 of £248.0 million was higher than in 2006 (£105.6 million) reflecting additional contributions made by the company, the curtailment gain on disposals and actuarial gains in the year.

During the year, the trustees reduced the schemes' level of equity investments from c.50 per cent to c.35 per cent, in favour of bonds. This change will reduce the expected investment return on the assets in the principal UK pension schemes in 2008 and beyond.

* Including discontinued operations.

The regular triennial valuation of the UK schemes took place during 2005, and at that time updated mortality assumptions, which incorporate an allowance for additional longevity improvements in future, were agreed with the schemes' trustees. These assumptions were chosen with regard to the latest available tables, adjusted where appropriate to reflect the experience of the schemes' membership. For the main UK pension plans, the tables adopted are part of the PA92 series of tables, taking into account each member's year of birth adjusted by an age rating of +3 years, and allowing for 'medium cohort' improvements in longevity. For a male/female aged 60 in 2005, these tables show a life expectancy of 23.8/26.8 years. For a male/female aged 40 in 2005, the tables show a life expectancy from age 60 of 25.0/27.8 years. In association with the Trustees of the Schemes, AMEC will continue to monitor scheme mortality experience and will revise assumptions as appropriate.

Since the year-end, equity markets have fallen. The board estimates that as at 31 January 2008, this would have resulted in the pre-tax surplus of the schemes declining by c.£50 million under an IAS 19 valuation.

Recent guidance from the Pensions Regulator regarding longevity statistics suggests that further strengthening of mortality assumptions may be appropriate, and specifically alludes to the adoption of the 'long-cohort' rate of improvement as a benchmark for occupational scheme mortality going forward. The mortality experience of the AMEC schemes will be reviewed in detail at the next actuarial valuation, due as at 1 April 2008. A move to long-cohort assumptions would reduce the current funding surplus (pre-tax) by c.£60 million or approximately five per cent of liabilities. Even after taking into account both the recent fall in equity markets and the potential move to long-cohort assumptions, the schemes would remain in a strong position.

The surplus has been presented net of deferred tax on the balance sheet in 2007, following a review of the basis of recoverability.

Company contributions of £36.4 million were paid during the year (2006: £31.4 million). This included special contributions agreed with the schemes' trustees of £8.4 million (2006: £4.5 million). The principal financial assumptions are set out in note 14 of the accounts, on page 97.

**Provisions**

Provisions held at 31 December 2007 were £199.4 million (31 December 2006: £173.8 million). The increase during 2007 reflects the net impact of the sale of Built Environment businesses, offset by settlement of litigation issues. Provisions are analysed as follows:

| As at 31 December 2007 | £ million |
|---|---|
| Litigation provisions | 71.5 |
| Indemnities granted to buyers/retained obligations on disposed businesses | 78.9 |
| Insurance and other | 49.0 |
| Total | 199.4 |

An outflow of £30-40 million is expected in each of 2008 and 2009. Further outflows can be expected over the longer term.

## Cash flow and current liquidity

At 31 December 2007, AMEC had net cash of £733.2 million (2006: £354.9 million, excluding amounts held for sale). The group focuses on the weekly average level of net cash throughout the year, with the increase in 2007 reflecting business divestments, strength of trading and ongoing good cash management.

During 2008, the directors expect weekly average net cash to be around £600 million (2007: £435 million), before the impact of the share buy back programme and acquisitions. Around £100 million is expected to be spent on acquisitions in the first half of 2008.

Following completion of the divestment programme, the profit conversion metric for the group has been rebased to reflect continuing operations from 1 January 2007. Cash flow from operations for the continuing businesses of £140.1 million in 2007 was 23 per cent ahead of profit before net financing income (before gain on disposals for continuing businesses, £17.7 million) of £114.3 million.

Given the impending maturity of our committed facilities in 2009, the group is evaluating the timing for the renewal and level of facilities required. As the group has significant cash resources, it may defer renewal of the committed facilities into 2009. However, appropriate facilities will be maintained to meet ongoing requirements for performance related bonding and letters of credit.

## Share buy backs

In 2008, the group may continue the share buy back programme, for up to £80 million, on an opportunistic basis.

## Reconciliations of adjusted profit for continuing operations, net assets and employee numbers

The business and financial review is based on the reported results for continuing businesses before joint venture tax, intangible amortisation and pre-tax exceptional items, but including joint venture profit before tax. The results, net assets and employee numbers as presented in the review are reconciled in the tables below to those presented in notes 2 and 6 to the consolidated accounts.

### Reconciliation of adjusted pre-tax profit for continuing operations – Class of business

Year ended 31 December 2007

| | Adjusted profit before tax £ million | Exceptional items £ million | Intangible amortisation £ million | Pre-tax results of joint ventures and associates £ million | Tax on results of joint ventures and associates £ million | Profit before tax £ million |
|---|---|---|---|---|---|---|
| Natural Resources | **95.5** | **-** | **(0.6)** | **(1.2)** | **-** | **93.7** |
| Power and Process | **38.9** | **11.5** | **(1.5)** | **(0.5)** | **-** | **48.4** |
| Earth and Environmental | **21.2** | **-** | **(0.3)** | **-** | **-** | **20.9** |
| Investments and other activities | **(11.0)** | **16.7** | **(0.1)** | **(0.1)** | **-** | **5.5** |
| | **144.6** | **28.2** | **(2.5)** | **(1.8)** | **-** | **168.5** |
| Corporate costs | **(36.5)** | **-** | **-** | **-** | **-** | **(36.5)** |
| Profit/(loss) before net financing income | **108.1** | **28.2** | **(2.5)** | **(1.8)** | **-** | **132.0** |
| Net financing income | **18.4** | **-** | **-** | **-** | **-** | **18.4** |
| Share of post-tax results of joint ventures and associates | **-** | **-** | **-** | **1.8** | **(0.6)** | **1.2** |
| | **126.5** | **28.2** | **(2.5)** | **-** | **(0.6)** | **151.6** |

Year ended 31 December 2006

| | Adjusted profit before tax £ million | Exceptional items £ million | Intangible amortisation £ million | Pre-tax results of joint ventures and associates £ million | Tax on results of joint ventures and associates £ million | Profit before tax £ million |
|---|---|---|---|---|---|---|
| Natural Resources | 59.1 | (7.8) | (1.8) | (0.6) | - | 48.9 |
| Power and Process | 22.8 | (17.6) | (1.0) | (1.2) | - | 3.0 |
| Earth and Environmental | 17.7 | - | (0.5) | - | - | 17.2 |
| Investments and other activities | 8.5 | (77.4) | (0.3) | 1.6 | - | (67.6) |
| | 108.1 | (102.8) | (3.6) | (0.2) | - | 1.5 |
| Corporate costs | (21.4) | - | - | - | - | (21.4) |
| Profit/(loss) before net financing costs | 86.7 | (102.8) | (3.6) | (0.2) | - | (19.9) |
| Net financing costs | (7.0) | - | - | - | - | (7.0) |
| Share of post-tax results of joint ventures and associates | - | - | - | 0.2 | (0.3) | (0.1) |
| | 79.7 | (102.8) | (3.6) | - | (0.3) | (27.0) |

**Reconciliation of adjusted pre-tax profit for continuing operations – Geographical origin**

**Year ended 31 December 2007**

| | Adjusted profit before tax £ million | Exceptional items £ million | Intangible amortisation £ million | Pre-tax results of joint ventures and associates £ million | Tax on results of joint ventures and associates £ million | Profit before tax £ million |
|---|---|---|---|---|---|---|
| United Kingdom | **56.2** | **14.2** | **(0.9)** | **0.5** | **–** | **70.0** |
| Rest of Europe | **6.6** | **–** | **–** | **(0.2)** | **–** | **6.4** |
| Americas | **85.2** | **7.0** | **(1.6)** | **(1.3)** | **–** | **89.3** |
| Rest of the world | **(3.4)** | **7.0** | **–** | **(0.8)** | **–** | **2.8** |
| | **144.6** | **28.2** | **(2.5)** | **(1.8)** | **–** | **168.5** |
| Corporate costs | **(36.5)** | **–** | **–** | **–** | **–** | **(36.5)** |
| Profit/(loss) before net financing income | **108.1** | **28.2** | **(2.5)** | **(1.8)** | **–** | **132.0** |
| Net financing income | **18.4** | **–** | **–** | **–** | **–** | **18.4** |
| Share of post-tax results of joint ventures and associates | **–** | **–** | **–** | **1.8** | **(0.6)** | **1.2** |
| | **126.5** | **28.2** | **(2.5)** | **–** | **(0.6)** | **151.6** |

Year ended 31 December 2006

| | Adjusted profit before tax £ million | Exceptional items £ million | Intangible amortisation £ million | Pre-tax results of joint ventures and associates £ million | Tax on results of joint ventures and associates £ million | Profit before tax £ million |
|---|---|---|---|---|---|---|
| United Kingdom | 30.6 | (1.5) | (0.9) | 0.2 | – | 28.4 |
| Rest of Europe | 5.2 | 0.9 | – | 1.5 | – | 7.6 |
| Americas | 57.4 | (86.9) | (2.7) | (1.2) | – | (33.4) |
| Rest of the world | 14.9 | (15.3) | – | (0.7) | – | (1.1) |
| | 108.1 | (102.8) | (3.6) | (0.2) | – | 1.5 |
| Corporate costs | (21.4) | – | – | – | – | (21.4) |
| Profit/(loss) before net financing costs | 86.7 | (102.8) | (3.6) | (0.2) | – | (19.9) |
| Net financing costs | (7.0) | – | – | – | – | (7.0) |
| Share of post-tax results of joint ventures and associates | – | – | – | 0.2 | (0.3) | (0.1) |
| | 79.7 | (102.8) | (3.6) | – | (0.3) | (27.0) |

## Reconciliation of adjusted net assets – Class of business

**31 December 2007**

| | Adjusted net assets/ (liabilities) £ million | Interests in joint ventures and associates £ million | Intangible assets £ million | Net assets/ (liabilities) £ million |
|---|---|---|---|---|
| Natural Resources | **28.8** | **0.2** | **0.8** | **29.8** |
| Power and Process | **(57.0)** | **(0.6)** | **6.1** | **(51.5)** |
| Earth and Environmental | **33.2** | **(0.2)** | **1.5** | **34.5** |
| Investments and other activities | **(185.2)** | **(22.1)** | **-** | **(207.3)** |
| | **(180.2)** | **(22.7)** | **8.4** | **(194.5)** |
| Goodwill | **215.4** | **-** | **-** | **215.4** |
| Intangible assets | **8.4** | **-** | **(8.4)** | **-** |
| Interests in joint ventures and associates | **-** | **22.7** | **-** | **22.7** |
| Net cash | **733.2** | **-** | **-** | **733.2** |
| Unallocated net assets | **103.0** | **-** | **-** | **103.0** |
| Assets and liabilities held for sale | **13.6** | **-** | **-** | **13.6** |
| | **893.4** | **-** | **-** | **893.4** |

31 December 2006

| | Adjusted net assets/ (liabilities) £ million | Interests in joint ventures and associates £ million | Intangible assets £ million | Net assets/ (liabilities) £ million |
|---|---|---|---|---|
| Natural Resources | 71.3 | 0.6 | 2.1 | 74.0 |
| Power and Process | (55.4) | (1.1) | 6.3 | (50.2) |
| Earth and Environmental | 19.0 | (0.2) | 0.8 | 19.6 |
| Investments and other activities | (109.2) | (21.8) | 0.5 | (130.5) |
| Discontinued businesses | (60.0) | (62.7) | – | (122.7) |
| | (134.3) | (85.2) | 9.7 | (209.8) |
| Goodwill | 187.9 | – | – | 187.9 |
| Intangible assets | 9.7 | – | (9.7) | - |
| Interests in joint ventures and associates | – | 85.2 | – | 85.2 |
| Net cash | 354.9 | – | – | 354.9 |
| Unallocated net assets | 39.0 | – | – | 39.0 |
| Assets and liabilities held for sale | 37.6 | – | – | 37.6 |
| | 494.8 | – | – | 494.8 |

## Reconciliation of employee numbers

| | **Average FTEs* for year ended 31 December 2007** | | | Average FTEs* for year ended 31 December 2006 | | |
|---|---|---|---|---|---|---|
| | **Total Employees Number** | **Agency staff Number** | **Direct employees Number** | Total Employees Number | Agency staff Number | Direct employees Number |
| Natural Resources | **9,715** | **(2,024)** | **7,691** | 8,317 | (1,550) | 6,767 |
| Power and Process | **6,753** | **(1,014)** | **5,739** | 5,766 | (907) | 4,859 |
| Earth and Environmental | **3,576** | **(29)** | **3,547** | 3,119 | – | 3,119 |
| Investments and other activities | **398** | **(7)** | **391** | 642 | (6) | 636 |
| Total continuing businesses | **20,442** | **(3,074)** | **17,368** | 17,844 | (2,463) | 15,381 |

*Full time equivalents.

# Financial review continued

## Business risks and opportunities

AMEC plc is a focused supplier of high-value consultancy, engineering and project management services to customers in the energy, power and process industry sectors.

The maintenance of high standards of safety and service remain important in securing repeat business from customers.

Principal business opportunities include continued high oil and gas and commodity prices, which would result in continued strength in AMEC's core businesses.

AMEC remains focused on progressing its Wind Developments portfolio, where it is seeking consents for developments with an overall capacity of over 1,000MW. Should the major projects receive planning approval this business is expected to begin to make a contribution to the group.

The price of oil and gas, commodity prices and levels of business confidence across power and process markets are key drivers for AMEC's businesses. A sustained and significant reduction in oil and gas or commodity prices and/or a reduction in business confidence could have an adverse impact on the level of client spending in AMEC's markets.

The Built Environment businesses were disposed of in 2007 as part of the divestment programme, as summarised in the report of the directors on pages 66 and 67. A team has been established in order to manage the legacy risk associated with the disposed businesses. In this regard, AMEC has made provisions for the legacy issues which are believed to be adequate and AMEC is not aware of any current issues relating to the disposed businesses which are likely to have a material impact on the company.

In the US, AMEC has exited certain construction management activities. The company is involved in ongoing litigation relating to these former activities and other construction related activities and has made provisions which are believed to be adequate. The outcome of litigation is not certain, as summarised in note 28 on page 113.

In recent years, AMEC has moved away from lump-sum fabrication activities and the level of lump-sum at risk work across the company in general has been significantly reduced but not eliminated.

AMEC operates in more than 30 countries globally, serving a broad range of markets and customers. As such, the company is subject to certain general and industry-specific risks. Where practicable, the company seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices. AMEC uses a risk management process which is described in the Corporate Governance section of the report of the directors on pages 68 and 69.

Specific risks faced by AMEC are as set out below.

### Geopolitical and economic conditions

AMEC operates predominately in the UK and North America and is therefore particularly affected by political and economic conditions in those markets. The company is not, however, dependent on any one area of economic activity. Where AMEC works outside these markets in territories which are considered to represent a significant political risk, it seeks to mitigate exposure to political risk through insurance where possible and cost-effective.

Changes in general economic conditions may influence customers' decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of AMEC's order intake. The risk associated with economic conditions resulting in a downturn and affecting the demand for AMEC's services is addressed, as far as practicable, by seeking to maintain a balanced business portfolio.

### Environmental and social risk

This area of risk management is growing in influence as the threat of climate change becomes more tangible through more extreme adverse weather conditions, flooding and water stress. In addition, AMEC's operations are subject to numerous local, national and international environmental regulations and human rights conventions.

Breaches of, or changes in environmental or social standards, laws or regulations could expose AMEC to claims for financial compensation and adverse regulatory consequences, as well as damaging corporate reputation.

AMEC takes a pragmatic, integrated approach to managing environmental and social risks utilising existing business management systems to identify and mitigate such risks. For example employment processes protect the human rights of the workforce, and the Safety, Health and Environment ('SHE') Management system defines a standard for environmental management.

AMEC tracks over 40 environmental and social KPIs, including environmental regulatory performance and community investment. Further details are available in the annual sustainability report (available on line at www.amec.com).

**Customer concentration**
AMEC's largest customer is Shell, which in 2007 accounted for around 10 per cent of continuing revenues. Were dependence on key customers to increase significantly, this could have direct consequences on AMEC's financial development.

**Bidding risk**
AMEC addresses the risk associated with bidding by a tender review process which addresses the threats and opportunities associated with each tender submitted. In 2007, the Delegated Authorities relating to tender submission were amended in order to place greater emphasis on the level of risk associated with tenders. The tender review process is kept under ongoing review in order to ensure that it continues to address the risk associated with bidding.

**Business continuity**
Given the broad spread and scope of its operations, AMEC's risk from natural catastrophe and terrorist action is varied, and considerable disruption could be caused to AMEC's operations as a result of the associated business interruption. These risks are mitigated through business continuity planning, which is being implemented throughout the group and is being verified through an ongoing audit process. In addition, the risk of increased cost of working in relation to UK and North America properties as a result of business disruption is transferred via insurance.

**Information technology ('IT')**
AMEC is exposed to the risk that the IT systems upon which it relies fail. AMEC has appropriate controls in place in order to mitigate the risk of systems failure, including systems back up procedures and disaster recovery plans.

**Security of employees**
The personal security and the safety of employees and contractors can be compromised due to their either being based, or travelling extensively on business, in potentially hazardous locations. AMEC regards the safety and security of its personnel as being of paramount importance, and this risk is mitigated by keeping security in relevant locations under continual review and the hiring of a local specialist security company where appropriate.

**Safety**
AMEC is involved in activities which have the potential to cause injury to personnel. In order to control risk and prevent harm to people, AMEC is committed to the highest standards of health and safety management. This is achieved through the setting of an effective health and safety policy and ensuring effective leadership and organisational arrangements are in place to deliver this policy. Performance is regularly reviewed against agreed targets with the objective of facilitating continuous improvement.

**Credit**
AMEC is exposed to credit risk particularly in relation to customers. The credit risk associated with customers is addressed initially via contract payment terms, and, where appropriate, payment security. Credit control practices are applied thereafter during the project execution phase. Where appropriate, credit risk insurance is considered in relation to specific customers and jurisdictions.

**Treasury risks**

The group's treasury department manages funding, liquidity and the risks arising from interest rate and foreign currency movements within a framework of policies and guidelines approved by the board. Derivatives and conventional financial instruments are used with the aim of limiting financial risk. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

**Funding and liquidity risk**

The group will finance operations and growth from existing cash resources and committed borrowing facilities provided by a syndicate of relationship banks. Following the sale of the non-core businesses, a portion of the committed facilities were cancelled by agreement. At 31 December 2007 committed facilities totalled £315 million (2006: £465 million) with an average duration of 16 months (2006: 28 months). Headroom under these facilities at 31 December 2007 was £291 million (2006: £439 million). The group's policy aims to ensure the constant availability of an appropriate amount of reasonably priced funding to meet both current and future forecast requirements consistent with the group's budget and strategic plans. Borrowings under these facilities can be used for general corporate purposes and are unsecured.

**Interest rate risk**

The group remained in a net cash position throughout the year. This position is considered to be temporary as the group intends to invest in the businesses and has the ongoing share buy back programme. As a result long-term interest rate hedging (for periods beyond three to six months) is not considered appropriate. Group treasury monitor the interest rate outlook, however, AMEC would suffer a reduction in interest income on surplus cash if interest rates fall. For example, a one per cent movement in rates on the 2007 average cash balance of £435 million would impact interest income by £4.4 million.

**Foreign exchange risk**

The group publishes its consolidated financial statements in Sterling. It conducts business in a range of foreign currencies, including Canadian and US dollars and currencies linked to the US dollar. As a result, the group is exposed to foreign exchange risks, which will affect transaction costs and the translation of the results and value of underlying assets of its foreign subsidiaries.

**Transaction exposures**

A significant proportion of the group's trading income is denominated in the local currency of the business operations which provides a natural hedge against the currency of its cost base. Where commercial contracts are undertaken which are denominated in foreign currencies, the group seeks to mitigate the foreign exchange risk, when the cash flow giving rise to such exposure becomes certain or highly probable, through the use of forward currency arrangements, which may include the purchase of currency options.

As stated earlier, contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events. This can give rise to exposures if cash flows are denominated in foreign currency. Hedging decisions are based on the latest available forecasts at the time the decision is taken which are subsequently updated regularly. There are currently no material transaction exposures which have been identified and remain unhedged. AMEC recognises that, having taken out forward contracts in respect of underlying commercial transactions, an exposure would arise if the forward contracts had to be unwound as a consequence of the anticipated cash flows under such contacts being cancelled or otherwise not being received. The total gross nominal value of all outstanding forward contracts at 31 December 2007 is £116 million (2006: £137 million). At 31 December 2007 the mark-to-market value of these contracts that were out of the money was a liability of £1.2 million (2006: liability of £2 million) and of these contracts that were in the money was an asset of £3.1 million (2006: £0.8 million). AMEC has no reason to believe that any material outstanding forward contract will not be able to be settled from the underlying commercial transactions.

### Translation exposures

A portion of the group's earnings is generated in non-Sterling currencies. Such overseas profits are translated into Sterling at the average exchange rate prevailing throughout the year. There is currently no hedging in place for profits generated in non-Sterling currencies but the impact on group profits is monitored on an ongoing basis.

In addition, the group has various assets denominated in foreign currencies, principally US dollars and Canadian dollars. Consistent with the group's policy, a proportion of these assets, including unamortised goodwill, have been hedged by using cross currency swaps. At 31 December 2007, these net investment hedges amounted to £138 million (2006: £120 million) covering approximately 40 per cent of overseas assets (2006: 40 per cent).

### Counterparty risk management

The group holds significant net cash balances following the disposal of AMEC SPIE, the Built Environment businesses and other peripheral businesses during 2006 and 2007. The group intends to reinvest these monies into the core activities and return up to £80 million to shareholders via the previously announced share buy back.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with counterparties up to a pre-approved limit. These limits are set at prudent levels by the board, are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch and have been reviewed in light of the recent market turbulence.

Credit ratings are monitored continuously by group treasury.

Group treasury monitors counterparty exposure on a global basis to avoid an over concentration of exposure to any one counterparty. As a consequence of these controls the probability of material loss is considered to be remote.

### Litigation

AMEC is subject to litigation from time to time in the ordinary course of business and makes provision for the expected costs based on appropriate professional advice.

The outcome of legal action is at times uncertain and there is a risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the company, although full risk management controls remain in place to deal with such matters.

### Pensions

AMEC operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, inflation, investment returns and member longevity. There is a risk of underestimating this liability and the pension schemes falling into deficit. This risk is mitigated by:

- Maintaining a relatively strong funding position over time
- Taking advice from independent qualified actuaries and other professional advisers
- Agreeing appropriate investment policies with the schemes' trustees
- Close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges.

### Project execution risk

One of AMEC's significant risks is the risk of losses arising during the execution phase of projects. Various measures are in place in order to address the project execution risk, including the risk management process, project reviews, internal audit of projects, and the implementation of peer reviews.

# Sustainability

## Growing influence of sustainability

Sustainability can be defined as AMEC's ability to generate shareholder value today without compromising its ability to deliver in the long term. The marketplace is evolving to reflect goods and services which offer more sustainable solutions in design, delivery and support. AMEC must be well positioned to support current and future customers in delivering their sustainable goals.

Many more customers are asking about how AMEC manages and can help them to manage sustainability issues such as ethical conduct, community investment and carbon management. There is an increasing emphasis on the wider social and environmental impact of projects with which AMEC is associated.

During the year, the international and political sustainability agenda has been dominated by the threat of climate change and global attention is turning to look at how best to respond to the warming climate.

In November 2007, the Intergovernmental Panel on Climate Change fourth global assessment report highlighted that there is now unequivocal evidence that the climate is warming and that this is directly attributable to man-made emissions. In December 2007, the UN Climate Change conference took place in Bali to discuss what the world must do to mitigate climate change and to negotiate a new strategy post Kyoto protocol which is due to expire in 2012.

AMEC has engaged with the climate change agenda, taking part in the annual Carbon Disclosure Project and contributing to the Prince of Wales May Day Business Summit on Climate Change for example, but also by looking to future markets. These markets, however, will be highly reliant on global leaders agreeing on a long-term strategy which allows business to make sensible, long-term investment in low carbon technologies.

## Climate change management is AMEC's business

AMEC is both helping to conserve finite natural resources, designing efficient, safe oil and gas technologies which seek to reduce pollution and minimise harmful emissions, as well as looking towards tomorrow's energy sources. The continued rise in oil price coupled with the threat of energy security has provided an increased incentive for clients to invest in alternative fuel sources.

With AMEC's range of skills, technical ability and knowledge, it is well placed to succeed in the growth of climate change and sustainable energy related business and has significant capability in both its Nuclear and Wind Developments businesses. AMEC is also at the forefront of a number of innovative climate change related businesses.

In October 2007, AMEC was awarded a contract by Baard Energy to provide engineering and project management services for the front-end engineering and design phase of the US$5 billion Ohio River Clean Fuels project in Wellsville, Ohio (US). The project is being undertaken in response to growing demand for more environmentally-friendly fuels.

AMEC continues to develop carbon capture, storage and transport technology using its existing experience in gas capture, storage, compression and pipeline transmission which is likely to become a key tool in reducing carbon emission from industrial processes. AMEC is already working with Progressive Energy to design their carbon dioxide pipeline on Teesside (UK), a vital part of their planned clean coal power station with carbon capture.

Adapting to climate change is also a significant challenge to business and industry and AMEC has been working with the European Space Agency to develop satellite remote sensing capability as a tool for use in advanced floodplain management applications. AMEC is also looking at satellite technology for use in calculating biomass from a carbon sequestration perspective.

There is a growing opportunity to develop and market climate change management services and AMEC will continue to work with clients to develop these areas.

## Sustainability in the workplace

AMEC is committed to operating in a more sustainable manner in addition to the provision of sustainable services. The company manages and monitors the impact of business activities through its company-wide sustainability programme, which continued to evolve throughout the year. For a full account of AMEC's sustainability management and performance please refer to the on-line sustainability report which will be posted on www.amec.com later this year.

### Board commitment and leadership

The board receives regular updates and briefings on significant sustainability issues such as safety, health, environmental management and human resources. Performance is monitored and action taken as necessary. Samir Brikho, Chief Executive, has responsibility for leading and driving the sustainability programme throughout the business.

**Sustainability management**

AMEC's minimum requirement is to ensure the effective management of its sustainability impacts by integrating sustainability into day-to-day business processes. In addition to this, each business is required to define and deliver improvement programmes, known as AMEC Agenda 21s. These programmes are a direct response to the UN Agenda 21 call for business and industry to implement action within their sphere of influence to address sustainable development priorities (UN Agenda 21 Chapter 30, paragraph 30.1).

## Operational sustainability performance summary

AMEC has over 40 corporate sustainability indicators across the business. A full and detailed performance report will be contained in the on-line sustainability report including an analysis of performance, targets and objectives.

At the beginning of the year, AMEC set company-wide health and safety performance targets designed to drive down accidents in the workplace and prevent people from being injured. Targets were set for 2007, based on a 10 per cent improvement on best recorded performance. Improvement was made in the number of people suffering a lost time injury and the 10 per cent improvement target was exceeded. Improvement was also made in the number of recorded accidents although the improvement target was not met. Figures recorded include data for the Built Environment businesses, up until the time of divestment.

Tragically, in September 2007, an AMEC employee sustained fatal head injuries following a fall from height. Immediate action, following this incident, included a review and reinforcement of safe working at height practices across the whole of AMEC.

## Benchmarking AMEC performance

Taking part in sustainability performance surveys provides AMEC with excellent learning opportunities through benchmarking its performance and engaging with its peers. The surveys in which AMEC participates provide an in-depth analysis of its sustainability performance.

**Dow Jones Sustainability Index ('DJSI')**

DJSI results influence the investment decisions of asset managers in 15 countries for a variety of sustainability-driven portfolios, including mutual funds, segregated accounts, structured products, as well as two exchange traded funds.

During 2007, AMEC achieved a strong performance in both the World and Pan-European Dow Jones Sustainability Indices. AMEC was listed as the support services sector leader in both. This is AMEC's fourth year as a participant of the index and its fourth year as a sector leader.

**Business in the Community**

For the last four years, AMEC has been ranked in the Sunday Times Top 100 'Companies That Count' index, published annually, and has achieved year-on-year improvement in its management score.

In 2007, AMEC continued to participate in the Corporate Responsibility, Environment and Community indices and all results and feedback will be included in the on-line sustainability report.

## Future priorities

In years to come, the only truly successful businesses will be those that achieve a sustainable balance between their own interests, and those of society and the natural world. It is only possible to achieve this through wholly integrating sustainability into the way AMEC performs on a daily basis, upholding its principles and striving for improvement across the 'triple bottom line'.

AMEC recognises that sustainable development is essential to the future of the business and this is reflected in the fact that sustainability is a key focus area of AMEC's Operational Excellence programme. One of AMEC's key challenges for 2008 will be to plan, develop and implement AMEC's Sustainability Operational Excellence programme. The focus of the programme will be on three key challenges:

- Carbon management
- Global sustainability performance standards
- Stakeholder engagement programme.

Operational Excellence will build on the best practice within the business and focus on taking a leadership position on key sustainability issues.

## Verification procedure

Statements relating to sustainability made on pages 58 and 59 of this report have been verified by an external, independent team from Enviros. All data used has been checked for reliability and subjected to audit via an internal team of auditors.

The opinion of Enviros is set out in the footnote below.

Enviros has verified the Sustainability section of the AMEC annual report 2007. This involved reviewing quantitative and qualitative information that supports the statements made. Enviros is satisfied that this section of the report is an accurate representation of the sustainability performance and related business practices within AMEC.
The information presented in this Sustainability section has been tailored to the interests of the report's audience and is a sub-set taken from AMEC's more detailed Sustainability Performance Report 2007, which Enviros also verifies.

"How many times have we heard our goal is to have a quality project that is on time and within budget? Well this one is such a project... I personally believe that the results may have been very different if we had not worked with AMEC using the team/partnering concept."

Lisa Ruane, Construction Engineer, MCDOT



Left to right: Lisa Ruane, Construction Engineer, Maricopa County Department of Transportation, Greg Bosworth, Project Manager, CS&W Contractors, Jay Guertin, Assistant Branch Manager (Phoenix), AMEC



AMEC worked in partnership with Maricopa County Department of Transportation (MCDOT), CS&W Contractors, and other entities on the Ellsworth Road Improvements project, City of Mesa, Maricopa County, Arizona (US), to deliver the project nearly six weeks early.

# Our board of directors



**1 Jock Green-Armytage 23**

Age 62, was appointed a non-executive director in June 1996 and became non-executive Chairman in January 2004. He is the Chairman of the nominations committee. He is Chairman of JZ International Limited and a director of JZ Equity Partners plc and several other companies.

**2 Samir Brikho 3**

Age 49, was appointed Chief Executive in October 2006. He was previously a member of the ABB Executive Committee, heading the Power Systems division. He was also Chairman of ABB Lummus Global, ABB's international projects and services business. He is also a director of United Kingdom-Japan 21st Century Group.

**3 Stuart Siddall**

Age 54, was appointed Finance Director in June 2000. He was previously Finance Director of Alpha Airports Group PLC and of MANWEB plc. On 17 March 2008, he tendered his resignation and will cease to be a director following the annual general meeting on 14 May 2008.

**4 Liz Airey 123**

Age 49, was appointed a non-executive director in May 1999. She is the senior independent director. She was previously the Finance Director of Monument Oil and Gas plc. She is currently Chairman of Zetex plc and a non-executive director of Tate & Lyle PLC. In addition, she is Chairman of a European investment trust and a non-executive director of another investment trust specialising in private equity.

**5 Peter Byrom 13**

Age 63, was appointed a non-executive director in February 2005. He is Chairman of the audit committee. He is Chairman of Domino Printing Sciences plc and Molins PLC and a non-executive director of Rolls-Royce plc. He was a director of N M Rothschild from 1977 to 1996.

**6 Tim Faithfull 23**

Age 63, was appointed a non-executive director in February 2005. He is Chairman of the remuneration committee. He is a non-executive director of Canadian Pacific Railway, TransAlta Corporation and Shell Pensions Trust Limited and was President and Chief Executive of Shell Canada Limited from 1999 to 2003.

**7 Martha Hesse 123**

Age 65, was appointed a non-executive director in June 2000. She was President of Hesse Gas Company until the end of 2003 and is the former Chairman of the US Federal Energy Regulatory Commission and Assistant Secretary for management and administration of the US Department of Energy. She chairs the compliance and ethics committee and is Chairman of Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C. and Enbridge Energy Company Inc. and a director of Terra Industries Inc. and Mutual Trust Financial Group. All these entities are based in the US and Canada.


6
7
2
1
5
4
3

**Key to principal committee membership**

**1** Audit
**2** Remuneration
**3** Nominations

# Our management team



**Michael Blacker**
Michael Blacker is General Counsel and is responsible for the provision of legal services across the organisation. Michael joined AMEC in 1999.

**Ron Lee**
Ron Lee is Group Human Resources and Safety Director. He is also responsible for the environment, sustainability and pensions functions. He joined AMEC in 1996.

**Roger Jinks**
Roger Jinks was appointed President of the Earth and Environmental division in 2000. He joined the company in 1987.

**Stuart Siddall**
Stuart Siddall was appointed Finance Director in 2000. He leaves AMEC in May 2008.

**Samir Brikho**
Samir Brikho was appointed Chief Executive of AMEC in October 2006.



**Didier Pfleger**

Didier Pfleger joined AMEC in 2007 as Chief Operating Officer of the Power and Process division.

**Neil Bruce**

Neil Bruce was appointed Chief Operating Officer of the Natural Resources division in 2006. He joined AMEC in 1997.

**Sue Scholes**

Sue Scholes is Director of Communications and also has responsibility for investor relations. Sue joined AMEC in 2007.

**François-Philippe Champagne**

François-Philippe Champagne joined AMEC in 2008 as Director of Strategic Development, with responsibility for mergers and acquisitions activity, strategy and supply chain management.

# Report of the directors

The directors have pleasure in presenting the annual report and accounts for the year ended 31 December 2007.

**Business review**
Information fulfilling the requirements of the business review is contained in the business and financial review on pages 16 to 57, which includes details of AMEC's development and performance during the year, its position at the year end and the outlook for the future, and is included in this report by reference.

**Key events**
In October 2006, AMEC launched 'STEP Change', a programme of change in the structure and culture of the company. The programme was completed ahead of schedule in September 2007 and exceeded original expectations. Compared with the 2006 baseline, benefits of at least £40 million for the continuing businesses are expected in 2008, increased from an initial commitment in March 2007 of £35 million. With all of AMEC's end markets remaining buoyant, the board remains confident that margin targets of six per cent in 2008 and eight per cent in 2010 will be delivered.

Following the successful completion of STEP Change, AMEC is proceeding with 'Operational Excellence', a two to three year programme designed to radically improve operating performance. Operational Excellence will be a major contributor to AMEC delivering its target margin of eight per cent in 2010.

AMEC intends to improve the quality of the business portfolio and service delivery to customers and to simplify and optimise internal controls and processes. The Operational Excellence programme is packaged into 12 workstreams identified as those most important to achieving high performance across the group:

- Business controls
- Cash management
- Commercial management
- Employee development
- Engineering
- Health and safety
- Information technology
- Project management
- Strategic marketing
- Strategic relationship management and business acquisition
- Supply chain management
- Sustainability

In June 2007, AMEC and Morgan Sindall plc agreed terms for the divestment of the Property Developments and UK Building and Civil Engineering businesses for a premium of £55 million to the aggregate net assets as at 30 April 2007. Completion was achieved in July 2007. AMEC's interest in the Inland Revenue Newcastle Estate PPP project was subsequently excluded from this transaction and has been retained by AMEC, reducing the actual premium on disposal to £49 million. In addition, a joint venture asset was subject to a pre-emption clause which was duly exercised by the partner which, together with other adjustments, reduced the premium achieved to £44.5 million.

In July 2007, AMEC and Land Securities Trillium ('LST') agreed terms for the divestment of the management team and nine underlying PPP assets of the Project Investments business for £163.5 million. Completion of the sale of eight of these assets to LST was achieved in November 2007. The remaining asset, being AMEC plc's shares in two

PPP road projects, was pre-empted by the fellow shareholders and was sold to them in March 2008 for £11.1 million. Following the disposal of the Property Developments and Project Investments businesses, AMEC has retained three PPP projects, being a completed UK road project (discontinued operation), the completed Inland Revenue Newcastle Estate project referred to above and the Incheon Bridge project in Korea which is under construction.

In July 2007, AMEC announced a proposal to increase its presence in the Caspian frontier region through the acquisition of a 60 per cent interest in Kazakh oilfield services company, Batys Kazakhstan Kuat Service Limited, for c. £5 million. The transaction was completed in January 2008.

In August 2007, AMEC and SPIE S.A. agreed terms for divestment of the Building and Facilities Services business for £117 million. Completion took place in September 2007.

Also in August 2007, AMEC and MMC Oil and Gas, a leading Malaysian oil and gas engineering consultancy organisation, announced the formation of a new company, MMC AMEC Sdn. Bhd. to deliver project management and engineering services to oil and gas customers in the expanding Malaysian and Asian markets. AMEC holds 49 per cent of the shares in this company.

In September 2007, AMEC announced the acquisition of Cade-Idepe, based in Santiago, from its owner-managers for £12 million. AMEC is now one of the largest engineering companies in Chile, employing some 900 engineers providing engineering services for Natural Resources and Power and Process clients in Chile and throughout South America. Completion took place in October 2007.

During the year, AMEC made four small acquisitions in the Earth and Environmental business.

Five peripheral non-core businesses were divested during the first half of 2007, being AMEC SPIE Rail, Dynamic Structures, AMEC SPIE Capag, Buchan Concrete Solutions and Midwest Pipelines. This was followed by the sale of the Logistics and Support Services business which was completed in February 2008.

In total, the divestments of the Built Environment and peripheral businesses generated overall cash proceeds of £279.2 million after costs but before tax and a post-tax gain of £243.3 million.

Details of the good progress made with the settlement of legacy disputes are shown on pages 48 and 49.

**Dividends**

The directors have proposed a final ordinary dividend in respect of the year ended 31 December 2007 of 8.8 pence per share. This final dividend will be payable on 1 July 2008 to shareholders on the register at the close of business on 23 May 2008.

Dividends paid during the year comprised an interim dividend of 4.2 pence per share, and a final dividend of 8.0 pence per share both in respect of the year ended 31 December 2006.

**Share capital**

The authorised and issued share capital of the company as at 31 December 2007, movements during the year and the rights attaching to the shares are set out in note 23 on pages 107 to 109 and the rights and obligations attaching to the shares are more fully set out in the articles of association of the company.

A resolution will be proposed at the annual general meeting to extend the authority of the directors to make market purchases of up to 10 per cent of the company's shares within prescribed limits.

On 13 December 2006 the directors announced their intention, pursuant to the authority granted at the 2006 annual general meeting, to return up to £100 million via on-market share repurchases during 2007.

As at 31 December 2007, AMEC had as a consequence purchased 3.52 million shares in the market to be held in treasury at a total cost of £19.5 million*. On 6 September 2007, the board confirmed that the balance of up to £80.5 million would be returned to shareholders in 2007 and beyond. A further 250,000 shares were purchased in the market after the year end, to be held in treasury, at a total cost of £1.9 million. There were no further purchases of treasury shares up to the date of this report.

The directors consider that a share buy back is in the best interests of shareholders generally and is expected to result in an increase in earnings per share. The directors will retain sufficient financial flexibility to be able to progress AMEC's strategic growth plans in its core businesses. Repurchased shares will be held in treasury.

During late December 2007 and early January 2008, AMEC purchased a further 2.7 million shares in the market to be held in treasury at a total cost of £22.2 million, specifically to satisfy 2007 awards under the UK and International SAYE schemes previously approved by shareholders.

Authority was granted to the directors at the 2007 annual general meeting to allot up to £55,938,640 of ordinary share capital of which up to £8,390,796 could be allotted for cash other than by way of a rights issue. Resolutions will be proposed at the forthcoming annual general meeting to extend this authority to May 2009. The revised Section 80 amount will be £55,154,246 and the revised Section 89 amount will be £8,273,136.

The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made which will effectively alter the control of the company without the prior approval of shareholders in general meeting.

**Substantial interests**

Pursuant to the FSA Disclosure and Transparency Rules (DTR) 5, notifications have been received by the company of shareholdings of 3 per cent or more of the voting rights of the company as at 11 March 2008 and these are as follows:

| | Number | Per cent |
|---|---|---|
| Toscafund Limited | 37,697,620 | 11.37 |
| Barclays PLC | 14,410,295 | 4.35 |
| Legal & General Investment Management Ltd | 13,588,869 | 4.10 |
| ABN-AMRO Bank NV | 13,317,635 | 4.02 |

The shareholding percentages have been adjusted from those notified to reflect the current issued share capital net of treasury shares.

There are no shareholdings which carry special rights relating to control of the company.

There are no significant agreements in place to which the company is a party which take effect, alter or terminate upon a change of control of the company following a takeover bid.

**Directors**

Details of the directors of the company as at the date of this report, together with membership of the principal board committees, are set out on pages 62 and 63.

Non-executive director Mr J A Dallas stepped down as planned from the board on 16 May 2007 and Mr J D Early retired from the board on 31 July 2007.

Mr P J Byrom and Mr T W Faithfull retire in accordance with article 85 of the articles of association of the company and, being eligible, offer themselves for re-election. Neither Mr Byrom nor Mr Faithfull has an employment contract with the company.

* The total cost of treasury shares for the year ending 31 December 2007 was £21.5 million, including £2.0 million purchased to satisfy awards under the SAYE scheme.

# Report of the directors continued

The beneficial interests in the share capital of the company of the directors holding office as at 31 December 2007 were as follows:

| | **As at 31 December 2007 Number** | As at 31 December 2006 Number |
|---|---|---|
| J M Green-Armytage | **10,000** | 10,000 |
| S Y Brikho | **116,979** | 52,892 |
| S J Siddall | **34,859** | 30,628 |
| E P Airey | **18,120** | 18,120 |
| M O Hesse | **16,414** | 16,414 |
| P J Byrom | **-** | – |
| T W Faithfull | **5,000** | 5,000 |

Except for interests under share option schemes and the Performance Share Plans, details of which are contained in the directors' remuneration report on pages 72 to 77, no director as at 31 December 2007 had any other interests, beneficial or otherwise, in the share capital of the company or any of its subsidiaries. There were no other changes in the directors' interests in the share capital of the company between 31 December 2007 and 11 March 2008.

No director was materially interested in any contract of significance to AMEC's businesses.

As at the date of this report, individual indemnities have been provided to the directors, under which the company has agreed to indemnify the directors to the extent permitted by law in respect of all liabilities to third parties arising out of, or in connection with, the execution of their powers, duties and responsibilities as directors of the company, any of its associated companies or any other company that the director serves as a director at the request of the company. These indemnities are Qualifying Third Party Indemnity Provisions as defined in Section 309A-B of the Companies Act 1985 and copies are available for inspection at the registered office of the company during business hours on any weekday except public holidays.

**Employees**

AMEC employed on average 20,442 people in continuing activities worldwide in 2007. Details are given on page 53 of the financial review which reconciles the employee numbers in the business and financial review (including agency staff) to those in note 6 of the accounts. On average 5,549 people were employed by discontinued operations.

The development of employees, to ensure that AMEC has the necessary skills and behaviours to deliver its strategic business objectives and to provide for management succession, is given high priority. In addition, recognising the importance for the future of bringing new people into the group, all businesses have well established programmes for recruiting and developing graduates and other trainees.

Respect for cultural diversity and equal opportunities are included among AMEC's Guiding Principles which are incorporated into management policies and processes worldwide. AMEC's policy is to recruit from the widest labour market, determining the careers of all employees solely on merit and making judgements about employees free from the effects of bias and prejudice.

It is AMEC's policy to consider for employment suitably qualified disabled people and to assist them in overcoming handicaps at work. AMEC recognises that special arrangements are necessary, in view of the nature of its main activities, to ensure that disabled employees are properly trained for the tasks they perform. AMEC endeavours to retrain any employee who develops a disability during employment, wherever practicable.

Internal communication is of key importance for AMEC, as employees embody AMEC's knowledge, brand and reputation. AMEC provides numerous opportunities for employees to raise issues and discuss matters of concern with management, whether face to face or using electronic means.

Employees share knowledge and are kept informed of developments within AMEC through various means, including a weekly letter from the chief executive, its intranet AMECnet, internal publications, best practice groups, news bulletins and announcements. A global conference of senior managers is normally held each year to discuss developing issues.

The company operates a UK tax authority approved savings related share option scheme which is open to eligible UK employees and introduced the International Savings Related Share Option Scheme in 2005. A further offer to eligible employees under both schemes was made during November 2007.

The terms of employment of one senior executive who is not a director provide that the employee's normal notice period of 12 months increases to 24 months for the duration of 12 months following a change of control in the company. This is an historic arrangement and it is not the company's intention to extend this provision to other employees. There are no other agreements with AMEC employees which contain terms which provide for compensation for loss of office or employment in the event of a takeover offer being made for AMEC.

**Annual general meeting – special business**

Resolutions are being proposed at the annual general meeting to authorise the company to make market purchases of shares in the company within prescribed limits, to authorise the directors to allot shares in the company for a further period of one year and to allot a proportion of those shares for cash.

A resolution is being proposed to amend the articles of association of the company to incorporate changes consequent upon the further enactment of the Companies Act 2006. The articles of association may only be amended by a shareholders' special resolution.

A resolution relating to the introduction of a new incentive scheme for senior executives is also being proposed.

Further details of these proposals are outlined in the circular which accompanies this annual report and accounts.

**Corporate governance**

The board is responsible to shareholders for the management of the company and for the protection of its assets. As such, it is ultimately responsible for implementing AMEC's systems of internal control and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and consequently can provide reasonable, but not absolute, assurance against material mis-statement or loss.

The board, through the committees described below and at its regular meetings, has a continuous process for identifying, evaluating and managing significant risks faced by AMEC, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry to and exit from different markets. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any residual risk exposure. Principal business risks are set out in the business and financial review on pages 16 to 57.

AMEC uses a risk management process which is incorporated into the AMEC Mandatory Procedures described below. The process involves the identification of risks at the gross and current level by projects, businesses and corporate functions. The risks are recorded in risk registers to enable the net positions to be pro-actively managed. Following a review of this process in 2007, quarterly risk review meetings comprising representatives from the businesses and functions have been instigated. These meetings discuss business and functional risks; the highest risks in terms of probability and impact are then elevated to the AMEC plc risk register. The plans for mitigation of such risks are also reviewed.

The risk management and internal control processes are complemented by an annual control risk self-assessment exercise carried out by the principal businesses. This covers major risks, particularly safety, health and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through both the audit committee and the executive directors, and as part of the ongoing internal audit process. For 2007, this self assessment exercise was undertaken for the continuing businesses; however discontinued businesses were subject to review and audit until such time as their disposal was concluded.

AMEC Mandatory Procedures and Delegated Authorities
AMEC's businesses are managed on a decentralised basis. Whilst the board has retained reserve powers, the day-to-day management has been passed to the business leaders within defined authority limits. The management philosophy is to empower the business leaders to take the actions necessary to deliver the company's operational business objectives within the defined Mandatory Procedures and Delegated Authorities, which set out the standards AMEC employees and contracting staff are expected to achieve.

During 2007, AMEC's Mandatory Procedures and Delegated Authorities were reviewed and updated to reflect the continuing core businesses. This framework provides for an effective control structure and a clear link between the levels of risk associated with tenders and delegated authority limits.

AMEC has interests in a number of joint ventures, associates and joint arrangements. Controls within these entities may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities but are reviewed by the joint venture boards and as part of AMEC's normal internal audit process.

Consequently, AMEC complied with the Combined Code on Corporate Governance throughout 2007.

Dialogue with institutional shareholders
Mr Green-Armytage, chairman, wrote to all major shareholders in April 2007 informing them that he and the senior independent director, Ms Airey, were available for meetings or telephone calls with them if required. The chairman attends preliminary and interim results presentations. Ms Airey is available to attend, if requested, one-on-one meetings with major shareholders. The chairman had a number of such meetings with major shareholders during 2007. No meetings were requested with Ms Airey.

An in-depth annual perception study of investors' views, prepared by an independent third party, is presented to all board members, who also receive unexpurgated feedback reports following shareholder meetings or events together with all material brokers' research notes on the company.

**The board**

The board comprises the non-executive chairman, two executive directors and four independent non-executive directors.

The company does not combine the role of Chairman and Chief Executive. The Chairman is responsible for the running of the board, with the Chief Executive being responsible for running the group and implementing board strategy and policy. This ensures a clear division of responsibilities at the head of the company, so that no individual has unfettered powers of decision. The independent non-executive directors review the relationship between the Chairman and Chief Executive each year to ensure that the relationship is working effectively.

The non-executive directors are all considered to be independent by the board. They are not employed by the company in any capacity, nor have they been in the past. Ms Airey has acted as the board's senior independent director since 21 January 2004.

The Company Secretary is responsible for ensuring that board procedures are followed and all directors have access to his advice and services.

The board has a schedule of matters reserved for its approval covering areas such as company strategy, the appointment of key executives, approval of accounts, approval of the business plan, budget and financial policies, review of operating results, risk management strategy, ensuring the effectiveness of governance practices, succession planning and significant capital expenditure. The board is supplied in a timely manner with information which enables it to discharge its duties.

An external review of the effectiveness of the board and its committees was carried out during the year by Spencer Stuart by way of interviews with individual directors. Findings were considered by the board as part of its review of both collective and individual board member performance. No material changes were identified as being necessary as a result of this exercise. The independent non-executive directors also met privately both with and without the Chairman present and also with both the Chairman and Chief Executive together to consider management performance and succession issues. A formal process exists for the directors to take independent professional advice and receive appropriate training in the course of their duties, at the company's expense, organised by the Company Secretary.

Board committees
Under AMEC's Management and Policy Framework, the board has formally delegated specific responsibilities to various board committees, all of which have written terms of reference.

The remit of each committee is set out below. The quorum is three directors, save for the audit and remuneration committees where the quorum is two directors. Full details of the constitution and remit of the audit, nominations and remuneration committees can be found under 'corporate governance' on www.amec.com (click on 'About AMEC' and follow the links).

The committees chaired by non-executive directors are as follows:

- Audit committee — Reviews the integrity, including the material financial reporting judgements, of the company's accounts, including the preliminary and interim results, related report and accounts and Stock Exchange announcements and any other formal announcements in connection with the company's financial performance, and recommends their approval to the board.

  It also reviews the company's internal financial controls and, in conjunction with the risk review committee, the internal control and risk management systems.

# Report of the directors continued

The committee has unrestricted access to company documents and meets with the internal and external auditors, and any other relevant member of staff, without the executive directors being present, as necessary. The head of internal audit formally reports to the committee chairman.

It reviews the head of internal audit's regular reports and carries out an annual assessment of the internal audit function's effectiveness. In 2007, this exercise was carried out on behalf of the committee by the acting head of internal audit. No material changes were identified as being necessary as a result of this exercise.

The committee considers the appointment, re-appointment, removal, remuneration and terms of engagement of the external auditor and makes recommendations to the board. It discusses the scope and planning of the external audit and reviews the outcome of the external audit and any formal communications from the external auditor, including internal control reports.

The committee also formally reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements and makes recommendations to the board. During 2007, a review, co-ordinated on behalf of the committee by the acting head of internal audit, was carried out. The audit committee also monitors the implementation of the policy on the engagement of the external auditor to supply non-audit services. This policy follows the guidelines set out by the Institute of Chartered Accountants in England and Wales and clearly defines what work can and cannot be performed by any group company's statutory auditor. It also sets out the necessary approval process for those non-audit services that are acceptable.

All non-statutory audit or non-compliance tax services provided by the auditor are reported to the audit committee. During 2007, the fees paid to the company's auditor, KPMG Audit Plc and its associates, for non-audit work were £1.3 million (2006: £1.1 million), which comprised £0.7 million primarily relating to taxation and £0.6 million for other work (2006: £0.8 million and £0.3 million).

KPMG also received fees of £2.0 million (2006: £4.9 million) in respect of corporate finance transactions as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Divestment of the Built Environment businesses | **2.0** | - |
| Sale of AMEC SPIE | - | 3.3 |
| Potential separation of the group | - | 1.6 |
| | **2.0** | 4.9 |

All additional KPMG fees were approved in accordance with AMEC's policy covering non-audit services. As a result of the application of this policy and additional discussions with the external auditor, the directors do not believe that KPMG's independence has been compromised as a result of their additional work on behalf of the company.

- Nominations committee — Makes recommendations to the board concerning the appointment or termination of a director or the company secretary and, in the case of a non-executive director and the chairman, the extension of an existing appointment.

  The committee also regularly reviews board succession planning, in conjunction with reports from the chief executive and group human resources director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within AMEC and on the board.

- Remuneration committee — Sets, and reviews as necessary, the overall contractual and remuneration framework for the chairman, the executive directors and the company secretary, including pension rights and annual bonus incentives.

  It considers and determines such other matters relating to the engagement of the chief executive and other executive directors, including matters relating to the enforcement of their service contracts and payments on termination, as the chairman and chief executive respectively refer to the committee.

  It agrees the terms to be offered to a proposed new chairman or executive director.

  It reviews the salaries of executive directors annually and the chairman biennially, or more frequently as is deemed necessary by the committee chairman. It agrees the performance targets of executive directors and the levels of bonus to be paid to them under the annual bonus incentive scheme.

  It determines and agrees with the chief executive the remuneration policy and structure, including annual bonus, for corporate functional executives and senior operational executives immediately below board level.

  It approves performance targets, participation and level of awards for any executive share-based incentive scheme.

The following table is a record of the directors' attendance at board and principal board committee meetings during the year ended 31 December 2007.

| | AMEC plc board | Audit committee | Nominations committee | Remuneration committee |
|---|---|---|---|---|
| Number of meetings | **12** | **4** | **2** | **5** |
| J M Green-Armytage* | 12 | | 2 | 2 |
| S Y Brikho | 12 | | 2 | |
| J D Early (up to 31 July) | 7 | | | |
| E P Airey | 11 | 4 | 2 | 5 |
| J A Dallas (up to 16 May) | 4 | | | 2 |
| M O Hesse* | 11 | 4 | 2 | 2 |
| S J Siddall | 12 | | | |
| T W Faithfull | 12 | | 2 | 5 |
| P J Byrom | 11 | 4 | 2 | |

* Joined remuneration committee on the departure of J A Dallas on 16 May 2007.

- Charities committee — Makes commitments and donations in support of charitable, educational and cultural causes
- Compliance and ethics committee — Considers and approves the codes of business conduct and related compliance arrangements and takes responsibility for management of investigations of violations, as necessary
- Share transaction committee — Provides clearance or denies permission to relevant employees to deal in AMEC shares

The committees chaired by executive directors are as follows:

- Banking committee
- Corporate transactions committee
- Pensions and retirement benefits committee
- Risk review committee.

**Going concern**

The directors, having made enquiries, consider that the company and the group have adequate resources to continue in operational existence for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts.

**Creditor payment policy**

Businesses are responsible for agreeing terms and conditions under which transactions with their suppliers are conducted. It is group policy that payments to suppliers are generally made in accordance with these terms and conditions, provided that the supplier complies with all of its obligations in this regard.

The company had 35 days' purchases outstanding as at 31 December 2007 (2006: 31 days) based on the average daily amount invoiced by suppliers during the year.

**Donations**

Donations to UK charities amounted to £446,000 for the year ended 31 December 2007 (2006: £186,000).

**Disclosure of information to auditors**

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditor is aware of that information.

**Auditors**

A resolution will be proposed at the annual general meeting for the re-appointment of KPMG Audit Plc as auditor of the company.

By order of the board

**P J Holland**
Company Secretary
11 March 2008

Since the date of this report, as at 25 March 2008, the latest practicable date prior to publication of this document, AMEC had purchased a further 500,000 shares in the market for an aggregate cost of £3.6 million. All the shares are held in treasury.

# Directors' remuneration report

This report covers the remuneration of executive and non-executive directors and related matters, including long-term incentive awards.

**Remuneration committee membership and advisers**
During the year, the members of the remuneration committee comprised Mr T W Faithfull (chairman), Ms E P Airey, Mr J M Green-Armytage (from 16 May 2007), Ms M O Hesse (from 16 May 2007), and Mr J A Dallas (until his resignation as a director on 16 May 2007). The committee's terms of reference can be found under 'corporate governance' on www.amec.com (click on 'About AMEC' and follow the links) or on written request from the Company Secretary.

In considering the matters within its remit, the committee takes account of recommendations from the Chairman in respect of the Chief Executive and from the Chief Executive in respect of other executives and is advised by the group human resources director.

During 2007, New Bridge Street Consultants LLP ('New Bridge Street') continued to provide standing advice to the committee in connection with its responsibilities. New Bridge Street does not carry out material additional work for the company. The terms of engagement between the company and New Bridge Street are available from the Company Secretary.

**Remuneration policy**
The objective of the remuneration policy, in respect of the executive directors and other senior executives, is to offer remuneration packages that are competitive in the markets in which the executives are based and which:

- allow AMEC to attract and retain senior executives of high calibre; and
- incentivise senior executives to achieve superior short-term performance, increase the medium and long-term value of AMEC for its shareholders and encourage executives to build and retain a significant shareholding in AMEC.

More specifically the policy is to set:

- base salaries which broadly equate to the mid-market salary practices of a relevant group of oil equipment and services and other engineering and business support services companies and other companies regarded as comparable by virtue of, amongst other factors, revenue, employee numbers, market capitalisation and/or geographic coverage
- annual bonuses which incentivise the achievement of stretching business and individual performance targets and offer the opportunity to achieve upper quartile annual cash earnings if these targets are achieved
- longer term incentives which align the interests of shareholders and senior executives by offering the latter the opportunity to accumulate significant capital over a period but only if stretching financial and shareholder value targets are met
- whilst accepting that within this policy there will be occasions when higher and/or lower levels of remuneration will be appropriate in particular circumstances.

**Relationship between remuneration practice and strategic objectives**
In applying the above policy, particularly in relation to setting targets under the annual and longer term incentive arrangements, the committee has regard to the need to ensure alignment with the company's strategic objectives.

In 2007, the key objectives which informed this were:

- Delivering improved profitability from ongoing operations
- Reducing the cost base through the STEP Change programme
- Completion of the portfolio restructuring in particular the disposals of the Built Environment businesses

- Progress on resolving long-standing disputes on legacy contracts.

For 2008, priority will be given to:

- Delivering a net margin of at least 6 per cent
- Making progress towards a margin of at least 8 per cent in 2010
- Changing the culture and practice in the business to 'best in class' through the Operational Excellence programme
- Cash generation from ongoing operations.

**Executive directors' base salaries and annual bonuses**
The base salaries of executive directors are reviewed annually, having regard to personal performance, company performance, competitive market practice as determined by external research and pay levels more broadly within the company. The following salaries have been approved from 1 January 2008:

| | | |
|---|---|---|
| S Y Brikho | £750,000 | +14% |
| S J Siddall | £413,000 | +5% |

The increase for Mr Brikho is based on a combination of outstanding performance and the external research indicating that his salary was somewhat behind the market.

Both executive directors and other senior executives participate in the AMEC executive annual bonus plan which generates bonus payments calculated by reference to each of the following:

- The profit achievement of the group, with a target level of bonus payable for achieving budget and the maximum pay-out requiring achievement of a more stretching target. For both 2007 and 2008, the targets recognise that achieving budget is in itself a significant stretch on previous year's performance and that the scope for further upside is therefore limited. A minimum threshold is also set representing the level below which it would not be appropriate for any bonus to be paid
- The achievement of other specific business targets, including cash flow and, where relevant, divisional profit
- Individual performance objectives (for example, in relation to safety, health and environment, strategy, business development and organisational issues). In 2007, the achievement of the STEP Change plan was the main or only objective for executives. For 2008, this will include, where appropriate, the achievement of specific measures and/or implementation of specific change actions arising out of the Operational Excellence programme.

A separate amount of bonus attaches to each of these components. The proportions vary between individuals depending on their specific executive roles. In every case the profit and other business target components represent more than half of the potential total.

Further information on the 2007 targets and the performance against them is set out in the notes to the table of directors' remuneration on page 76.

The maximum potential annual bonus for the Chief Executive is 125 per cent of base salary. For 2008, the maximum potential for the Finance Director has been increased from 80 to 90 per cent in order to move towards a package of fixed and variable pay which is better aligned with the market.

As indicated in last year's report, Mr J D Early's bonus payment for 2007 reflects the achievement of the Built Environment business disposals in terms acceptable to the board, the price achieved and performance of the constituent businesses up to disposal.

In the senior management group, no executive has a base salary or total remuneration higher than any executive director.

**Executive directors' long-term incentives**
AMEC's principal long-term incentive arrangement is the Performance Share Plan 2002. AMEC's policy is to make annual awards to executive directors, and to a small number of other senior executives just below board level, of restricted shares with a value at the time of award of up to 175 per cent of base salary. In addition, participants are offered a further award, up to a maximum of 25 per cent of base salary, of five restricted shares for every three purchased which are held on their behalf as investment shares for the three year performance period. To the extent that investment shares are withdrawn before the end of the performance period, the matching shares lapse.

Awards are also made to a wider group of executives, with lower levels of face value to reflect seniority and contribution. Awards are normally made in April following the publication of the annual result.

These restricted shares will only vest if pre-determined performance conditions are met. 50 per cent of the award is based on total shareholder return and 50 per cent on growth in earnings per share, both measured over three years.

For the total shareholder return portion, the requirement for full vesting is for AMEC to be ranked in the top quartile of a comparator group. No awards will vest if AMEC's performance is below median. If AMEC's performance is at the median, 25 per cent of the award will vest. Between the median and the upper quartile, the award will vest on a straight-line basis. In addition, to ensure that AMEC's underlying performance is properly reflected, no awards will vest unless there has been sustained financial growth of the company.

For the 2007 awards, the comparator group comprised the 30 companies, including AMEC, that, at the time of grant, were in the FTSE Business Support Services, Heavy Construction and Oil Equipment and Services sub-sectors, and whose market capitalisations lay in the range £550 million to £5,000 million. For the 2008 awards, taking account of the sale of the UK construction activities, the Heavy Construction sub-sector will be replaced with that of Industrial Machinery and the market capitalisation threshold, for the range spanning that of AMEC, increased to £750 million. Lists of the comparator companies for the awards that lapsed during the year and those awards currently subsisting can be obtained on written request from the Company Secretary.

For the earnings per share growth portion, the intended long-term policy is that the vesting range will be RPI plus 3 per cent per annum (25 per cent of that part of the award vests) to RPI plus 10 per cent per annum (100 per cent of that award vests). However, for the 2007 and 2008 awards, taking account of the plans that are being implemented to improve the margins and reduce overheads in the ongoing business, applying this RPI plus 3 to 10 per cent earnings per share growth range has not been considered to be sufficiently stretching. Consequently the earnings per share required in 2009 for maximum vesting of the relevant portion of the 2007 awards is 38p and the level at which 25 per cent of this portion of the award will vest will be 26p. For the awards being made in 2008, the earnings per share required in 2010 will be 45p for any vesting to 53p for full vesting. These targets are consistent with the company's objective to achieve EBITA margin of at least 8 per cent in 2010.

Earnings per share are calculated on a consistent and normalised basis by the remuneration committee, having sought appropriate external advice on the method of calculation and any adjusting and potentially adjusting items. Performance against the total shareholder return targets is calculated independently and reviewed by the remuneration committee.

In the event of a change of control, awards will normally vest to the extent that the performance conditions have been met at the date the change of control takes place.

Shares held by the trustee of the Performance Share Plan, BWCI Trust Company Limited, may be voted at their discretion.

The company has a second scheme in place, the Executive Share Option Scheme 2002. AMEC's policy is to grant share options under this scheme only selectively and in exceptional circumstances such as recruitment. No awards have been made under this scheme since 2004.

In addition, executive directors may participate in relevant all employee share plans which provide options, without performance conditions, related to savings contracts with an aggregate limit of £250 savings per month.

**Transformation Incentive**
In order to give additional impetus to the transformation of the company, it is proposed to introduce a further one-off incentive which would apply to a small group of selected top executives whose retention is seen as key through this critical period. This incentive, which requires shareholder approval, would relate directly to the achievement by 2010 of even greater margin than is envisaged in the current plans and entail significant personal investment in AMEC shares. Full details are set out in the resolution and explanatory notes circulated to shareholders with this report.

**Share ownership guidelines**
During 2007, guidelines have been introduced requiring executive directors and other senior executives to build up over a three year period and retain a holding of AMEC shares received from incentive plans or purchased by them. A level of one times salary is being targeted for executive directors with lower levels for less senior executives. The position against these targets is assessed in December of each year and will be reported on annually following the completion of the initial three year period at the end of 2009. Details of directors' interests at the end of 2007 are listed on page 68 of the report of the directors. Up to date details of current directors' interests and transactions are available on www.amec.com (click on 'Investors' and follow the links).

**Executive directors' pension arrangements**
Both executive directors are members of the AMEC Staff Pension Scheme and have top-up benefits provided through the AMEC Executive Pension Scheme. The schemes are both defined benefit schemes registered with the UK tax authority and also provide for life assurance cover and dependants' pensions. These executive directors accrue pension rights which are linked to the length of pensionable service and to pensionable salary and have a normal pension age of 60. However executive directors who remain in employment beyond 60 are able to continue to accrue further pension rights. Pensionable salary in respect of scheme membership up to the end of 2007 is based on final salary and in respect of membership from 2008 onwards is based on career average revalued earnings.

The benefits of Mr Brikho and Mr Siddall are restricted to a scheme earnings cap which was set at £120,000 for the 2007/8 tax year (£123,750 for 2008/9) and they receive a taxable supplement to their salaries in relation to earnings above the cap. Mr Brikho also has the benefit of additional life assurance in respect of earnings above the cap. There are no unregistered pension arrangements in force for executive directors.

Executive directors are able to opt-out of further pension accrual, particularly if this would provide benefits in excess of the Life Time Allowance, in which case they will receive a non-bonusable salary supplement of 20 per cent of basic salary in lieu of further pension accrual. This applied to Mr Early during the part of 2007 for which he was employed.

If individuals do accrue benefits in excess of the Life Time Allowance, the payment of the associated tax liability will be the responsibility of the individual and not AMEC.

Employment related benefits, principally the provision of a company car or car allowance, long-term disability and private medical expenses insurance, are also provided to executive directors. Mr Brikho also receives a temporary relocation allowance that reduces over his first three years of employment.

**Executive directors' employment contracts**
AMEC's policy is that on appointment, executive directors will normally be employed with a notice period of one year. In the event of employment being terminated with less notice than this, damages will be determined at the time taking account of the circumstances leading up to the termination and the individual's duty to mitigate his loss. Executive directors are required to give six months' notice of resignation. Since 1 October 2006, executive directors have a contractual retirement age of 65.

This policy is followed for Mr Brikho and generally for Mr Siddall. However, in Mr Siddall's case his employment contract provides that if the company terminates employment (other than for gross misconduct), rather than receiving notice, he will be entitled to one year's remuneration (less tax) as liquidated damages in full and final settlement. For this purpose and, as a reasonable estimate of loss, remuneration is defined as 1.75 times basic annual salary. This recognises that he previously had a notice period of two years which was reduced by agreement to one year from 1 January 2003 without compensation, following the change in policy on notice periods.

Mr Early had a contract which was due to terminate on 31 December 2007. He retired earlier than this on 31 July 2007, by agreement following the substantial completion of the Built Environment disposals, with Mr Early receiving compensation for the five months' balance of the contract.

Service contracts for executive directors do not provide for extended notice periods in the event of a change of control. It is not the remuneration committee's intention to introduce such provisions.

The service contracts of the executive directors are available for review at the company's registered office in accordance with relevant legislation.

**External directorships**
Executive directors are not permitted to accept external directorships without the prior approval of the board.

For the period during the year when he was a director of AMEC, Mr Early was a director of G-Mex Limited for which he received no remuneration.

**Chairman**
The remuneration committee is responsible for determining the remuneration and other terms of employment of the Chairman of the board. The contract of the chairman, Mr Green-Armytage, was renewed for a further three years from 20 January 2008. It may be terminated earlier than this on six months' written notice of resignation or with payment of six months' fees if the board withdraw their agreement to his continuing to serve as Chairman, other than for gross misconduct. The Chairman's current fee is £225,000 per annum and he is provided with life assurance cover of four times the pensions earnings cap.

**Non-executive directors**

The remuneration of non-executive directors is determined by the Chairman and the executive directors under delegated authority from the board. The non-executive directors receive fees for their services and do not participate in any of the incentive or benefit schemes of the group. Fees were reviewed with effect from 1 January 2008.

The current fee is £50,000 per annum plus a further £5,000 per annum in respect of chairing committees of the board other than the audit committee, where the additional fee is £12,500 per annum, and the remuneration committee, where the additional fee is £7,500 per annum. There is an additional fee of £7,500 per annum paid to the senior independent director. The policy with regard to fee structure is to reflect time commitment and responsibility of the various roles.

Non-executive directors may also be paid additional fees for other duties undertaken on behalf of the company. No such fees were paid in 2007.

The board's policy is that non-executive director appointments are normally for three consecutive three-year terms, subject to review after the end of each term. The non-executive directors as at 31 December 2007 have fixed-term contracts which run until the dates set out below:

| | Date of contract | Service review date |
|---|---|---|
| E P Airey | 26 May 1999 | 13 May 2009 |
| M O Hesse | 1 June 2000 | 31 May 2009 |
| P J Byrom | 10 February 2005 | 9 February 2011 |
| T W Faithfull | 10 February 2005 | 9 February 2011 |

The contracts of non-executive directors may be terminated by the individual at any time and there are no specific provisions for compensation in the event of early termination by the company.

In accordance with the articles of association of AMEC, all directors are required to seek re-election by shareholders every three years.

**Performance graph**

This graph shows the value, by 31 December 2007, of £100 invested in AMEC plc on 31 December 2002 compared with the value of £100 invested in the FTSE All Share Support Services Index, the sector in which AMEC was listed for the majority of 2007 and which the committee believes is an appropriate comparator of historical performance. The other points plotted are the values at intervening financial year-ends.


800
700
600
500
400
300
200
100
0
Value (£)
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
AMEC plc
FTSE All Share Support Services Index

Source: Thomson Financial

In respect of forward remuneration policy, the committee believes that the appropriate comparison will be against the FTSE All Share Oil Equipment and Services sub-sector index. However since that index is only available from 2006 onwards, it is not currently possible to present a five year comparison.

# Directors' remuneration report continued

**Directors' remuneration and related matters**

The auditors are required to report on the following information on pages 76 to 77 of the directors' remuneration report.

Individual aspects of remuneration were as follows:

| | Salary/fee £000 | Pension supplement[i] £000 | Accommodation allowance £000 | Bonus[ii] £000 | Benefits in kind[iii] £000 | Compensation for loss of office[iv] £000 | **2007 Total £000** | 2006 Total £000 |
|---|---|---|---|---|---|---|---|---|
| **Executive** | | | | | | | | |
| S Y Brikho | | | | | | | | |
| (from 1 October 2006) | 657 | 108 | 220 | 821 | 37 | – | **1,843** | 465 |
| J D Early (to 31 July 2007) | 175 | 35 | – | 467 | 9 | 156 | **842** | 428 |
| S J Siddall | 393 | 55 | – | 314 | 20 | – | **782** | 588 |
| Sir Peter Mason | | | | | | | | |
| (to 30 September 2006) | – | – | – | – | – | – | – | 708 |
| J A Monville | | | | | | | | |
| (to 27 July 2006) | – | – | – | – | – | – | – | 1,070 |
| **Non-executive** | | | | | | | | |
| J M Green-Armytage | 200 | – | – | – | – | – | **200** | 200 |
| E P Airey | 55 | – | – | – | – | – | **55** | 65 |
| J A Dallas | | | | | | | | |
| (to 15 May 2007) | 15 | – | – | – | – | – | **15** | 64 |
| M O Hesse | 53 | – | – | – | – | – | **53** | 70 |
| P J Byrom | 60 | – | – | – | – | – | **60** | 64 |
| T W Faithfull | 55 | – | – | – | – | – | **55** | 63 |
| J-P Jacamon (to 31 August 2006) | – | – | – | – | – | – | – | 45 |
| Total board | 1,663 | 198 | 220 | 1,602 | 66 | 156 | **3,905** | 3,830 |

**Notes**

(i) Mr Siddall and Mr Brikho received a taxable supplement of 20 per cent of salary above the pension earnings cap. Mr Early received a supplement of 20 per cent of total salary in lieu of further pension accrual.

(ii) The bonuses detailed above represented the following percentages of their base salaries for the year: Mr Brikho 125 per cent, and Mr Siddall 80 per cent. The level of these awards at maximum reflects the outstanding business performance during the year where all targets on profit, cash and STEP Change implementation were exceeded. Although not separately targeted for annual bonus purposes for these directors, good progress was also made in settling legacy issues.
The bonus figure for Mr Early relates to a special incentive geared to both the proceeds of the sale of the Built Environment businesses, which were at the upper end of the range of original expectations, and the maintaining of budgeted financial performance up to the point of sale. This replaced his normal annual bonus for the year.

(iii) The value of benefits in kind received during the year relates principally to the provision of a company car or car allowance, travelling expenses and private medical expenses insurance.

(iv) Mr Early received a payment equal to base salary, pension supplement and car allowance for the remaining five months of 2007 following his retirement, in line with his contractual terms.

The numbers of restricted shares held by executive directors to whom awards had been made under the Performance Share Plan 2002 or, in the case of Mr Brikho, the Recruitment Plan, were as follows:

| | As at 1 January 2007 Number | Awarded during the year Number | Date awarded | Market price at date of award Pence | Vested during the year Number | Lapsed during the year Number | **As at 31 December 2007 or date of retirement Number** | End of Restricted Period |
|---|---|---|---|---|---|---|---|---|
| S Y Brikho | 87,857 | | Oct 2006 | 358.00 | 87,857 | | – | Dec 2007 |
| | 63,389 | | Oct 2006 | 358.00 | | | **63,389** | Feb 2009 |
| | 544,693 | | Oct 2006 | 358.00 | | | **544,693** | Sep 2009 |
| | | 246,687 | Apr 2007 | 532.25 | | | **246,687** | Mar 2010 |
| S J Siddall | 98,333 | | Apr 2004 | 300.00 | | 98,333 | – | Mar 2007 |
| | 97,679 | | Apr 2005 | 326.60 | | | **97,679** | Mar 2008 |
| | 104,803 | | Sept 2005 | 343.50 | | | **104,803** | Mar 2008 |
| | 169,615 | | Sept 2006 | 323.00 | | | **169,615** | Aug 2009 |
| | 22,701 | | Sept 2006 | 334.50 | | | **22,701** | Aug 2009 |
| | | 147,720 | Apr 2007 | 532.25 | | | **147,720** | Mar 2010 |
| J D Early | 87,500 | | Apr 2004 | 300.00 | | 87,500 | – | Mar 2007 |
| | 80,786 | | Sept 2005 | 343.50 | | 6,732 | **74,054** | Mar 2008 |
| | 130,745 | | Sept 2006 | 323.00 | | 41,774 | **88,971** | Aug 2009 |
| | 21,776 | | Sept 2006 | 334.50 | | 21,776 | – | Aug 2009 |

**Notes**

(i) For the performance share awards made in April 2004, AMEC failed to meet the minimum performance conditions and, therefore, the awards lapsed in April 2007.
(ii) A proportion of Mr Early's performance share awards lapsed on his retirement to take account of the unexpired portions of the relevant performance periods.
(iii) The awards made to Mr Brikho in October 2006 under the Recruitment Plan are not subject to performance conditions. These replaced share awards in his former employer which were forfeit on joining AMEC.
(iv) The market price on 8 December 2007, the date of vesting of the second portion of Mr Brikho's award under the Recruitment Plan, was 753.00 pence.
(v) The terms and conditions of the Performance Share Plan 2002 have not been varied during the year.
(vi) The closing price of the shares at 31 December 2007 was 838.50 pence (2006: 421.50 pence).
(vii) The range of the closing prices for the shares during the year was 419.50 pence to 840.50 pence.
(viii) The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings, share options and awards under the performance share plans.
(ix) Had the restricted shares as at 31 December 2007 detailed above vested in full on that date the approximate latent value before appropriate taxes for each of the current directors would have been: Mr Brikho, £7,167,000; and Mr Siddall, £4,549,000. These hypothetical figures assume that all relevant performance conditions would have been fully met, which in practice may not transpire.

The options over AMEC plc shares held by the directors under the Executive Share Option Scheme and Savings Related Share Option Scheme* (together the 'Option Schemes') were as follows:

| | Date of grant | As at 1 January 2007 Number | Granted during the year Number | Exercised/ lapsed during the year | **As at 31 December 2007 or date of retirement Number** | Option price Pence | Market price on date of exercise Pence | Exercise period for options outstanding on 31 December 2007 | |
|---|---|---|---|---|---|---|---|---|---|
| S Y Brikho | Dec 2007 | | 1,624* | | **1,624** | 591.00 | | Mar 2011 – Aug 2011 | |
| J D Early | Oct 2002 | 101,000 | | 101,000 | - | 219.75 | Lapsed | | (ii) |
| | Sep 2003 | 96,000 | | | **96,000** | 276.25 | | Sept 2008 – Mar 2009 | |
| | Oct 2003 | 3,893* | | 3,893 | - | 218.00 | 421.25 | | (i) |
| | Sep 2004 | 82,031 | | 82,031 | - | 320.00 | Lapsed | | (ii) |
| S J Siddall | Oct 2002 | 118,500 | | 118,500 | - | 219.75 | Lapsed | | (ii) |
| | Sep 2003 | 119,000 | | | **119,000** | 276.25 | | Sept 2008 – Sept 2013 | |
| | Oct 2003 | 4,231* | | 4,231 | - | 218.00 | 421.25 | | (i) |
| | Sep 2004 | 106,250 | | 106,250 | - | 320.00 | Lapsed | | (ii) |
| | Dec 2007 | | 1,624* | | **1,624** | 591.00 | | Mar 2011 – Aug 2011 | |

**Notes**

(i) Gains on exercise: Mr Early £7,913 (2006: £Nil), Mr Siddall £8,600 (2006: Nil).
(ii) All awards under the Executive Share Option Scheme 2002 are subject to performance conditions which require a minimum level of earnings per share growth for any vesting and a higher level of growth for full vesting. The minimum performance conditions which applied to the awards made in 2002 and 2004 were not met and these awards therefore lapsed on their respective fifth and third anniversaries from grant. The minimum performance condition in relation to the awards made in 2003 has also not been met and these awards will lapse on 4 September 2008.
(iii) The terms and conditions of the Option Schemes have not been varied during the year and all subsisting awards were made at nil cost.

**Pension entitlements and benefits**

The following directors were members of defined benefit schemes provided by the company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

| | **Gross increase in accrued pension £000** | **Increase in accrued pension net of inflation £000** | **Total accrued pension at 31 December 2007 £000** | **Value of net increase in accrual over period £000** | **Total change in value during period £000** | **Value of accrued pension at 31 December 2007 £000** | Value of accrued pension at 31 December 2006 £000 |
|---|---|---|---|---|---|---|---|
| S Y Brikho | **4** | **4** | **5** | **51** | **55** | **79** | 12 |
| S J Siddall | **6** | **5** | **30** | **89** | **104** | **646** | 530 |

**Notes**

(i) Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
(ii) Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
(iii) The value of net increase represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year-end. It is based on the accrued pension increase after deducting the director's contribution.
(iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
(v) Voluntary contributions paid by directors and resulting benefits are not shown.

**T W Faithfull**
Chairman, remuneration committee
On behalf of the board
11 March 2008

**Note**

As reported elsewhere, Mr S J Siddall resigned on 17 March 2008 and will leave AMEC by agreement on 31 May 2008. He will not receive any compensation. He will not be eligible for a bonus payment in respect of 2008 and the awards made under the Performance Share Plan in 2006 and 2007 will lapse on leaving.

# Consolidated income statement

For the year ended 31 December 2007

| | Note | 2007 Before exceptional items £ million | 2007 Exceptional items arising from litigation (note 5) £ million | 2007 Exceptional profits/(costs) of exiting businesses and markets (note 5) £ million | 2007 Total £ million | 2006 Before exceptional items (Restated) £ million | 2006 Exceptional items arising from litigation and separation costs (note 5) (Restated) £ million | 2006 Exceptional profits/(costs) of exiting businesses and markets (note 5) (Restated) £ million | 2006 Total (Restated) £ million |
|---|---|---|---|---|---|---|---|---|---|
| **Continuing operations** | | | | | | | | | |
| **Revenue** | 2 & 3 | **2,356.2** | **-** | **-** | **2,356.2** | 2,121.6 | - | - | 2,121.6 |
| Cost of sales | | **(2,048.7)** | **10.2** | **0.5** | **(2,038.0)** | (1,867.0) | (17.6) | (4.3) | (1,888.9) |
| **Gross profit/(loss)** | | **307.5** | **10.2** | **0.5** | **318.2** | 254.6 | (17.6) | (4.3) | 232.7 |
| Administrative expenses | | **(203.7)** | **-** | **-** | **(203.7)** | (171.7) | - | - | (171.7) |
| (Loss)/profit on business disposals and closures | | **-** | **(5.7)** | **23.2** | **17.5** | - | (39.1) | (41.8) | (80.9) |
| **Profit/(loss) before net financing income/(costs)** | 2 & 4 | **103.8** | **4.5** | **23.7** | **132.0** | 82.9 | (56.7) | (46.1) | (19.9) |
| Financial income | | **22.1** | **-** | **-** | **22.1** | 9.3 | - | - | 9.3 |
| Financial expense | | **(3.7)** | **-** | **-** | **(3.7)** | (16.3) | - | - | (16.3) |
| Net financing income/(costs) | 7 | **18.4** | **-** | **-** | **18.4** | (7.0) | - | - | (7.0) |
| Share of post-tax results of joint ventures and associates | 2 | **1.2** | **-** | **-** | **1.2** | (0.1) | - | - | (0.1) |
| **Profit/(loss) before income tax** | | **123.4** | **4.5** | **23.7** | **151.6** | 75.8 | (56.7) | (46.1) | (27.0) |
| Income tax | 8 | **(30.9)** | **1.0** | **(0.2)** | **(30.1)** | (22.5) | 4.9 | 2.4 | (15.2) |
| **Profit/(loss) for the year from continuing operations** | | **92.5** | **5.5** | **23.5** | **121.5** | 53.3 | (51.8) | (43.7) | (42.2) |
| **(Loss)/profit for the year from discontinued operations** | 9 | **(4.7)** | **5.1** | **222.5** | **222.9** | 0.5 | (16.4) | 277.3 | 261.4 |
| **Profit/(loss) for the year** | | **87.8** | **10.6** | **246.0** | **344.4** | 53.8 | (68.2) | 233.6 | 219.2 |
| **Attributable to:** | | | | | | | | | |
| Equity holders of the company | | | | | **344.3** | | | | 218.1 |
| Minority interests | | | | | **0.1** | | | | 1.1 |
| | | | | | **344.4** | | | | 219.2 |
| **Basic earnings/(loss) per share:** | 10 | | | | | | | | |
| Continuing operations | | | | | **36.9p** | | | | (13.3)p |
| Discontinued operations | | | | | **67.8p** | | | | 80.2p |
| | | | | | **104.7p** | | | | 66.9p |
| **Diluted earnings/(loss) per share:** | 10 | | | | | | | | |
| Continuing operations | | | | | **36.1p** | | | | (13.3)p |
| Discontinued operations | | | | | **66.2p** | | | | 80.2p |
| | | | | | **102.3p** | | | | 66.9p |

# Consolidated statement of recognised income and expense

For the year ended 31 December 2007

| | Note | 2007 £ million | 2006 £ million |
|---|---|---|---|
| Exchange movements on translation of foreign subsidiaries | | **32.3** | (37.4) |
| Actuarial gains on defined benefit pension schemes | 14 | **86.1** | 2.9 |
| Group share of actuarial gains on defined benefit pension scheme within associate (net of tax) | | **-** | 1.8 |
| Net (loss)/gain on hedges of net investment in foreign subsidiaries | 21 | **(8.6)** | 16.4 |
| Cash flow hedges: | | | |
| Effective portion of changes in fair value | | **1.8** | 12.5 |
| Transferred to the income statement | | **(2.1)** | - |
| Group share of changes in fair value of cash flow hedges within joint venture entities (net of tax) | | **2.4** | 5.0 |
| Tax in respect of items recognised directly in equity | 8 | **(21.9)** | (6.5) |
| **Net income/(expense) recognised directly in equity** | | **90.0** | (5.3) |
| **Profit for the year** | | **344.4** | 219.2 |
| **Total recognised income and expense for the year** | | **434.4** | 213.9 |

| | Note | 2007 £ million | 2006 £ million |
|---|---|---|---|
| **Attributable to:** | | | |
| Equity holders of the company | | **434.3** | 211.3 |
| Minority interests | | **0.1** | 2.6 |
| **Total recognised income and expense for the year** | 23 | **434.4** | 213.9 |

# Consolidated balance sheet

As at 31 December 2007

| | Note | 2007 £ million | 2006 £ million |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 11 | **57.6** | 73.3 |
| Intangible assets | 12 | **223.8** | 197.6 |
| Interests in joint ventures and associates | 13 | **22.7** | 85.2 |
| Other investments | 13 | **0.8** | 0.9 |
| Retirement benefit assets | 14 | **161.3** | 105.6 |
| Deferred tax assets | 15 | **58.9** | 16.4 |
| **Total non-current assets** | | **525.1** | 479.0 |
| **Current assets** | | | |
| Inventories | 16 | **6.1** | 47.7 |
| Trade and other receivables | 17 | **529.4** | 806.3 |
| Derivative financial instruments | 21 | **3.1** | 9.0 |
| Cash and cash equivalents | 24 | **734.1** | 375.4 |
| Assets classified as held for sale | 18 | **19.0** | 107.1 |
| **Total current assets** | | **1,291.7** | 1,345.5 |
| **Total assets** | 2 | **1,816.8** | 1,824.5 |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Bank loans and overdrafts | 20 | **(0.8)** | (13.6) |
| Trade and other payables | 19 | **(641.5)** | (1,021.4) |
| Derivative financial instruments | 21 | **(5.3)** | (1.9) |
| Current tax payable | | **(59.6)** | (19.3) |
| Liabilities classified as held for sale | 18 | **(5.4)** | (69.5) |
| **Total current liabilities** | | **(712.6)** | (1,125.7) |
| **Non-current liabilities** | | | |
| Bank loans | 20 | **(0.1)** | (6.9) |
| Retirement benefit liabilities | 14 | **(11.3)** | (13.0) |
| Deferred tax liabilities | 15 | **–** | (10.3) |
| Provisions | 22 | **(199.4)** | (173.8) |
| **Total non-current liabilities** | | **(210.8)** | (204.0) |
| **Total liabilities** | 2 | **(923.4)** | (1,329.7) |
| **Net assets** | 2 | **893.4** | 494.8 |
| **EQUITY** | | | |
| Share capital | 23 | **168.7** | 166.8 |
| Share premium account | 23 | **99.5** | 90.7 |
| Hedging and translation reserves | 23 | **16.8** | (20.5) |
| Capital redemption reserve | 23 | **17.2** | 17.2 |
| Retained earnings | 23 | **590.4** | 238.9 |
| Amounts recognised in equity relating to assets and liabilities held for sale | 23 | **–** | 0.9 |
| **Total equity attributable to equity holders of the parent** | | **892.6** | 494.0 |
| Minority interests | 23 | **0.8** | 0.8 |
| **Total equity** | 23 | **893.4** | 494.8 |

The accounts on pages 78 to 114 were approved by the board of directors on 11 March 2008 and were signed on its behalf by:

**S Y Brikho**
Chief Executive

**S J Siddall**
Finance Director

# Consolidated cash flow statement

For the year ended 31 December 2007

| | Note | 2007 £ million | 2006 £ million |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Profit/(loss) before income tax from continuing operations | | **151.6** | (27.0) |
| Profit before income tax from discontinued operations | 9 | **290.7** | 241.3 |
| Profit before income tax | | **442.3** | 214.3 |
| Financial income | | **(24.2)** | (18.5) |
| Financial expense | | **4.2** | 28.3 |
| Share of post-tax results of joint ventures and associates | | **(6.0)** | (11.7) |
| Intangible amortisation | | **2.5** | 6.2 |
| Depreciation | | **21.7** | 35.1 |
| Impairment of non-current assets | | **-** | 7.1 |
| Profit on disposal of businesses | | **(310.1)** | (301.8) |
| Profit on disposal of property, plant and equipment | | **(2.3)** | (1.6) |
| Equity settled share-based payments | | **5.3** | (2.3) |
| | | **133.4** | (44.9) |
| Decrease in inventories | | **7.4** | 12.7 |
| Decrease in trade and other receivables | | **36.1** | 112.3 |
| (Decrease)/increase in trade and other payables and provisions | | **(36.7)** | 21.6 |
| **Cash generated from operations** | | **140.2** | 101.7 |
| Interest paid | | **(4.2)** | (36.8) |
| Tax (paid)/refunds received | | **(38.0)** | 9.5 |
| **Net cash flow from operating activities** | | **98.0** | 74.4 |
| **Cash flow from investing activities** | | | |
| Acquisition of subsidiaries, net of cash acquired | | **(12.7)** | (15.0) |
| Acquisition of joint ventures, associates and other investments | | **(6.0)** | (23.5) |
| Purchase of property, plant and equipment | | **(18.4)** | (38.2) |
| Purchase of intangible assets | | **(0.2)** | (0.6) |
| Disposal of businesses (net of cash disposed of) | | **263.1** | 627.4 |
| Disposal of joint ventures, associates and other investments | | **19.2** | 27.2 |
| Disposal of property, plant and equipment | | **9.7** | 26.5 |
| Interest received | | **22.7** | 19.0 |
| Dividends received from joint ventures and associates | | **2.0** | 3.2 |
| **Net cash flow from investing activities** | | **279.4** | 626.0 |
| **Net cash flow before financing activities** | | **377.4** | 700.4 |
| **Cash flow from financing activities** | | | |
| Repayment of loans | | **(4.3)** | (549.9) |
| Dividends paid | | **(39.8)** | (37.5) |
| Proceeds from shares issued | | **10.7** | 1.6 |
| Acquisition of treasury shares | | **(21.5)** | - |
| Disposal of shares by trustees of the Performance Share Plan 2002 | | **0.3** | 2.2 |
| **Net cash flow from financing activities** | | **(54.6)** | (583.6) |
| **Increase in cash and cash equivalents** | | **322.8** | 116.8 |
| Cash and cash equivalents as at the beginning of the year | | **406.4** | 332.7 |
| Exchange gains/(losses) on cash and cash equivalents | | **4.2** | (12.8) |
| Cash of former subsidiary equity accounted from the beginning of the year | | **-** | (30.3) |
| **Cash and cash equivalents as at the end of the year** | 24 | **733.4** | 406.4 |

| **Cash and cash equivalents consist of:** | | | |
|---|---|---|---|
| Cash at bank and in hand | | **720.4** | 336.2 |
| Short-term investments | | **13.7** | 39.2 |
| | | **734.1** | 375.4 |
| Overdrafts | | **(0.7)** | (1.2) |
| | | **733.4** | 374.2 |
| Cash and cash equivalents (including overdrafts) classified as held for sale | | **-** | 32.2 |
| **Cash and cash equivalents** | 24 | **733.4** | 406.4 |

# Notes to the consolidated accounts

## 1 Significant accounting policies

AMEC plc is a company domiciled in the United Kingdom.

**Statement of compliance**
The group accounts include the accounts of AMEC plc ('AMEC') and all of its subsidiaries made up to 31 December each year, and the group's share of the profit after interest and tax, and net assets of joint ventures and associates, based on the equity method of accounting.

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the group have been prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the EU as at 31 December 2007 ('adopted IFRS'). The consolidated accounts of the group have also been prepared in accordance with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The company has elected to prepare its parent company accounts in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'); these are presented on pages 115 to 120.

IFRS 7 'Financial instruments: disclosure' was adopted during the year. As the standard is concerned only with disclosure, its adoption had no impact on either the balance sheet or income statement.

During 2006 IFRIC 12 on service concession arrangements was issued. This interpretation is effective from 1 January 2008, but has yet to be adopted for use in the EU. In view of this, the directors consider that it remains appropriate to apply the approach set out in Application Note F of the UK Financial Reporting Standard 5 'Reporting the substance of transactions' in determining the accounting model to be applied to AMEC's PPP activities. This involves applying a 'risks and rewards' test to determine whether a non-current asset or finance debtor model should be followed. The directors do not expect this accounting policy to be significantly different to that under IFRIC 12.

During 2007 IFRIC 14 on defined benefit pension scheme assets was issued. This interpretation is effective from 1 January 2008, but has yet to be adopted for use in the EU. In view of this it has not been applied by the group in the consolidated accounts. On adoption this is not expected to have an impact on the group's consolidated accounts as, following a review of the basis of recoverability, the surplus has been recognised net of deferred tax on the balance sheet in 2007 .

During 2006 IFRIC 11 on group and treasury share transactions was issued. This interpretation is effective for the group's 2008 accounts and is not expected to have a material impact on the group's consolidated accounts.

During 2006 IFRS 8 on segment reporting was issued and is effective from 1 January 2009. IFRS 8 will require disclosure of segment information based on internal management information.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated accounts.

**Basis of preparation**
The accounts are presented in Sterling, rounded to the nearest hundred thousand. They are prepared on the historical cost basis except that derivative financial instruments and retirement benefit assets and liabilities are stated at fair value.

The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Some of these policies require a high level of judgement, and AMEC believes that the most critical accounting policies and significant areas of judgement and estimation arise from the accounting for defined benefit pension schemes under IAS 19 'Employee benefits', for long-term contracts under IAS 11 'Construction contracts' and for provisions under IAS 37 'Provisions, contingent liabilities and contingent assets'.

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, inflation, investment returns and member longevity that underpin their valuations.

A significant amount of the group's activities are undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 which requires estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period. Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in accounting estimates is then reflected in the ongoing results.

When accounting for provisions for litigation and other items the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which in the view of management are unlikely to succeed.

## 1 Significant accounting policies continued

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with counterparties up to a pre-approved limit. These limits are set at prudent levels by the board, are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch and have been reviewed in light of the recent market turbulence.

The board's policy is to maintain a strong capital base. The group has remained in a net cash position throughout the year. This position is considered temporary as the group intends to invest in the businesses and may continue the share buy back programme, for up to £80 million, on an opportunistic basis.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement, with the 2006 consolidated income statement and notes 2 to 9 being restated for the same presentation. The results and other disclosures in respect of discontinued operations are shown in note 9.

The non-core Built Environment businesses were sold during the year and are treated as discontinued operations in 2007. Other discontinued operations include pipeline construction businesses which were sold during 2006 and 2007, and AMEC SPIE, which was sold in 2006.

The cash flows are fully consolidated within AMEC up to the date of sale and the assets and liabilities of discontinued operations that have not been sold at the year end are shown separately on the consolidated balance sheet.

In accordance with IFRS 5, the consolidated balance sheet has not been restated to exclude discontinued operations. The consolidated cash flow has not been restated to exclude discontinued operations.

**Basis of consolidation**

A subsidiary is an entity controlled by AMEC. Control is achieved where AMEC has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The results of subsidiaries are included in the consolidated accounts from the date that control commences until the date that control ceases.

A joint venture entity is an entity over whose activities AMEC has joint control, established by contractual agreement. An associate is an entity in which AMEC has significant influence, but not control, over the financial and operating policies. The consolidated accounts include the group's share of the total recognised gains and losses of associates and jointly controlled entities on an equity accounted basis. The results of joint venture entities and associates are included in the consolidated accounts from the date that joint control or significant influence commences until the date that it ceases.

Losses of a joint venture or an associate are recognised only to the extent of the group's interest in the joint venture or associate, unless the group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

Jointly controlled operations and assets where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets it controls, liabilities and cash flows it incurs and its share of the income measured according to the terms of the arrangement.

**Bid costs**

Bid costs are expensed as incurred until the group is appointed as the preferred bidder. Subsequent to appointment as preferred bidder, bid costs are capitalised and held on the balance sheet provided the award of the contract is virtually certain and it is expected to generate sufficient net cash flow to allow recovery of the bid costs. Where bid costs are reimbursed at financial close, the proceeds are applied first against the balance of costs included in the balance sheet, with any additional amounts treated as deferred income and released to profit over the period of the contract.

**Business combinations and goodwill**

The purchase method is used to account for all business combinations.

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the assets, liabilities and contingent liabilities acquired.

Goodwill arising on acquisitions since 1 January 2004 is capitalised and subject to an impairment review, both annually and when there are indications that its carrying value may not be recoverable. Goodwill is not amortised.

**Cash and cash equivalents**

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of AMEC's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

**Construction and other long-term contracts**

As soon as the outcome of a construction or other long-term contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable, and contract costs are expensed as incurred. An expected loss on a contract is recognised immediately in the income statement.

Revenue in respect of variations to the contract scope and claims is recognised when it is probable that it will be received and is capable of being reliably measured. Incentive payments are recognised when a contract is sufficiently far advanced that it is probable that the required conditions will be met and the amount of the payment can be reliably measured.

The gross amounts due from customers under construction and other long-term contracts are stated at cost plus recognised profits, less provision for recognised losses and progress billings. These amounts are reported in trade and other receivables.

Payments on account in excess of the gross amounts due from customers are included in trade and other payables.

**1 Significant accounting policies** continued

**Discontinued operations and assets and liabilities held for sale**

A discontinued operation is a separate major line of business or geographic area of operations that has either been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale or is part of a plan to dispose of a major line of business or geographical area. An operation is classified as a discontinued operation when the above criteria are met, and the comparative income statement is restated to show the operation as discontinued from the start of the comparative period.

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with the group's accounting policies. Thereafter generally the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, and retirement benefit assets, which continue to be measured in accordance with the group's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

**Employee benefits**

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised in the income statement as incurred.

Defined benefit plans

The group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets (at bid price) is deducted. The liability discount rate is the yield at the balance sheet date on AA rated corporate bonds that have maturity dates approximating to the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses are recognised directly in equity in the year in which they arise.

The pension surplus has been presented net of deferred tax in the 2007 balance sheet following a review of the basis of recoverability.

**Financial instruments**

Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instrument.

Cash, deposits and short-term investments are held at amortised cost.

Derivative financial instruments are recognised initially and subsequently at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments or by discounting the expected future cash flows at prevailing interest rates.

The sale and purchase of derivative financial instruments are non-speculative.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge against the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, any gain or loss on the effective part of the derivative financial instrument is recognised directly in the hedging reserve. The gain or loss on any ineffective portion of the hedge is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold, terminated or exercised. The cumulative gain or loss previously recognised in the hedging reserve remains there until the forecast transaction occurs. Where the hedged item is a non-financial asset, the cumulative gain or loss in the hedging reserve is transferred to the carrying amount of the asset when the asset is recognised. In other cases the cumulative gain or loss in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Fair value hedges

Where a derivative financial instrument is designated as a hedge against the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement.

When hedge accounting ceases, any adjustment made to the carrying amount of the hedged item as a consequence of the fair value hedge relationship, is recognised in the income statement over the remaining life of the hedged item.

**Foreign currencies**

Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rates of exchange ruling at the balance sheet date. Trading results are translated at average rates for the year. Foreign exchange differences arising on the translation of trading results and monetary assets and liabilities are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction.

Exchange differences arising on the translation of foreign currency net investments and foreign currency borrowings, or forward contracts used to hedge those investments, are taken to a translation reserve. They are recycled and recognised as a profit or loss on the disposal or closure of a business. The cumulative translation difference for all foreign operations was deemed to be zero as at the date of transition to adopted IFRS.

**1 Significant accounting policies** continued

### Impairment

The carrying values of all of the group's assets other than inventories, balances on construction contracts and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there are indications of an impairment in the carrying value then the recoverable amount is estimated and compared to the carrying amount. For goodwill and assets not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.

### Intangible assets other than goodwill

Intangible assets acquired by the group, which include software, customer relationships, trademarks and order backlogs are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is fair value at date of acquisition.

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use.

The estimated lives of intangible assets held at 31 December 2007 are as follows:

| | |
|---|---|
| Software | Three to five years |
| Customer relationships | Three to ten years |
| Tradenames | Five years |

### Inventories

Inventories, including land held for and in the course of development, are stated at the lower of cost and net realisable value.

Development land and work in progress is included at cost less any losses foreseen in completing and disposing of the development. Cost includes cost of acquisition and development to date, including directly attributable fees and expenses net of rental and other income attributable to the development.

### Leases

Operating lease costs are charged to the income statement on a straight line basis over the period of the lease.

### Net financing income/(costs)

Net financing income/(costs) comprise interest receivable on funds invested, interest payable and foreign exchange gains and losses. Interest income and interest payable are recognised in profit or loss as they accrue, using the effective interest method.

Directly attributable finance costs are capitalised in the cost of purchased and constructed property, plant and equipment, until the relevant assets are brought into operational use. The only material projects where this has occurred are those held in the group's investments in joint ventures which are involved in PPP projects to finance, design and build assets and operate them on behalf of the client.

### Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment at 1 January 2004, the date of transition to IFRS, was determined by reference to its fair value at that date.

Depreciation is provided on all property, plant and equipment, with the exception of freehold land, at rates calculated to write-off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. Reviews are made annually of the estimated remaining lives and residual values of individual assets.

The estimated lives used are:

| | |
|---|---|
| Freehold buildings | Up to 50 years |
| Leasehold land and buildings | The shorter of the lease term or 50 years |
| Plant and equipment | Mainly three to five years |

### Provisions for litigation and other items

The group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those, which in the view of management are unlikely to succeed.

### Revenue

Revenue is measured at the fair value of consideration received or receivable, excluding value added tax, for goods and services supplied to external customers. It includes the group's share of revenue from work carried out under jointly controlled operations.

Revenue from services and construction contracts is recognised by reference to the stage of completion of the contract, as set out in the accounting policy for construction and other long-term contracts.

Revenue from developments activities is recognised on completion of a signed sale agreement after all material conditions have been met.

### Share-based payments

There are share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due to share prices or total shareholder return not achieving the threshold for vesting.

## 1 Significant accounting policies continued

**Taxation**

The charge for taxation is based on the results for the year and comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on taxable income for the year, using statutory tax rates, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided on temporary differences between the carrying amount of assets and liabilities recognised in the accounts and the amounts used for taxation purposes.

The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the asset can be utilised.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on laws that have been enacted or substantively enacted by the reporting date.

## 2 Segmental analysis of continuing operations – Class of business

As the group's management and internal reporting are structured by class of business, this is the basis for the group's primary segment reporting.

The non-core Built Environment businesses are treated as discontinued operations in 2007. Other discontinued activities include pipeline construction and AMEC SPIE. The segmental results for the year ended 31 December 2006 have been restated to reflect this change in accounting treatment and some minor business restructuring. These restated results are consistent with those disclosed on 25 June 2007, except for a change in classification of the Wind Developments business. This has been transferred out of the power and process division and into the investments and other activities segment.

The business and financial review is based on the reported results before joint venture tax, intangible amortisation and pre-tax exceptional items, but including joint venture profit before tax. The results as presented in the business and financial review are reconciled to those presented in this note in the tables on pages 51 to 53.

The segmental analysis of discontinued operations is shown in note 9.

**Revenue and results**

**For the year ended 31 December 2007**

| | Natural Resources £ million | Power and Process £ million | Earth and Environmental £ million | Investments and other activities £ million | Total £ million |
|---|---|---|---|---|---|
| Total revenue | **1,014.8** | **1,009.1** | **288.4** | **64.4** | **2,376.7** |
| Internal revenue | | | | | **(20.5)** |
| **Revenue** | | | | | **2,356.2** |
| Segment result | **93.7** | **48.4** | **20.9** | **5.5** | **168.5** |
| Corporate costs | | | | | **(36.5)** |
| **Profit before net financing income** | | | | | **132.0** |
| Net financing income | | | | | **18.4** |
| Share of post-tax results of joint ventures and associates | **0.7** | **0.4** | **-** | **0.1** | **1.2** |
| Income tax | | | | | **(30.1)** |
| **Profit for the year from continuing operations** | | | | | **121.5** |

For the year ended 31 December 2006

| | Natural Resources £ million | Power and Process £ million | Earth and Environmental £ million | Investments and other activities £ million | Total £ million |
|---|---|---|---|---|---|
| Total revenue | 920.9 | 794.7 | 304.4 | 125.7 | 2,145.7 |
| Internal revenue | | | | | (24.1) |
| **Revenue** | | | | | 2,121.6 |
| Segment result | 48.9 | 3.0 | 17.2 | (67.6) | 1.5 |
| Corporate costs | | | | | (21.4) |
| **Loss before net financing costs** | | | | | (19.9) |
| Net financing costs | | | | | (7.0) |
| Share of post-tax results of joint ventures and associates | 0.2 | 0.9 | - | (1.2) | (0.1) |
| Income tax | | | | | (15.2) |
| **Loss for the year from continuing operations** | | | | | (42.2) |

Corporate costs comprise the costs of operating the head office of AMEC. These are not directly related to the activities of the segments. The financing of the group's activities is undertaken at a head office level and consequently net financing income/(costs) cannot be analysed segmentally.

## 2 Segmental analysis of continuing operations – Class of business continued

### Assets and liabilities

As at 31 December 2007

| | Natural Resources £ million | Power and Process £ million | Earth and Environmental £ million | Investments and other activities £ million | Total £ million |
|---|---|---|---|---|---|
| Segment assets | **273.0** | **208.7** | **85.8** | **34.3** | **601.8** |
| Goodwill | | | | | **215.4** |
| Interests in joint ventures and associates | **(0.2)** | **0.6** | **0.2** | **22.1** | **22.7** |
| Cash and cash equivalents | | | | | **734.1** |
| Unallocated assets | | | | | **223.8** |
| Assets classified as held for sale | **–** | **–** | **–** | **19.0** | **19.0** |
| **Total assets** | | | | | **1,816.8** |
| Segment liabilities | **(243.2)** | **(260.2)** | **(51.3)** | **(241.6)** | **(796.3)** |
| Bank loans and overdrafts | | | | | **(0.9)** |
| Unallocated liabilities | | | | | **(120.8)** |
| Liabilities classified as held for sale | **–** | **–** | **–** | **(5.4)** | **(5.4)** |
| **Total liabilities** | | | | | **(923.4)** |
| **Net assets** | | | | | **893.4** |
| **Net assets** | | | | | |
| Segment assets less segment liabilities | **29.8** | **(51.5)** | **34.5** | **(207.3)** | **(194.5)** |
| Goodwill | | | | | **215.4** |
| Interests in joint ventures and associates | **(0.2)** | **0.6** | **0.2** | **22.1** | **22.7** |
| Net cash | | | | | **733.2** |
| Unallocated net assets | | | | | **103.0** |
| Assets and liabilities classified as held for sale | **–** | **–** | **–** | **13.6** | **13.6** |
| | | | | | **893.4** |

As at 31 December 2006

| | Natural Resources £ million | Power and Process £ million | Earth and Environmental £ million | Investments and other activities £ million | Discontinued operations £ million | Total £ million |
|---|---|---|---|---|---|---|
| Segment assets | 267.3 | 215.0 | 70.1 | 108.9 | 276.6 | 937.9 |
| Goodwill | | | | | | 187.9 |
| Interests in joint ventures and associates | (0.6) | 1.1 | 0.2 | 21.8 | 62.7 | 85.2 |
| Cash and cash equivalents | | | | | | 375.4 |
| Unallocated assets | | | | | | 131.0 |
| Assets classified as held for sale | – | 107.1 | – | – | – | 107.1 |
| **Total assets** | | | | | | 1,824.5 |
| Segment liabilities | (193.3) | (265.2) | (50.5) | (239.4) | (399.3) | (1,147.7) |
| Bank loans and overdrafts | | | | | | (20.5) |
| Unallocated liabilities | | | | | | (92.0) |
| Liabilities classified as held for sale | – | (69.5) | – | – | – | (69.5) |
| **Total liabilities** | | | | | | (1,329.7) |
| **Net assets** | | | | | | 494.8 |
| **Net assets** | | | | | | |
| Segment assets less liabilities | 74.0 | (50.2) | 19.6 | (130.5) | (122.7) | (209.8) |
| Goodwill | | | | | | 187.9 |
| Interests in joint ventures and associates | (0.6) | 1.1 | 0.2 | 21.8 | 62.7 | 85.2 |
| Net cash | | | | | | 354.9 |
| Unallocated net assets | | | | | | 39.0 |
| Assets and liabilities classified as held for sale | – | 37.6 | – | – | – | 37.6 |
| | | | | | | 494.8 |

The unallocated assets and liabilities principally comprise assets relating to the pension schemes and liabilities relating to dividends and taxation and are not directly related to the activities of the segments.

Goodwill is not directly attributable to business segments and there is no reasonable basis for allocation of goodwill to business segments.

## 2 Segmental analysis of continuing operations – Class of business continued

### Other information

For the year ended 31 December 2007

| | Natural Resources £ million | Power and Process £ million | Earth and Environmental £ million | Investments and other activities £ million | Total £ million |
|---|---|---|---|---|---|
| Capital expenditure: | | | | | |
| Property, plant and equipment | **5.2** | **3.5** | **6.0** | **4.1** | **18.8** |
| Intangible assets | **–** | **–** | **0.2** | **–** | **0.2** |
| Charges: | | | | | |
| Depreciation | **4.3** | **5.1** | **3.1** | **9.2** | **21.7** |
| Amortisation | **0.6** | **1.5** | **0.3** | **0.1** | **2.5** |

For the year ended 31 December 2006

| | Natural Resources £ million | Power and Process £ million | Earth and Environmental £ million | Investments and other activities £ million | Discontinued operations £ million | Total £ million |
|---|---|---|---|---|---|---|
| Capital expenditure: | | | | | | |
| Property, plant and equipment | 6.2 | 4.8 | – | 12.5 | 12.1 | 35.6 |
| Intangible assets | 0.2 | 0.2 | 0.1 | 0.1 | – | 0.6 |
| Charges: | | | | | | |
| Depreciation | 4.0 | 4.8 | 2.5 | 10.8 | 13.0 | 35.1 |
| Amortisation | 1.8 | 1.0 | 0.5 | 0.3 | 2.6 | 6.2 |
| Impairment of investment | – | – | – | – | 7.1 | 7.1 |

Details of depreciation, amortisation and capital expenditure of discontinued operations are given in note 9.

## 2 Segmental analysis of continuing operations – Geographical origin

### Revenue and results

| | United Kingdom | | Rest of Europe | | Americas | | Rest of the world | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million |
| **Revenue** | **950.5** | 844.5 | **88.6** | 55.4 | **1,180.9** | 1,018.6 | **136.2** | 203.1 | **2,356.2** | 2,121.6 |
| Segment result | **70.0** | 28.4 | **6.4** | 7.6 | **89.3** | (33.4) | **2.8** | (1.1) | **168.5** | 1.5 |
| Corporate costs | | | | | | | | | **(36.5)** | (21.4) |
| **Profit/(loss) before net financing income/(costs)** | | | | | | | | | **132.0** | (19.9) |
| Net financing income/(costs) | | | | | | | | | **18.4** | (7.0) |
| Share of post-tax results of joint ventures and associates | **(0.4)** | 0.3 | **0.2** | (1.5) | **1.0** | 1.0 | **0.4** | 0.1 | **1.2** | (0.1) |
| Income tax | | | | | | | | | **(30.1)** | (15.2) |
| Profit/(loss) for the year from continuing operations | | | | | | | | | **121.5** | (42.2) |

The analysis of total revenue by geographical market is not materially different from that by geographical origin. There is no revenue from transactions between geographic segments.

### Assets and liabilities

| | United Kingdom | | Rest of Europe | | Americas | | Rest of the world | | Discontinued operations | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | 2006 £ million | **2007 £ million** | 2006 £ million |
| Segment assets | **219.8** | 269.2 | **18.0** | 4.9 | **308.6** | 299.2 | **55.4** | 88.0 | 276.6 | **601.8** | 937.9 |
| Segment liabilities | **(347.6)** | (342.2) | **(74.1)** | (63.8) | **(324.5)** | (300.4) | **(50.1)** | (42.0) | (399.3) | **(796.3)** | (1,147.7) |
| Segment assets less segment liabilities | **(127.8)** | (73.0) | **(56.1)** | (58.9) | **(15.9)** | (1.2) | **5.3** | 46.0 | (122.7) | **(194.5)** | (209.8) |
| Goodwill | **28.1** | 27.7 | **–** | – | **187.3** | 160.2 | **–** | – | – | **215.4** | 187.9 |
| Interests in joint ventures and associates | **0.7** | 21.2 | **6.1** | 0.1 | **–** | (0.9) | **15.9** | 2.1 | 62.7 | **22.7** | 85.2 |
| Net cash | | | | | | | | | | **733.2** | 354.9 |
| Unallocated net assets | | | | | | | | | | **103.0** | 39.0 |
| Assets and liabilities classified as held for sale | **12.5** | – | **1.1** | 33.4 | **–** | 4.2 | **–** | – | – | **13.6** | 37.6 |
| **Net assets** | | | | | | | | | | **893.4** | 494.8 |

## 2 Segmental analysis of continuing operations – Geographical origin continued

### Other information

| | United Kingdom | | Rest of Europe | | Americas | | Rest of the world | | Discontinued operations | Total | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 £ million | 2006 £ million | 2007 £ million | 2006 £ million | 2007 £ million | 2006 £ million | 2007 £ million | 2006 £ million | 2006 £ million | 2007 £ million | 2006 £ million |
| Capital expenditure: | | | | | | | | | | | |
| Property, plant and equipment | **5.7** | 10.9 | **0.1** | - | **12.8** | 11.5 | **0.2** | 1.1 | 12.1 | **18.8** | 35.6 |
| Intangible assets | **-** | - | **-** | - | **0.2** | 0.6 | **-** | - | - | **0.2** | 0.6 |

## 3 Revenue

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Construction contracts | **651.2** | 509.6 |
| Services | **1,705.0** | 1,612.0 |
| | **2,356.2** | 2,121.6 |

The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if AMEC's role is as a service provider, for example project management.

## 4 Profit/(loss) before net financing income/(costs) – continuing operations

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Depreciation of property, plant and equipment | **21.7** | 22.1 |
| Amortisation of intangible assets (included in administrative expenses) | **2.5** | 3.6 |
| Minimum payments under operating leases | **67.5** | 43.0 |

There are no material receipts from subleases.

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Fees paid to auditors and their associates: | | |
| Audit of these financial statements | **0.3** | 0.3 |
| The audit of subsidiaries, associates and joint ventures pursuant to legislation | **1.0** | 1.0 |
| Other services supplied pursuant to such legislation | **0.1** | 0.1 |
| Other services relating to taxation | **0.7** | 0.8 |
| Services relating to corporate finance transactions | **2.0** | 4.9 |
| All other services | **0.5** | - |
| | **4.6** | 7.1 |

Services relating to corporate finance transactions in the year include:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Costs in respect of the divestments of Built Environment | **2.0** | - |
| Costs in respect of the sale of AMEC SPIE | **-** | 3.3 |
| Costs in respect of the potential separation of the group | **-** | 1.6 |
| | **2.0** | 4.9 |

Details of amounts charged in arriving at the profit before net financing costs of discontinued operations are given in note 9.

## 5 Exceptional items

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Natural Resources | **-** | (7.8) |
| Power and Process | **11.5** | (17.6) |
| Investments and other activities | **16.7** | (77.4) |
| Exceptional items of continuing operations | **28.2** | (102.8) |
| Taxation on exceptional items of continuing operations | **0.8** | 7.3 |
| Exceptional items of discontinued operations (post-tax) | **227.6** | 260.9 |
| Post-tax exceptional profits | **256.6** | 165.4 |

## 5 Exceptional items continued

Exceptional items further analysed as follows:

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | **Gain on disposals £ million** | **Other exceptional items £ million** | **Total £ million** | Gain on disposals £ million | Other exceptional items £ million | Total £ million |
| Continuing operations | **17.7** | **10.5** | **28.2** | – | (102.8) | (102.8) |
| Discontinued operations | **292.4** | **2.8** | **295.2** | 301.8 | (67.1) | 234.7 |
| Profit before tax | **310.1** | **13.3** | **323.4** | 301.8 | (169.9) | 131.9 |
| Tax | **(66.8)** | **–** | **(66.8)** | 9.7 | 23.8 | 33.5 |
| **Profit after tax** | **243.3** | **13.3** | **256.6** | 311.5 | (146.1) | 165.4 |

Divestment of the group's four Built Environment businesses was successfully completed during the fourth quarter of 2007. This, combined with the profit on disposal of peripheral businesses in the first half of the year, resulted in an aggregate pre-tax exceptional gain of £310.1 million (post-tax: £243.3 million).

Other exceptional items comprise provision releases of £12.7 million and other releases of £18.2 million in relation to the settlement of several outstanding matters on projects including Jormag (Jordan Magnesia Company Ltd), Thelwall and several other construction related projects. In addition provisions were increased by £16.9 million and other liabilities by £0.7 million, to reflect developments on three US and one UK construction projects.

The post-tax gain on disposal of £311.5 million in 2006 related to the disposal of AMEC SPIE.

In 2006, other exceptional items included provisions of £25 million reflecting settlement of the major final accounts for upstream fabrication and the ongoing arbitration on a completed overseas Power and Process project; and provisions totalling £125 million for the costs of withdrawing from certain loss making construction markets in the UK and US. Additionally, impairment and other provisions of £15 million were made associated with a concrete segments business, together with costs of £4 million associated with the potential separation of the Energy and Process activities from the Built Environment activities.

## 6 Staff costs and employee numbers – continuing operations

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Wages and salaries | **693.5** | 565.7 |
| Social security costs | **85.8** | 73.5 |
| Equity settled share-based payments | **4.1** | (2.3) |
| Contributions to defined contribution schemes | **9.0** | 5.8 |
| Defined benefit pension scheme credit | **(1.9)** | (1.6) |
| | **790.5** | 641.1 |

| The average number of people employed was as follows: | **2007 Number** | 2006 Number |
|---|---|---|
| Natural Resources | **7,691** | 6,767 |
| Power and Process | **5,739** | 4,859 |
| Earth and Environmental | **3,547** | 3,119 |
| Investments and other activities | **391** | 636 |
| | **17,368** | 15,381 |

Staff costs and employee numbers for discontinued operations are analysed in note 9.

Details of directors' remuneration are provided in the directors' remuneration report on pages 72 to 77.

## 7 Net financing income/(costs) – continuing operations

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| **Financial income:** | | |
| Interest income on bank deposits | **22.1** | 6.4 |
| Other investment income | **–** | 1.9 |
| Foreign exchange gains | **–** | 1.0 |
| | **22.1** | 9.3 |
| **Financial expense:** | | |
| Interest expense on financial liabilities measured at amortised cost | **(1.7)** | (16.1) |
| Foreign exchange losses | **(2.0)** | (0.2) |
| | **(3.7)** | (16.3) |
| Net financing income/(costs) | **18.4** | (7.0) |

## 7 Net financing income/(costs) – continuing operations continued

The above financial income and expenses include the following in respect of assets/(liabilities) not at fair value through profit or loss:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Total interest income on financial assets | **22.1** | 8.3 |
| Total interest expense on financial liabilities | **(1.7)** | (16.1) |

## 8 Income tax – continuing operations

| | 2007 £ million | 2006 £ million |
|---|---|---|
| **Current tax:** | | |
| UK corporation tax at 30.0 per cent (2006: 30.0 per cent) | **10.3** | 8.0 |
| Double tax relief | **(5.0)** | (1.2) |
| Overseas tax | **29.8** | 14.5 |
| Prior year tax | **2.2** | 2.2 |
| | **37.3** | 23.5 |
| **Deferred tax:** | | |
| UK deferred tax at 28.0 per cent, pension surplus at 35.0 per cent (2006: 30.0 per cent) – origination and reversal of temporary differences | **6.0** | (3.6) |
| Overseas deferred tax | **1.5** | (1.6) |
| Prior year tax | **(14.7)** | (3.1) |
| | **(7.2)** | (8.3) |
| Total income tax expense for continuing operations in the income statement | **30.1** | 15.2 |

Included within the current tax expense is a credit of £0.8 million (2006: £7.3 million) in respect of exceptional items as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Income tax expense on continuing operations before exceptional items | **30.9** | 22.5 |
| Income tax credit in respect of exceptional items | **(0.8)** | (7.3) |
| Income tax expense for continuing operations in the income statement | **30.1** | 15.2 |

The tax expense for the year is lower (2006: higher) than the standard rate of corporation tax in the UK and is explained as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Profit/(loss) before income tax from continuing operations | **151.6** | (27.0) |
| Add: tax on joint ventures and associates | **0.6** | 0.3 |
| Adjusted profit/(loss) before income tax from continuing operations | **152.2** | (26.7) |
| Tax charge/(credit) at 30.0 per cent (2006: 30.0 per cent) | **45.7** | (8.0) |
| Non-deductible expenses, non taxable income and other differences | **(14.5)** | 3.1 |
| Impact of providing deferred tax on pension surplus at 35.0 per cent | **1.5** | - |
| Impact of change in UK tax rate to 28.0 per cent on deferred tax | **1.3** | - |
| Overseas income and expenses taxed at rates other than 30.0 per cent (2006: 30.0 per cent) | **8.6** | 21.0 |
| Prior year tax | **(12.5)** | (0.9) |
| Total tax expense for the year for continuing operations | **30.1** | 15.2 |
| **Tax recognised directly in equity:** | | |
| Current tax | **-** | 1.7 |
| Deferred tax (note 15) | **21.9** | 4.8 |
| Tax expense recognised directly in equity | **21.9** | 6.5 |

## 9 Profit for the year from discontinued operations

The non-core Built Environment businesses, which represent a separate line of business, were held for sale and then disposed of in the year. As such, they have been reclassified as discontinued operations in 2007. Further details of the disposal of these businesses are given in the report of the directors on pages 66 and 67. Other discontinued activities in 2007 include pipelines construction. In 2006, AMEC SPIE and pipelines construction were treated as discontinued operations.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement, with the 2006 consolidated income statement being restated for the same presentation.

The results of the discontinued operations were as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Revenue | **710.7** | 2,431.6 |
| Cost of sales and net operating expenses | **(715.2)** | (2,422.4) |
| | **(4.5)** | 9.2 |
| Intangible amortisation | **-** | (2.6) |
| (Loss)/profit before exceptional items and income tax | **(4.5)** | 6.6 |
| Attributable tax | **(0.2)** | (6.1) |
| | **(4.7)** | 0.5 |
| Exceptional items | **2.8** | (67.1) |
| Attributable tax on exceptional items | **(0.9)** | 16.5 |
| Profit on disposal | **292.4** | 301.8 |
| Attributable tax on profit on disposal | **(66.7)** | 9.7 |
| Profit for the year from discontinued operations | **222.9** | 261.4 |

Revenue from discontinued operations falls into the following categories:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Construction contracts | **634.5** | 1,182.7 |
| Services | **76.2** | 1,248.9 |
| | **710.7** | 2,431.6 |

The profit from discontinued operations is stated after charging:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Depreciation of property, plant and equipment | **-** | 13.0 |
| Amortisation of intangible assets (included in administrative expenses) | **-** | 2.6 |
| Impairment of investment | **-** | 7.1 |
| Minimum payments under operating leases | **31.8** | 99.3 |
| Fees paid to auditors and their associates: | | |
| Statutory audit services | **-** | 0.1 |
| Services relating to litigation | **-** | 0.2 |
| Total | **-** | 0.3 |

There are no material receipts from subleases.

The staff costs from discontinued operations were as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Wages and salaries | **134.1** | 548.9 |
| Social security costs | **13.5** | 149.2 |
| Equity settled share-based payments | **1.2** | - |
| Contributions to defined contribution schemes | **0.4** | 0.2 |
| Defined benefit pension scheme expense | **7.4** | 13.4 |
| | **156.6** | 711.7 |

The average number of people employed by discontinued operations was 5,549 (2006: 31,548).

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Capital expenditure: | | |
| Property, plant and equipment | **0.6** | 12.1 |

## 10 Earnings per share

The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plans, those held by the qualifying employee share ownership trust and those held in treasury by the company.

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | Earnings £ million | Weighted average shares number million | Earnings per share pence | (Loss)/ earnings £ million | Weighted average shares number million | (Loss)/ earnings per share pence |
| **Basic earnings/(loss) from continuing operations** | **121.4** | **328.7** | **36.9** | (43.3) | 325.9 | (13.3) |
| Share options | **-** | **2.5** | **(0.2)** | – | – | – |
| Employee share and incentive schemes | **-** | **5.3** | **(0.6)** | – | – | – |
| **Diluted earnings/(loss) from continuing operations** | **121.4** | **336.5** | **36.1** | (43.3) | 325.9 | (13.3) |
| **Basic earnings from discontinued operations** | **222.9** | **328.7** | **67.8** | 261.4 | 325.9 | 80.2 |
| Share options | **-** | **2.5** | **(0.5)** | – | – | – |
| Employee share and incentive schemes | **-** | **5.3** | **(1.1)** | – | – | – |
| **Diluted earnings from discontinued operations** | **222.9** | **336.5** | **66.2** | 261.4 | 325.9 | 80.2 |

For the year ended 31 December 2006 loss per share from continuing operations has been calculated on a loss of £43.3 million, as a result there are no dilutive ordinary shares.

Basic and diluted loss from continuing operations is calculated as set out below:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Profit/(loss) for the year from continuing operations | **121.5** | (42.2) |
| Profit attributable to minority interests | **(0.1)** | (1.1) |
| Basic and diluted profit/(loss) from continuing operations | **121.4** | (43.3) |

In order to appreciate the effects of exceptional items and intangible amortisation on the reported performance, additional calculations of earnings/(loss) per share from continuing operations are presented.

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | Earnings £ million | Weighted average shares number million | Earnings per share pence | (Loss)/ earnings £ million | Weighted average shares number million | (Loss)/ earnings per share pence |
| **Basic earnings/(loss) from continuing operations** | **121.4** | **328.7** | **36.9** | (43.3) | 325.9 | (13.3) |
| Exceptional items | **(29.0)** | **-** | **(8.8)** | 95.5 | - | 29.3 |
| Intangible amortisation (post tax) | **1.9** | **-** | **0.6** | 3.6 | - | 1.1 |
| **Basic earnings from continuing operations before exceptional items and intangible amortisation** | **94.3** | **328.7** | **28.7** | 55.8 | 325.9 | 17.1 |
| Share options | **-** | **2.5** | **(0.2)** | – | 4.1 | (0.2) |
| Employee share and incentive schemes | **-** | **5.3** | **(0.5)** | – | 6.1 | (0.3) |
| **Diluted earnings from continuing operations before exceptional items and intangible amortisation** | **94.3** | **336.5** | **28.0** | 55.8 | 336.1 | 16.6 |

# Notes to the consolidated accounts continued

## 11 Property, plant and equipment

| | Land and buildings £ million | Plant and equipment £ million | Total £ million |
|---|---|---|---|
| Cost: | | | |
| As at 1 January 2006 | 56.4 | 211.4 | 267.8 |
| Exchange and other movements | (1.3) | (8.5) | (9.8) |
| Acquired through business combinations | 4.2 | 7.3 | 11.5 |
| Additions and transfers | 1.8 | 33.8 | 35.6 |
| Disposals and transfers | (5.3) | (20.0) | (25.3) |
| Equity account associates | (2.9) | (14.2) | (17.1) |
| Reclassified as assets held for sale | (0.8) | (32.9) | (33.7) |
| Disposal of subsidiary | (21.3) | (49.4) | (70.7) |
| As at 31 December 2006 | 30.8 | 127.5 | 158.3 |
| Exchange and other movements | (0.1) | 0.6 | 0.5 |
| Acquired through business combinations | 0.6 | 0.6 | 1.2 |
| Additions | 2.6 | 16.2 | 18.8 |
| Disposals | (5.6) | (29.7) | (35.3) |
| Disposal of businesses | (5.6) | (6.4) | (12.0) |
| **As at 31 December 2007** | **22.7** | **108.8** | **131.5** |
| Depreciation: | | | |
| As at 1 January 2006 | 11.7 | 97.8 | 109.5 |
| Exchange and other movements | (0.3) | (4.1) | (4.4) |
| Provided during the year | 3.2 | 31.9 | 35.1 |
| Disposals and transfers | (0.8) | (9.9) | (10.7) |
| Equity account associates | (1.2) | (6.9) | (8.1) |
| Reclassified as held for sale | (0.2) | (23.4) | (23.6) |
| Disposal of subsidiary | (4.6) | (8.2) | (12.8) |
| As at 31 December 2006 | 7.8 | 77.2 | 85.0 |
| Exchange and other movements | (0.1) | (2.0) | (2.1) |
| Provided during the year | 1.7 | 20.0 | 21.7 |
| Disposals | (3.1) | (25.9) | (29.0) |
| Disposal of businesses | (1.7) | – | (1.7) |
| **As at 31 December 2007** | **4.6** | **69.3** | **73.9** |
| Net book value: | | | |
| **As at 31 December 2007** | **18.1** | **39.5** | **57.6** |
| As at 31 December 2006 | 23.0 | 50.3 | 73.3 |
| As at 1 January 2006 | 44.7 | 113.6 | 158.3 |

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| The net book value of land and buildings comprised: | | |
| Freehold | **15.8** | 18.7 |
| Long leasehold | **2.0** | 2.2 |
| Short leasehold | **0.3** | 2.1 |
| | **18.1** | 23.0 |

**12 Intangible assets**

| | Goodwill £ million | Software £ million | Other £ million | Total £ million |
|---|---|---|---|---|
| Cost: | | | | |
| As at 1 January 2006 | 467.4 | 41.5 | 13.5 | 522.4 |
| Exchange and other movements | (24.9) | (1.5) | (0.9) | (27.3) |
| Acquisition of subsidiaries | 17.6 | - | 1.9 | 19.5 |
| Additions | - | 0.6 | - | 0.6 |
| Transfers | - | 0.4 | (0.4) | - |
| Disposal of subsidiary | (245.2) | (34.8) | (1.9) | (281.9) |
| As at 31 December 2006 | 214.9 | 6.2 | 12.2 | 233.3 |
| Exchange and other movements | 23.1 | 0.8 | 0.2 | 24.1 |
| Acquisition of subsidiaries | 8.4 | - | 1.5 | 9.9 |
| Additions | - | 0.2 | - | 0.2 |
| Disposals | - | (0.3) | - | (0.3) |
| Disposal of businesses | (1.0) | (1.0) | (0.9) | (2.9) |
| **As at 31 December 2007** | **245.4** | **5.9** | **13.0** | **264.3** |
| Amortisation: | | | | |
| As at 1 January 2006 | 32.2 | 12.1 | 0.2 | 44.5 |
| Exchange and other movements | (2.0) | (0.7) | - | (2.7) |
| Provided during the year | - | 3.7 | 2.5 | 6.2 |
| Transfers | - | (2.8) | 2.8 | - |
| Disposal of subsidiary | (3.2) | (9.1) | - | (12.3) |
| As at 31 December 2006 | 27.0 | 3.2 | 5.5 | 35.7 |
| Exchange and other movements | 4.0 | 0.5 | - | 4.5 |
| Provided during the year | - | 1.1 | 1.4 | 2.5 |
| Disposal of businesses | (1.0) | (0.6) | (0.6) | (2.2) |
| **As at 31 December 2007** | **30.0** | **4.2** | **6.3** | **40.5** |
| Net book value: | | | | |
| **As at 31 December 2007** | **215.4** | **1.7** | **6.7** | **223.8** |
| As at 31 December 2006 | 187.9 | 3.0 | 6.7 | 197.6 |
| As at 1 January 2006 | 435.2 | 29.4 | 13.3 | 477.9 |

After the sale of AMEC SPIE on 27 July 2006, the principal remaining element of unamortised goodwill relates to the acquisition of AGRA Inc in the Americas (£153.4 million) with further unamortised goodwill relating primarily to the acquisitions of NNC Holdings Limited (£34.2 million), and Paragon Engineering Services Inc (£9.0 million). The recoverable amount of the income generating unit in the Americas has been based on value in use calculations. The calculations use cash flow projections based on financial budgets approved by management covering a two year period and a pre-tax discount rate of 8.4 per cent (2006: 9.6 per cent). For the purposes of the calculation of the recoverable amount the cash flow projections beyond the two year period include no growth.

## 13 Interest in joint ventures, associates and other investments

| | Joint ventures £ million | Associates £ million | Total of joint ventures and associates £ million | Other investments £ million |
|---|---|---|---|---|
| Net book value: | | | | |
| As at 1 January 2006 | 85.0 | – | 85.0 | 4.5 |
| Equity accounted associates | – | 26.4 | 26.4 | – |
| Exchange and other movements | (0.4) | – | (0.4) | (0.6) |
| Additions | 14.1 | – | 14.1 | 9.4 |
| Disposals | (9.5) | (17.5) | (27.0) | (0.2) |
| Impairment | (7.1) | – | (7.1) | – |
| Disposal of subsidiary | (11.6) | (5.0) | (16.6) | (11.5) |
| Transfers | (4.6) | – | (4.6) | – |
| Net movement in share of reserves | 15.0 | 3.6 | 18.6 | – |
| Dividends received | (3.2) | – | (3.2) | – |
| Reclassified as held for sale | – | – | – | (0.7) |
| As at 31 December 2006 | 77.7 | 7.5 | 85.2 | 0.9 |
| Exchange and other movements | 0.3 | – | 0.3 | – |
| Additions | 6.0 | – | 6.0 | – |
| Disposals | (3.2) | (7.3) | (10.5) | – |
| Disposal of businesses | (49.8) | – | (49.8) | (0.1) |
| Net movement in share of reserves | 8.5 | (0.2) | 8.3 | – |
| Dividends received | (2.0) | – | (2.0) | – |
| Reclassified as held for sale | (14.8) | – | (14.8) | – |
| **As at 31 December 2007** | **22.7** | **–** | **22.7** | **0.8** |

Principal group companies are listed on page 123.

Other investments are all classified as available-for-sale financial assets.

The impairment charge of £7.1 million in 2006 represented provision made against an underperforming joint venture.

In 2007, the group did not recognise its share of the net losses of £0.2 million of joint venture companies for which the group has no obligation to fund. There were no such unrecognised losses in 2006. Cumulative unrecognised net liabilities at 31 December 2007 amount to £5.2 million (2006: £5.6 million).

An analysis of the group's interests in the assets and liabilities of joint ventures and associates is as follows:

| | **Joint ventures 2007 £ million** | Joint ventures 2006 £ million | **Associates 2007 £ million** | Associates 2006 £ million |
|---|---|---|---|---|
| Current assets | **51.2** | 242.8 | **–** | 27.1 |
| Non-current assets | **300.3** | 738.0 | **–** | 5.4 |
| Current liabilities | **(64.3)** | (148.5) | **–** | (25.0) |
| Non-current liabilities | **(264.5)** | (754.6) | **–** | – |
| Group share of net assets | **22.7** | 77.7 | **–** | 7.5 |

An analysis of the group's share of the revenue and expenses of joint ventures and associates is as follows:

| | **Joint ventures 2007 £ million** | Joint ventures 2006 £ million | **Associates 2007 £ million** | Associates 2006 £ million |
|---|---|---|---|---|
| Revenue | **40.1** | 101.8 | **10.4** | 50.6 |
| Expenses | **(38.2)** | (101.7) | **(10.5)** | (50.5) |
| Share of profit/(loss) before tax | **1.9** | 0.1 | **(0.1)** | 0.1 |
| Tax | **(0.6)** | (0.8) | **–** | 0.5 |
| Share of post-tax results | **1.3** | (0.7) | **(0.1)** | 0.6 |

Guarantees and commitments in respect of joint ventures and associates are set out in note 28.

## 13 Interest in joint ventures, associates and other investments continued

**PPP service concessions**

Details of the PPP service concessions are as follows:

| | | Financial close | Equity stake | Concession period | Net equity invested | Equity committed |
|---|---|---|---|---|---|---|
| Transport | A13 Thames Gateway | 2000 | 25% | 30 years | –* | – |
| | Incheon Bridge, Korea | 2005 | 29% | 30 years | £15.7m | £4.9m |
| Accommodation | Inland Revenue | | | | | |
| | Newcastle Estate | 1998 | 50% | 25-31 years | £0.5m | – |

*The net equity invested in A13 Thames Gateway has been previously written down from £5.9 million to £nil.

## 14 Retirement benefit assets and liabilities

The group operates a number of pension schemes for UK and overseas employees. Substantially all UK members are in funded defined benefit schemes, the main schemes being the AMEC Staff Pension Scheme and the AMEC Executive Pension Scheme. The majority of overseas members are in defined contribution schemes. Contributions by the group into defined contribution schemes are disclosed in note 6.

**Defined benefit schemes**

The valuations used have been based on the most recent valuations of the two major UK schemes as at 31 December 2004 and 1 April 2005, and updated by the schemes' actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2007. The assets of the schemes are stated at their aggregate market value as at 31 December.

The principal assumptions made by the actuaries in relation to the main UK schemes are as follows:

| | **2007 Per cent** | 2006 Per cent |
|---|---|---|
| Rate of discount | **5.7** | 5.1 |
| Rate of inflation | **3.2** | 3.0 |
| Rate of increase in salaries | **4.2** | 4.0 |
| Rate of increase in pensions in payment | **3.2** | 3.0 |
| Expected rate of return on scheme assets: | | |
| Equities | **8.1** | 7.7 |
| Bonds | **5.7** | 4.4 |
| Property | **6.6** | 6.2 |
| Other | **5.5** | 4.5 |

For the main UK pension schemes, the assumed life expectancy is as follows:

| | Male years | Female years |
|---|---|---|
| Member aged 60 (current life expectancy) | 23.8 | 26.8 |
| Member aged 40 (life expectancy at 60) | 25.0 | 27.8 |

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets for the portfolio.

Since the year-end, equity markets have fallen. The board estimates that as at 31 January 2008, this would have resulted in the pre-tax surplus of the schemes declining by c.£50 million under an IAS 19 valuation.

Recent guidance from the Pensions Regulator regarding longevity statistics suggests that further strengthening of mortality assumptions may be appropriate, and specifically alludes to the adoption of the 'long-cohort' rate of improvement as a benchmark for occupational scheme mortality going forward. The mortality experience of the AMEC schemes will be reviewed in detail at the next actuarial valuation, due as at 1 April 2008. A move to long-cohort assumptions would reduce the current funding surplus (pre-tax) by c.£60 million or approximately five per cent of liabilities. Even after taking into account both the recent fall in equity markets and the potential move to long-cohort assumptions, the schemes would remain in a strong position.

The surplus has been presented net of deferred tax on the balance sheet in 2007, following a review of the basis of recoverability.

**14 Retirement benefit assets and liabilities** continued

The amounts recognised in the balance sheet are as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Retirement benefit assets | **248.0** | 105.6 |
| Deferred tax on retirement benefit assets | **(86.7)** | – |
| Retirement benefit assets net of deferred tax | **161.3** | 105.6 |
| Retirement benefit liabilities | **(11.3)** | (13.0) |
| Retirement benefit net asset | **150.0** | 92.6 |

The retirement benefit liabilities of £11.3 million (2006: £13.0 million) reflect primarily the deficit on the overseas schemes.

The major categories of scheme assets as a percentage of total scheme assets are as follows:

| | 2007 Per cent | 2006 Per cent |
|---|---|---|
| Equities | **32.7** | 54.0 |
| Bonds | **57.8** | 33.5 |
| Real estate | **9.3** | 9.5 |
| Other | **0.2** | 3.0 |
| | **100.0** | 100.0 |

The amounts recognised in the income statement are as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Current service cost | **26.4** | 31.5 |
| Interest cost | **59.4** | 53.1 |
| Expected return on scheme assets | **(80.3)** | (72.8) |
| Total expense included within staff costs (note 6, note 9) | **5.5** | 11.8 |
| Curtailment gain | **(28.5)** | – |
| Total amount recognised in the income statement | **(23.0)** | 11.8 |
| The total amount is recognised in the income statement as follows: | | |
| Cost of sales | **(3.1)** | (0.8) |
| Administrative expenses | **1.2** | (0.8) |
| (Loss)/profit for the year from discontinued operations: | | |
| Before exceptional items | **7.4** | 13.4 |
| Profit on disposal | **(28.5)** | – |
| Total amount recognised in the income statement | **(23.0)** | 11.8 |

The curtailment gain arises as a result of active members in the disposed businesses becoming deferred pensioners, releasing the salary growth reserve held in relation to their accrued pension benefits.

Changes in the present value of the defined benefit liability are as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| As at 1 January | **1,150.5** | 1,270.1 |
| Exchange movements | **6.2** | 1.1 |
| Reclassification | **26.4** | - |
| Current service cost | **26.4** | 31.5 |
| Interest cost | **59.4** | 53.1 |
| Plan participants' contributions | **10.1** | 10.5 |
| Actuarial (gains)/losses | **(90.7)** | 1.0 |
| Liabilities of businesses sold | **-** | (47.1) |
| Liabilities of businesses reclassified as held for sale | **-** | (1.7) |
| Curtailment gain | **(28.5)** | - |
| Benefits paid | **(68.9)** | (40.7) |
| Reclassified as investment in associate | **-** | (127.3) |
| **As at 31 December** | **1,090.9** | 1,150.5 |

## 14 Retirement benefit assets and liabilities continued

Changes in the fair value of scheme assets are as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| As at 1 January | **1,243.1** | 1,288.6 |
| Exchange movements | **4.8** | – |
| Reclassification | **26.4** | – |
| Expected return on plan assets | **80.3** | 72.8 |
| Actuarial (losses)/gains | **(4.6)** | 3.9 |
| Employer contributions | **36.4** | 31.4 |
| Plan participants' contributions | **10.1** | 10.5 |
| Benefits paid | **(68.9)** | (40.7) |
| Reclassified as investment in associate | **–** | (123.4) |
| **As at 31 December** | **1,327.6** | 1,243.1 |

The movement in the scheme net assets during the year is as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Scheme net asset as at 1 January | **92.6** | 18.5 |
| Exchange movements | **(1.4)** | (1.1) |
| Total expense as above | **(5.5)** | (11.8) |
| Employer contributions | **36.4** | 31.4 |
| Liabilities of businesses sold | **–** | 47.1 |
| Curtailment gain | **28.5** | – |
| Actuarial gains recognised in reserves | **86.1** | 2.9 |
| Reclassified to liabilities held for sale | **–** | 1.7 |
| Reclassified as investment in associate | **–** | 3.9 |
| **Scheme net asset as at 31 December** | **236.7** | 92.6 |

Cumulative actuarial gains and losses recognised in equity are as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| As at 1 January | **(63.9)** | (66.8) |
| Net actuarial gains recognised in the year | **86.1** | 2.9 |
| **As at 31 December** | **22.2** | (63.9) |

The actual return on scheme assets is as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Actual return on scheme assets | **75.7** | 76.7 |

The history of experience gains and losses has been as follows:

| | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| Defined benefit obligation as at 31 December (£ million) | **(1,090.9)** | (1,150.5) | (1,270.1) | (1,094.9) |
| Fair value of assets as at 31 December (£ million) | **1,327.6** | 1,243.1 | 1,288.6 | 1,161.5 |
| Surplus (£ million) | **236.7** | 92.6 | 18.5 | 66.6 |
| Difference between expected and actual return on scheme assets (£ million) | **(4.6)** | 3.9 | 130.8 | 27.8 |
| Percentage of scheme assets | **(0.3)** | 0.3 | 10.2 | 2.4 |
| Experience gains and losses on scheme liabilities (£ million) | **3.5** | – | (27.3) | (0.7) |
| Percentage of scheme liabilities | **0.3** | – | (2.1) | (0.1) |

**Contributions**

The company expects to contribute £16.1 million to its defined benefit pension schemes in 2008. This includes special contributions of £8.4 million.

### 15 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

**Recognised deferred tax assets and liabilities**

| | Assets | | Liabilities | | Net | |
|---|---|---|---|---|---|---|
| | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million | **2007 £ million** | 2006 £ million |
| Property, plant and equipment | **14.2** | 11.4 | **(0.4)** | (0.2) | **13.8** | 11.2 |
| Intangible assets | **–** | – | **(1.9)** | (2.9) | **(1.9)** | (2.9) |
| Retirement benefits | **4.1** | 2.9 | **(0.2)** | (28.2) | **3.9** | (25.3) |
| Derivative financial instruments | **0.9** | 1.5 | **(0.3)** | (1.0) | **0.6** | 0.5 |
| Provisions | **15.3** | 1.8 | **–** | – | **15.3** | 1.8 |
| Employee share schemes | **17.8** | – | **–** | – | **17.8** | – |
| Other items | **11.4** | 21.3 | **(3.5)** | (22.8) | **7.9** | (1.5) |
| Tax losses carried forward | **1.5** | 22.3 | **–** | – | **1.5** | 22.3 |
| Deferred tax assets/(liabilities) | **65.2** | 61.2 | **(6.3)** | (55.1) | **58.9** | 6.1 |
| Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority | **(6.3)** | (44.8) | **6.3** | 44.8 | **–** | – |
| Net deferred tax assets/(liabilities) | **58.9** | 16.4 | **–** | (10.3) | **58.9** | 6.1 |

**Movements in deferred tax assets and liabilities during the year**

| | As at 1 January 2006 £ million | Exchange and other movements £ million | Recognised on acquisitions and transfers £ million | Disposals £ million | Recognised in income £ million | Recognised in equity £ million | Reclassified as held for sale £ million | As at 31 December 2006 £ million |
|---|---|---|---|---|---|---|---|---|
| Property, plant and equipment | 6.6 | – | – | 0.8 | 3.8 | – | – | 11.2 |
| Intangible assets | (2.9) | – | – | – | – | – | – | (2.9) |
| Retirement benefits | (3.9) | 1.5 | 1.6 | (17.4) | (5.5) | (1.6) | – | (25.3) |
| Derivative financial instruments | 6.3 | (0.6) | – | (2.7) | 1.1 | (3.2) | (0.4) | 0.5 |
| Provisions | 1.8 | – | – | – | – | – | – | 1.8 |
| Other items | (4.6) | – | (2.0) | (2.2) | 7.3 | – | – | (1.5) |
| Tax losses carried forward | 20.5 | 2.3 | – | (12.3) | 11.8 | – | – | 22.3 |
| | 23.8 | 3.2 | (0.4) | (33.8) | 18.5 | (4.8) | (0.4) | 6.1 |

| | As at 1 January 2007 £ million | Exchange and other movements £ million | Disposals £ million | Recognised in income £ million | Recognised in equity £ million | Reclassified to retirement benefit asset £ million | Reclassified as held for sale £ million | **As at 31 December 2007 £ million** |
|---|---|---|---|---|---|---|---|---|
| Property, plant and equipment | 11.2 | – | – | 2.6 | – | – | – | **13.8** |
| Intangible assets | (2.9) | 0.1 | – | 0.9 | – | – | – | **(1.9)** |
| Retirement benefits | (25.3) | 0.6 | 0.1 | (22.3) | (35.9) | 86.7 | – | **3.9** |
| Derivative financial instruments | 0.5 | – | – | – | 0.1 | – | – | **0.6** |
| Provisions | 1.8 | – | – | 13.5 | – | – | – | **15.3** |
| Employee share schemes | – | – | – | 4.1 | 13.7 | – | – | **17.8** |
| Other items | (1.5) | 0.9 | 0.4 | 3.7 | 0.2 | – | 4.2 | **7.9** |
| Tax losses carried forward | 22.3 | – | – | (20.8) | – | – | – | **1.5** |
| | 6.1 | 1.6 | 0.5 | (18.3) | (21.9) | 86.7 | 4.2 | **58.9** |

The deferred tax charge of £18.3 million recognised in income consists of a credit of £7.2 million relating to continuing operations and a charge of £25.5 million in respect of discontinued operations.

Included within the deferred tax credit relating to continuing operations are a charge of £1.5 million which results from the provision of deferred tax on the pension surplus at 35 per cent; and a charge of £1.3 million being the impact on deferred tax of the change in UK tax rate to 28 per cent.

The deferred tax charge of £35.9 million in respect of retirement benefit assets and liabilities which was recognised in equity in 2007 consists of £26.4 million relating to the 2007 actuarial valuation and £9.5 million relating to the change in recognition criteria for retirement benefit assets.

## 15 Deferred tax assets and liabilities continued

### Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Deductible temporary differences | **34.4** | 10.5 |
| Tax losses | **45.8** | 54.9 |
| | **80.2** | 65.4 |

Tax losses of £8.4 million arising in Canada and the US which are unrecognised by the group expire between 2022 and 2024.

The other tax losses and deductible temporary differences not recognised by the group do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that profit will be available against which the group can utilise the benefits therefrom.

## 16 Inventories

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Development land and work in progress | **–** | 36.5 |
| Raw materials and consumables | **3.5** | 1.3 |
| Other work in progress | **2.5** | 8.4 |
| Finished goods and goods for resale | **0.1** | 1.5 |
| | **6.1** | 47.7 |

Development land and work in progress at 31 December 2007 included assets to a value of £nil (2006: £17.4 million) expected to be consumed after more than one year.

The amount of inventories recognised as an expense during 2007 was £2.4 million (2006: £9.6 million), all of which related to operations now discontinued.

## 17 Current trade and other receivables

| | 2007 £ million | 2006 £ million |
|---|---|---|
| **Amounts expected to be recovered within one year:** | | |
| Gross amounts due from customers | **167.7** | 311.9 |
| Trade receivables | **294.5** | 415.3 |
| Amounts owed by joint ventures and associates | **3.2** | 2.4 |
| Other receivables | **19.2** | 17.5 |
| Prepayments and accrued income | **34.8** | 39.1 |
| | **519.4** | 786.2 |
| **Amounts expected to be recovered after more than one year:** | | |
| Trade receivables | **6.5** | 18.6 |
| Amounts owed by joint ventures and associates | **1.6** | 0.8 |
| Other receivables | **1.9** | 0.3 |
| Prepayments and accrued income | **–** | 0.4 |
| | **10.0** | 20.1 |
| | **529.4** | 806.3 |

Trade receivables expected to be recovered within one year include retentions of £20.9 million (2006: £41.6 million) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £6.5 million (2006: £10.6 million) relating to contracts in progress.

The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all contracts in progress for continuing businesses at the balance sheet date was £5,606.4 million (2006: £9,260.4 million).

Trade receivables, amounts owed by joint ventures and associates and other receivables are classified as loans and receivables.

### 18 Assets and liabilities held for sale

As at 31 December 2007, the following assets and liabilities of AMEC's interests in the Petersbogen and RMG joint ventures were classified as being held for sale. As at 31 December 2006, the assets and liabilities of the pipelines construction businesses were classified as held for sale.

| | 2007 £ million | 2006 £ million |
|---|---|---|
| **Assets held for sale** | | |
| Property, plant and equipment | - | 10.1 |
| Interests in joint ventures | **14.8** | - |
| Other investments | - | 0.7 |
| Deferred tax assets | - | 0.4 |
| Trade and other receivables | **4.2** | 61.5 |
| Derivative financial instruments | - | 1.4 |
| Cash and cash equivalents | - | 33.0 |
| | **19.0** | 107.1 |
| **Liabilities held for sale** | | |
| Bank and other overdrafts | - | (0.8) |
| Trade and other payables | **(1.2)** | (66.3) |
| Tax payable | - | (0.7) |
| Retirement benefit liability | - | (1.7) |
| Deferred tax liabilities | **(4.2)** | - |
| | **(5.4)** | (69.5) |
| **Net assets held for sale** | **13.6** | 37.6 |

### 19 Current trade and other payables

| | 2007 £ million | 2006 £ million |
|---|---|---|
| **Amounts expected to be settled within one year:** | | |
| Trade payables | **376.4** | 661.6 |
| Gross amounts due to customers | **56.1** | 149.2 |
| Amounts owed to joint ventures and associates | **0.3** | 1.5 |
| Other taxation and social security costs | **35.2** | 42.3 |
| Other payables | **75.2** | 59.3 |
| Accruals and deferred income | **77.0** | 85.1 |
| Dividends | **15.5** | 14.0 |
| | **635.7** | 1,013.0 |
| **Amounts expected to be settled after more than one year:** | | |
| Trade payables | **2.0** | 0.9 |
| Contract provisions | - | 4.7 |
| Other payables | **3.7** | 0.9 |
| Accruals and deferred income | **0.1** | 1.9 |
| | **5.8** | 8.4 |
| | **641.5** | 1,021.4 |

Gross amounts due to customers includes advances received of £42.6 million (2006: £46.9 million of which £4.4 million related to operations now discontinued).

Trade payables, amounts owed to joint ventures and associates, other taxation and social security costs, other payables and dividends are classified as other financial liabilities.

## 20 Bank loans and overdrafts

| | 2007 £ million | 2006 £ million |
|---|---|---|
| **Current** | | |
| Bank loans and overdrafts | **0.8** | 13.6 |
| **Non-current** | | |
| Bank loans | **0.1** | 6.9 |

All of the group's borrowings are unsecured. The bank loans and overdrafts are denominated in a number of currencies and bear interest based on LIBOR.

## 21 Financial instruments

Details of the group's financial risk management objectives and policies, together with its policies for hedging are provided in the business and financial review on pages 56 and 57.

**Hedging of interest rate risk**

The group holds significant net cash balances following the disposal of AMEC SPIE, the Built Environment and other peripheral businesses during 2006 and 2007. The group intends to reinvest these monies into the core activities and return up to £80 million to shareholders via the previously announced share buy back. Accordingly, the group has decided not to hedge against longer term interest rate fluctuations. This policy will be kept under review.

**Hedging of foreign currency risk – cash flow hedges**

The group looks to mitigate the foreign exchange risk typically arising where contracts are awarded in, or involve costs, in non-local currency. Forward foreign exchange contracts and foreign exchange swaps are used for this purpose and designated as cash flow hedges. The notional contract amount, carrying amount and fair values of forward contracts and swaps designated as cash flow hedges are as follows:

| | 2007 Notional contract amount £ million | 2006 Notional contract amount £ million | 2007 Carrying amount and fair value £ million | 2006 Carrying amount and fair value £ million |
|---|---|---|---|---|
| Current assets | **25.1** | 10.7 | **1.6** | 0.7 |
| Assets classified as held for sale | **–** | 18.3 | **–** | 1.4 |
| Current liabilities | **12.0** | 80.2 | **(0.9)** | (1.8) |
| | **37.1** | 109.2 | **0.7** | 0.3 |

The following tables indicate the periods in which the cash flows associated with the forward foreign exchange contracts designated as cash flow hedges are expected to occur:

**2007**

| | Carrying amount £ million | Expected cash flows £ million | 6 months or less £ million | 6-12 months £ million | 1-2 years £ million | 2-5 years £ million | More than 5 years £ million |
|---|---|---|---|---|---|---|---|
| Forward exchange contracts | | | | | | | |
| Assets | **1.6** | **25.1** | **8.7** | **7.6** | **8.8** | **–** | **–** |
| Liabilities | **(0.9)** | **12.0** | **3.9** | **3.3** | **3.5** | **1.3** | **–** |
| | **0.7** | **37.1** | **12.6** | **10.9** | **12.3** | **1.3** | **–** |

2006

| | Carrying amount £ million | Expected cash flows £ million | 6 months or less £ million | 6-12 months £ million | 1-2 years £ million | 2-5 years £ million | More than 5 years £ million |
|---|---|---|---|---|---|---|---|
| Forward exchange contracts | | | | | | | |
| Assets | 0.7 | 10.7 | 5.9 | 0.9 | 1.8 | 2.1 | – |
| Liabilities | (1.8) | 80.2 | 47.6 | 14.5 | 10.3 | 7.8 | – |
| | (1.1) | 90.9 | 53.5 | 15.4 | 12.1 | 9.9 | – |

## 21 Financial instruments continued

The following tables indicate the periods in which the cash flows associated with the forward foreign exchange contracts designated as cash flow hedges are expected to impact profit or loss:

| 2007 | Carrying amount £ million | Expected cash flows £ million | 6 months or less £ million | 6-12 months £ million | 1-2 years £ million | 2-5 years £ million | More than 5 years £ million |
|---|---|---|---|---|---|---|---|
| Forward exchange contracts | | | | | | | |
| Assets | **1.6** | **25.1** | **8.7** | **7.6** | **8.8** | **-** | **-** |
| Liabilities | **(0.9)** | **12.0** | **3.9** | **3.3** | **3.5** | **1.3** | **-** |
| | **0.7** | **37.1** | **12.6** | **10.9** | **12.3** | **1.3** | **-** |

| 2006 | Carrying amount £ million | Expected cash flows £ million | 6 months or less £ million | 6-12 months £ million | 1-2 years £ million | 2-5 years £ million | More than 5 years £ million |
|---|---|---|---|---|---|---|---|
| Forward exchange contracts | | | | | | | |
| Assets | 0.7 | 10.7 | 5.9 | 0.9 | 1.8 | 2.1 | - |
| Liabilities | (1.8) | 80.2 | 47.6 | 14.5 | 10.3 | 7.8 | - |
| | (1.1) | 90.9 | 53.5 | 15.4 | 12.1 | 9.9 | - |

Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows:

| | **2007 Notional contract amount £ million** | 2006 Notional contract amount £ million | **2007 Carrying amount and fair value £ million** | 2006 Carrying amount and fair value £ million |
|---|---|---|---|---|
| Current assets | **69.4** | 36.4 | **1.5** | 0.1 |
| Current liabilities | **9.7** | 9.4 | **(0.3)** | (0.1) |
| | **79.1** | 45.8 | **1.2** | - |

**Hedging of foreign currency risk – net investment hedges**

The group uses cross currency swaps and, until repayment of substantially all the group's debt during 2006, foreign currency denominated borrowings which have been designated as hedges of the net investments in subsidiaries in Canada, the US and formerly in France. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows:

| | **2007 Notional contract amount £ million** | 2006 Notional contract amount £ million | **2007 Carrying amount and fair value £ million** | 2006 Carrying amount and fair value £ million |
|---|---|---|---|---|
| Current assets | **-** | 127.5 | **-** | 8.2 |
| Current liabilities | **138.3** | - | **(4.1)** | - |

A net foreign exchange loss for the year of £8.6 million (2006: gain of £16.4 million) was recognised in the translation reserve in respect of these swaps and borrowings.

**Interest rate risk – contractual maturity and effective interest rates**

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature:

| 2007 | Effective interest rate Per cent | Total £ million | 6 months or less £ million | 6-12 months £ million | 1-2 years £ million | 2-5 years £ million | More than 5 years £ million |
|---|---|---|---|---|---|---|---|
| Cash and cash equivalents | **5.3** | **734.1** | **734.1** | **-** | **-** | **-** | **-** |
| Unsecured bank loans: | | | | | | | |
| Sterling fixed rate loan | **6.8** | **(0.2)** | **(0.2)** | **-** | **-** | **-** | **-** |
| Bank overdrafts | | | | | | | |
| Sterling overdraft | **6.3** | **(0.7)** | **(0.7)** | **-** | **-** | **-** | **-** |
| | | **733.2** | **733.2** | **-** | **-** | **-** | **-** |

## 21 Financial instruments continued

| | Effective interest rate Per cent | Total £ million | 6 months or less £ million | 6-12 months £ million | 1-2 years £ million | 2-5 years £ million | More than 5 years £ million |
|---|---|---|---|---|---|---|---|
| | | | | | | | 2006 |
| Cash and cash equivalents | 3.7 | 375.4 | 375.4 | - | - | - | - |
| Unsecured bank loans: | | | | | | | |
| Sterling floating rate loan | 4.0 | (19.3) | (7.6) | (4.8) | (6.9) | - | - |
| Bank overdrafts | | | | | | | |
| Sterling overdraft | 6.0 | (1.2) | (1.2) | - | - | - | - |
| | | 354.9 | 366.6 | (4.8) | (6.9) | - | - |

**Currency risk**
The group publishes its consolidated financial statements in Sterling. It conducts business in a range of currencies, including Canadian and US dollars and currencies linked to the US dollar. As a result, the group is exposed to foreign exchange risks, which will affect transaction costs and the translation results and value of underlying assets of its foreign subsidiaries.

The group hedges its material transaction related exposures. With respect to translation exposure, the group does not hedge the profits generated in non-Sterling currencies but does hedge a proportion of assets denominated in foreign currencies.

The impact of a 10 per cent movement in the average Sterling/Canadian dollar and Sterling/US dollar rates on post-tax profit for 2007 is £7.0 million. The impact of a 10 per cent movement in the closing rates on equity for 2007 is £14.0 million.

**Credit risk**
The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments recorded in the balance sheet.

The ageing of trade receivables at the year end was:

| | **Gross receiveables 2007 £ million** | **Impairment 2007 £ million** | Gross receivables 2006 £ million | Impairment 2006 £ million |
|---|---|---|---|---|
| Not past due | **188.6** | **(0.5)** | 287.1 | (0.6) |
| Past due 0-30 days | **48.1** | **-** | 43.9 | - |
| Past due 31-120 days | **27.4** | **(1.8)** | 29.5 | (3.2) |
| Past due 121-365 days | **12.1** | **(5.7)** | 12.9 | (2.6) |
| More than one year | **17.4** | **(12.0)** | 28.4 | (13.7) |
| | **293.6** | **(20.0)** | 401.8 | (20.1) |

The above analysis excludes retentions relating to contracts in progress of £20.9 million (2006: £41.6 million) expected to be recovered within one year and £6.5 million (2006: £10.6 million) expected to be recovered after one year. Net receivables as at 31 December 2007 include £5.4 million in respect of amounts overdue by more than one year. The group believes there is no material exposure in respect of these balances.

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| As at 1 January | **(20.1)** | (49.7) |
| Disposal of businesses | **2.6** | 22.0 |
| (Addition)/reduction in impairment allowance | **(2.5)** | 7.6 |
| As at 31 December | **(20.0)** | (20.1) |

Based on past experience, the group believes that no material impairment allowance is necessary in respect of trade receivables not past due.

Trade receivable exposures are typically with large companies and government backed organisations, and the credit ratings of these organisations are monitored. Credit risks are minimised through the use of letters of credit, parent company guarantees, insurance instruments and forward funding where achievable.

The group's most significant customer is Shell, which in 2007 accounted for around 10 per cent of continuing revenues.

The group holds significant net cash balances following the disposal of AMEC SPIE, the Built Environment businesses and other peripheral businesses during 2006 and 2007. The group intends to reinvest these monies into the core activities and return up to £80 million to shareholders via the previously announced share buy back.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with counterparties up to a pre-approved limit. These limits are set at prudent levels by the board, are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch and have been reviewed in light of the recent market turbulence. Credit ratings are monitored continuously by group treasury.

## 21 Financial instruments continued

### Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

| | **Carrying amount 2007 £ million** | Carrying amount 2006 £ million | **Fair value 2007 £ million** | Fair value 2006 £ million |
|---|---|---|---|---|
| Current trade and other receivables | **326.9** | 454.9 | **326.9** | 454.9 |
| Forward foreign exchange contracts and foreign exchange swaps: | | | | |
| Assets | **3.1** | 9.0 | **3.1** | 9.0 |
| Liabilities | **(5.3)** | (1.9) | **(5.3)** | (1.9) |
| Cash and cash equivalents | **734.1** | 375.4 | **734.1** | 375.4 |
| Bank overdrafts | **(0.7)** | (1.2) | **(0.7)** | (1.2) |
| Unsecured bank loans | **(0.2)** | (19.3) | **(0.2)** | (19.3) |
| Current trade and other payables | **(508.3)** | (780.5) | **(508.3)** | (780.5) |
| Assets and liabilities classified as held for sale: | | | | |
| Trade and other receivables | **4.2** | 12.2 | **4.2** | 12.2 |
| Forward foreign exchange contracts and foreign exchange swaps | **–** | 1.4 | **–** | 1.4 |
| Cash and cash equivalents | **–** | 33.0 | **–** | 33.0 |
| Bank and other overdrafts | **–** | (0.8) | **–** | (0.8) |
| Trade and other payables | **(1.2)** | (60.0) | **(1.2)** | (60.0) |

Fair values are determined as follows:

Trade and other receivables and payables are valued at their amortised cost, which are deemed to reflect fair value.

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates.

The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate.

Bank loans and bonds are valued based on discounted expected future principal and interest cash flows.

## 22 Provisions

| | Litigation settlement and future legal costs £ million | Indemnities granted and retained obligations on disposed businesses £ million | Insurance £ million | Onerous property contracts £ million | Total £ million |
|---|---|---|---|---|---|
| As at 1 January 2007 | 85.3 | 53.6 | 25.8 | 9.1 | 173.8 |
| Exchange movements | (0.5) | 3.6 | – | – | 3.1 |
| Utilised | (17.0) | (8.3) | – | – | (25.3) |
| Charged/(credited) to the income statement: | | | | | |
| Additional provisions | 20.4 | 35.0 | 14.1 | 3.0 | 72.5 |
| Unused amounts reversed | (16.7) | (5.0) | – | (3.0) | (24.7) |
| **As at 31 December 2007** | **71.5** | **78.9** | **39.9** | **9.1** | **199.4** |

Provision was made during 2006 and prior for the estimated litigation settlement future legal costs in connection with the group's ongoing major litigation – major contingent liabilities are discussed in more detail in note 28.

In 2007 provision has been made for obligations relating to completed projects related to the Built Environment and other peripheral businesses which have been sold during 2007.

The provision for indemnities relates to the indemnification of the purchasers of SPIE in 2006, purchasers of the Built Environment businesses and other peripheral businesses in 2007.

The insurance provision relates to the potential liabilities in the group's captive insurance entity and provisions in relation to risks associated with insurance claims.

Future outflows in respect of the onerous property contracts are expected to occur over the next several years. Due to the nature of the other liabilities, the timing of any potential future outflows is uncertain.

## 23 Share capital and reserves

| | Share capital £ million | Share premium account £ million | Hedging reserve £ million | Translation reserve £ million | Capital redemption reserve £ million | Retained earnings £ million | Amounts recognised in equity relating to assets and liabilities held for sale £ million | Total equity attributable to equity holders of the company £ million | Minority interests £ million | Total equity £ million |
|---|---|---|---|---|---|---|---|---|---|---|
| As at 1 January 2006 | 166.4 | 89.5 | (27.7) | 21.9 | 17.2 | 55.3 | – | 322.6 | 0.3 | 322.9 |
| Total recognised income and expense | – | – | 12.0 | (22.7) | – | 222.0 | – | 211.3 | 2.6 | 213.9 |
| Dividends | – | – | – | – | – | (38.3) | – | (38.3) | – | (38.3) |
| Shares issued | 0.4 | 1.2 | – | – | – | – | – | 1.6 | – | 1.6 |
| Equity settled share-based payments | – | – | – | – | – | (2.3) | – | (2.3) | – | (2.3) |
| Disposal of shares by trustees of the Performance Share Plan 2002 | – | – | – | – | – | 2.2 | – | 2.2 | – | 2.2 |
| Reclassification | – | – | (0.9) | – | – | – | 0.9 | – | – | – |
| Recognised in profit on disposal | – | – | 1.5 | (4.6) | – | – | – | (3.1) | (2.1) | (5.2) |
| As at 31 December 2006 | 166.8 | 90.7 | (15.1) | (5.4) | 17.2 | 238.9 | 0.9 | 494.0 | 0.8 | 494.8 |
| Total recognised income and expense | – | – | 2.2 | 23.5 | – | 408.7 | (0.1) | 434.3 | 0.1 | 434.4 |
| Dividends | – | – | – | – | – | (41.3) | – | (41.3) | – | (41.3) |
| Shares issued | 1.9 | 8.8 | – | – | – | – | – | 10.7 | – | 10.7 |
| Equity settled share-based payments | – | – | – | – | – | 5.3 | – | 5.3 | – | 5.3 |
| Disposal of shares by trustees of the Performance Share Plan 2002 | – | – | – | – | – | 0.3 | – | 0.3 | – | 0.3 |
| Dividend paid to minority interests | – | – | – | – | – | – | – | – | (0.1) | (0.1) |
| Acquisition of treasury shares | – | – | – | – | – | (21.5) | – | (21.5) | – | (21.5) |
| Recognised in profit on disposal | – | – | 11.0 | 0.6 | – | – | (0.8) | 10.8 | – | 10.8 |
| **As at 31 December 2007** | **168.7** | **99.5** | **(1.9)** | **18.7** | **17.2** | **590.4** | **–** | **892.6** | **0.8** | **893.4** |

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations, as well as from the translation of liabilities and the cumulative net change in the fair value of instruments that hedge the company's net investment in foreign subsidiaries.

The group has acquired 3,768,800 shares during the year which are held in treasury. As at 31 December 2007, £21.5 million had been deducted from equity in respect of these shares.

A qualifying share ownership trust ('the Quest') was established on 26 August 1999. The Quest holds shares issued by the company in connection with the savings related share option scheme. During the year the company allotted 811,773 (2006: 123,437) shares to the Quest and the Quest transferred 1,689,796 (2006: 186,710) of these shares to employees exercising options.

As at 31 December 2007 the Quest held 259 (2006: 878,282) shares.

**23 Share capital and reserves** continued

**Share capital**

The authorised share capital of the company is £350.0 million (2006: £350.0 million). This comprises 700 million (2006: 700 million) ordinary shares of 50 pence each. All the ordinary shares rank parri passu in all respects. To the company's knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares.

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Allotted, called up and fully paid ordinary shares of 50 pence each | **168.7** | 166.8 |

The movement in issued share capital was as follows:

| | Number | £ million |
|---|---|---|
| As at 1 January 2006 | 332,856,732 | 166.4 |
| Qualifying employee share ownership trust allotments | 123,437 | 0.1 |
| Exercise of executive share options | 451,998 | 0.2 |
| Exercise of savings related share options | 178,124 | 0.1 |
| As at 31 December 2006 | 333,610,291 | 166.8 |
| Qualifying employee share ownership trust allotments | 811,773 | 0.4 |
| Exercise of executive share options | 24,424 | – |
| Exercise of savings related share options | 3,031,797 | 1.5 |
| **As at 31 December 2007** | **337,478,285** | **168.7** |

During the year the company issued 3,867,994 ordinary shares of 50 pence each, for a consideration of £10.7 million, settled in cash.

**Share-based payments**

Offers are made periodically in certain countries under the UK and International Savings Related Share Option Schemes which are open to all employees in those countries who meet minimum service criteria. Grants of share options are made to participating employees that entitle them to buy shares in the company normally after three years at up to 20 per cent discount to the market price of the shares at the time of offer. In the USA, to conform with the relevant tax rules, options are granted at a maximum discount of 15% to the share price at the time of grant and are normally exercisable after 2 years.

Under the Executive Share Option Scheme 2002, directors and selected senior employees have been granted share options with a maximum term of ten years that are subject to a non-market based performance condition. No awards have been made under this scheme since 2004. The ongoing executive long-term incentive scheme is the Performance Share Plan 2002. Annual awards are made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three-year period. Detailed terms of this plan are included in the remuneration report on pages 73 and 74.

All of the share-based payment arrangements operated by the group are equity-settled and, other than in defined good leaver circumstances, require participants to be still in employment with the group at the time of vesting.

The number and weighted average exercise price of share options under the Savings Related Share Option Scheme and the Executive Share Option Scheme 2002 are as follows:

| | Weighted average exercise price 2007 pence | Number of options 2007 | Weighted average exercise price 2006 pence | Number of options 2006 |
|---|---|---|---|---|
| Outstanding on 1 January | **257** | **13,617,285** | 257 | 17,438,769 |
| Lapsed | **270** | **(4,923,788)** | 277 | (2,998,656) |
| Exercised | **227** | **(4,703,019)** | 192 | (822,828) |
| Granted | **601** | **3,205,555** | – | – |
| Outstanding on 31 December | **421** | **7,196,033** | 257 | 13,617,285 |
| Exercisable on 31 December | **276** | **1,634,500** | 218 | 1,850,545 |

Options were exercised on a regular basis during the year, and the average share price for the year was 640 pence (2006: 368 pence).

Options outstanding on 31 December 2007 have weighted average remaining contractual lives as follows:

| | Weighted average remaining contractual life 2007 years | Number of options 2007 | Weighted average remaining contractual life 2006 years | Number of options 2006 |
|---|---|---|---|---|
| 100.00 pence to 199.99 pence | **0.1** | **19,543** | 2.2 | 43,967 |
| 200.00 pence to 299.99 pence | **2.8** | **3,970,935** | 3.0 | 11,970,515 |
| Over 300.00 pence | **3.1** | **3,205,555** | 7.8 | 1,602,803 |
| | | **7,196,033** | | 13,617,285 |

## 23 Share capital and reserves continued

Share awards granted during the year under the Performance Share Plans are as follows:

| | Weighted average fair value 2007 pence | Number of shares 2007 | Weighted average fair value 2006 pence | Number of shares 2006 |
|---|---|---|---|---|
| Share awards granted during the year | **395** | **1,608,430** | 181 | 2,257,919 |

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding year, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows:

| | Savings Related Share Option Scheme | | Performance Share Plan 2002 | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| Pricing model used | **Black-Scholes** | Black-Scholes | **Monte Carlo** | Monte Carlo |
| Weighted average fair value at measurement date | **210p** | – | **395p** | 181p |
| Share price | **747p** | – | **532p** | 334p |
| Exercise price | **601p** | – | **N/A** | N/A |
| Expected share price volatility | **24%** | – | **24%** | 24% |
| Option life | **3.3 years** | – | **N/A** | N/A |
| Expected dividend yield | **2.5%** | – | **2.5%** | 3% |
| Risk-free interest rate | **4.8%** | – | **N/A** | N/A |
| Comparator share price volatility | **N/A** | – | **24%** | 25% |
| Correlation between two companies in comparator group | **N/A** | – | **25%** | 20% |

The expected share price volatility is based on the historical volatility of the company's share price.

The performance conditions attaching to the Performance Share Plans involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award.

| **Dividends** | **2007 £ million** | 2006 £ million |
|---|---|---|
| **Dividends charged to reserves** | | |
| Final dividend in respect of 2006 of 8.0 pence per share (2006: final dividend in respect of 2005 of 7.5 pence) per share | **26.2** | 24.5 |
| Interim dividend in respect of 2007 of 4.6 pence per share (2006: interim dividend in respect of 2006 of 4.2 pence) per share | **15.1** | 13.8 |
| | **41.3** | 38.3 |
| **Dividends paid** | | |
| Interim dividend in respect of 2006 of 4.2 pence (2006: interim dividend in respect of 2005 of 4.0 pence) per share | **13.6** | 13.0 |
| Final dividend in respect of 2006 of 8.0 pence (2006: final dividend in respect of 2005 of 7.5 pence) per share | **26.2** | 24.5 |
| | **39.8** | 37.5 |

The amounts waived by Trustees of the Performance Share Plans in respect of the interim and final dividends was £0.7 million (2006: £0.8 million).

The amounts waived by Trustees of the qualifying employee share ownership trust in respect of the interim and final dividends was £nil million (2006: £0.1 million).

The directors are proposing a final dividend in respect of the financial year ending 31 December 2007 of 8.8 pence per share, which will absorb an estimated £29.2 million of equity. Subject to approval, it will be paid on 1 July 2008 to shareholders on the register of members on 23 May 2008. The dividend has not been provided for and there are no income tax consequences for the company.

# Notes to the consolidated accounts continued

## 24 Analysis of cash, cash equivalents and net cash

| | As at 1 January 2007 £ million | Cash flow £ million | Exchange and other non-cash movements £ million | **As at 31 December 2007 £ million** |
|---|---|---|---|---|
| Cash at bank and in hand | 336.2 | 380.0 | 4.2 | **720.4** |
| Short-term investments | 39.2 | (25.5) | – | **13.7** |
| Cash and cash equivalents disclosed on the balance sheet | 375.4 | 354.5 | 4.2 | **734.1** |
| Overdrafts | (1.2) | 0.5 | – | **(0.7)** |
| | 374.2 | 355.0 | 4.2 | **733.4** |
| Cash and cash equivalents (including overdrafts) classified as held for sale | 32.2 | (32.2) | – | **–** |
| Total cash and cash equivalents | 406.4 | 322.8 | 4.2 | **733.4** |
| Current debt | (12.4) | 12.3 | – | **(0.1)** |
| Non-current debt | (6.9) | 6.8 | – | **(0.1)** |
| Net cash as at the end of the year | 387.1 | 341.9 | 4.2 | **733.2** |

Short-term investments comprise short-term bank deposits.

Cash and cash equivalents as at 31 December 2007 include US$8.0 million which has been frozen by the courts (note 28).

Net cash is analysed between the amount disclosed in the balance sheet and amounts classified as held for sale as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Net cash disclosed on the balance sheet | **733.2** | 354.9 |
| Net cash classified as held for sale | **–** | 32.2 |
| Total net cash as at the end of the year | **733.2** | 387.1 |

## 25 Acquisitions and disposals

### Acquisitions

On 3 October 2007, the group acquired all the shares in Cade-Idepe for £12.6 million in cash and acquired cash of £0.3 million. Cade-Idepe is one of the largest independent Chilean engineering services companies and is based in Santiago.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Cade-Idepe were as follows:

| | Book value £ million | Fair value adjustments £ million | Recognised value £ million |
|---|---|---|---|
| Property, plant and equipment | 0.8 | – | 0.8 |
| Intangible assets | – | 1.5 | 1.5 |
| Trade and other receivables | 6.5 | – | 6.5 |
| Cash and cash equivalents | 0.3 | – | 0.3 |
| Trade and other payables | (3.1) | – | (3.1) |
| Net identifiable assets and liabilities | 4.5 | 1.5 | 6.0 |
| Goodwill on acquisition | | | 6.6 |
| | | | 12.6 |
| Consideration | | | |
| Cash (of which £2.5 million is deferred) | | | 12.3 |
| Cost of acquisition | | | 0.3 |
| | | | 12.6 |

As Cade-Idepe was acquired on 3 October 2007, its contribution to consolidated revenue and profit in the period from acquisition to 31 December 2007 were not material to the results of the group. The revenue and profit for the year ending 31 December 2007 for Cade-Idepe were not material to the group.

Goodwill has arisen on the acquisition of Cade-Idepe primarily because of synergies obtained through combining Cade-Idepe's specialist engineering expertise and strong customer relationships with AMEC's project management and engineering skills.

A number of other immaterial acquisitions were made in the year ended 31 December 2007 for £3.1 million (2006: £5.5 million) in cash with the assumption of cash of £0.2 million (2006: overdraft of £9.5 million). The aggregate fair value of the identifiable net liabilities was £1.1 million (2006: £2.6 million) excluding overdrafts assumed and the aggregate goodwill arising on the acquisitions was £1.8 million (2006: £17.6 million). There was no difference between book value and fair value to the group of the assets and liabilities acquired.

**25 Acquisitions and disposals** continued

The contributions of the acquired businesses to revenue and profit were not material to the results of the group.

Goodwill has been recognised on these acquisitions as a result of skilled workforces which did not meet the criteria for recognition as intangible assets at the dates of recognition.

All acquisitions in the year have been accounted for under the purchase method of accounting.

The acquisition cost of joint ventures and other investments amounted to £6.0 million (2006: £23.5 million) and principally related to investments in public private partnership projects and development projects.

**Disposals**

During 2007, the group sold its non-core Built Environment businesses, which are treated as discontinued operations in 2007 as follows:

On 27 July 2007, the divestment of the Property Developments and UK Building and Civil Engineering businesses to Morgan Sindall plc was completed.

On 14 September 2007, the divestment of the Building and Facilities Services business to SPIE S.A. was completed.

On 12 November 2007, the divestment of the management team and eight underlying PPP assets of the Project Investments business to Land Securities Trillium was completed.

Other non-core businesses divested during the year which are treated as discontinued operations include AMEC SPIE Capag, Buchan Concrete Solutions and Midwest pipelines.

The carrying value of the assets and liabilities sold and the profit on sale in respect of the discontinued operations were as follows:

| | £ million |
|---|---|
| Property, plant and equipment | 19.9 |
| Intangible assets | 0.4 |
| Interests in joint ventures, associates and other investments | 50.3 |
| Deferred tax | (0.3) |
| Inventories | 34.2 |
| Trade and other receivables | 225.0 |
| Cash and cash equivalents | 104.8 |
| Loan | (15.1) |
| Current tax | (0.8) |
| Trade and other payables | (360.3) |
| Derivative financial instruments | 1.3 |
| Net assets sold | 59.4 |
| Amounts provided in respect of indemnities and other liabilities (net of amounts released) | 20.9 |
| Pension curtailment gain | (28.5) |
| Amounts recognised in profit on disposal from the hedging and translation reserves | 10.8 |
| | 62.6 |
| Cash consideration received | 391.5 |
| Costs of disposal (of which £7.5 million was accrued at December 2007) | (36.5) |
| Profit on disposal | 292.4 |

Amounts provided in respect of indemnities and other liabilities above includes £35.0 million of indemnities granted and retained obligations (see note 22), £13.1 million of other liabilities and onerous lease provisions recorded less £27.2 million of centrally held working capital provisions relating to the discontinued operations that are no longer required.

In addition to the cash and cash equivalents of £104.8 million, an amount of £15.1 million previously accounted for as debt was eliminated on disposal.

The net cash flows attributable to discontinued operations during the year were as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Net cash flow from operating activities | **(0.7)** | (18.2) |
| Net cash flow from investing activities | **(2.3)** | (7.0) |
| Net cash flow from financing activities | **–** | (24.5) |
| | **(3.0)** | (49.7) |

AMEC SPIE Rail, Dynamic Structures and Monserco Limited were sold for a cash consideration of £24.6 million during the year, (net of costs of £1.3 million) together with cash sold of £3.1 million, resulting in a profit on disposal of £17.7 million. These businesses were treated as continuing operations.

Further proceeds of £3.1 million were received, primarily in respect of the repayment of loans by joint venture entities.

In 2006, the only material disposal was the sale of AMEC SPIE for a cash consideration of e1 billion (£684 million) which was completed on 27 July 2006.

**25 Acquisitions and disposals** continued

The carrying value of the assets and liabilities sold and the profit on sale of AMEC SPIE were as follows:

| | £ million |
|---|---|
| Property, plant and equipment | 57.9 |
| Intangible assets | 269.6 |
| Interests in joint ventures, associates and other investments | 28.1 |
| Deferred tax | 33.8 |
| Inventories | 13.4 |
| Trade and other receivables | 820.1 |
| Cash and cash equivalents | 39.7 |
| Trade and other payables | (903.2) |
| Derivative financial instruments | (3.5) |
| Retirement benefit liabilities | (47.1) |
| Net assets sold | 308.8 |
| Minority interest in net assets sold | (2.1) |
| | 306.7 |
| Provisions made in respect of indemnities | 52.0 |
| Amounts recognised in profit on disposal from the hedging and translation reserves | (3.1) |
| | 355.6 |
| Cash consideration received | 684.3 |
| Costs of disposal | (17.2) |
| Profit on disposal | 311.5 |

**26 Capital commitments**

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| Contracted but not provided for in the accounts | – | – |

As at 31 December 2007, there was a commitment to invest a total of £4.9 million (2006: £56.8 million in various PPP and regeneration partnership projects) in one PPP. As at 31 December 2007, there are no commitments to purchase land for development projects (2006: £15 million over the next ten years).

**27 Operating leases**

The total obligations under non-cancellable operating lease rentals for continuing operations are as follows:

| | **2007 £ million** | 2006 £ million |
|---|---|---|
| In one year or less | **27.2** | 29.6 |
| Between one and five years | **59.2** | 68.7 |
| Over five years | **24.8** | 30.0 |
| | **111.2** | 128.3 |

AMEC enters into the following types of lease: short-term plant hires; leases for motor vehicles and office equipment with lease periods of two to five years; and longer term property leases. None of the leases includes any contingent rentals.

**28 Contingent liabilities**

**Guarantees and indemnities**

The borrowings of joint ventures are generally without recourse to AMEC.

In the normal course of business, the company and certain subsidiaries have given counter indemnities in respect of performance bonds issued on behalf of group companies and parental guarantees have been given in support of the contractual obligations of group companies, joint ventures and associates on both a joint and a several basis.

As at 31 December 2007, AMEC has given performance guarantees in respect of Incheon Bridge Company Ltd's overhead costs during the construction phase and has an obligation to subscribe for additional equity (up to £8.1 million) in certain circumstances. Construction completion is expected to be achieved in late 2009 and no obligations under either of these undertakings are expected to arise. There is a separate commitment to invest equity in the Incheon Bridge Company (see note 13).

**Legal claims and actions**

AMEC has taken internal and external legal advice in considering known legal claims and actions made by or against the company. Consequently, it carefully assesses the likelihood of the success of a claim or action including those identified in this note. AMEC makes an appropriate provision for those legal claims or actions against the company on the basis of the likely outcome, but makes no provision for those which are, in its view, unlikely to succeed. Provisions of £71.5 million (2006: £85.3 million) are shown in note 22 in respect of these claims. It is not practicable to quantify the remaining contingent liability because of the range of possible outcomes and the progress of the litigation.

The information below indicates the quantum of claims against AMEC or where we are unable to quantify the claim, an indication of the gross contract value or the amount in dispute. As the list below involves actions by third parties against AMEC, the timing of settlement cannot be determined although AMEC is endeavouring to settle as soon as practicable. Due to the litigation, there is no work in progress or other receivable recognised in respect of these contracts. Whilst AMEC believes that certain claims may be covered by insurance, it is not currently practicable to assess the extent to which AMEC's insurance policies will respond in the event of a settlement.

– During 1994 and 1995, AMEC Construction Management Inc. ('ACMI'), a wholly owned subsidiary of AMEC plc, entered into various contracts with the United States General Services Administration ('GSA') for the construction of courthouses in Missouri and California and for the refurbishment and seismic upgrade of a US Customs House in California. The total value of these contracts at point of signing was in the order of US$290 million. Due, inter alia, to unforeseen site conditions, client delays and numerous design and scope changes, ACMI suffered significant cost overruns and submitted substantial recovery claims.

In June 1999, GSA terminated the right of ACMI to complete one contract, which at that stage was 85 per cent complete. ACMI contested the termination and sued the GSA for recovery of all claims on this contract. The GSA submitted its claim against ACMI for reprocurement and other costs totalling US$32 million. During 2007 the GSA revised and reduced its claim for reprocurement costs to US$17.3 million.

The United States Department of Justice filed a counterclaim alleging false claims on the GSA contracts and sought to argue that, as a result, ACMI had forfeited its rights to recovery of all claims.

ACMI, upon legal advice, pleaded guilty in December 2000 and November 2001 to two federal felonies and paid two fines totalling approximately US$1.2 million. AMEC also agreed to introduce additional ethical processes and procedures, both for the North American workforce and for those staff employed by AMEC, whose responsibilities caused them to have regular business contact with AMEC in the US and thus, the US Government.

The GSA subsequently filed a motion for summary judgement seeking an order declaring that ACMI had forfeited its claims on all the projects. ACMI opposed the motion and oral argument was held in February 2004.

During 2005, the US Court of Federal Claims ruled that ACMI had violated the US Anti-Kickback Act. The Court stated that it intended to issue an order in respect of the Government's counter claims and the issues relating to the Anti-Kickback Act in April 2006. The court ruled in January 2007 that ACMI claims must be forfeited and damages in respect of false claims and Anti-Kickback legislation would be payable. Several hearings have taken place in the US Court of Federal Claims and fines/damages of US$7.3 million sought by the GSA are likely to be granted by the court. The US Government has applied for a motion to seize funds relating to another ACMI project. US$8.0 million in funds owed to ACMI have been frozen by the courts, and could remain frozen whilst the above judgement is appealed. Other matters (the principal outstanding issue is GSA's claim for reprocurement costs of US$17.3 million) remain to be heard by the US Court of Federal Claims.

The developments in 2007 have been fully reflected in the provisions held in respect of the Courthouses and Custom's House in California.

In 2000, ACMI entered into a contract with a value of US$115 million to design and build a jail for the City and County of San Francisco ('CCSF'). Due to unforeseen conditions, delays and interference with ACMI's design, procurement and execution of the work, ACMI suffered large cost overruns. In 2005, lawsuits were filed by both parties. CCSF further alleged that ACMI made false claims in connection with the project and also failed to properly maintain its California contractor's license throughout the project term. Extensive discovery has been conducted and dispositive motions were filed. A mediation was conducted, with sessions in the autumn of 2006 and the spring of 2007, and tentative terms of agreement were reached. In view of the progress toward settlement, the Court vacated the November 2007 date it had earlier set for trial. The parties are presently working together to complete an agreement on all terms. Informed of CCSF's allegations about ACMI's alleged licensing irregularities, the California Attorney General filed an Accusation in 2007, initiating a separate action against ACMI on behalf of the California State License Board. ACMI is continuing its efforts to have the licensing irregularities resolved without significant penalty but, if unable to do so, the matter would be submitted to an administrative law judge for a decision.

After the terrorist attacks in September 2001, ACMI was one of four construction managers hired by the City of New York to carry out the clean up and debris removal work at the World Trade Center site. The client was responsible for procuring insurance to protect the construction managers and various contractors from lawsuits arising out of the work. The World Trade Center Captive Insurance Company (the 'WTC Captive') was formed and was funded with US$1 billion in Federal money to provide coverage for the City, the construction managers and the contractors who performed the work on site. Pursuant to the insurance policy that was issued, the WTC Captive is providing a minimum of US$1 billion in insurance coverage. This amount can increase depending upon investment returns on the US$1 billion. The WTC Captive is providing a defence and indemnification for claims against ACMI arising out of this work.

AMEC Group Limited ('AGL') is currently the subject of certain ongoing Health and Safety Executive investigations, in respect of: (i) separate incidents involving fatalities of subcontractors, namely: two separate fatalities to subcontractors at the Leftbank Apartments project in Manchester in April 2004 and April 2005; and (ii) a fatal accident on the Clipper platform in the North Sea and (iii) AGL's role in the management of its subcontractors following an incident in which a crane overturned on an AGL site in Manchester in 2007. If AGL is to be prosecuted in the Crown Court for any of these cases, it could be liable to unlimited fines. A prosecution for AGL in relation to fatal accidents in relatively quick succession (such as those at the Leftbank Apartments) could have an impact on the amount of any penalty.

## 29 Related party transactions

During the year there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

**Transactions with the senior management group**
Directors of the company and their immediate relatives control 0.1 per cent of the voting rights of the company.

In addition to their salaries, the group and company also provide non-cash benefits to directors and executive officers, and contribute to a post-employment defined benefit plan on their behalf. Directors and executive officers also receive share awards under the Performance Share Plans.

Details of the senior management group compensation are as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Short-term employee benefits | 1.0 | 0.8 |
| Post-employment benefits | 0.1 | 0.1 |
| | 1.1 | 0.9 |

The transactions and related balances outstanding with joint venture entities and associates are as follows:

| | Value of transactions in the year | | Outstanding balance as at 31 December | |
|---|---|---|---|---|
| | 2007 £ million | 2006 £ million | 2007 £ million | 2006 £ million |
| Services rendered | 71.5 | 84.2 | 2.5 | 6.0 |
| Services received | 2.9 | 1.9 | 1.6 | 0.3 |
| Sale of property, plant and equipment | – | 2.2 | – | – |
| Provision of finance | – | 9.6 | – | 61.4 |
| Receipt of finance | – | 7.0 | – | 15.1 |

AMEC Developments Limited and AMEC Staff Pensions Trustee Limited entered into an agreement on 23 December 2005 for the sale of the long leasehold interests forming part of the Newcastle Estate, owned by AMEC Developments Limited, to AMEC Staff Pensions Trustee Limited, for a price of £25 million. As at 31 December 2005, the agreement was conditional upon various consents being obtained and ancillary documentation being entered into. The consents were received during 2006 and the sale completed. AMEC Developments Limited and AMEC Staff Pensions Trustee Limited received separate legal and valuation advice in respect of the transaction.

On 5 September 2006, AMEC completed the disposal of US Pipeline Inc. to Dearborn Resources, Inc. for £11 million. Dearborn Resources, Inc. is owned and managed by the previous president of US Pipeline Inc.

## 30 Post balance sheet events

On 4 February 2008, the sale was completed of the tool and equipment hire business and related fixed assets, including certain contracts, of AMEC Logistics and Support Services Limited to Speedy Hire Plc for cash consideration of £12.5 million.

On 6 March 2008, the sale was completed of AMEC's 25 per cent interest in Road Management Group Limited to AMEC's former partners in the joint venture for cash consideration of £11.1 million.

# Company balance sheet
As at 31 December 2007

| | Note | 2007 £ million | 2006 £ million |
|---|---|---|---|
| **Fixed assets** | | | |
| Tangible assets | 3 | **3.9** | 4.7 |
| Investments: | 4 | | |
| Subsidiaries | | **1,479.3** | 1,719.3 |
| Joint ventures | | **7.1** | 9.0 |
| Other | | **0.1** | 0.1 |
| | | **1,486.5** | 1,728.4 |
| | | **1,490.4** | 1,733.1 |
| **Current assets** | | | |
| Debtors: including amounts falling due after one year of £5.1 million (2006: £2.0 million) | 5 | **20.4** | 22.5 |
| Cash at bank and in hand | | **514.1** | 196.9 |
| | | **534.5** | 219.4 |
| **Current liabilities** | | | |
| Creditors: amounts falling due within one year | 6 | **(99.7)** | (53.7) |
| **Net current assets** | | **434.8** | 165.7 |
| **Total assets less current liabilities** | | **1,925.2** | 1,898.8 |
| **Creditors: amounts falling due after one year** | 7 | **(1,063.8)** | (1,169.0) |
| Provisions for liabilities and charges | 8 | **(0.5)** | - |
| **Net assets** | | **860.9** | 729.8 |
| **Capital and reserves** | | | |
| Called up share capital | 9, 10 | **168.7** | 166.8 |
| Share premium account | 10 | **99.5** | 90.7 |
| Revaluation reserve | 10 | **0.5** | 0.5 |
| Hedging reserve | 10 | **-** | - |
| Capital redemption reserve | 10 | **17.2** | 17.2 |
| Profit and loss account | 10 | **575.0** | 454.6 |
| **Equity shareholders' funds** | | **860.9** | 729.8 |

The accounts on pages 115 to 120 were approved by the board of directors on 11 March 2008 and were signed on its behalf by:

**S Y Brikho**
Chief Executive

**S J Siddall**
Finance Director

# Notes to the company balance sheet

## 1 Accounting policies

**Basis of accounting**
The accounts have been prepared under the historical cost convention, modified to include the revaluation of certain land and buildings and in accordance with applicable accounting standards and the Companies Act 1985.

The company has not presented its own profit and loss account, as permitted by section 230(4) of the Companies Act 1985.

**Cash flow statement**
The company is exempt from the requirement of FRS 1 'Cash flow statements' to prepare a cash flow statement as its cash flows are included within the consolidated cash flow of the group.

**Depreciation**
Depreciation is provided on all tangible assets, other than freehold land, at rates calculated to write-off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life, as follows:

| | |
|---|---|
| Freehold buildings | 50 years |
| Leasehold land and buildings | the shorter of the lease term or 50 years |
| Plant and equipment | mainly three to five years |

**Financial instruments**
Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instruments. Cash, deposits and short-term investments are held at amortised cost. Derivative financial instruments are accounted for as described in note 1 to the consolidated accounts.

The company is exempt from the disclosure requirements of FRS 29 'Financial Instruments: Disclosures' as the financial instruments disclosures of IFRS 7 'Financial Instruments: disclosure' are included in the notes to the consolidated accounts.

**Financial guarantee contracts**
Where the company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the group, the company considers these to be indemnity arrangements, and accounts for them as such. In this respect the company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee.

**Foreign currencies**
Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date. Exchange differences arising on the translation of foreign currency net investments and foreign currency borrowings, or forward exchange contracts used to hedge those investments, are taken directly to reserves. Other exchange differences are taken to the profit and loss account in the year.

**Interest**
Interest income and payable is recognised in profit or loss on an accruals basis using the effective interest method.

**Leases**
Operating lease costs are charged to the profit and loss account on a straight line basis over the period of the lease.

**Pensions**
Contributions to defined benefit pension schemes in respect of employees of AMEC plc are charged in the profit and loss account as incurred.

Defined benefit pension schemes are operated by the group but the company is unable to separately identify its share of the assets and liabilities of those schemes or any details of the surplus or deficit in the scheme and the implications of that surplus or deficit for the company.

Details of the disclosures required under FRS 17 'Retirement Benefits' can be found in the accounts of AMEC Group Limited, a subsidiary company.

**Share-based payments**
There are share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due only to share prices not achieving the threshold for vesting.

**Taxation**
The charge for taxation is based on the results for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 'Deferred tax'.

**2 Staff costs and employee numbers**

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Wages and salaries | **13.1** | 11.1 |
| Social security costs | **1.5** | 1.6 |
| Other pension costs | **1.5** | 1.3 |
| | **16.1** | 14.0 |

The average number of people employed was 154 (2006: 168) all in a management or administration capacity.

**3 Tangible assets**

| | Land and buildings £ million | Plant and equipment £ million | Total £ million |
|---|---|---|---|
| Cost or valuation: | | | |
| As at 1 January 2007 | 5.4 | 2.9 | 8.3 |
| Additions | - | 1.3 | 1.3 |
| Disposals | (2.9) | - | (2.9) |
| **As at 31 December 2007** | **2.5** | **4.2** | **6.7** |
| Depreciation: | | | |
| As at 1 January 2007 | 1.0 | 2.6 | 3.6 |
| Provided during the year | 0.3 | 0.2 | 0.5 |
| Disposals | (1.3) | - | (1.3) |
| **As at 31 December 2007** | **-** | **2.8** | **2.8** |
| Net book value: | | | |
| **As at 31 December 2007** | **2.5** | **1.4** | **3.9** |
| As at 1 January 2007 | 4.4 | 0.3 | 4.7 |

| | 2007 £ million | 2006 £ million |
|---|---|---|
| The net book value of land and buildings comprised: | | |
| Freehold | **2.5** | 2.7 |
| Short leasehold | **-** | 1.7 |
| | **2.5** | 4.4 |
| The cost or valuation of land and buildings comprised: | | |
| Cost | **-** | 3.0 |
| External valuation in 2004 | **2.5** | 2.4 |
| | **2.5** | 5.4 |

All significant freehold and long leasehold properties were externally valued as at 31 December 2004 by CB Richard Ellis Limited in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors.

The basis of revaluation was existing use value for properties occupied by the company and market value for those properties without company occupancy.

The one remaining property owned by the company is now surplus to requirements. The open market value of this property as at 31 December 2007 is not materially different from the valuation performed on an existing use basis as at 31 December 2004.

No provision has been made for the tax liability which may arise in the event that this property is disposed of at its revalued amount.

### 3 Tangible assets continued

The amount of land and buildings included at valuation, determined according to the historical cost convention, was as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Cost | **3.3** | 6.2 |
| Depreciation | **(1.2)** | (2.5) |
| Net book value | **2.1** | 3.7 |

### 4 Investments (held as fixed assets)

| | Shares in subsidiaries £ million | Amounts owed by subsidiaries £ million | Total investment in subsidiaries £ million | Joint ventures £ million | Other investments £ million | Total £ million |
|---|---|---|---|---|---|---|
| Cost: | | | | | | |
| As at 1 January 2007 | 1,638.3 | 164.0 | 1,802.3 | 9.0 | 0.1 | 1,811.4 |
| Additions | 1.1 | 97.3 | 98.4 | 0.5 | - | 98.9 |
| Disposals | (251.4) | (72.0) | (323.4) | (2.4) | - | (325.8) |
| **As at 31 December 2007** | **1,388.0** | **189.3** | **1,577.3** | **7.1** | **0.1** | **1,584.5** |
| Provisions: | | | | | | |
| As at 1 January 2007 | (83.0) | - | (83.0) | - | - | (83.0) |
| Provided during the year | (15.0) | - | (15.0) | - | - | (15.0) |
| **As at 31 December 2007** | **(98.0)** | **-** | **(98.0)** | **-** | **-** | **(98.0)** |
| Net book value: | | | | | | |
| **As at 31 December 2007** | **1,290.0** | **189.3** | **1,479.3** | **7.1** | **0.1** | **1,486.5** |
| As at 1 January 2007 | 1,555.3 | 164.0 | 1,719.3 | 9.0 | 0.1 | 1,728.4 |

Principal group companies are listed on page 123.

### 5 Debtors

| | 2007 £ million | 2006 £ million |
|---|---|---|
| **Debtors: amounts falling due within one year** | | |
| Trade debtors | **9.9** | 8.8 |
| Amounts owed by subsidiaries | **1.0** | 1.4 |
| Amounts owed by joint ventures | **0.3** | 2.0 |
| Derivative financial instruments | **0.6** | 0.1 |
| Corporation tax | **-** | 6.4 |
| Other debtors | **0.1** | 0.4 |
| Prepayments and accrued income | **3.4** | 1.4 |
| | **15.3** | 20.5 |
| **Debtors: amounts falling due after one year** | | |
| Deferred tax | **5.1** | 2.0 |
| | **20.4** | 22.5 |

The movement in the deferred tax asset is analysed as follows:

| | £ million |
|---|---|
| As at 1 January 2007 | 2.0 |
| Profit and loss account | 3.5 |
| Transfer in from group company | (0.4) |
| **As at 31 December 2007** | **5.1** |

The deferred tax asset is analysed as follows:

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Difference between accumulated depreciation and capital allowances | **0.2** | (0.3) |
| Other timing differences | **4.9** | 2.3 |
| | **5.1** | 2.0 |

### 6 Creditors: amounts falling due within one year

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Trade creditors | **8.3** | 9.0 |
| Amounts owed to subsidiaries | **1.1** | 1.9 |
| Amounts owed to joint ventures | **0.3** | 5.2 |
| Derivative financial instruments | **0.3** | 0.1 |
| Corporation tax | **25.1** | – |
| Other taxation and social security costs | **8.7** | 13.1 |
| Other creditors | **21.2** | 6.4 |
| Accruals and deferred income | **19.2** | 4.0 |
| Dividends | **15.5** | 14.0 |
| | **99.7** | 53.7 |

### 7 Creditors: amounts falling due after one year

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Amounts owed to subsidiaries | **1,063.8** | 1,169.0 |

### 8 Provisions for liabilities and charges

| | Indemnities granted on disposal of subsidiary £ million |
|---|---|
| As at 1 January 2007 | – |
| Charged to profit and loss | 0.5 |
| **As at 31 December 2007** | **0.5** |

### 9 Share capital

The authorised share capital of the company is £350.0 million (2006: £350.0 million).

| | 2007 £ million | 2006 £ million |
|---|---|---|
| Allotted, called up and fully paid ordinary shares of 50 pence each | **168.7** | 166.8 |

The movement in issued share capital during the year was as follows:

| | Number | £ million |
|---|---|---|
| As at 1 January 2007 | **333,610,291** | 166.8 |
| Qualifying employee share ownership trust allotments | **811,773** | 0.4 |
| Exercise of executive share options | **24,424** | – |
| Exercise of savings related share options | **3,031,797** | 1.5 |
| **As at 31 December 2007** | **337,478,285** | **168.7** |

**Share-based payment**

Details of share-based payment schemes operated by the company are provided in note 23 to the group accounts.

# Notes to the company balance sheet continued

## 10 Reserves

| | Share capital £ million | Share premium account £ million | Revaluation reserve £ million | Capital redemption reserve £ million | Profit and loss account £ million | Total £ million |
|---|---|---|---|---|---|---|
| As at 1 January 2007 | 166.8 | 90.7 | 0.5 | 17.2 | 454.6 | 729.8 |
| Shares issued | 1.9 | 8.8 | – | – | – | 10.7 |
| Equity settled share-based payments | – | – | – | – | 2.3 | 2.3 |
| Dividends | – | – | – | – | (41.3) | (41.3) |
| Acquisition of treasury shares | – | – | – | – | (21.5) | (21.5) |
| Profit for the year | – | – | – | – | 180.9 | 180.9 |
| **As at 31 December 2007** | **168.7** | **99.5** | **0.5** | **17.2** | **575.0** | **860.9** |

Details of dividends paid by the company and proposed during the year are disclosed in note 23 to the group accounts.

## 11 Lease commitments

The current annual commitments payable under non-cancellable operating leases were as follows:

| | **Land and buildings 2007 £ million** | Land and buildings 2006 £ million | **Plant and equipment 2007 £ million** | Plant and equipment 2006 £ million |
|---|---|---|---|---|
| Expiring over five years | **0.3** | 0.4 | – | – |

## 12 Contingent liabilities

### Guarantees and indemnities

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2007 (2006: £nil).

Details of other contingent liabilities of the company are provided in note 28 to the group accounts.

# Statement of directors' responsibilities in respect of the annual report and the accounts

The directors are responsible for preparing the annual report and the group and parent company accounts, in accordance with applicable law and regulations.

Company law requires the directors to prepare group and parent company accounts for each financial year. Under that law the directors are required to prepare the group accounts in accordance with IFRS as adopted by the EU and applicable law and have elected to prepare the parent company accounts in accordance with UK Accounting Standards.

The group accounts are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the group; the Companies Act 1985 provides in relation to such accounts that references in the relevant part of that Act to accounts giving a true and fair view are references to their achieving a fair presentation.

The parent company accounts are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the group and parent company accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- for the group accounts, state whether they have been prepared in accordance with IFRS as adopted by the EU
- for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the parent company will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors' report, directors' remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's web site. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

# Independent auditors' report to the members of AMEC plc

We have audited the group and parent company accounts (the 'accounts') of AMEC plc for the year ended 31 December 2007 which comprise the group income statement, the group and parent company balance sheets, the group cash flow statement, the group statement of recognised income and expense and the related notes. These accounts have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

The directors' responsibilities for preparing the annual report and the group accounts in accordance with applicable law and International Financial Reporting Standards ('IFRS') as adopted by the European Union, and for preparing the parent company accounts and the directors' remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the accounts and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and whether, in addition, the group accounts have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the accounts. The information given in the directors' report includes that specific information presented in the operating and financial review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited accounts. The other information comprises only the chairman's statement, the chief executive's review, the directors' report, the unaudited part of the directors' remuneration report, the operating and financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

**Basis of audit opinion**

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

**Opinion**

In our opinion:

the group accounts give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the group's affairs as at 31 December 2007 and of its profit for the year then ended

the group accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation

the parent company accounts give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2007

the parent company accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and

the information given in the directors' report is consistent with the accounts.

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor
Manchester
11 March 2008

# Principal group companies

As at 31 December 2007

The subsidiaries, joint ventures and associates which, in the opinion of the directors, principally affect group trading results and net assets are listed below. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in Great Britain and carry on their activities principally in their countries of incorporation. Shares are held by subsidiary companies except where marked with an asterisk, where they are held directly by the company. All holdings are of ordinary shares, except where otherwise indicated. A full list of subsidiaries will be filed with the Registrar of Companies with the next annual return.

**Subsidiaries**

AMEC Americas Limited (Canada)
AMEC Australia Pty Limited (Australia) (note 1)
AMEC (Bermuda) Limited (Bermuda)
AMEC BKW Limited
AMEC Capital Projects Limited
AMEC Civil, Inc. (USA)
AMEC Civil LLC (USA) (80 per cent) (note 2)
AMEC Construction Management, Inc. (USA)
AMEC Earth & Environmental, Inc. (USA)
AMEC Earth & Environmental (UK) Limited
AMEC E&C Services, Inc. (USA)
*AMEC Finance Limited
AGRA Foundations Limited (Canada)
*AMEC Group Limited
AMEC Holdings, Inc. (USA)
AMEC Inc. (Canada)
AMEC Infrastructure, Inc. (USA)
AMEC Infrastructure Limited (Canada)
AMEC International (Chile) S.A. (Chile)
AMEC International Construction Limited (operating outside the United Kingdom)
AMEC Kamtech, Inc. (USA)
*AMEC Logistics and Support Services Limited
AMEC Nuclear UK Limited
AMEC NCL Limited (Canada)
AMEC Nuclear Holdings Limited
AMEC Offshore Services Limited
AMEC Paragon, Inc. (USA)
AMEC (Peru) S.A. (Peru)
AMEC Project Investments Limited
*AMEC Property and Overseas Investments Limited
*AMEC Services Limited (note 3)
AMEC Utilities Limited
Atlantic Services Limited (Bermuda)
KL Ingenieurbau GmbH (Germany)
National Ventures, Inc. (USA)
Nuclear Safety Solutions Limited (Canada)
Primat Recruitment Limited
Terra Nova Technologies, Inc. (USA)

**Joint ventures and associates**

Incheon Bridge Co. Ltd (29 per cent) (note 4)
KIG Immobilien Beteiligungsgesellschaft mbH (Germany) (50 per cent) (note 5)
*Newcastle Estate Partnership Holdings Limited (50 per cent – "A" shares) (note 6)
*Northern Integrated Services Limited (50 per cent – "B" shares) (note 7)
*Road Management Group Limited (25 per cent) (note 8)
Road Management Services (A13) Holdings Limited (25 per cent) (note 9)

**Notes**

1 The issued share capital of AMEC Australia Pty Limited is 62,930,001 ordinary shares of A$1 each, 12,500,000 class "A" redeemable preference shares of A$1 each and 2,500 non-cumulative redeemable preference shares of A$1 each.
2 The issued share capital of AMEC Civil LLC is 1,000 common membership interests of US$1 each.
3 The issued share capital of AMEC Services Limited is 50 million ordinary shares of 99 pence each and 50 million preference shares of 1 pence each.
4 The issued share capital of Incheon Bridge Co. Ltd is 19,817,252 ordinary shares of KRW 5,000 each.
5 KIG Immobilien Beteiligungsgesellschaft mbH is a limited liability partnership.
6 The issued share capital of Newcastle Estate Partnership Holdings Limited is 500,000 "A" ordinary shares of £1 each, 200,000 "B" ordinary shares of £1 each, 250,000 "C" ordinary shares of £1 each and 50,000 "D" ordinary shares of £1 each.
7 The issued share capital of Northern Integrated Services Limited is 12,500 "A" ordinary shares of £1 each and 12,500 "B" ordinary shares of £1 each.
8 The issued share capital of Road Management Group Limited is 25,335,004 ordinary shares of £1 each.
9 The issued share capital of Road Management Services (A13) Holdings Limited is 1,233,754 ordinary shares of £1 each.

# Five year record

| | 2007* £ million | 2006* £ million | 2005* £ million | 2004* £ million | 2003** £ million |
|---|---|---|---|---|---|
| **Summarised consolidated results** | | | | | |
| **Continuing operations** | | | | | |
| Revenue | **2,356.2** | 2,121.6 | 1,788.5 | 1,581.5 | 1,723.8 |
| Adjusted profit before intangible amortisation, exceptional items and taxation but including joint venture profit before tax | **126.5** | 79.7 | 80.6 | 44.2 | 11.8 |
| Amortisation of goodwill and other intangible assets | **(2.5)** | (3.6) | (6.0) | - | (9.5) |
| Joint ventures and associate tax | **(0.6)** | (0.3) | (1.9) | (4.7) | (2.8) |
| | **123.4** | 75.8 | 72.7 | 39.5 | (0.5) |
| Exceptional items arising from: | | | | | |
| Litigation and separation | **4.5** | (56.7) | (5.1) | - | - |
| Exiting businesses and markets | **23.7** | (46.1) | (46.5) | (31.3) | (6.9) |
| Loss on disposal of fixed assets | **-** | - | - | - | (0.1) |
| | **28.2** | (102.8) | (51.6) | (31.3) | (7.0) |
| Profit/(loss) before income tax | **151.6** | (27.0) | 21.1 | 8.2 | (7.5) |
| Income tax | **(30.1)** | (15.2) | (15.3) | (6.5) | (3.4) |
| **Profit/(loss) for the year from continuing operations** | **121.5** | (42.2) | 5.8 | 1.7 | (10.9) |
| **Profit/(loss) for the year from discontinued operations (net of income tax)** | **222.9** | 261.4 | (2.1) | 50.0 | 71.7 |
| **Profit for the year** | **344.4** | 219.2 | 3.7 | 51.7 | 60.8 |
| Basic earnings/(loss) per share from continuing operations | **36.9p** | (13.3)p | 1.9p | 0.3p | (4.0)p |
| Diluted earnings per share from continuing operations*** | **28.0p** | 16.6p | 17.8p | 10.4p | 1.2p |
| Dividends per share | **13.4p** | 12.2p | 11.5p | 11.0p | 10.5p |
| Dividend cover*** | **2.1x** | 1.4x | 1.5x | 0.9x | nm |
| **Summarised consolidated balance sheets** | | | | | |
| Non-current assets | **525.1** | 479.0 | 895.3 | 819.0 | 646.2 |
| Net working capital | **(167.8)** | (179.6) | (108.3) | (29.9) | (102.3) |
| Net cash/(debt) | **733.2** | 354.9 | (245.5) | (283.7) | (218.1) |
| Other non-current liabilities | **(210.7)** | (197.1) | (218.6) | (197.8) | (57.3) |
| Net assets classified as held for sale | **13.6** | 37.6 | - | - | - |
| **Net assets** | **893.4** | 494.8 | 322.9 | 307.6 | 268.5 |
| Total attributable to equity holders of the parent | **892.6** | 494.0 | 322.6 | 304.3 | 261.1 |
| Minority interests | **0.8** | 0.8 | 0.3 | 3.3 | 7.4 |
| **Total equity** | **893.4** | 494.8 | 322.9 | 307.6 | 268.5 |

*The figures for 2007, 2006, 2005 and 2004 are prepared under adopted IFRS and are stated in accordance with the accounting policies set out on pages 82 to 86. The figures for 2006, 2005 and 2004 have been restated to present the operations of the Built Environment businesses as discontinued.

**The figures for 2003 were prepared under UK GAAP and have not been restated, except to present the operations of the Built Environment businesses as discontinued and to amend the presentation of the group's share of the results of joint ventures and associates to be consistent with adopted IFRS. If the figures for this year had been restated the main adjustments would have been in respect of share-based payments; goodwill amortisation; revaluation of property, plant and equipment; the presentation of loss on disposal of fixed assets; and employee benefits.

***Before amortisation of goodwill and other intangible assets and exceptional items.

nm Not meaningful.

The figures for 2003 through 2006 are presented on a continuing basis and therefore exclude the results of discontinued businesses. No adjustment has been made to reflect the financing income that would have been earned on the disposal proceeds.

# Shareholder information

**Financial calendar**

**March** Preliminary announcement for the year ended 31 December.
**April** Annual report and accounts for the year ended 31 December.
**May** Annual general meeting.
**August** Interim results for the half year ended 30 June.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com. Copies of annual reports and accounts are also available upon written request from AMEC at its registered office.

**Payment of dividends**

The interim ordinary dividend 2008 will be announced in August and paid in January 2009.

Final ordinary dividend announced in March and paid in July.

Shareholders who do not have dividend payments made directly into their bank or building society accounts through the Bankers Automated Clearing System ('BACS') may do so by contacting the company's registrar, Capita Registrars.

**Dividend reinvestment plan**

A dividend reinvestment plan ('DRIP') is available for the convenience of shareholders who would prefer to use their dividends to buy additional shares in the company instead of receiving cash dividends.

The DRIP provides for shares to be purchased in the market on, or as soon as reasonably practicable thereafter, any dividend payment date at the price then prevailing in the market. Further details of the DRIP may be obtained from Capita Registrars.

**Electronic communications**

**Electronic shareholder communication**

Recent changes in the law mean that it is now much simpler for us to communicate with our shareholders electronically.

In the past we produced thousands of printed reports which we sent to our shareholders. However printed documents have a bigger carbon footprint than electronic ones because of the energy and materials used to create them, as well as the energy used to distribute them. We are keen to help you help us reduce our carbon footprint in any way we can.

As many of you know, we have published our annual and interim reports on our website (www.amec.com/investors) for many years. From now on, we will publish annual accounts, notices of shareholder meetings and any other essential shareholder information on our website too. For shareholders who agree, the company website will be the main way in which they get their shareholder information.

Following this electronic communication path helps to make us a more sustainable company, cutting production and distribution costs, reducing waste and pollution, reducing carbon dioxide and other greenhouse gas emissions. All of which make us a better company to invest in.

Choosing electronic shareholder information means you will receive an e-mail every time any new shareholder information is published – instead of paper documents in the post. E-mails will refer to AMEC annual and interim reports, documents relating to our annual general meeting and any other shareholder communications – and will normally be from our registrar, Capita Registrars. E-mails will contain links to the appropriate website where the documents can be viewed.

**Electronic shareholder information**

AMEC's website has a facility whereby shareholders can link to the company's registrar, Capita Registrars, via its website in order to gain access to general shareholder information as well as personal shareholding details.

If you wish to register for electronic shareholder communications or wish to access details of your personal shareholding you will need your investor code, which is printed in the bottom right-hand corner of your AMEC share certificates and on your dividend tax vouchers.

To access these services:

1 Select the 'Investors' home page at www.amec.com
2 Select 'Shareholder information' from the main menu.
3 Select the 'Electronic communications' link (under Shareholder information).
4 Follow the instructions under the heading 'how to register for electronic communications'.

If you have any questions about electronic communications, contact Capita Registrars on 0871 664 0391*.

Overseas callers: +44 208 639 3367

**Capita Registrars**

Northern House, Woodsome Park, Fenay Bridge,
Huddersfield HD8 0GA
United Kingdom
Tel: 0871 664 0300*
Overseas callers: +44 208 639 3399
E-mail: ssd@capitaregistrars.com or visit the website at www.capitaregistrars.com

*calls cost 10p per minute plus network extras

**Registered office**

AMEC plc
Booths Park, Chelford Road, Knutsford,
Cheshire WA16 8QZ
United Kingdom
Registered in England No 1675285


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AMEC plc
76-78 Old Street
London EC1V 9RU
United Kingdom

Tel: +44 (0)20 7539 5800

www.amec.com





**AMEC plc** interim report 2008


Aspiring to
Excellence

**AMEC's vision** is to be a **leading** supplier of **high-value consultancy, engineering** and **project management services** to the world's **energy, power** and **process industries**

## Contents





believing in **people**, **teamwork** and **diversity**
delivering in a **safe** and **sustainable** way
acting with **integrity** and **respect**
aspiring to **excellence**; passionate about **success**

# Highlights

- Record trading performance with continuing strength in energy end markets
- Adjusted pre-tax profit[1] £90.4 million, up 87%
- 6.0% EBITA margin[2] (2007: 3.8%); on track to deliver recently upgraded 6.5% margin in 2008
- 2010 group EBITA margin[2] target raised to 8.5%
- Diluted earnings per share[3] from continuing operations 18.8 pence, up 84%
- Interim dividend increased 15% to 5.3 pence per share
- Seven acquisitions announced in the year to date; total cash consideration £121 million
- Record average weekly net cash for 2008: expected to remain in excess of £600 million after year to date acquisitions and year to date share buybacks

| Six months ended 30 June | **2008 £ million** | 2007 £ million | |
|---|---|---|---|
| Continuing operations: | | | |
| Revenue | **1,255.2** | 1,152.9 | +9% |
| Profit before intangible amortisation, exceptional items and income tax[1] | **90.4** | 48.4 | +87% |
| Profit before income tax | **92.3** | 66.9 | +38% |
| Profit from discontinued operations | **1.6** | 1.4 | +14% |
| Diluted earnings per share from continuing operations before intangible amortisation and exceptional items | **18.8p** | 10.2p | +84% |
| Diluted earnings per share from continuing operations | **20.1p** | 14.7p | +37% |
| Dividends per share | **5.3p** | 4.6p | +15% |

1 For continuing operations before intangible amortisation of £2.6 million (2007: £1.2 million) and pre-tax exceptional income of £4.7 million (2007: £19.9 million) but including joint venture profit before tax of £0.6 million (2007: £0.9 million).

2 For continuing operations before net financing income, intangible amortisation, pre-tax exceptional items, but including joint venture profit before tax, as a percentage of revenue.

3 For continuing operations before intangible amortisation and exceptional items.

**Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors, some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.**

# Interim results

"These record results further demonstrate the strength of our businesses and the speed with which AMEC is improving its performance. With Natural Resources having already achieved a 10 per cent margin and our other core businesses expected to make strong progress in 2008, we have raised our group margin target for 2010 from eight to 8.5 per cent.

"Our average net cash position has never been stronger, and is expected to stand at over £600 million for the year. The strength of our balance sheet in the current credit crisis, coupled with the attractiveness of the end markets we serve, confirms our confidence in the future."

**Samir Brikho**, Chief Executive

Revenues across the group's three core divisions for the six months ended 30 June 2008 increased by 11 per cent, with good growth in each of the divisions. Total group revenues increased by nine per cent to £1,255 million (2007: £1,153 million).

Pre-tax profit before intangible amortisation and exceptional items from continuing operations of £90.4 million was 87 per cent ahead of last year (2007: £48.4 million) and sets a new record for the group. Performance was strong in each of the group's three core divisions. Results benefited primarily from £30 million incremental net benefits arising from improved cost efficiency under the STEP Change programme, and the £9.8 million improvement in net financing income arising on proceeds from the divestment of non-core businesses in 2007 and from on-going improvements in cash management.

There were pre-tax exceptional profits of £4.7 million (2007: £19.9 million), intangible amortisation of £2.6 million (2007: £1.2 million) and joint venture tax of £0.2 million (2007: £0.2 million), resulting in pre-tax profit from continuing operations of £92.3 million (2007: £66.9 million).

Diluted earnings per share from continuing operations were 20.1 pence (2007: 14.7 pence).

Post-tax profit before exceptional items from discontinued operations was £2.8 million. There were post-tax exceptional charges of £1.2 million, giving a total post-tax profit for the period of £1.6 million.

The interim dividend is increased by 15 per cent to 5.3 pence per share (2007: 4.6 pence).

## Outlook

### 2008

AMEC's end markets in energy, power and process are expected to remain strong.

Each of the group's core businesses is expected to deliver further performance improvement in the second half of 2008, putting AMEC well on track to achieve the recently upgraded EBITA margin of 6.5 per cent for the year.

The board's expectation for the overall outcome in 2008 remains unchanged from the date of the group's interim pre-close update on 3 July 2008.

### 2010 group margin target

With Natural Resources having achieved a 10 per cent EBITA margin and the Power and Process and Earth and Environmental divisions expected to make strong progress in 2008, the group's EBITA margin target for 2010 has been raised from eight to 8.5 per cent. There will be no restatement of divisional targets for 2010.

## Acquisitions

AMEC continues to make selective acquisitions consistent with its strategy of geographic and capacity expansion. In the year to date, AMEC has announced seven acquisitions with an aggregate cash consideration of £121 million, of which six (aggregate cash consideration £110 million) were made in the six months to June 2008. Up to £90 million of total consideration will be paid in the current year, with the balance to be paid in future years.

### Natural Resources

- April 2008; Rider Hunt International (UK); consultancy services in programme and project management

- May 2008; Bower Damberger Rolseth Engineering Limited (Canada); specialist technical engineering services to the 'in-situ' Canadian oil sands market

### Power and Process

- July 2008; AllDeco, s.r.o. (Slovakia); specialist nuclear services company

### Earth and Environmental

- January 2008; Marine & Environmental Testing, Inc. (US); occupational health and safety consultancy services

- January 2008; Steward and Associates (US); fisheries and watershed management consultancy services

- April 2008; Smith Williams Consultants Inc (US); geotechnical consultancy services

- June 2008; Geomatrix Consultants, Inc. (US); specialist environmental, geotechnical and water resources services

## Exceptional items

AMEC continues to make progress in settling legacy disputes where it is reasonable to do so. Further progress is expected later this year on the US Courthouses disputes.

Two small businesses were divested in the first half, generating a £5.3 million pre-tax gain on disposal.

## Operational Excellence

The Operational Excellence programme is proceeding as planned. Implementation of all 12 focus areas is well underway and the programme is now producing results.

As previously disclosed, Operational Excellence is expected to incur costs of up to £10 million during 2008, of which £3 million was incurred during the first half.

# Interim results continued

### Tax

Income tax on the profit before exceptional items and intangible amortisation for the six months ended 30 June 2008 is based on an effective rate of 30.9 per cent (six months ended 30 June 2007: 29.0 per cent), which has been calculated by reference to the projected charge for the full year (2007: 25.4 per cent). The increase principally reflects the previous utilisation of overseas tax losses.

### Net cash

Net cash as at 30 June 2008 was £600.8 million (31 December 2007: £733.2 million), of which advance cash was c.£20 million. Movement over the period reflects acquisitions, share buybacks, dividends, unwinding of advance receipts and normal working capital movements.

Average weekly net cash for the six months ended 30 June 2008 stood at a record level of £630.0 million, as expected.

Group average weekly net cash for 2008 is expected to remain in excess of £600 million. This figure is after taking account of year to date acquisitions with an aggregate cash cost of £121 million (up to £90 million outflow in 2008), together with share buybacks announced in the year to date.

### Share buybacks

A total of 3,200,000 ordinary shares was purchased during the first half of 2008 and will be held as treasury shares. Of these, 2,450,000 were purchased specifically to satisfy the group's share plan awards. 750,000 ordinary shares were purchased under the share buyback programme during the first half of 2008, during which time world stock markets remained volatile. The group will continue the share buyback programme, of up to £75 million, on an opportunistic basis.

### Issued share capital

As at 7 August 2008, AMEC had a total of 330,965,107 ordinary shares with voting rights. In addition 6,968,800 shares were held in treasury.

### Board changes

Stuart Siddall, Finance Director, stepped down from the board following the company's annual general meeting on 14 May 2008 and left the company at the end of May 2008.

On 2 July 2008, AMEC announced the appointment of Ian McHoul as a director and Chief Financial Officer. Previously Group Finance Director of Scottish and Newcastle plc, he will join AMEC on 8 September 2008.

### Segmental review

Amounts and percentage movements relating to segmental activities are stated for continuing operations. The 2007 figures are as restated by the group on 11 March 2008, with the Wind Developments business being reported in the Investments and other activities division (formerly Power and Process).

Amounts relating to segmental earnings before interest, tax and amortisation (EBITA) are stated before corporate costs of £17.3 million (2007: £21.3 million) and pre-tax exceptional profits of £4.7 million (2007: £19.9 million), but including joint venture profit before tax of £0.6 million (2007: £0.9 million).

Average numbers of employees reflect full time equivalents, including agency staff, and are stated for the six months ended 30 June 2008 and 30 June 2007.

Order book figures are stated at 30 June 2008 and 30 June 2007.

Amounts relating to segmental net assets/(liabilities) are stated before intangible assets and net cash, but including interests in joint ventures and associates. Net assets/(liabilities) are stated as at 30 June 2008 and 31 December 2007.

Commentary for each of AMEC's principal segments of activity is set out below.

# Natural Resources

Natural Resources comprises AMEC's activities in Oil and Gas Services (63 per cent of revenues in the six months ended June 2008), Oil Sands (engineering and infrastructure, 22 per cent of revenues) and Minerals and Metals Mining (15 per cent of revenues). Services include asset development and asset support including consultancy and engineering design, project management, commissioning and operational support.

'Capex' activities (those activities related to clients' capital expenditure) and 'Opex' activities (relating to clients' operating expenditure) accounted for 55 per cent and 45 per cent respectively of Natural Resources revenues in the first half. Profit is weighted towards Capex, which accounted for 70 per cent of EBITA during the period.

Natural Resources end markets remain buoyant. Revenue for the period increased by 13 per cent to £561.7 million, driven particularly by strength in the Canadian Oil Sands business.

EBITA increased by 52 per cent to £56.6 million (2007: £37.2 million). During the period, margins in both Capex and Opex were increased from the comparable period in 2007, to 13 per cent and seven per cent from 10 per cent and five per cent respectively. Capex as a proportion of total divisional revenues also increased to 55 per cent (2007: 50 per cent). As a result, EBITA margin increased strongly during the period to 10.1 per cent (2007: 7.5 per cent). A small improvement is expected in the Natural Resources EBITA margin in the second half of 2008, resulting in an EBITA margin in excess of 10 per cent for the year.

The Natural Resources order book increased by 17 per cent to £1.33 billion, reflecting new contracts being awarded by existing and new customers around the world.

Net assets increased by 34 per cent to £38.7 million, mainly reflecting normal working capital requirements in our growing markets.

| £ million | H1 2008 | H1 2007 | change |
|---|---|---|---|
| Revenue | **561.7** | 498.4 | +13% |
| EBITA | **56.6** | 37.2 | +52% |
| EBITA margin | **10.1%** | 7.5% | +2.6pts |
| Average employees | **10,620** | 9,495 | +12% |
| Order book | **£1.33bn** | £1.14bn | +17% |
| Net assets | **38.7** | 28.8* | +34% |

*As at 31 December 2007

# Natural Resources continued

In Oil and Gas Services, North Sea operations continue the shift towards higher value-added activities. Operations in the Americas remain strong, whilst frontier regions continue to benefit both from new contract awards and contract renewals. On 3 June 2008, BP International Limited announced that AMEC had been selected as one of three companies to provide long-term engineering and project management services for BP's offshore developments around the world. The agreement underscores AMEC's leading position in engineering and project management services in the oil and gas industry, together with its ability to support customers worldwide.

The Canadian oil sands market remains particularly buoyant, with AMEC's activities seeing continued strong performance. The acquisition of Bower Damberger Rolseth (BDR) has strengthened AMEC's market position in the oil sands. BDR has particular expertise in thermal recovery of in-situ oil through Steam Assisted Gravity-Drainage (SAG-D) methods. By combining AMEC's leading position in the surface mining segment and BDR's strong reputation in in-situ extraction, the business is well positioned to compete across all oil sands segments.

The Minerals and Metals Mining business has also had a strong first half, with ramping up of projects in South America and continued high levels of activity in Canada. The latest major contract for this division was announced on 20 June 2008, with the award of a Cdn$150 million engineering, procurement and construction management contract by Baffinland Iron Mines Corporation for the Cdn$4 billion Mary River Iron Ore project on Baffin Island, Canada. The contract is scheduled to run until 2014. Further details on this, and other contract awards, may be found at www.amec.com/media.

# Power and Process

This division is focused on the power and process markets, principally in the UK and the Americas, and the nuclear market globally. The business designs, delivers, enhances and maintains infrastructure for a broad range of customers in the public and private sectors.

Revenues during the six months ended 30 June 2008 were split between each of the three principal areas of activity in Power and Process as follows: Process 45 per cent, Power 31 per cent and Nuclear 24 per cent.

Revenue for the period increased by nine per cent to £535.8 million (2007: £490.0 million). The division continues to focus on margin and not volume, with growth during the period continuing to reflect the ramping up of major fixed price contracts in the UK over the last 12 months. This process is now complete.

EBITA for the period increased by 37 per cent to £27.3 million (2007: £19.9 million). EBITA margin increased to 5.1 per cent (2007: 4.1 per cent), reflecting improved management focus, cost and efficiency gains arising from the STEP Change programme and a stronger pricing environment.

Net liabilities reduced by 94 per cent to £3.3 million (31 December 2007: £57.0 million), largely as a result of the unwinding of advance cash and milestones and other payment terms on major fixed price projects. These effects are expected to be temporary.

Power and Process end markets remain strong, enabling this division to be increasingly selective in new work taken on. This greater focus is reflected in the continued decline in the order book during the first half. In June 2008, the division announced an increase in the minimum gross margin on new contracts to 10 per cent, up from nine per cent. In a change of contracting strategy, Power and Process expects to see a reduction in the volume of fixed price work undertaken in the UK, with the focus being instead on target price contracts. This change of focus is expected to result in a stabilisation of revenues for the division over the next 12 months, together with an improvement in margin performance.

Power and Process expects to deliver an EBITA margin of circa six per cent in 2008. This improved performance reflects the higher gross margin on new contracts, delivery of improved margin on the pre-existing backlog, and the change of focus in contracting strategy referred to above.

| £ million | H1 2008 | H1 2007 | change |
|---|---|---|---|
| Revenue | **535.8** | 490.0 | +9% |
| EBITA | **27.3** | 19.9 | +37% |
| EBITA margin | **5.1%** | 4.1% | +1.0pts |
| Average employees | **7,590** | 7,430 | +2% |
| Order book | **£1.05bn** | £1.27bn | -17% |
| Net liabilities | **(3.3)** | (57.0)* | +94% |

*As at 31 December 2007

# Power and Process continued

On 11 July 2008, the UK Nuclear Decommissioning Authority (NDA) announced that Nuclear Management Partners Limited (NMP) had been selected as preferred bidder in the competition to secure a Parent Body Organisation for the Sellafield Site Licence Company (SLC). NMP is the consortium comprising AMEC, AREVA, and URS Washington Division. The contract is expected to offer business to the value of c.£1.3 billion per annum and associated dividend opportunities for NMP of c.£50 million per annum, subject to the level of improved SLC performance and efficiency achieved. The contract would be awarded initially for a period of five years with the potential of further extension periods, subject to performance, for a total of 17 years.

Subject to contract finalisation, which is expected in October 2008, AMEC's share of NMP revenues will relate solely to recharges of costs of AMEC management working on the contract, whilst potential annual earnings will reflect AMEC's share of a dividend of up to £50 million, subject to performance against targets agreed with the NDA. The impact of the contract on AMEC group performance in 2008 is not expected to be material.

On 22 July 2008, AMEC announced the acquisition of the Slovak specialist nuclear services company AllDeco, s.r.o. (AllDeco). With a leading market position in Central and Eastern Europe, AllDeco strengthens AMEC's capabilities and improves its standing as a leading player in nuclear decommissioning and reactor services in the UK, Continental Europe and around the world.

# Earth and Environmental

AMEC's Earth and Environmental business provides specialist environmental, geotechnical, programme management and consultancy services to a broad range of customers in the public and private sectors, primarily in North America. Earth and Environmental operates from a regional network and is characterised by a large number of small value contracts.

Revenue for the period increased by 18 per cent, with EBITA also up by 18 per cent to £10.5 million (2007: £8.9 million). Performance was particularly strong in the natural resources sector in Western Canada and Federal in the US, but growth was tempered by reducing levels of activity in Iraq. EBITA margin was slightly lower during the period, with significant improvement expected in the second half.

| £ million | H1 2008 | H1 2007 | change |
|---|---|---|---|
| Revenue | **165.8** | 140.1 | +18% |
| EBITA | **10.5** | 8.9 | +18% |
| EBITA margin | **6.3%** | 6.4% | -0.1pts |
| Average employees | **3,575** | 3,175 | +13% |
| Net assets | **46.9** | 33.2* | +41% |

*As at 31 December 2007

Net assets at the period end of £46.9 million reflected the normal seasonal pattern for the business.

Earth and Environmental continues with its strategy of making small acquisitions in selected markets or regions. Since July 2007, the division has made a total of six small acquisitions in the US, UK and Romania. In addition, on 4 June 2008, Earth and Environmental announced a larger transaction with the acquisition of Geomatrix, a diversified technical consulting and engineering firm headquartered in Oakland, California. The company employs some 500 engineers, scientists and other professionals in 18 offices across the US and one office in Canada.

The division is expected to deliver an EBITA margin of circa eight per cent in 2008.

# Investments and other activities

The Investments and other activities division includes two ongoing PPP activities in Korea and the UK, together with activities in Hong Kong (substantially reduced), US Construction Management (all projects completed) and a plant hire business (sold in February 2008). 2007 figures also include past activities in Rail (sold in 2007). The division also includes the UK Wind Developments business, which is currently the subject of a strategic review that may lead to the disposal of some or all of that business.

| £ million | H1 2008 | H1 2007 | change |
|---|---|---|---|
| Revenue | **9.3** | 33.5 | -72% |
| EBITA | **(1.2)** | (1.0) | nm |

nm: not meaningful

The level of activities in this division continues to decline, reflecting non-core business disposals. Revenues declined by 72 per cent to £9.3 million (2007: £33.5 million), with the loss of £1.2 million stemming largely from the retained PPP portfolio.

As previously disclosed, the overall outcome for this division in 2008 is expected to be a small loss.

# Condensed consolidated income statement

| | Note | Six months ended 30 June 2008<br>Before exceptional items £ million | Exceptional items – litigation and exit of businesses (note 3) £ million | Total £ million |
|---|---|---|---|---|
| **Continuing operations** | | | | |
| **Revenue** | 2 | 1,255.2 | - | 1,255.2 |
| Cost of sales | | (1,111.5) | - | (1,111.5) |
| **Gross profit** | | 143.7 | - | 143.7 |
| Administrative expenses | | (71.0) | - | (71.0) |
| Profit on business disposals and closures | | - | 4.7 | 4.7 |
| **Profit before net financing income** | | 72.7 | 4.7 | 77.4 |
| Financial income | | 15.9 | - | 15.9 |
| Financial expense | | (1.4) | - | (1.4) |
| Net financing income | | 14.5 | - | 14.5 |
| Share of post-tax results of joint ventures and associates | | 0.4 | - | 0.4 |
| **Profit before income tax** | 2 | 87.6 | 4.7 | 92.3 |
| Income tax | 4 | (26.9) | 1.4 | (25.5) |
| **Profit for the period from continuing operations** | | 60.7 | 6.1 | 66.8 |
| **Profit/(loss) for the period from discontinued operations** | 5 | 2.8 | (1.2) | 1.6 |
| **Profit for the period** | | 63.5 | 4.9 | 68.4 |
| **Attributable to:** | | | | |
| Equity holders of the company | | | | 68.5 |
| Minority interests | | | | (0.1) |
| | | | | 68.4 |
| **Basic earnings per share:** | 6 | | | |
| Continuing operations | | | | 20.5p |
| Discontinued operations | | | | 0.5p |
| | | | | 21.0p |
| **Diluted earnings per share:** | 6 | | | |
| Continuing operations | | | | 20.1p |
| Discontinued operations | | | | 0.5p |
| | | | | 20.6p |

# Condensed consolidated income statement continued

| | Note | Six months ended 30 June 2007 (restated) Before exceptional items £ million | Exceptional items - litigation and exit of businesses (note 3) £ million | Total £ million |
|---|---|---|---|---|
| **Continuing operations** | | | | |
| **Revenue** | 2 | 1,152.9 | - | 1,152.9 |
| Cost of sales | | (1,044.7) | 10.8 | (1,033.9) |
| **Gross profit** | | 108.2 | 10.8 | 119.0 |
| Administrative expenses | | (66.6) | - | (66.6) |
| Profit on business disposals and closures | | - | 9.1 | 9.1 |
| **Profit before net financing income** | | 41.6 | 19.9 | 61.5 |
| Financial income | | 11.1 | - | 11.1 |
| Financial expense | | (6.4) | - | (6.4) |
| Net financing income | | 4.7 | - | 4.7 |
| Share of post-tax results of joint ventures and associates | | 0.7 | - | 0.7 |
| **Profit before income tax** | 2 | 47.0 | 19.9 | 66.9 |
| Income tax | | (13.8) | (3.2) | (17.0) |
| **Profit for the period from continuing operations** | | 33.2 | 16.7 | 49.9 |
| **Profit/(loss) for the period from discontinued operations** | 5 | 5.0 | (3.6) | 1.4 |
| **Profit for the period** | | 38.2 | 13.1 | 51.3 |
| | | | | |
| **Attributable to:** | | | | |
| Equity holders of the company | | | | 51.3 |
| Minority interests | | | | - |
| | | | | 51.3 |
| | | | | |
| **Basic earnings per share:** | 6 | | | |
| Continuing operations | | | | 15.2p |
| Discontinued operations | | | | 0.4p |
| | | | | 15.6p |
| | | | | |
| **Diluted earnings per share:** | 6 | | | |
| Continuing operations | | | | 14.7p |
| Discontinued operations | | | | 0.4p |
| | | | | 15.1p |

# Condensed consolidated income statement continued

| | Note | Before exceptional items £ million | Exceptional items – litigation and exit of businesses (note 3) £ million | Total £ million |
|---|---|---|---|---|
| | | Year ended 31 December 2007 (restated) | | |
| **Continuing operations** | | | | |
| **Revenue** | 2 | 2,356.2 | – | 2,356.2 |
| Cost of sales | | (2,118.0) | 10.7 | (2,107.3) |
| **Gross profit** | | 238.2 | 10.7 | 248.9 |
| Administrative expenses | | (134.4) | – | (134.4) |
| Profit on business disposals and closures | | – | 17.5 | 17.5 |
| **Profit before net financing income** | | 103.8 | 28.2 | 132.0 |
| Financial income | | 22.1 | – | 22.1 |
| Financial expense | | (3.7) | – | (3.7) |
| Net financing income | | 18.4 | – | 18.4 |
| Share of post-tax results of joint ventures and associates | | 1.2 | – | 1.2 |
| **Profit before income tax** | 2 | 123.4 | 28.2 | 151.6 |
| Income tax | | (30.9) | 0.8 | (30.1) |
| **Profit for the year from continuing operations** | | 92.5 | 29.0 | 121.5 |
| **(Loss)/profit for the year from discontinued operations** | 5 | (4.7) | 227.6 | 222.9 |
| **Profit for the year** | | 87.8 | 256.6 | 344.4 |
| | | | | |
| **Attributable to:** | | | | |
| Equity holders of the company | | | | 344.3 |
| Minority interests | | | | 0.1 |
| | | | | 344.4 |
| | | | | |
| **Basic earnings per share:** | 6 | | | |
| Continuing operations | | | | 36.9p |
| Discontinued operations | | | | 67.8p |
| | | | | 104.7p |
| | | | | |
| **Diluted earnings per share:** | 6 | | | |
| Continuing operations | | | | 36.1p |
| Discontinued operations | | | | 66.2p |
| | | | | 102.3p |

# Condensed consolidated statement of recognised income and expense

| | Note | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
|---|---|---|---|---|
| Exchange differences on translation of foreign subsidiaries | | **(7.8)** | 12.2 | 32.3 |
| Actuarial gains on defined benefit pension schemes | | **–** | – | 86.1 |
| Net gain/(loss) on hedges of net investment in foreign subsidiaries | | **0.1** | (2.6) | (8.6) |
| Cash flow hedges: | | | | |
| Effective portion of changes in fair value | | **(3.2)** | 1.8 | 1.8 |
| Transferred to the income statement | | **–** | (1.2) | (2.1) |
| Group share of changes in fair value of cash flow hedges within joint venture entities (net of tax) | | **–** | 9.8 | 2.4 |
| Tax in respect of items recognised directly in equity | | **(2.5)** | (0.2) | (21.9) |
| **Net (expense)/income recognised directly in equity** | | **(13.4)** | 19.8 | 90.0 |
| **Profit for the period** | | **68.4** | 51.3 | 344.4 |
| **Total recognised income and expense for the period** | | **55.0** | 71.1 | 434.4 |
| | | | | |
| **Attributable to:** | | | | |
| Equity holders of the company | 11 | **55.1** | 71.1 | 434.3 |
| Minority interests | | **(0.1)** | – | 0.1 |
| **Total recognised income and expense for the period** | | **55.0** | 71.1 | 434.4 |

# Condensed consolidated balance sheet

| | Note | 30 June 2008 £ million | 30 June 2007 £ million | 31 December 2007 £ million |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | | **51.1** | 60.3 | 57.6 |
| Intangible assets | 8 | **321.3** | 203.1 | 223.8 |
| Interests in joint ventures and associates | | **26.2** | 15.7 | 22.7 |
| Other investments | | **0.6** | 0.8 | 0.8 |
| Derivative financial instruments | | **0.5** | - | - |
| Retirement benefit assets | | **170.8** | 110.6 | 161.3 |
| Deferred tax assets | | **54.3** | 9.9 | 58.9 |
| **Total non-current assets** | | **624.8** | 400.4 | 525.1 |
| **Current assets** | | | | |
| Inventories | | **14.2** | 9.2 | 6.1 |
| Trade and other receivables | | **608.4** | 569.1 | 529.4 |
| Derivative financial instruments | | **1.2** | 7.3 | 3.1 |
| Cash and cash equivalents | | **600.9** | 452.4 | 734.1 |
| Assets classified as held for sale | | **-** | 466.9 | 19.0 |
| **Total current assets** | | **1,224.7** | 1,504.9 | 1,291.7 |
| **Total assets** | | **1,849.5** | 1,905.3 | 1,816.8 |
| **LIABILITIES** | | | | |
| **Current liabilities** | | | | |
| Bank loans and overdrafts | | **(0.1)** | (8.1) | (0.8) |
| Trade and other payables | | **(681.2)** | (616.2) | (641.5) |
| Derivative financial instruments | | **(4.7)** | (1.9) | (5.3) |
| Current tax payable | | **(45.7)** | (23.2) | (59.6) |
| Liabilities classified as held for sale | | **-** | (533.2) | (5.4) |
| **Total current liabilities** | | **(731.7)** | (1,182.6) | (712.6) |
| **Non-current liabilities** | | | | |
| Bank loans | | **-** | - | (0.1) |
| Other payables | 9 | **(22.5)** | - | - |
| Derivative financial instruments | | **(3.8)** | - | - |
| Retirement benefit liabilities | | **(11.6)** | (13.9) | (11.3) |
| Deferred tax liabilities | | **-** | (10.8) | - |
| Provisions | 10 | **(187.8)** | (158.5) | (199.4) |
| **Total non-current liabilities** | | **(225.7)** | (183.2) | (210.8) |
| **Total liabilities** | | **(957.4)** | (1,365.8) | (923.4) |
| **Net assets** | 2 | **892.1** | 539.5 | 893.4 |
| **EQUITY** | | | | |
| Share capital | | **168.9** | 168.4 | 168.7 |
| Share premium account | | **100.5** | 98.0 | 99.5 |
| Hedging and translation reserves | | **5.8** | 6.2 | 16.8 |
| Capital redemption reserve | | **17.2** | 17.2 | 17.2 |
| Retained earnings | | **597.6** | 254.5 | 590.4 |
| Amounts recognised in equity relating to assets and liabilities held for sale | | **-** | (5.6) | - |
| **Total equity attributable to equity holders of the parent** | | **890.0** | 538.7 | 892.6 |
| Minority interests | | **2.1** | 0.8 | 0.8 |
| **Total equity** | | **892.1** | 539.5 | 893.4 |

# Condensed consolidated cash flow statement

| | Note | Six months ended 30 June 2008 £ million | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
|---|---|---|---|---|
| **Cash flow from operating activities** | | | | |
| Profit before income tax from continuing operations | | **92.3** | 66.9 | 151.6 |
| Profit before income tax from discontinued operations | 5 | **2.3** | 8.7 | 290.7 |
| Profit before income tax | | **94.6** | 75.6 | 442.3 |
| Financial income | | **(15.9)** | (14.9) | (24.2) |
| Financial expense | | **1.4** | 8.7 | 4.2 |
| Share of post-tax results of joint ventures and associates | | **(0.4)** | (4.4) | (6.0) |
| Intangible amortisation | | **2.6** | 1.2 | 2.5 |
| Depreciation | | **7.3** | 11.1 | 21.7 |
| Profit on disposal of businesses | | **(5.3)** | (12.1) | (310.1) |
| Profit on disposal of property, plant and equipment | | **(0.8)** | (1.0) | (2.3) |
| Impairment of non current assets | | **-** | 1.8 | - |
| Equity settled share-based payments | | **4.5** | 5.4 | 5.3 |
| | | **88.0** | 71.4 | 133.4 |
| (Increase)/decrease in inventories | | **(4.1)** | 4.7 | 7.4 |
| (Increase)/decrease in trade and other receivables | | **(64.7)** | (27.4) | 36.1 |
| (Decrease)/increase in trade and other payables and provisions | | **(14.1)** | 7.1 | (36.7) |
| **Cash generated from operations** | | **5.1** | 55.8 | 140.2 |
| Interest paid | | **(1.4)** | (4.1) | (4.2) |
| Tax paid | | **(42.8)** | (6.1) | (38.0) |
| **Net cash flow from operating activities** | | **(39.1)** | 45.6 | 98.0 |
| **Cash flow from investing activities** | | | | |
| Acquisition of businesses (net of cash acquired) | | **(77.8)** | - | (12.7) |
| Acquisition of joint ventures and associates | | **(1.3)** | (6.1) | (6.0) |
| Purchase of property, plant and equipment | | **(8.1)** | (7.6) | (18.4) |
| Purchase of intangible assets | | **(1.1)** | (0.1) | (0.2) |
| Disposal of businesses (net of cash disposed of) | | **14.0** | 23.6 | 263.1 |
| Disposal of joint ventures, associates and other investments | | **11.2** | 20.9 | 19.2 |
| Disposal of property, plant and equipment | | **2.6** | 2.2 | 9.7 |
| Interest received | | **15.9** | 9.3 | 22.7 |
| Dividends received from joint ventures and associates | | **0.1** | 1.9 | 2.0 |
| **Net cash flow from investing activities** | | **(44.5)** | 44.1 | 279.4 |
| **Net cash flow before financing activities** | | **(83.6)** | 89.7 | 377.4 |
| **Cash flow from financing activities** | | | | |
| Repayment of loans | | **(0.2)** | (4.4) | (4.3) |
| Dividends paid | | **(15.5)** | (13.9) | (39.8) |
| Proceeds from shares issued | | **1.2** | 8.9 | 10.7 |
| Acquisition of treasury shares | | **(25.5)** | (14.7) | (21.5) |
| (Acquisition)/disposal of shares by trustees of the Performance Share Plan 2002 | | **(9.3)** | - | 0.3 |
| **Net cash flow from financing activities** | | **(49.3)** | (24.1) | (54.6) |
| **(Decrease)/increase in cash and cash equivalents** | | **(132.9)** | 65.6 | 322.8 |
| Cash and cash equivalents as at the beginning of the period | | **733.4** | 406.4 | 406.4 |
| Exchange gains/(losses) on cash and cash equivalents | | **0.3** | (1.6) | 4.2 |
| **Cash and cash equivalents as at the end of the period** | 12 | **600.8** | 470.4 | 733.4 |
| **Cash and cash equivalents consist of:** | | | | |
| Cash at bank and in hand | | **122.1** | 431.2 | 720.4 |
| Short-term investments | | **478.8** | 21.2 | 13.7 |
| | | **600.9** | 452.4 | 734.1 |
| Overdrafts | | **(0.1)** | (8.1) | (0.7) |
| | | **600.8** | 444.3 | 733.4 |
| Cash and cash equivalents (including overdrafts) classified as held for sale | 12 | **-** | 26.1 | - |
| **Cash and cash equivalents** | 12 | **600.8** | 470.4 | 733.4 |

# Notes to the accounts

## 1 Preparation of interim results

This condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the EU. As required by the Disclosure and Transparency Rules of the Financial Services Authority, the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2007 except for the group's tax measurement basis (see note 4). The income statements for year ended 31 December 2007 and for period ending 30 June 2007 have been restated to reflect a change in presentation of cost of sales and administrative expenses. This does not affect reported profit before tax.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key source of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2007. The principal risks and uncertainties that face the group in the second half of 2008 remain unchanged from those disclosed in the annual report for the year ended 31 December 2007.

The comparative figures for the year ended 31 December 2007 are not the group's statutory accounts for that financial year. Those accounts have been reported on by the group's auditors and delivered to the registrar of companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The annual accounts for the year ended 31 December 2007 are prepared in line with IFRS as adopted by the EU.

During 2006 IFRIC 12 on service concession arrangements was issued. This interpretation is effective with effect from 1 January 2008, but this has yet to be adopted for use in the EU. In view of this, the directors consider that it remains appropriate to apply the approach set out in Appendix Note F of the UK Financial Reporting Standard 5 'Reporting the substance of transactions' in determining the accounting model to be applied to AMEC's PPP activities. This involves applying a 'risks and rewards' test to determine whether a non-current asset or finance debtor model should be followed. The directors do not expect this accounting policy to be significantly different to that under IFRIC 12.

## 2 Segmental analysis of continuing operations

| | Revenue | | | Profit/(loss) | | |
|---|---|---|---|---|---|---|
| | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
| **Class of business:** | | | | | | |
| Natural Resources | **561.7** | 498.4 | 1,014.8 | **61.0** | 36.5 | 93.7 |
| Power and Process | **535.8** | 490.0 | 1,009.1 | **26.7** | 29.8 | 48.4 |
| Earth and Environmental | **165.8** | 140.1 | 288.4 | **10.1** | 8.8 | 20.9 |
| Investments and other activities | **9.3** | 33.5 | 64.4 | **(3.1)** | 7.7 | 5.5 |
| | **1,272.6** | 1,162.0 | 2,376.7 | **94.7** | 82.8 | 168.5 |
| Internal revenue | **(17.4)** | (9.1) | (20.5) | **–** | – | – |
| Corporate costs | **–** | – | – | **(17.3)** | (21.3) | (36.5) |
| | **1,255.2** | 1,152.9 | 2,356.2 | **77.4** | 61.5 | 132.0 |
| Net financing income | **–** | – | – | **14.5** | 4.7 | 18.4 |
| Share of post-tax results of joint ventures and associates | **–** | – | – | **0.4** | 0.7 | 1.2 |
| | **1,255.2** | 1,152.9 | 2,356.2 | **92.3** | 66.9 | 151.6 |

## 2 Segmental analysis of continuing operations continued

| | Net assets/(liabilities) | | |
|---|---|---|---|
| | **30 June 2008 £ million** | 30 June 2007 £ million | 31 December 2007 £ million |
| **Class of business:** | | | |
| Natural Resources | **60.6** | 59.2 | 29.8 |
| Power and Process | **2.2** | (35.5) | (51.5) |
| Earth and Environmental | **57.6** | 37.0 | 34.5 |
| Investments and other activities | **(238.6)** | (130.8) | (207.3) |
| | **(118.2)** | (70.1) | (194.5) |
| Goodwill | **282.0** | 195.1 | 215.4 |
| Interests in joint ventures and associates | **26.2** | 15.7 | 22.7 |
| Net cash | **600.8** | 444.3 | 733.2 |
| Unallocated net assets | **101.3** | 20.8 | 103.0 |
| Assets and liabilities classified as held for sale | **-** | (66.3) | 13.6 |
| | **892.1** | 539.5 | 893.4 |

| | Revenue | | | Profit/(loss) | | |
|---|---|---|---|---|---|---|
| | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
| **Geographical origin:** | | | | | | |
| United Kingdom | **535.5** | 508.1 | 950.5 | **29.2** | 39.4 | 70.0 |
| Rest of Europe | **16.6** | 46.1 | 88.6 | **(0.2)** | 4.2 | 6.4 |
| Americas | **593.6** | 537.4 | 1,180.9 | **53.2** | 38.2 | 89.3 |
| Rest of the World | **109.5** | 61.3 | 136.2 | **12.5** | 1.0 | 2.8 |
| | **1,255.2** | 1,152.9 | 2,356.2 | **94.7** | 82.8 | 168.5 |
| Corporate costs | **-** | - | - | **(17.3)** | (21.3) | (36.5) |
| | **1,255.2** | 1,152.9 | 2,356.2 | **77.4** | 61.5 | 132.0 |
| Net financing income | **-** | - | - | **14.5** | 4.7 | 18.4 |
| Share of post-tax results of joint ventures and associates | **-** | - | - | **0.4** | 0.7 | 1.2 |
| | **1,255.2** | 1,152.9 | 2,356.2 | **92.3** | 66.9 | 151.6 |

| | Net assets/(liabilities) | | |
|---|---|---|---|
| | **30 June 2008 £ million** | 30 June 2007 £ million | 31 December 2007 £ million |
| **Geographical origin:** | | | |
| United Kingdom | **(39.6)** | 3.4 | (99.7) |
| Rest of Europe | **(49.1)** | (63.0) | (56.1) |
| Americas | **255.7** | 175.1 | 171.4 |
| Rest of the World | **(3.2)** | 9.5 | 5.3 |
| | **163.8** | 125.0 | 20.9 |
| Interests in joint ventures and associates | **26.2** | 15.7 | 22.7 |
| Net cash | **600.8** | 444.3 | 733.2 |
| Unallocated net assets | **101.3** | 20.8 | 103.0 |
| Assets and liabilities classified as held for sale | **-** | (66.3) | 13.6 |
| | **892.1** | 539.5 | 893.4 |

### 3 Exceptional items – arising from litigation and exit of businesses

| | Six months ended 30 June 2008 £ million | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
|---|---|---|---|
| Natural Resources | **6.5** | - | - |
| Power and Process | **0.1** | 10.9 | 11.5 |
| Investments and other activities | **(1.9)** | 9.0 | 16.7 |
| Exceptional items of continuing operations | **4.7** | 19.9 | 28.2 |
| Taxation on exceptional items of continuing operations | **1.4** | (3.2) | 0.8 |
| Exceptional items of discontinued operations (post-tax) | **(1.2)** | (3.6) | 227.6 |
| Post-tax exceptional items | **4.9** | 13.1 | 256.6 |

Exceptional items are further analysed as follows:

| | **Six months ended 30 June 2008** | | |
|---|---|---|---|
| | **Gain/(loss) on disposals £ million** | **Other exceptional items £ million** | **Total arising from litigation and exit of businesses £ million** |
| Continuing operations | **5.4** | **(0.7)** | **4.7** |
| Discontinued operations | **(0.1)** | **(0.4)** | **(0.5)** |
| Profit/(loss) before tax | **5.3** | **(1.1)** | **4.2** |
| Tax | **(2.2)** | **2.9** | **0.7** |
| Profit after tax | **3.1** | **1.8** | **4.9** |

Two peripheral businesses were sold in the period resulting in exceptional pre-tax gains on disposal of £5.3 million.

Other exceptional items in 2008 comprise provision and other adjustments in relation to outstanding matters on various legacy projects.

| | Six months ended 30 June 2007 | | |
|---|---|---|---|
| | Gain/(loss) on disposals £ million | Other exceptional items £ million | Total arising from litigation and exit of businesses £ million |
| Continuing operations | 16.6 | 3.3 | 19.9 |
| Discontinued operations | (4.5) | 4.7 | 0.2 |
| Profit before tax | 12.1 | 8.0 | 20.1 |
| Tax | (2.4) | (4.6) | (7.0) |
| Profit after tax | 9.7 | 3.4 | 13.1 |

### 3 Exceptional items – arising from litigation and exit of businesses

| | Year ended 31 December 2007 | | |
|---|---|---|---|
| | Gain on disposals £ million | Other exceptional items £ million | Total arising from litigation and exit of businesses £ million |
| Continuing operations | 17.7 | 10.5 | 28.2 |
| Discontinued operations | 292.4 | 2.8 | 295.2 |
| Profit before tax | 310.1 | 13.3 | 323.4 |
| Tax | (66.8) | - | (66.8) |
| Profit after tax | 243.3 | 13.3 | 256.6 |

Divestment of the group's four Built Environment businesses was successfully completed during the fourth quarter of 2007. This combined with the profit on disposal of peripheral businesses in the first half of 2007, resulted in an aggregate pre-tax exceptional gain in 2007 of £310.1 million.

### 4 Income tax

Income tax on the profit before exceptional items and intangible amortisation for the six months ended 30 June 2008 is based on an effective rate of 30.9 per cent, which has been calculated by reference to the projected charge for the full year.

### 5 Profit for the period from discontinued operations

Discontinued operations include the non-core Built Environment businesses, pipeline construction activities and AMEC SPIE.

The results of discontinued operations were as follows:

| | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
|---|---|---|---|
| Revenue | **0.2** | 571.7 | 710.7 |
| Cost of sales and net operating expenses | **2.6** | (563.2) | (715.2) |
| Profit/(loss) before income tax | **2.8** | 8.5 | (4.5) |
| Attributable tax | **-** | (3.5) | (0.2) |
| Profit/(loss) after income tax | **2.8** | 5.0 | (4.7) |
| Exceptional items – litigation and exit of businesses | **(0.4)** | 4.7 | 2.8 |
| Attributable tax on exceptional items | **-** | (1.4) | (0.9) |
| (Loss)/profit on disposal | **(0.1)** | (4.5) | 292.4 |
| Attributable tax on (loss)/profit on disposal | **(0.7)** | (2.4) | (66.7) |
| Profit for the period from discontinued operations | **1.6** | 1.4 | 222.9 |

The total profit for the period from discontinued operations is analysed as follows:

| | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
|---|---|---|---|
| Profit/(loss) before exceptional items and tax | **2.8** | 8.5 | (4.5) |
| Pre-tax exceptional items – litigation and exit of businesses | **(0.4)** | 4.7 | 2.8 |
| Pre-tax exceptional (loss)/profit on disposal | **(0.1)** | (4.5) | 292.4 |
| Pre-tax profit | **2.3** | 8.7 | 290.7 |
| Tax | **(0.7)** | (7.3) | (67.8) |
| Profit for the period from discontinued operations | **1.6** | 1.4 | 222.9 |

# Notes to the accounts continued

## 6 Earnings per share

Total basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan 2002, those held by the qualifying employee share ownership trust and those held in treasury by the company.

| | Six months ended 30 June 2008 | | |
|---|---|---|---|
| | Earnings £ million | Weighted average shares number million | Earnings per share pence |
| **Basic earnings from continuing operations** | **66.9** | **326.6** | **20.5** |
| Share options | - | 2.8 | (0.1) |
| Employee share and incentive schemes | - | 4.3 | (0.3) |
| **Diluted earnings from continuing operations** | **66.9** | **333.7** | **20.1** |
| **Basic earnings from discontinued operations** | **1.6** | **326.6** | **0.5** |
| Share options | - | 2.8 | - |
| Employee share and incentive schemes | - | 4.3 | - |
| **Diluted earnings from discontinued operations** | **1.6** | **333.7** | **0.5** |

The basic and diluted profit of £66.9 million for the six months ended 30 June 2008 is the profit for the period for continuing operations of £66.8 million plus the loss attributable to minority interest of £0.1 million.

| | Six months ended 30 June 2007 | | | Year ended 31 December 2007 | | |
|---|---|---|---|---|---|---|
| | Earnings £ million | Weighted average shares number million | Earnings per share pence | Earnings £ million | Weighted average shares number million | Earnings per share pence |
| **Basic earnings from continuing operations** | 49.9 | 328.8 | 15.2 | 121.4 | 328.7 | 36.9 |
| Share options | - | 4.0 | (0.2) | - | 2.5 | (0.2) |
| Employee share and incentive schemes | - | 5.9 | (0.3) | - | 5.3 | (0.6) |
| **Diluted earnings from continuing operations** | 49.9 | 338.7 | 14.7 | 121.4 | 336.5 | 36.1 |
| **Basic earnings from discontinued operations** | 1.4 | 328.8 | 0.4 | 222.9 | 328.7 | 67.8 |
| Share options | - | 4.0 | - | - | 2.5 | (0.5) |
| Employee share and incentive schemes | - | 5.9 | - | - | 5.3 | (1.1) |
| **Diluted earnings from discontinued operations** | 1.4 | 338.7 | 0.4 | 222.9 | 336.5 | 66.2 |

The basic and diluted profit of £49.9 million for the six months ended 30 June 2007 is the profit for the period for continuing operations of £49.9 million. There was no profit or loss attributable to minority interest.

The basic and diluted profit of £121.4 million for the year ended 31 December 2007 is the profit for the year for continuing operations of £121.5 million less the profit attributable to minority interest of £0.1 million.

In order to appreciate the effects of the continuing and discontinued operations and exceptional items on the reported performance, additional calculations of earnings per share are presented.

## 6 Earnings per share continued

| | Six months ended 30 June 2008 | | |
|---|---|---|---|
| | **Earnings £ million** | **Weighted average shares number million** | **Earnings per share pence** |
| **Basic earnings from continuing operations** | **66.9** | **326.6** | **20.5** |
| Exceptional items | **(6.1)** | **-** | **(1.8)** |
| Intangible amortisation (post-tax) | **1.8** | **-** | **0.5** |
| **Basic earnings before exceptional items and intangible amortisation** | **62.6** | **326.6** | **19.2** |
| Share options | **-** | **2.8** | **(0.2)** |
| Employee share and incentive schemes | **-** | **4.3** | **(0.2)** |
| **Diluted earnings before exceptional items and intangible amortisation** | **62.6** | **333.7** | **18.8** |

| | Six months ended 30 June 2007 | | | Year ended 31 December 2007 | | |
|---|---|---|---|---|---|---|
| | Earnings £ million | Weighted average shares number million | Earnings per share pence | Earnings £ million | Weighted average shares number million | Earnings per share pence |
| **Basic earnings from continuing operations** | 49.9 | 328.8 | 15.2 | 121.4 | 328.7 | 36.9 |
| Exceptional items | (16.7) | - | (5.1) | (29.0) | - | (8.8) |
| Intangible amortisation (post-tax) | 1.2 | - | 0.4 | 1.9 | - | 0.6 |
| **Basic earnings before exceptional items and intangible amortisation** | 34.4 | 328.8 | 10.5 | 94.3 | 328.7 | 28.7 |
| Share options | - | 4.0 | (0.1) | - | 2.5 | (0.2) |
| Employee share and incentive schemes | - | 5.9 | (0.2) | - | 5.3 | (0.5) |
| **Diluted earnings before exceptional items and intangible amortisation** | 34.4 | 338.7 | 10.2 | 94.3 | 336.5 | 28.0 |

## 7 Dividends

After the balance sheet date the directors declared a dividend of 5.3 pence per share payable on 2 January 2009 to equity holders on the register at the close of business on 28 November 2008. This dividend has not been provided for and there are no income tax consequences for the company.

Dividends totalling £15.5 million were paid during the six months ended 30 June 2008.

# Notes to the accounts continued

## 8 Intangible assets

| | Goodwill £ million | Software £ million | Other £ million | Total £ million |
|---|---|---|---|---|
| Cost: | | | | |
| As at 1 January 2007 | 214.9 | 6.2 | 12.2 | 233.3 |
| Exchange and other movements | 9.0 | (0.8) | (0.1) | 8.1 |
| Additions | – | 0.1 | – | 0.1 |
| Disposal of businesses | – | (0.5) | – | (0.5) |
| As at 30 June 2007 | 223.9 | 5.0 | 12.1 | 241.0 |
| As at 1 January 2008 | 245.4 | 5.9 | 13.0 | 264.3 |
| Exchange and other movements | (4.9) | – | (0.4) | (5.3) |
| Acquisition of businesses | 70.8 | – | 32.7 | 103.5 |
| Additions | – | 1.1 | – | 1.1 |
| **As at 30 June 2008** | **311.3** | **7.0** | **45.3** | **363.6** |
| Amortisation: | | | | |
| As at 1 January 2007 | 27.0 | 3.2 | 5.5 | 35.7 |
| Exchange and other movements | 1.8 | (0.1) | (0.2) | 1.5 |
| Provided during the period | – | 0.5 | 0.7 | 1.2 |
| Disposal of businesses | – | (0.5) | – | (0.5) |
| As at 30 June 2007 | 28.8 | 3.1 | 6.0 | 37.9 |
| As at 1 January 2008 | 30.0 | 4.2 | 6.3 | 40.5 |
| Exchange and other movements | (0.7) | – | (0.1) | (0.8) |
| Provided during the period | – | 0.1 | 2.5 | 2.6 |
| **As at 30 June 2008** | **29.3** | **4.3** | **8.7** | **42.3** |
| Net book value: | | | | |
| **As at 30 June 2008** | **282.0** | **2.7** | **36.6** | **321.3** |
| As at 30 June 2007 | 195.1 | 1.9 | 6.1 | 203.1 |

## 9 Non-current liabilities

Other payables of £22.5 million (2007: £nil) includes the long term element of deferred and contingent consideration on the acquisitions in the period.

## 10 Provisions

The nature and measurement bases of the group's provisions are unchanged from those presented in the last annual report.

| | | | | | Six months ended 30 June 2008 |
|---|---|---|---|---|---|
| | Litigation £ million | Indemnities and other liabilities on disposals £ million | Insurance £ million | Onerous property contracts £ million | Total £ million |
| As at 1 January 2008 | 71.5 | 78.9 | 39.9 | 9.1 | 199.4 |
| Exchange movements | – | 3.4 | – | – | 3.4 |
| Utilised | (7.7) | (3.1) | – | (0.1) | (10.9) |
| Charged/(credited) to the income statement: | | | | | |
| Additional provisions | 11.6 | – | 3.1 | 0.2 | 14.9 |
| Unused amounts reversed | (14.6) | (4.4) | – | – | (19.0) |
| **As at 30 June 2008** | **60.8** | **74.8** | **43.0** | **9.2** | **187.8** |

## 10 Provisions

| | Litigation £ million | Indemnities and other liabilities on disposals £ million | Insurance £ million | Onerous property contracts £ million | Total £ million |
|---|---|---|---|---|---|
| | | | | | Six months ended 30 June 2007 |
| As at 1 January 2007 | 85.3 | 53.6 | 25.8 | 9.1 | 173.8 |
| Exchange movements | (1.0) | – | – | – | (1.0) |
| Utilised | (6.5) | (3.5) | – | – | (10.0) |
| Charged/(credited) to the income statement: | | | | | |
| Additional provisions | 4.0 | 4.0 | 1.7 | – | 9.7 |
| Unused amounts reversed | (9.7) | (5.0) | – | (1.3) | (16.0) |
| Transfer from payables | 5.7 | – | – | – | 5.7 |
| | 77.8 | 49.1 | 27.5 | 7.8 | 162.2 |
| Reclassified as held for sale | (3.7) | – | – | – | (3.7) |
| As at 30 June 2007 | 74.1 | 49.1 | 27.5 | 7.8 | 158.5 |

## 11 Reconciliation of movements in total equity attributable to the equity holders of the company

| | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | Year ended 31 December 2007 £ million |
|---|---|---|---|
| Total recognised income and expense attributable to equity holders of the company | **55.1** | 71.1 | 434.3 |
| Dividends | **(28.6)** | (26.4) | (41.3) |
| Shares issued | **1.2** | 8.9 | 10.7 |
| Equity settled share-based payments | **4.5** | 5.4 | 5.3 |
| (Acquisition)/disposal of shares by trustees of the Performance Share Plan 2002 | **(9.3)** | – | 0.3 |
| Acquisition of treasury shares | **(25.5)** | (14.7) | (21.5) |
| Cumulative gains and losses transferred from the hedging and translation reserves on disposal of businesses | **–** | 0.4 | 10.8 |
| Net (decrease)/increase in total equity | **(2.6)** | 44.7 | 398.6 |
| Total equity as at beginning of the period | **892.6** | 494.0 | 494.0 |
| **Total equity as at end of the period attributable to equity holders of the company** | **890.0** | 538.7 | 892.6 |

**Share Buybacks**

A total of 3,200,000 ordinary shares was purchased during the six months ended 30 June 2008 and will be held as treasury shares. Of these, 2,450,000 were purchased specifically to satisfy the group's share plan awards.

750,000 ordinary shares were purchased under the share buyback programme during the six months ended 30 June 2008.

# Notes to the accounts continued

## 12 Analysis of net cash

| | 30 June 2008 £ million | 30 June 2007 £ million | 31 December 2007 £ million |
|---|---|---|---|
| Cash at bank and in hand | **122.1** | 431.2 | 720.4 |
| Short-term investments | **478.8** | 21.2 | 13.7 |
| Cash and cash equivalents disclosed on the balance sheet | **600.9** | 452.4 | 734.1 |
| Overdrafts | **(0.1)** | (8.1) | (0.7) |
| | **600.8** | 444.3 | 733.4 |
| Cash and cash equivalents (including overdrafts) classified as held for sale | **-** | 26.1 | - |
| **Total cash and cash equivalents** | **600.8** | 470.4 | 733.4 |
| Current debt | **-** | - | (0.1) |
| Non-current debt | **-** | - | (0.1) |
| Debt classified as held for sale | **-** | (14.9) | - |
| **Net cash as at the end of the period** | **600.8** | 455.5 | 733.2 |

Net cash is analysed between the amount disclosed in the balance sheet and amounts classified as held for sale as follows:

| | 30 June 2008 £ million | 30 June 2007 £ million | 31 December 2007 £ million |
|---|---|---|---|
| Net cash disclosed on the balance sheet | **600.8** | 444.3 | 733.2 |
| Net cash classified as held for sale | **-** | 11.2 | - |
| **Total net cash as at the end of the period** | **600.8** | 455.5 | 733.2 |

## 13 Share-based payments

Share awards granted during the period under the Performance Share Plan 2002 are as follows:

| | Weighted average fair value 2008 | Number of shares 2008 |
|---|---|---|
| Share awards granted during the period | **493p** | **1,096,093** |

The terms and conditions of the Performance Share Plan 2002 are disclosed in the consolidated financial statements as at and for the year ended 31 December 2007.

The fair value of the award was measured using the Monte Carlo model and the inputs are as follows:

| | 2008 |
|---|---|
| Weighted average fair value at measurement date | **493p** |
| Share price | **718p** |
| Expected share price volatility | **26%** |
| Expected dividend yield | **2.0%** |
| Comparator share price volatility | **27%** |
| Correlation between two companies in comparator group | **33%** |

The basis of measuring fair value is consistent with that disclosed in the consolidated financial statements as at and for the year ended 31 December 2007.

## 14 Acquisitions

All of the following purchases have been accounted for as acquisitions. Due to the proximity of these acquisitions to the period end, this initial accounting for these acquisitions has been determined only provisionally. None of the businesses acquired made a material contribution to consolidated revenue and profit in the period from their acquisition to 30 June 2008. Their revenue and profit for the six month period ending 30 June 2008 were also not material to the group. Intangible assets recognised at fair value on the acquisition of these businesses included brands, trade names, customer relationships, order backlogs and non-compete agreements.

**Rider Hunt International (RHI)**

On 2 April 2008, the group acquired all the shares in RHI. RHI is based in the UK and is an international provider of project services to the oil, gas, chemical, energy and process industries.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of RHI were as follows:

| | Book value £ million | Fair value adjustments £ million | Recognised value £ million |
|---|---|---|---|
| Property, plant and equipment | 0.2 | - | 0.2 |
| Intangible assets | - | 10.2 | 10.2 |
| Trade and other receivables | 6.9 | - | 6.9 |
| Cash and cash equivalents | 0.1 | - | 0.1 |
| Trade and other payables | (2.4) | - | (2.4) |
| Deferred tax liability | - | (2.9) | (2.9) |
| Net identifiable assets and liabilities | 4.8 | 7.3 | 12.1 |
| Goodwill on acquisition | | | 13.5 |
| | | | 25.6 |
| Consideration | | | |
| Cash | | | 25.2 |
| Cost of acquisition | | | 0.4 |
| | | | 25.6 |

Goodwill has arisen on the acquisition of RHI primarily because of the synergies obtained through combining RHI's strong project controls expertise and customer relationships with AMEC's project management and engineering skills.

# Notes to the accounts continued

**14 Acquisitions** continued

**Bower Damberger Rolseth Engineering Limited (BDR)**

On 16 May 2008, the group acquired all the shares in BDR. BDR is based in Calgary, Canada and is a specialist in-situ oil sands business.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of BDR were as follows:

| | Book value £ million | Fair value adjustments £ million | Recognised value £ million |
|---|---|---|---|
| Property, plant and equipment | 0.3 | - | 0.3 |
| Intangible assets | - | 10.4 | 10.4 |
| Trade and other receivables | 1.2 | - | 1.2 |
| Cash and cash equivalents | 2.2 | - | 2.2 |
| Trade and other payables | (3.0) | (0.7) | (3.7) |
| Current tax payable | (0.4) | - | (0.4) |
| Deferred tax liability | - | (2.8) | (2.8) |
| Net identifiable assets and liabilities | 0.3 | 6.9 | 7.2 |
| Goodwill on acquisition | | | 29.7 |
| | | | 36.9 |
| Consideration | | | |
| Cash – paid on completion | | | 17.6 |
| – deferred | | | 5.0 |
| – contingent | | | 14.1 |
| Cost of acquisition | | | 0.2 |
| | | | 36.9 |

The contingent consideration is payable in five years time subject to achievement of profit targets over that period.

Goodwill has arisen on the acquisition of BDR primarily because of the synergies obtained through combining the specialist engineering expertise and strong customer relationships of BDR with AMEC's capabilities in project management, construction management and engineering on large scale projects with major customers.

**Geomatrix Consultants Inc (Geomatrix)**

On 9 June 2008, the group acquired all the shares in Geomatrix. Geomatrix is based in Oakland, US and is a diversified technical consulting and engineering firm offering specialist environmental, geotechnical and water resources services to clients in sectors such as oil and gas, industrial, mining and municipal.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Geomatrix were as follows:

| | Book value £ million | Fair value adjustments £ million | Recognised value £ million |
|---|---|---|---|
| Property, plant and equipment | 1.3 | - | 1.3 |
| Intangible assets | - | 9.5 | 9.5 |
| Trade and other receivables | 16.0 | - | 16.0 |
| Cash and cash equivalents | 1.2 | - | 1.2 |
| Trade and other payables | (6.4) | - | (6.4) |
| Deferred tax liability | (0.9) | (3.9) | (4.8) |
| Net identifiable assets and liabilities | 11.2 | 5.6 | 16.8 |
| Goodwill on acquisition | | | 23.8 |
| | | | 40.6 |
| Consideration | | | |
| Cash – paid on completion | | | 32.3 |
| – deferred | | | 7.7 |
| Cost of acquisition | | | 0.6 |
| | | | 40.6 |

## 14 Acquisitions continued

Goodwill has arisen on the acquisition of Geomatrix primarily as a result of the skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of recognition.

**Other**

A number of other immaterial acquisitions were made in the period ended 30 June 2008 for £5.3 million in cash paid on completion with the assumption of cash of £0.3 million. A further £1.3 million of conditional consideration may be paid in respect of one of these acquisitions. The aggregate fair value of identifiable net assets was £3.8 million excluding cash assumed and after recognising minority interests of £1.3 million the aggregate goodwill arising on acquisitions was £3.8 million. The aggregate book value of net assets acquired was £1.1 million excluding cash.

Goodwill has been recognised on these acquisitions as a result of skilled workforces which did not meet the criteria for recognition as intangible assets at the dates of recognition.

## 15 Contingent liabilities

There have been no significant changes to contingent liabilities during the six months ended 30 June 2008.

## 16 Related party transactions

During the six months ended 30 June 2008 there were a number of transactions with joint venture entities and subsidiary companies.

The transactions and related balances outstanding with joint ventures and associates are as follows:

| | Value of transactions | | Outstanding balance as at 30 June | |
|---|---|---|---|---|
| | **Six months ended 30 June 2008 £ million** | Six months ended 30 June 2007 £ million | **2008 £ million** | 2007 £ million |
| Services rendered | **56.6** | 31.2 | **8.3** | 2.3 |
| Services received | **–** | 1.0 | **–** | 0.2 |

There have been no significant changes in related party transactions since those described in the last annual report.

## 17 Post balance sheet events

On 22 July 2008, AMEC plc announced the acquisition of AllDeco, s.r.o. for a total cash consideration of £11.1 million. £7.8 million was paid at closing, with the balance to be paid over the next three years, subject to the achievement of agreed performance targets.

# Responsibility statement of the directors in respect of the half-yearly financial report

We confirm that to the best of our knowledge:

- the condensed set of accounts has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU
- the interim management report includes a fair review of the information required by:
  - DTR 4.2.7R of the 'Disclosure and Transparency Rules', being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and
  - DTR 4.2.8R of the 'Disclosure and Transparency Rules', being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

**J M Green-Armytage**
Chairman

**S Y Brikho**
Chief Executive

28 August 2008

# Independent review report by KPMG Audit Plc to AMEC plc

**Introduction**
We have been engaged by the company to review the condensed set of accounts in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed consolidated Income Statement, condensed consolidated Statement of Recognised Income and Expense, condensed consolidated Balance Sheet, condensed consolidated Cash Flow Statement and the related explanatory notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

**Directors' responsibilities**
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FSA.

As disclosed in note 1, the annual accounts of the group are prepared in accordance with IFRSs as adopted by the EU. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU.

**Our responsibility**
Our responsibility is to express to the company a conclusion on the condensed set of accounts in the half-yearly financial report based on our review.

**Scope of review**
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

**Review conclusion**
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of accounts in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

**KPMG Audit Plc**
Chartered Accountants
Manchester
28 August 2008


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AMEC plc
76-78 Old Street
London EC1V 9RU
United Kingdom

Tel: +44 (0)20 7539 5800

www.amec.com






Companies House
for the record

Company Name
**AMEC P L C**



# 363s Annual Return

Company Type
**Public Limited Company**

Company Number
**1675285**
Information extracted from Companies House records on
**31st May 2007**

> Please check the details printed in the "**Current details**" column.
> If any details are wrong, strike them through and write the correct details in the "**Amended details**" column.
> Please complete in **black** ink and use capitals.

## Section 1: Company details

| Ref: 1675285/09/28 | Current details | Amended details |
|---|---|---|
| > Registered Office Address<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Sandiway House,Hartford,<br>Northwich,<br>Cheshire,<br>CW8 2YA.** | Address<br><br><br><br>UK Postcode |
| > Register of Members<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held<br>Capita Registrars<br>The Registry<br>34 Beckenham Road<br>Beckenham Kent BR3 4TU** | Address<br><br><br><br>UK Postcode |
| > Register of Debenture Holders<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Not Applicable** | Address<br><br><br><br>UK Postcode |
| > Principal Business Activities<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **SIC Code** **Description**<br>**7415** **Holding companies incl head offices** | **SIC CODE** **Description** |

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| > **Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288a.* | **Name**<br>**Peter James HOLLAND**<br><br>**Address**<br>**Woodside House**<br>**Wynnstay Lane, Marford**<br>**Wrexham**<br>**LL12 8LH** | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985.<br><br>Address ______<br>______<br>______<br>UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴<br>Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Date Peter James HOLLAND ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Elisabeth Patricia AIREY**<br><br>**Address**<br>**20 St Jamess Walk**<br>**London**<br>**EC1R 0AP**<br><br>**Date of birth** **28/01/1959**<br>**Nationality** **British**<br>**Occupation** **Co Director** | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985.<br><br>Address ______<br>______<br>______<br>UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴<br>Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Nationality ______<br>Occupation ______<br>Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Date Elisabeth Patricia AIREY ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ |

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Samir Yacoub BRIKHO**<br><br>**Address**<br>**Wileustrasse 124**<br>**Wilen B Wollerau**<br>**8832**<br>**Switzerland**<br><br>**Date of birth** **03/05/1958**<br><br>**Nationality** **Swedish**<br><br>**Occupation** **Director** | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.<br><br>Address ______<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ______<br>Occupation ______<br>Date of change __ / __ / ____<br>Date Samir Yacoub BRIKHO ceased to be director (if applicable)<br>__ / __ / ____ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Peter John BYROM**<br><br>This is a service address for the beneficiary of a Confidentiality Order.<br>**Address**<br>**65 Buckingham Gate**<br>**London**<br>**SW1E 6AT**<br><br>**Date of birth** **23/06/1944**<br><br>**Nationality** **British**<br><br>**Occupation** **Company Director** | Name ______<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.<br><br>Address ______<br><br>UK Postcode ____ ___<br>Date of birth __ / __ / ____<br>Nationality ______<br>Occupation ______<br>Date of change __ / __ / ____<br>Date Peter John BYROM ceased to be director (if applicable)<br>__ / __ / ____ |

| | Current details | Amended details |
|---|---|---|
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**John Dalton EARLY**<br><br>**Address**<br>**Flat 510 Middle Warehouse**<br>**Castle Quay Chester Road**<br>**Manchester**<br>**Lancashire**<br>**M15 4NT**<br><br>**Date of birth** **08/11/1945**<br>**Nationality** **British**<br>**Occupation** **Director** | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.<br><br>Address<br>3 MAYFAIR PARK, OFF MERSEY ROAD, DIDSBURY, MANCHESTER<br><br>UK Postcode M20 2JW<br>Date of birth __/__/____<br>Nationality<br>Occupation<br>Date of change 19/05/2007<br>Date John Dalton EARLY ceased to be director (if applicable)<br>__/__/____ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Timothy William FAITHFULL**<br><br>**Address**<br>**Chancellor House**<br>**1B Norham Gardens**<br>**Oxford**<br>**OX2 6PS**<br><br>**Date of birth** **06/10/1944**<br>**Nationality** **British**<br>**Occupation** **Non Executive Director** | Name<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985.<br><br>Address<br><br>UK Postcode ____ ___<br>Date of birth __/__/____<br>Nationality<br>Occupation<br>Date of change __/__/____<br>Date Timothy William FAITHFULL ceased to be director (if applicable)<br>__/__/____ |

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**John Mcdonald GREEN ARMYTAGE**<br><br>**Address**<br>**The Cedars**<br>**Barnes Common**<br>**London**<br>**SW13 0LN**<br><br>**Date of birth** **06/06/1945**<br>**Nationality** **Canadian British**<br>**Occupation** **Director** | Name ____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 72 of the Companies Act 1985.<br><br>Address ____<br>____<br>____<br>UK Postcode __ __ __ __ __ __ __<br>Date of birth __ __ / __ __ / __ __ __ __<br>Nationality ____<br>Occupation ____<br>Date of change __ __ / __ __ / __ __ __ __<br>Date John Mcdonald GREEN ARMYTAGE ceased to be director (if applicable) __ __ / __ __ / __ __ __ __ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288a.* | **Name**<br>**Martha Ossian HESSE**<br><br>**Address**<br>**4171 Autumn Hills Dr**<br>**Winnemucca**<br>**Nevada 89445**<br>**United States Of America**<br><br>**Date of birth** **14/08/1942**<br>**Nationality** **American**<br>**Occupation** **Director** | Name ____<br><br>☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723 of the Companies Act 1985.<br><br>Address ____<br>____<br>____<br>UK Postcode __ __ __ __ __ __ __<br>Date of birth __ __ / __ __ / __ __ __ __<br>Nationality ____<br>Occupation ____<br>Date of change __ __ / __ __ / __ __ __ __<br>Date Martha Ossian HESSE ceased to be director (if applicable)<br>__ __ / __ __ / __ __ __ __ |

> **Director**

*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*

*Particulars of a new Director must be notified on form 288a.*

| Current details | Amended details |
|---|---|
| **Name** Stuart James SIDDALL | Name |
| | Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723I of the Companies Act 1985. |
| **Address** The Willows 9C Elmwood Park, Gerrards Cross, Buckinghamshire, SL9 7EP | Address |
| | UK Postcode |
| **Date of birth** 27/05/1953 | Date of birth __ / __ / ____ |
| **Nationality** British | Nationality |
| **Occupation** Director | Occupation |
| | Date of change __ / __ / ____ |
| | Date Stuart James SIDDALL ceased to be director (if applicable) __ / __ / ____ |

## Section 3: Share Capital

(

## Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY

Number of shares issued

336,817,884

Aggregate Nominal Value of issued shares

£0.50

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

336,817,884

Aggregate Nominal Value of issued shares

£168,408,942

## List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

**The last full list of members was received on: 08/06/2006**

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

## Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of shares or amount of stock transferred (If appropriate) | Date of registration of transfer (If appropriate) |
|---|---|---|---|
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |
| Name<br>Address<br>UK Postcode | | | |

## Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

| Former shareholders details | Class and number of shares or amount of stock transferred | Date of registration of transfer |
|---|---|---|
| Name<br>Address<br><br><br>UK Postcode | | |
| Name<br>Address<br><br><br>UK Postcode | | |
| Name<br>Address<br><br><br>UK Postcode | | |
| Name<br>Address<br><br><br>UK Postcode | | |
| Name<br>Address<br><br><br>UK Postcode | | |

# 363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature P. J. Holland (Director / Secretary)

Date 19 / 06 / 2007

*This date must not be earlier than the return date at 2 below*

***What to do now***

*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☑ This AR is made up to ***8/6/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **8th June 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

## Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name MRS K A HAND

Telephone number *inc code* 01606 883885

Address AMEC PLC, SANDIWAY HOUSE, HARTFORD, NORTHWICH CHESHIRE

DX number *if applicable* __ __ __ __ __ __

DX exchange

Postcode CW8 2YA

The Companies Act 2006

Public Company limited by shares

# Articles of Association
**(Adopted on 1 October 2008 pursuant to a Special Resolution passed on 14 May 2008)**

# of

# AMEC plc

## Preliminary

### 1 Table A not to apply

The regulations in Table A in The Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

### 2 Interpretation

**2.1** In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

| | |
|---|---|
| "**in writing**" | Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another. |
| "**month**" | Calendar month. |
| "**Office**" | The registered office of the company for the time being. |
| "**Official List**" | Official List of the UK Listing Authority. |
| "**Operator**" | CRESTCo Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the Regulations. |
| "**Operator-instruction**" | A properly authenticated dematerialised instruction attributable to the Operator. |
| "**paid**" | Paid or credited as paid. |
| the "**Regulations**" | The Uncertificated Securities Regulations 2001. |
| "**relevant system**" | A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations. |
| "**Seal**" | The Common Seal of the Company. |
| "**Securities Seal**" | The official seal kept by the Company for sealing securities issued by the Company, or for sealing documents creating or evidencing securities so issued, as permitted by the Companies Acts. |
| the "**Statutes**" | The Companies Acts, the Regulations and every other enactment for the time being in force concerning companies and affecting the Company. |
| the "**Stock Exchange**" | London Stock Exchange plc. |
| "**these Articles**" | These Articles of Association as from time to time altered. |
| "**Transfer Office**" | The place where the Register of Members is situate for the time being. |

| | |
|---|---|
| **"UK Listing Authority"** | The Financial Services Authority in its capacity as competent authority for official listing under Part VI the Financial Services and Markets Act 2000. |
| **"United Kingdom"** | Great Britain and Northern Ireland. |
| **"year"** | Calendar year. |

2.2 The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

2.3 The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

2.4 The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

2.5 The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

2.6 The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Acts.

2.7 The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

2.8 The expression "**address**" includes any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 64, an identification number of a participant in the relevant system) used for the purposes of such communication sending or receiving notices, documents or information by electronic means.

2.9 The expression "**General Meeting**" shall include any general meeting of the Company, including any general meeting held as the Company's annual general meeting in accordance with Section 360 of the Companies Act 2006 ("**Annual General Meeting**").

2.10 The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor.

2.11 Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

2.12 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

2.13 A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

2.14 References to a share (or to a holding of shares) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security for the purposes of the Regulations.

2.15 For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Regulations.

2.16 Except as provided above any words or expressions defined in the Companies Acts or the Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

## Share Capital

### 3 Amount, increase, consolidation, subdivision and cancellation of share capital

3.1 As at the date of adoption of these Articles, the authorised share capital of the Company is £350,000,000 divided into 486,020,779 ordinary shares of 50p each ("ordinary shares") and 213,979,221 6.5p cumulative convertible redeemable preference shares of 50p each.

3.2 The Company may from time to time by Ordinary Resolution increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe. All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

3.3 The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its capital by the amount of the shares so cancelled;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association (subject, nevertheless, to the provisions of the Statutes), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

3.4 Whenever as a result of a consolidation or subdivision of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members, and the Directors may authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale. So far as the Statutes allow, the Directors may treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations and may cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

## 4 Purchase of own shares

Subject to the provisions of the Statutes, the Company may purchase any of its own shares (including any redeemable shares). .

## 5 Reduction of capital

The Company may reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any manner and with and subject to any incident authorised and consent required by law.

# Shares

## 6 Rights attaching to shares on issue

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the member are liable, to be redeemed.

## 7 Directors' power to allot securities and to sell treasury shares

**7.1** Subject to the provisions of the Statutes relating to authority, pre-emption rights and otherwise and of any resolution of the Company in General Meeting passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.

**7.2** The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount.

**7.3** During each prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:

(i) in connection with a rights issue; and

(ii) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount;

as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment.

**7.4** By such authority and power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

**7.5** For the purposes of this Article:

(a) **"prescribed period"** means any period (not exceeding five years on any occasion) for which the authority and powers conferred by Article 7.2 above are renewed by an Ordinary Resolution of the Company stating the Section 80 Amount for such period;

(b) **"rights issue"** means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of ordinary shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory);

(c) the "**Section 80 Amount**" shall be that stated in the relevant Resolution renewing or extending the authority conferred by Article 7.2 above for such period or any increased amount fixed by Ordinary Resolution of the Company in General Meeting;

(d) the "**Section 89 Amount**" shall be that stated in the relevant Special Resolution renewing or extending the power conferred by Article 7.3 above for such period or any increased amount fixed by Special Resolution of the Company in General Meeting;

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company the nominal amount of such shares which may be allotted pursuant to such rights; and

(f) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 shall bear the same meanings herein

## 8 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

## 9 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

## 10 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered member.

## 11 Evidence of Title to Securities

Nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instruction, the regulations from time to time made under the Statutes so permitting. The Directors shall have power to implement any arrangements which they may think fit for such evidencing and transfer which accord with those regulations.

# Variation of Rights

## 12 Manner of variation of rights

**12.1** Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class; or

(b) with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise),

and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

**12.2** To every such separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall (with any necessary modifications) apply, except that:

(a) the necessary quorum at such separate meeting shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class;

(b) at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum;

(c) any holder of shares of the class present in person or by proxy may demand a poll; and

(d) every such member shall on a poll have one vote for every share of the class held by him.

## 13 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects equally therewith but in no respect in priority thereto.

## Share Certificates

### 14 Form of share certificate

Every share certificate shall be issued under the Seal (or under a Securities Seal or, in the case of shares on a branch register, an official seal for use in the relevant territory) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange.

### 15 Joint members

In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint members shall be sufficient delivery to all.

### 16 Issue of share certificates

Any person (subject as aforesaid and excluding persons to whom the Company is not required by law to issue a certificate) whose name is entered in the Register of Members in respect of any shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully paid shares) within five business days after lodgment of a transfer or (in the case of a transfer of partly paid shares) within two months after lodgment of a transfer (or in the case of the surrender of a share warrant for cancellation) within two months of the surrender of the warrant.

### 17 Balance certificate

Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

### 18 Replacement of share certificates

**18.1** Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

**18.2** If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

**18.3** If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

**18.4** In the case of shares held jointly by several persons any such request may be made by any one of the joint members.

## Calls on Shares

### 19 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

### 20 Liability for calls

Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. Joint members shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

### 21 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 20 per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

### 22 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

### 23 Power to differentiate between members

The Directors may on the allotment of shares differentiate between the members as to the amount of calls to be paid and the times of payment.

## 24 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish to the same extent the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 15 per cent. per annum) as the member paying such sum and the Directors may agree.

# Forfeiture and Lien

## 25 Notice on failure to pay a call

**25.1** If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

**25.2** The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

## 26 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

## 27 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, reallotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, reallotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

## 28 Member to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 20 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

## 29 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

## 30 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

## 31 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

## 32 Evidence of forfeiture

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, reallotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, reallotment or disposal of the share.

## Transfer of Shares

### 33 Form of transfer

All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register of Members in respect thereof. All instruments of transfer which are registered may be retained by the Company.

**33.1** All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

**33.2** The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine and either generally or in respect of any class of shares. The Register of Members shall not be closed for more than 30 days in any year.

### 34 Right to refuse registration

**34.1** The Directors may decline to recognise any instrument of transfer unless:

(a) it is in respect of only one class of share;

(b) it is lodged at the Transfer Office accompanied by the relevant share certificate(s); and

(c) when lodged at the Transfer Office it is accompanied by such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (or, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so).

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

**34.2** The Directors may in their absolute discretion refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The Directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

**34.3** If the Directors refuse to register an allotment or transfer they shall as soon as practicable and in any event within two months after the date on which:

(a) the letter of allotment or instrument of transfer was lodged with the Company in the case of shares held in certificated form); or

(b) the Operator-instruction was received by the Company (in the case of shares held in uncertificated form);

send to the allottee or transferee notice in writing of the refusal giving reasons for the refusal.

## 35 No fee on registration

No fee will be charged by the Company in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares.

## 36 Destruction of Documents

**36.1** Subject to compliance with the rules (as defined in the Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy:

(a) all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof

(b) all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof; and

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof.

**36.2** It shall conclusively be presumed in favour of the Company that:

(a) every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

(d) every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.

**36.3** For the purposes of this Article:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

## 37 Further provisions on shares in uncertificated form

**37.1** Subject to the Statutes and the rules (as defined in the Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

**37.2** The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the Regulations.

# Transmission of Shares

## 38 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint member, and the executors or administrators of the deceased where he was a sole or only surviving holder of the shares, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether a sole or joint member) from any liability in respect of any share held by him.

## 39 Election by persons entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer executed by the member registered as the holder of any such share.

## 40 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which be would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

## 41 Untraced Shareholders

**41.1** The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 41.1(b) below (or, if published on different dates, the first thereof) no communication has been received by the Company from the member or the person entitled by transmission and no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the shares at his address on the Register or the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall on expiry of the said period of 12 years have inserted advertisements in both a leading London daily newspaper and in a newspaper circulating in the area in which the address referred to in Article 41.1(a) above is located giving notice of its intention to sell the said shares; and

(c) during the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall have received no communication from such member or person; and

(d) notice shall have been given to the Quotations Department of The Stock Exchange in London of its intention to make such sale.

**41.2** To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered member or the person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

**41.3** In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the Regulations.

## General Meetings

### 42 Annual General Meetings

An Annual General Meeting shall be held in each period of 6 months beginning with the day following the Company's accounting reference date, at such place, date and time as may be determined by the Directors.

### 43 Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene a General Meeting.

## Notice of General Meetings

### 44 Notice of General Meetings

**44.1** An Annual General Meeting shall be called by notice of at least 21 days.

**44.2** Any other General Meeting shall be called by notice of at least 14 days.

**44.3** The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company.

**44.4** A General Meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of any other General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

### 45 Contents of notice of General Meetings

**45.1** Every notice calling a General Meeting shall specify the place, date and time of the meeting.

**45.2** There shall appear with reasonable prominence in every such notice a statement that:

(a) a member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote; and

(b) that a proxy need not be a member of the Company.

**45.3** In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

**45.4** For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting.

**45.5** In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

## 46 Routine Business

For the purposes of Article 45.5 above, routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

**46.1** declaring dividends;

**46.2** receiving and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

**46.3** appointing or reappointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

**46.4** reappointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting); and

**46.5** fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

# Proceedings at General Meetings

## 47 Chairman

The Chairman of the Directors, failing whom the Senior Independent Director, shall preside as chairman at a General Meeting. If neither the Chairman nor the Senior Independent Director are present within five minutes after the time appointed for holding the meeting or neither the Chairman nor the Senior Independent Director are willing to act as chairman, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, a member may be elected to be the chairman by an Ordinary Resolution of the Company passed at the meeting.

## 48 Quorum

No business shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

## 49 Lack of quorum

If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine and in the latter case not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. At the adjourned meeting two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

## 50 Adjournment

The chairman of any General Meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or until a time to be fixed at a later date) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned until a time to be fixed at a later date, the time and place for the adjourned meeting shall be fixed by the Directors.

## 51 Notice of adjourned meeting

When a meeting is adjourned for 30 days or more or until a time to be fixed at a later date, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as expressly provided in these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

## 52 Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

# Polls

## 53 Demand for poll

**53.1** At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than three members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

**53.2** A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number of proportion or the votes recorded for or against such resolution.

### 54 Procedure on a poll

If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

### 55 Timing of poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll nor taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

## Votes of Members

### 56 Votes attaching to shares

Subject to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member who is present in person and every proxy present who has been duly appointed by a member entitled to vote on the resolution shall have one vote; and

(b) on a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

### 57 Votes of joint members

In the case of joint members the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint members and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the share.

## 58 Voting by guardian

Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any General Meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

## 59 Restriction on voting in particular circumstances

**59.1** No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

**59.2** If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for the prescribed period in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register of Members which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**" which expression shall include any further shares which are issued in respect of such shares after the date of the notice under Section 793 of the Companies Act 2006); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to which any of such shares are transferred other than pursuant to an approved transfer or pursuant to Article 59.3(b) below be entitled to vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company.

**59.3** Where the default shares represent at least 0.25 per cent of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

**59.4** The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

**59.5** Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member).

**59.6** Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of any approved transfer or in accordance with Article 59.3(b) above.

**59.7** For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either:

(i) the member has named such person as being so interested; or

(ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 28 days from the date of service of the notice under the said Section 793 except that if the shares in respect of which the said notice is given represent at least 0.25 per cent. of the issued shares of that class at the time of the giving of the relevant notice under the said Section 793, the prescribed period is 14 days from such date; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for a company (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through The Stock Exchange or any other recognised investment exchange or any stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

**59.8** The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

## 60 Validity and result of vote

No objection shall be raised as to the admissibility of any vote or the correctness of the result of any voting upon a resolution except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered or the resolution passed and every vote not disallowed at such meeting and every resolution declared thereat to be passed shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

# Proxies and Corporate Representatives

## 61 Appointment of proxies

**61.1** On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

**61.2** A proxy need not be a member of the Company.

## 62 Multiple Proxies

A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

## 63 Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(c) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 132; and

(d) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 132.

Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 132 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

## 64 Deposit of form of proxy

**64.1** The appointment of a proxy (together with any supporting documentation required under Article 63) must be received at the address or one of the addresses (if any) specified for that purpose in, or by way of note to, or in any document accompanying, the notice convening the meeting (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than 48 hours before the commencement of the meeting or adjourned meeting to which it relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after the poll was demanded, not less than 48 hours before the commencement of the meeting or adjourned meeting at which the poll was demanded; and

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for the taking of the poll;

and in default shall not be treated as valid.

**64.2** The Directors may at their discretion determine that, in calculating the periods mentioned in Article 64.1, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act 2006).

**64.3** Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means or by means of a website in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that member.

**64.4** The appointment of a proxy shall, unless the contrary is stated thereon, be as valid for any adjournment of a meeting as it is for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment of any such meeting) having once been delivered in accordance with this Article 64 for the purposes of any such meeting does not need to be delivered again for the purposes of any subsequent meeting to which it relates.

## 65 Rights of proxy

**65.1** A proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed the proxy to attend, and to speak and vote, at a meeting of the Company.

**65.2** Unless his appointment provides otherwise, a proxy may vote or abstain at his discretion on any resolution put to the vote at a General Meeting of the Company or a meeting of the holders of a class of shares in the Company.

## 66 Termination of proxy's authority

**66.1** Neither the death or insanity of a member who has appointed a proxy, nor the revocation or termination by a member of the appointment of a proxy (or of the authority under which the appointment was made), shall invalidate the proxy or the exercise of any of the rights of the proxy thereunder, unless notice of such death, insanity, revocation or termination shall have been received by the Company in accordance with Article 66.2.

**66.2** Any such notice of death, insanity, revocation or termination must be received at the address or one of the addresses (if any) specified for receipt of proxies in, or by way of note to, or in any document accompanying, the notice convening the meeting to which the appointment of the proxy relates (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than one hour before the commencement of the meeting or adjourned meeting to which the proxy appointment relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after it was demanded, not less than one hour before the commencement of the meeting or adjourned meeting at which the poll was demanded; or

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than one hour before the time appointed for the taking of the poll.

# Corporations acting by Representatives

## 67 Corporations acting by representatives

Subject to the Statutes, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise a person or persons to act as its representatives at any General Meeting of the Company or a meeting of the holders of any class of shares of the Company.

## Directors

### 68 Number of Directors

Subject as hereinafter provided the Directors shall not be less than three nor more than 15 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

### 69 Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

### 70 Directors' fees

**70.1** The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £300,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company.

**70.2** Such ordinary remuneration shall (unless otherwise provided by Ordinary Resolution) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

### 71 Other remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of Chairman or Senior Independent Director whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

### 72 Directors' expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

### 73 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

## 74 Appointment of executive Directors

**74.1** The Directors may from time to time appoint one or more of their body to be the holder of any executive office on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

**74.2** The appointment of any Director to the office of Chairman or Senior Independent Director or Chief Executive shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

**74.3** The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

## 75 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

# Appointment and Retirement of Directors

## 76 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if in any jurisdiction an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(e) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the

Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(f) if he is absent from meetings of the Directors for six months without leave, and the Directors resolve that his office be vacated;

(g) if he is removed from office pursuant to these presents; or

(h) if, being an Executive Director, his employment with the Company and/or its subsidiaries terminates for whatsoever cause, unless in any case the Directors otherwise resolve.

## 77 Retirement at Annual General Meetings

**77.1** At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall retire from office by rotation.

**77.2** A retiring Director shall be eligible for re-election.

## 78 Re-election of retiring director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

## 79 Election of two or more Directors

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

## 80 Nomination of Director for election

No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for appointment as a Director at any General Meeting unless not less than seven nor more than 42 days (inclusive of the date on which the notice is given) before the date appointed for the meeting there shall have been lodged at the Office:

(a) notice in writing signed or authenticated in accordance with Article 132 by a member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election; and

(b) notice in writing signed (or sufficiently authenticated to the satisfaction of the Directors) by the person to be proposed of his willingness to be elected.

## 81 Removal of Director

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

## 82 Election or appointment of additional Director

The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

## 83 Alternate Directors

**83.1** Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

**83.2** The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director.

**83.3** An alternate Director shall be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative. If his appointor is temporarily unable to act through ill health or disability his signature to or approval of any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply (with any necessary modifications) to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

**83.4** An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent (with any necessary modifications) as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

## Meetings and Proceedings of Directors

### 84 Convening of meetings of Directors

**84.1** Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive.

**84.2** The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two persons so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

### 85 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

### 86 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes, only the Chairman or Senior Independent Director for the time being of the Company being the chairman of the meeting shall have a second or casting vote.

## 87 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

## 88 Chairman

The Directors may elect from their number a Chairman and a Senior Independent Director and determine the period for which each is to hold office. If no Chairman or Senior Independent Director shall have been appointed or if at any meeting of the Directors no Chairman or Senior Independent Director shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

## 89 Directors' written resolutions

**89.1** A Directors' written resolution is adopted when a majority of the Directors entitled to vote on such resolution have:

(a) signed one or more copies of it; or

(b) otherwise indicated their agreement to it in writing.

**89.2** A Directors' written resolution is not adopted if the number of Directors who have signed it is less than the quorum for Directors' meetings.

**89.3** Once a Directors' written resolution has been adopted, it must be treated as if it had been a resolution passed at a Directors' meeting in accordance with the Articles.

## 90 Appointment and constitution of committees of Directors

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. In so far as any such power or discretion is delegated to a committee any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee but so that:

(a) the number of co-opted members shall be less than one-half of the total number of members of the committee; and

(b) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are Directors.

## 91 Proceedings of committee meetings

The meetings and proceedings of any such committee consisting of two or more persons shall be governed (with any necessary modifications) by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

## 92 Validity of proceedings

All acts done by any meeting of Directors, or of any such committee, or by any person acting as a member of any such committee, shall, as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

# Directors Interests

## 93 Authorisation of Directors' interests

**93.1** For the purposes of Section 175 of the Companies Act 2006, the Directors shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that Section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

**93.2** Authorisation of a matter under this Article shall be effective only if:

(a) the matter in question shall have been proposed in writing for consideration at a meeting of the Directors, in accordance with the Board's normal procedures or in such other manner as the Directors may determine;

(b) any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question and any other interested Director (together the "**Interested Directors**"); and

(c) the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

**93.3** Any authorisation of a matter under this Article shall extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.

**93.4** Any authorisation of a matter under this Article shall be subject to such conditions or limitations as the Directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the Directors at any time. A Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

**93.5** A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under this Article and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

## 94 Directors may have interests

**94.1** Subject to compliance with Article 94.2, a Director, notwithstanding his office, may have an interest of the following kind:

(a) where a Director (or a person connected with him) is a director or other officer of, or employed by, or otherwise interested (including by the holding of shares) in, any Relevant Company;

(b) where a Director (or a person connected with him) is a party to, or otherwise interested in, any contract, transaction or arrangement with a Relevant Company, or in which the Company is otherwise interested;

(c) where the Director (or a person connected with him) acts (or any firm of which he is a partner, employee or member acts) in a professional capacity for any Relevant Company (other than as Auditor) whether or not he or it is remunerated therefor;

(d) an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(e) an interest, or a transaction or arrangement giving rise to an interest, of which the Director is not aware;

(f) any matter previously authorised under Article 93.1; or

(g) any other interest authorised by Ordinary Resolution.

No authorisation under Article 93 shall be necessary in respect of any such interest.

**94.2** The Director shall declare the nature and extent of any interest permitted under Article 94.1, and not falling within Article 94.3, at a meeting of the Directors or in the manner set out in Section 184 or 185 of the Companies Act 2006.

**94.3** No declaration of an interest shall be required by a Director in relation to an interest:

(a) falling within paragraph (d), (e) or (f) of Article 94.1;

(b) if, or to the extent that, the other Directors are already aware of such interest (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns the terms of his service contract (as defined in Section 227 of the Companies Act 2006) that have been or are to be considered by a meeting of the Directors, or by a committee of Directors appointed for the purpose under these Articles.

**94.4** A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any Relevant Company or for such remuneration, each as referred to in Article 94.1, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

**94.5** For the purposes of this Article, "**Relevant Company**" shall mean: .

(a) the Company;

(b) a subsidiary undertaking of the Company;

(c) any holding company of the Company or a subsidiary undertaking of any such holding company;

(d) any body corporate promoted by the Company; or

(e) any body corporate in which the Company is otherwise interested.

## 95 Restrictions on quorum and voting

**95.1** Save as provided in this Article, and whether or not the interest is one which is authorised pursuant to Article 93 or permitted under Article 94, a Director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

**95.2** A Director shall not be counted in the quorum for a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

**95.3** Subject to the provisions of the Statutes, a Director shall (in the absence of some other interest than is set out below) be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any contract, transaction or arrangement, or any other proposal:

(a) in which he has an interest of which he is not aware;

(b) in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(c) in which he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(d) which involves the giving of any security, guarantee or indemnity to the Director or any other person in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

(ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(e) concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings

(i) in which offer he is or may be entitled to participate as a holder of securities; or

(ii) in the underwriting or sub-underwriting of which he is to participate;

(f) concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

(g) relating to an arrangement for the benefit of the employees or former employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

(h) concerning the purchase or maintenance by the Company of insurance for any liability for the benefit of Directors or for the benefit of persons who include Directors;

(i) concerning the giving of indemnities in favour of Directors;

(j) concerning the funding of expenditure by any Director or Directors on:

(i) defending criminal, civil or regulatory proceedings or actions against him or them;

(ii) in connection with an application to the court for relief; or

(iii) defending him or them in any regulatory investigations;

(k) concerning the doing of anything to enable any Director or Directors to avoid incurring expenditure as described in paragraph (j); and

(l) in respect of which his interest, or the interest of Directors generally, has been authorised by Ordinary Resolution.

**95.4** Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company (or any body corporate in which the Company is interested), the proposals may be divided and considered in relation to each Director separately. In such case, each of the Directors concerned (if not debarred from voting under paragraph (f) of Article 95.3) shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

**95.5** If a question arises at any time as to whether any interest of a Director prevents him from voting, or being counted in the quorum, under this Article, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive, except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Directors and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Directors.

## 96 Confidential information

**96.1** Subject to Article 96.2, if a Director, otherwise than by virtue of his position as Director, receives information in respect of which he owes a duty of confidentiality to a person other than the Company, he shall not be required:

(a) to disclose such information to the Company or to the Directors, or to any Director, officer or employee of the Company; or

(b) otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a Director.

**96.2** Where such duty of confidentiality arises out of a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company, Article 96.1 shall apply only if the conflict arises out of a matter which has been authorised under Article 93 above or falls within Article 94 above.

**96.3** This Article is without prejudice to any equitable principle or rule of law which may excuse or release the Director from disclosing information, in circumstances where disclosure may otherwise be required under this Article.

## 97 Directors' interests - general

**97.1** For the purposes of Articles 93 to 97:

(a) an interest of a person who is connected with a Director shall be treated as an interest of the Director; and

(b) Section 252 of the Companies Act 2006 shall determine whether a person is connected with a Director.

**97.2** Where a Director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the Director may, and shall if so requested by the Directors take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the Directors for the purpose of managing conflicts of interest generally and/or any specific procedures approved by the Directors for the purpose of or in connection with the situation or matter in question, including without limitation:

(a) absenting himself from any meetings of the Directors at which the relevant situation or matter falls to be considered; and

(b) not reviewing documents or information made available to the Directors generally in relation to such situation or matter and/or arranging for such documents or information to be reviewed by a professional adviser to ascertain the extent to which it might be appropriate for him to have access to such documents or information.

**97.3** The Company may by Ordinary Resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised by reason of a contravention of any provisions of Articles 93 to 97.

## 98 Borrowing Powers

**98.1** Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

**98.2** The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards its subsidiaries only in so far as by the exercise of such rights or powers of control the Directors can secure) that the aggregate of the amounts for the time being remaining undischarged of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not without the previous sanction of an Ordinary Resolution of the Company at any time exceed an amount equal to twice the Adjusted Capital and Reserves.

**98.3** No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provision be concerned to see or enquire whether the limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or the security given express notice that the limit hereby imposed had been or would thereby be exceeded.

**98.4** When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is to be ascertained, any such borrowings denominated or repayable in a currency other than sterling shall be converted for the purposes of calculating the sterling equivalent at the rate of exchange prevailing on that day in London. Provided that any of such borrowings shall be converted at the rate of exchange prevailing in London six months before such day if thereby such aggregate amount would be less (and so that for this purpose the rate of exchange shall be taken as the middle market rate at the close of business as quoted to the Company by such London clearing bank as it may choose).

**98.5** If immediately after and as a result only of the acquisition by the Company or any subsidiary of immovable property subject to a mortgage or charge, or of a subsidiary with borrowings outstanding at the date of acquisition, the aggregate principal amount to be taken into account above exceeds the limit imposed by this Article, such acquisition shall not constitute a breach thereof if within 12 months of the acquisition the aggregate nominal or principal amount to be taken into account as aforesaid is reduced to an amount not exceeding such limit.

**98.6** A certificate or report by the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

**98.7** For the purposes of this Article 98:

(a) the "**Adjusted Capital and Reserves**" means at any material time the amount as certified by the Auditors of the Company (the "**Auditors**") paid up or credited as paid up on the share capital of the Company plus the aggregate of the amounts standing to the credit of the capital and revenue reserves including share premium account and capital redemption reserve and plus or minus the amount standing to the credit or debit (as the case may be) of the profit and loss accounts of the Company and its subsidiaries, all as shown in the then latest audited consolidated balance sheets of the Company and its subsidiaries but:

(i) adjusted as may be appropriate to take account of:

(a) any increase in or reduction of the paid-up share capital and any variation in such capital and revenue reserves (other than profit and loss accounts) since the date of the relevant audited balance sheets and any distribution declared, recommended or made by the Company or its subsidiaries (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet; and

(b) any companies which since such date have ceased to be or have become subsidiaries and any companies which will become or will cease to be subsidiaries as a result of the transaction in relation to which the calculation falls to be made;

(ii) excluding any sums set aside for taxation (including deferred taxation);

(iii) excluding any amounts attributable to minority interests in subsidiaries or associates; and

(iv) after making such other adjustments (if any) as the Auditors may consider appropriate.

(b) "**borrowings**" shall be deemed to include the following except in so far as otherwise taken into account:

(i) the principal amount for the time being owing in respect of any debenture within the meaning of Section 738 of the Companies Act 2006;

(ii) the principal amount raised by the Company or a subsidiary by acceptances under any acceptance credit opened on its behalf by any bank or accepting house, not being acceptances in relation to the purchase or sale of goods in the ordinary course of trading;

(iii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the redemption or repayment of which is guaranteed or secured by the Company or a subsidiary and the beneficial interest in which is not owned by the Company or a subsidiary;

(iv) the nominal amount of any issued share capital (not being equity share capital) of a subsidiary owned otherwise than by the Company or a subsidiary; and

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing;

but shall not include:

(i) the proportion of the total moneys borrowed by a partly-owned subsidiary (otherwise than from the Company or another subsidiary) which corresponds to the proportion of its equity share capital not attributable directly or indirectly to the Company but only to the extent that such proportion exceeds any moneys borrowed from such partly-owned subsidiary by the Company or another subsidiary; or

(ii) amounts borrowed for the purpose of repaying the whole or any part of any moneys borrowed by the Company or a subsidiary (other than from a subsidiary or the Company and other than moneys falling within Article 98.5) and for the time being outstanding (including any fixed or minimum premium payable on final repayment) and intended to be applied for that purpose within six months of the borrowing thereof (pending their being so applied); or

(iii) moneys borrowed from bankers or others for the purpose of financing any contract in respect of which any part of the price receivable is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade, or any institution in the opinion of the Directors carrying on similar business, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured; or

(iv) amounts borrowed or raised which are for the time being deposited with HM Customs and Excise or any other body designated by any relevant legislation or order in connection with import deposits or any similar governmental scheme to the extent that the Company or any of its subsidiaries retains its interest therein.

Non-recourse debt that is secured solely on the assets of a Project Special Purpose Company shall not fall to be included as borrowings of the Group by virtue of its being borrowings of either a member of the Group or of an associate of the Company.

(c) "**Group**" means and includes the Company and its subsidiaries for the time being;

(d) "**Non-recourse debt**" means any debt owed by a Project Special Purpose Company and in respect of which no member of the Group or associate of the Group, other than a Project Special Purpose Company, has any direct liability for repayment thereof; and

(e) "**Project Special Purpose Company**" means a special purpose undertaking operating solely for the purpose of carrying out and/or financing a Private Finance Initiative ("**PFI**"), Public/Private Partnership ("**PPP**") or similar project.

## 99 General Powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations, whether or not consistent with these Articles, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

The Directors may by resolution exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formally employed by the Company or any of its subsidiaries in connection with the cessation or transfer to any person of the whole or any part of the undertaking of the Company or that subsidiary.

## 100 Local boards

**100.1** The Directors may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

## 101 Appointment of attorney

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

## 102 Signatures on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors, or any committee appointed by the Directors and authorised in this regard, shall from time to time by resolution determine.

## 103 Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries.

# The Seal

## 104 The Seal

**104.1** The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

**104.2** Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

**104.3** Where the Statutes so permit, any instrument signed by:

(a) one Director and the Secretary; or

(b) by two Directors,

and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended to have effect as a deed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

**104.4** The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

**104.5** The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

# Authentication of Documents

## 105 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

## Reserves

### 106 Establishment of reserves

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

## Dividends

### 107 Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

### 108 Fixed and Interim dividends

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they may think fit.

### 109 Scrip Dividends

With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of:

(i) any dividend proposed to be declared at that or any other General Meeting; or

(ii) any interim dividend to be paid by the Directors pursuant to Article 108; or

(iii) the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 108,

offer to holders of a particular class of shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional ordinary shares credited as fully paid. In any such case the following provisions shall apply:

(a) the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value (calculated by reference to the average quotation) of the additional ordinary shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purposes the "**average quotation**" of an ordinary share shall be an average of the middle market quotation of the ordinary shares on The Stock Exchange, as derived from the Daily Official List maintained by the UK Listing Authority, on each of the first five business days on which the relevant class of shares are quoted "**ex**" the relevant dividend;

(b) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the holders of the relevant class of share of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed, and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

(c) the Directors may also issue forms under which holders of the relevant class of share may elect to receive ordinary shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined);

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "**Elected Shares**"), and in lieu thereof additional ordinary shares shall be allotted to the holders of the Elected Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine a sum equal to the aggregate nominal amount of additional ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

(e) additional ordinary shares allotted pursuant to an election in respect of any dividend proposed to be declared at any General Meeting or any interim dividend to be paid by the Directors pursuant to Article 108 shall rank equally in all respects with the fully paid ordinary shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(f) additional ordinary shares allotted pursuant to an election, in respect of the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 119.2 shall rank equally in all respects with the fully paid ordinary shares then in issue;

(g) no holder of any class of shares may be allotted a fraction of a share. The Directors may make such provision as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company;

(h) the Directors may on any occasion determine that rights of election shall not be made available to any members with registered addresses in any territory where the absence of a registration statement or other special formalities circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination;

(i) in relation to any particular proposed dividend the Directors may in their absolute discretion withdraw the offer previously made to the holders of the relevant class of shares to elect to receive additional ordinary shares in lieu of the cash dividends (or part thereof) at any time prior to the allotment of the additional ordinary shares.

## 110 Dividends on part-paid shares

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

## 111 No dividend except out of profits

No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes. The Company or the Directors may determine any date as the Record Date for any dividend, distribution, allotment or issue whether it is before or after the date upon which the same is declared, made or paid.

## 112 Business bought as from past date

Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date the profits and losses thereof as from such date may at the discretion of the Directors in whole or in part be carried to revenue account and treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

## 113 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

## 114 Deduction of sums payable on account

The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

## 115 Retention of dividends

**115.1** The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

**115.2** The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares contained in these Articles entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

## 116 Waiver of dividend

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a Deed) shall be effective only if such document is signed or authenticated in accordance with Article 132 by the member (or the person entitled to the share in consequence of the death or bankruptcy of the member or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

## 117 Unclaimed dividend

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

## 118 Distribution *in specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

## 119 Manner of payment of dividends

**119.1** Any dividend or other moneys payable on or in respect of a share may be paid to the member or person entitled thereto (or, if two or more persons are registered as joint members or are entitled thereto in consequence of the death or bankruptcy of the member or otherwise by operation of law, to any one of such persons) or to such person as such member or person or persons may by writing direct. Such dividend or other moneys may be paid:

(i) by cheque sent by post to the registered address of the payee or, where there is more than one payee, to any one of them; or

(ii) by inter-bank transfer to such account as the payee or payees shall in writing direct; or

(iii) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system); or

(iv) by such other method of payment as the member (or, in the case of joint members or persons entitled to the share in consequence of the death or bankruptcy of the member or otherwise by operation of law, all of them) may agree to.

Payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

**119.2** Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

## 120 Joint Members

If two or more persons are registered as joint members, or are entitled jointly to a share in consequence of the death or bankruptcy of the member or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

## 121 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

## Capitalisation of Profits and Reserves

### 122 Capitalisation of profits and reserves

**122.1** The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

**122.2** Such capitalisation shall be effected by appropriating such sum to the holders of ordinary shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum on their behalf in paying up in full unissued ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

**122.3** The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

## Accounts

### 123 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

### 124 Copies of accounts for members

**124.1** Subject as provided in Article 124.2, a copy of the Company's annual accounts and report which are to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles.

**124.2** Article 124.1 shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes and provided further that this Article shall not require a copy of these documents to be sent to more than one of joint members or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has been sent shall be entitled to receive a copy free of charge on application at the Office.

### 125 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently become disqualified.

### 126 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

## Communications with Members

### 127 Service of notices etc.

**127.1** The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means, including by making such notices, documents or information available on a website.

**127.2** The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

**127.3** Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

**127.4** Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

**127.5** Any notice, document or information which is sent or supplied by the Company means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

**127.6** The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

**127.7** The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

## 128 Joint members

**128.1** Anything which needs to be agreed or specified by joint members shall for all purposes be taken to be agreed or specified by all the joint members where it has been agreed or specified by the joint member whose name stands first in the Register in respect of the share.

**128.2** Any notice, document or information which is authorised or required to be sent or supplied to joint members may be sent or supplied to the joint member whose name stands first in the Register in respect of the share, to the exclusion of the other joint members. For such purpose, a joint member having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

**128.3** The provisions of this Article shall have effect, subject to the Statutes, in place of the Company Communications Provisions regarding joint members.

## 129 Deceased and Bankrupt Members

**129.1** A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(a) such evidence as the Directors may reasonably require to show his title to the share,

(b) an address within the United Kingdom for the service of notices,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

**129.2** Save as provided by Article 129.1, any notice, document or information delivered or sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint member.

**129.3** The provisions of this Article shall have effect, subject to any mandatory provision of the Statutes, in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

## 130 Overseas Members

Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices.

## 131 Suspension of Postal Services

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a General Meeting of the Company or a meeting of the holders of a class of shares of the Company, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised on the same date in at least one national newspaper and such notice shall be deemed to have been given on the day when the advertisement appears. In any such case, the Company shall:

(i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof; and

(ii) send confirmatory copies of the notice by post to such members if at least seven days prior to the meeting the posting of notices again becomes practicable.

## 132 Signature or authentication of documents sent by electronic means

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

## 133 Statutory provisions as to notices

Nothing in any of the preceding seven Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

# Winding Up

## 134 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

## 135 Distribution of assets *in specie*

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the Liquidator may, with the authority of a Special Resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

## Directors' Liabilities

### 136 Indemnity

**136.1** Subject to the provisions of, and so far as may be permitted by and consistent with the Statutes and rules made by the UK Listing Authority, the Company may indemnify any Director, former Director, Secretary or other officer of the Company and each of the Associated Companies of the Company out of the assets of the Company against:

(a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than:

(i) any liability to the Company or any Associated Company; and

(ii) any liability of the kind referred to in Section 234(3) of the Companies Act 2006; and

(b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

**136.2** Subject to the Companies Acts and rules made by the UK Listing Authority the Company shall indemnify a Director of the Company and any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006).

**136.3** Where a Director, former Director, Secretary or other officer is indemnified against any liability in accordance with this Article 136, such indemnity may extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

**136.4** In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

### 137 Insurance

**137.1** Without prejudice to Article 136, the Directors shall have the power to purchase and maintain insurance for or for the benefit of:

(a) any person who is or was at any time a Director, officer or employee of any Relevant Company (as defined in Article 137.2 below); or

(b) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested,

including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

**137.2** For the purpose of Article 137.1 above, "**Relevant Company**" shall mean:

(a) the Company;

(b) any holding company of the Company;

(c) any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company; or

(d) any subsidiary undertaking of the Company or of such other body.

## 138 Defence expenditure

**138.1** Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company with funds to meet expenditure incurred or to be incurred by him in defending himself in any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company or in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and

(b) may do anything to enable any such Director, Secretary or other officer to avoid incurring such expenditure.

**138.2** The terms set out in Section 205(2) of the Companies Act 2006; shall apply to any provision of funds or other things done under Article 138.1.

**138.3** Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and

(b) may do anything to enable any such Director, former Director, Secretary or other officer to avoid incurring such expenditure.

**138.4** In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

**138.5** Where the board of Directors considers it appropriate, the Company may grant a documentary indemnity in any form in favour of any Director, former Director, Secretary or other officer of the Company.

END